11/21

02060149

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Burberry Group plc

*CURRENT ADDRESS 18-22 Haymarket
London SW1Y 4DQ

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

FILE NO. 82- 34691 FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DATE : 11/22/02

BURBERRY

Global Offer

Joint Sponsors, Joint Global Co-ordinators and Joint Bookrunners

Merrill Lynch International   Morgan Stanley







BURBERRY

Since 1856

BURBERRY

Burberry Group plc

Global Offer of 112,359,600 New Ordinary Shares of 0.05p each at a price of 230p per share and admission to the Official List and to trading on the London Stock Exchange

Joint Sponsors, Joint Global Co-ordinators and Joint Bookrunners

Merrill Lynch International **Morgan Stanley**

Co-Lead Managers

Cazenove **UBS Warburg**

This document comprises Listing Particulars relating to Burberry Group plc ("Burberry") in accordance with the Listing Rules made under Section 74 of the Financial Services and Markets Act 2000 and has been delivered for registration to the Registrar of Companies in England and Wales in accordance with Section 83 of that Act.

Application has been made to the Financial Services Authority in its capacity as UK Listing Authority for the entire ordinary share capital of Burberry, issued and to be issued in connection with the offering described in these Listing Particulars (the "Global Offer"), to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange plc (the "London Stock Exchange") for such ordinary shares to be admitted to trading on the London Stock Exchange's main market for listed securities. Admission to the Official List of the UK Listing Authority together with admission to trading on the London Stock Exchange's main market for listed securities constitute admission to official listing on a stock exchange. It is expected that Admission of the ordinary shares will become effective and that dealings in the ordinary shares on the London Stock Exchange's main market will commence at 8.00 a.m. on 18 July 2002. **All dealings before the commencement of unconditional dealings will be of no effect if Admission does not take place and such dealings will be at the sole risk of the parties concerned.**

The Directors of Burberry, whose names appear on page 8 of these Listing Particulars, accept responsibility for the information contained in these Listing Particulars. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in these Listing Particulars is in accordance with the facts and does not omit anything likely to affect the import of such information.

Ordinary share capital immediately following Admission

Authorised			Issued	
Number	Amount		Number	Amount
1,999,999,998,000	£999,999,999	**ordinary shares of 0.05p each**	500,000,000	£250,000

The ordinary shares have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act") or under the applicable securities laws of Canada, Australia or Japan. Subject to certain exceptions, the ordinary shares may not be offered or sold within the United States, Canada, Australia or Japan or to any national, resident or citizen of the United States, Canada, Australia or Japan. The ordinary shares are being offered and sold outside the United States in reliance on Regulation S under the Securities Act ("Regulation S") and within the United States to persons reasonably believed to be "qualified institutional buyers" within the meaning of Rule 144A under the Securities Act ("Rule 144A") or to a limited number of accredited investors, within the meaning of Rule 501(a) under the Securities Act, in reliance on an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Prospective investors are hereby notified that sales of ordinary shares may be made in reliance on Rule 144A or another exemption from, or in a transaction not subject to, the provisions of Section 5 of the Securities Act. For a description of these and certain further restrictions on offers, sales and transfers of the ordinary shares and the distribution of this document, see paragraph 13 of Part XI: "Additional Information – Securities Laws".

Prospective investors should read Part I: "Risk Factors" for certain matters which should be taken into account in considering whether to acquire New Ordinary Shares.

Merrill Lynch International and Morgan Stanley & Co. International Limited are the Joint Sponsors and Merrill Lynch International and Morgan Stanley Securities Limited are the Joint Global Co-ordinators and Joint Bookrunners for the Global Offer. Each of Merrill Lynch International, Morgan Stanley & Co. International Limited and Morgan Stanley Securites Limited is advising Burberry and GUS plc ("GUS") in relation to the Global Offer and no one else and will not be responsible to anyone other than Burberry or GUS for providing the protections afforded to their respective clients, nor for providing any advice in relation to the Global Offer, the contents of this document or any transaction or arrangement referred to herein.

In connection with the Global Offer, Merrill Lynch International as stabilising manager, may over-allot or effect other transactions which stabilise or maintain the market price of the ordinary shares in each case at a higher level than might otherwise prevail in the open market for a limited period after the date of this document. Such transactions may be effected on the London Stock Exchange, the over-the-counter market or otherwise. Such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Save as required by law, the stabilising manager does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Global Offer.

In connection with the Global Offer, Burberry has granted to Merrill Lynch International as stabilising manager an Over-allotment Option, pursuant to which Merrill Lynch International may subscribe, or procure subscribers for, up to 16,853,940 Over-allotment Shares for the purposes, *inter alia,* of allowing Merrill Lynch International to meet over-allocations in connection with the Global Offer and to cover short positions resulting from stabilisation transactions. If any Over-allotment Shares are acquired pursuant to the exercise of this Over-allotment Option, each Underwriter will be committed to pay to Burberry, or procure that payment is made to it of, an amount calculated by reference to the proportion of New Ordinary Shares it has agreed to underwrite.

You should rely only on the information contained in these Listing Particulars. No person has been authorised to give any information or make any representations other than as contained in these Listing Particulars and, if given or made, such information or representations must not be relied on as having been authorised by Burberry, GUS, the Joint Sponsors, Joint Global Co-ordinators and Joint Bookrunners nor any of the Underwriters. Neither the delivery of these Listing Particulars nor any subscription made under these Listing Particulars shall, under any circumstances, create any implication that there has been no change in the affairs of Burberry since, or that the information contained herein is correct as of any time subsequent to, the date of these Listing Particulars.

The contents of these Listing Particulars are not to be construed as legal, financial or tax advice. Each prospective investor should consult his, her or its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice.

Table of Contents

Contents	3
Directors, Secretary, Registered and Head Office and Advisers	8
Timetable of Principal Events	9
Global Offer Statistics	9
Key Information	10
PART I: Risk Factors	15
PART II: Business	21
PART III: Management	43
PART IV: Operating and Financial Review and Prospects	46
PART V: Accountants' Reports	60
PART VI: Pro Forma Combined Balance Sheets	135
PART VII: Summary of Differences between UK GAAP and US GAAP	141
PART VIII: Property Valuation Report	146
PART IX: The Global Offer	152
PART X: Taxation	155
PART XI: Additional Information	160
PART XII: Definitions	209
PART XIII: Glossary	212

Restrictions on Sales Outside the United Kingdom

The ordinary shares have not been approved or disapproved by the US Securities and Exchange Commission (the "SEC"), any state securities commission in the United States or any other regulatory authority in the United States, nor have any of the foregoing authorities passed on or endorsed the merits of the Global Offer or the accuracy or adequacy of the information contained in these Listing Particulars. Any representation to the contrary is a criminal offence in the United States.

The distribution of these Listing Particulars and the offer and issue of the New Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession these Listing Particulars come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No action has been taken by Burberry that would permit an offer of ordinary shares or possession or distribution of these Listing Particulars or any other offering or publicity material or application form relating to ordinary shares in any jurisdiction where action for that purpose is required, other than in the United Kingdom.

Notice to New Hampshire Residents Only

Neither the fact that the registration statement or an application for a licence has been filed under Chapter 421-B of the New Hampshire revised statutes with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State of New Hampshire has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer or client, any representation inconsistent with the provisions of this paragraph.

Available Information

We expect to obtain an exemption from the reporting requirements under the US Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Rule 12g3-2(b) thereunder and pursuant to such exemption will comply with the information supplying requirements of that rule which require us to supply the SEC with certain information that is publicly disclosed in the United Kingdom for as long as we have more than 300 shareholders resident in the United States. Such information may be obtained from the public reference facilities maintained by the SEC in Washington, DC at prescribed rates. Additionally, we have agreed that, for so long as any of the New Ordinary Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, we will, during any period in which we are neither subject to Section 13 or 15(d) under the Exchange Act, nor exempt from reporting under the Exchange Act pursuant to Rule 12g3-2(b) thereunder, provide to any holder or beneficial owner of such restricted securities or to any prospective purchaser of such restricted securities designated by such holder or beneficial owner, on the request of such holder, beneficial owner or prospective purchaser, the information required to be provided by Rule 144A(d)(4) under the Securities Act.

Forward-Looking Statements

Certain statements in these Listing Particulars constitute "forward-looking statements". All statements other than statements of historical facts included in these Listing Particulars, including, without limitation, our financial position, business strategy, plans and objectives of management or future operations (including development plans and objectives relating to our products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to, those discussed in Part I: "Risk Factors". These forward-looking statements speak only as at the date of these Listing Particulars. Subject to any continuing obligations under the Listing Rules, we expressly disclaim any obligation or undertaking to disseminate after Admission any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Presentation of Information

All references in these Listing Particulars to "pounds sterling", "pounds", "£", "p" or "pence" are to the lawful currency of the United Kingdom of Great Britain and Northern Ireland. All references to "Euro" or "€" are to the lawful single currency of member states of the European Communities that adopt or have adopted the Euro as their currency in accordance with the legislation of the European Union relating to European Monetary Union. All references to "$", "Dollars", "US Dollar(s)", "US$" and "US cent(s)" are to the lawful currency of the United States. All references to "Yen" or "Japanese Yen" are to the lawful currency of Japan. All references to "pesetas" or "Ptas" are to the lawful currency of Spain until its adoption of the Euro. All references to "FF" are to the lawful currency of France until its adoption of the Euro. All references to "DEM" are to the lawful currency of Germany until its adoption of the Euro. All references to "CHF" are to the lawful currency of Switzerland. We prepare our consolidated financial statements in pounds sterling. All reference to the "Korean Won" are to the lawful currency of Korea.

Where these Listing Particulars contain translations of US Dollar or Euro amounts into pounds sterling amounts, solely for the convenience of the reader, unless otherwise indicated, the translations have been made at the noon buying rate in the City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). The Noon Buying Rate on 10 July 2002 at which US Dollars could be converted into pounds sterling was: £1.00: $1.5483. On 10 July 2002, the Noon Buying Rate at which US Dollars could be converted into Euro was: €1.00: $0.9890. Based on these buying rates Euro monetary amounts have been translated into pounds sterling at the rate of £1.00: €1.5655. These translations should not be construed as representations that the pounds sterling amounts actually represent the US Dollar or Euro amounts or could have been or could be converted into US Dollars or Euro at the rates indicated or at any other rates.

All times referred to in this document are, unless otherwise stated, references to London time.

Unless otherwise indicated, financial information in this document has been prepared in accordance with generally accepted accounting principles as used in the United Kingdom ("UK GAAP"). UK GAAP differs in certain significant respects from generally accepted accounting principles as used in the United States ("US GAAP"). For a discussion of the most significant differences between UK GAAP and US GAAP relevant to Burberry, see Part VII: "Summary of Differences between UK GAAP and US GAAP".

The Accountants' Reports included in Part V: "Accountants' Reports" of this document have been prepared in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board in the United Kingdom and the related consent to its inclusion in these Listing Particulars appearing in Part XI: "Additional Information" has been included as required by the UK Listing Authority and solely for that purpose. Such report and consent were not prepared in accordance with standards generally accepted in the United States. Under such US standards and based upon work performed, no audit report or any other form of assurance could be issued with respect to the financial information. Accordingly, no opinion nor any other assurance with regard to the financial information is expressed under generally accepted auditing standards in the United States. The individual financial returns underlying the Accountants' Reports were audited in accordance with auditing standards generally accepted in the United Kingdom.

Our World Wide Web site is www.burberry.com. The information on that web site or any web site directly or indirectly linked to that web site is not incorporated by reference into these Listing Particulars and investors should not rely on it.

We have estimated the total retail value of products sold globally under the Burberry brand based upon sales through our directly operated stores, our wholesale sales and sales by our licensing partners. To estimate the retail value of Burberry products sold to wholesale customers, we assume that these products are sold to consumers at suggested retail prices in the financial year in which those wholesale sales are recorded. For sales of licensed products, we include the value of Burberry products sold as reported by the licensing partner in cases where the licensee sells directly to consumers. If the licensee partner sells through wholesale channels, we rely on the licensee's reported sales and assume that the products are sold at suggested retail prices in the financial year in which the sales are made to wholesale customers. In Japan, these estimates rely on the suggested retail value of units produced rather than sold.

Unaudited Pro Forma Combined Balance Sheets

The report on unaudited pro forma combined balance sheets included in Part VI of this document is included in a form which complies with the requirements of the UK Listing Authority. This form of report does not comply with generally accepted auditing standards in the United States ("US GAAS"), thus US investors should not rely on it as such since US GAAS does not provide for the expression of an opinion on a review of pro forma financial statements.

Enforcement of Civil Liabilities

We are a public company limited by shares incorporated under the laws of England and Wales, with business operations conducted outside the United States through various subsidiaries, as well as within the United States through our subsidiaries located in the United States. Most of the Directors are residents of countries other than the United States, and a substantial portion of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States on us or such persons or to enforce against certain of them in the US courts judgments obtained in US courts, including judgments predicated on the civil liability provisions of the securities laws of the United States or any state or territory within the United States.

References to Defined Terms and Incorporation of Terms

Certain terms used in this document, including all capitalised terms and certain technical and other terms, are defined or explained in Part XII: "Definitions" and Part XIII: "Glossary".

DIRECTORS, SECRETARY, REGISTERED AND HEAD OFFICE AND ADVISERS

Directors		
John Peace	Non-Executive Chairman	
Rose Marie Bravo	Chief Executive	
Michael Metcalf	Chief Financial Officer and Chief Operating Officer	
Thomas O'Neill	President Worldwide	
Philip Bowman	Non-Executive Director	
Guy Peyrelongue	Non-Executive Director	
David Tyler	Non-Executive Director	
Company Secretary	Michael Mahony	
Registered and Head Office and Directors' Address	18-22 Haymarket London SW1Y 4DQ	
Joint Sponsors	Merrill Lynch International Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ	Morgan Stanley & Co. International Limited 25 Cabot Square Canary Wharf London E14 4QA
Joint Global Co-ordinators and Joint Bookrunners	Merrill Lynch International Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ	Morgan Stanley Securities Limited 25 Cabot Square Canary Wharf London E14 4QA
Co-Lead Managers	Cazenove & Co. Ltd 12 Tokenhouse Yard London EC2R 7AN	UBS AG, acting through its business group UBS Warburg 1 Finsbury Avenue London EC2M 2PP
US and English Legal Advisers to Burberry	Linklaters One Silk Street London EC2Y 8HQ	
US and English Legal Advisers to the Joint Sponsors and Joint Global Co-ordinators	Freshfields Bruckhaus Deringer 65 Fleet Street London EC4Y 1HS	
Auditors and Reporting Accountants	PricewaterhouseCoopers 1 Embankment Place London WC2N 6RH	
Registrars	Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA	

TIMETABLE OF PRINCIPAL EVENTS

Commencement of conditional dealings	12 July 2002
Admission and commencement of unconditional dealings	18 July 2002
CREST accounts credited	18 July 2002
Despatch of definitive share certificates (where applicable)	18 July 2002

GLOBAL OFFER STATISTICS

Offer Price	230p
Number of New Ordinary Shares in the Global Offer[(1)]	112,359,600
Number of New Ordinary Shares subject to the Over-allotment Option[(2)]	16,853,940
Number of ordinary shares in issue immediately following the Global Offer	
assuming the Over-allotment Option is not exercised	500,000,000
assuming the Over-allotment Option is exercised in full	516,853,940
Market capitalisation of Burberry[(1)]	£1.15 billion
Net proceeds of the Global Offer[(1)(3)]	£250 million

Notes:

(1) Assumes the Over-allotment Option is not exercised.

(2) The Over-allotment Option has been granted by Burberry to Merrill Lynch International, as stabilising manager, over up to 16,853,940 New Ordinary Shares equal to 15 percent of the aggregate number of New Ordinary Shares available in the Global Offer (before any exercise of the Over-allotment Option). The New Ordinary Shares subject to the Over-allotment Option are to be issued, if the Over-allotment Option is exercised, on the same terms and conditions as the New Ordinary Shares that are subject to the Global Offer.

(3) The net proceeds are stated after deduction of the commissions and expenses of the Global Offer payable by Burberry, expected to be approximately £8.6 million. If the Over-allotment Option is exercised in full, the aggregate net proceeds of the Global Offer will be approximately £287 million. The net proceeds to Burberry after the repayment of inter-company borrowings from the GUS Group as described in paragraph 2 of Part XI: "Additional Information – Reorganisation and Reduction of Capital", will be approximately £10 million whether or not the Over-allotment Option is exercised.

KEY INFORMATION

The information below is only a summary of more detailed information included in other sections of these Listing Particulars. This summary may not contain all the information that is important to investors or that investors should consider before buying our ordinary shares. Investors should pay particular attention to the risk factors set out in Part I: "Risk Factors".

Overview

Burberry is a distinctive luxury brand with international recognition and broad appeal. We design, source, manufacture and distribute high-quality apparel and accessories. Founded in Basingstoke, England, in 1856, we have a unique heritage associated with Great Britain and position ourselves as the authentic British lifestyle brand. From our founding, we have established a reputation for innovation, quality and style through developments such as the invention of gabardine, which we believe was the world's first weatherproof and breathable fabric, and the creation of iconic products, including the trench coat, and of the Burberry check.

Our products include apparel for women, men and children and accessories such as handbags, scarves, small leather goods and silks. We manufacture a portion of our outerwear, with the majority of our products sourced from third parties. In certain product categories and geographies, we combine our expertise with that of licensing partners by selectively granting licences for the design, manufacture and distribution of products under the Burberry name which complement our brand and product offering. Our most significant licensing relationship is in Japan, where our partners design and manufacture products under the Burberry brand for distribution in that domestic market. We also maintain licensing relationships in specialised product categories such as eyewear and fragrance. We work closely with our partners to ensure brand consistency in terms of image, design, quality and distribution.

We sell our products in Europe, North America and Asia through our own directly operated stores and wholesale customers. At 1 June 2002, we operated 60 stores and 10 concessions. Our wholesale customers include leading and prestige department stores and specialty retailers. In addition, our licensing partners sell products through specialised distribution channels. We estimate that the total retail value of products sold globally under the Burberry brand is approximately £2 billion. See "Presentation of Information" on page 6.

Since the arrival of a new management team, commencing in 1997, we have been repositioning the Burberry brand in line with its luxury heritage. We believe the improvement in our financial performance has been a direct result of this repositioning, including the renegotiation of our Japanese licence arrangements and the acquisitions of third-party Burberry businesses, most importantly, our former licensee in Spain. Turnover has increased from £428 million in the year ended 31 March 2001 to £499 million in the year ended 31 March 2002. Total operating profit from continuing operations before goodwill amortisation has increased from £69 million to £90 million over the same period.

Key Strengths

We believe our competitive strengths and attributes are as follows:

- distinctive luxury brand with international recognition and broad appeal;
- unique history and positioning as the authentic British lifestyle brand;
- highly successful merchandising and marketing strategy across both apparel and accessories;
- diversified distribution channels and geographic profile;
- proven international management team; and
- strong business momentum with multiple growth opportunities.

Strategy

Our objective is the continued development and global growth of our distinctive luxury business through the execution of the following strategy:

- nurture and evolve the Burberry brand;
- promote the Burberry brand and image;
- continue to develop and expand our product portfolio;
- expand our directly operated store network;
- selectively build wholesale distribution;
- support growth in Japan; and
- enhance operational capabilities.

Current Trading and Prospects

Our retail operations have enjoyed double-digit turnover growth in the first eleven weeks of the current financial year, excluding the benefit of the Burberry Asia Acquisition. Continued progress is anticipated over the full year, resulting from growth in existing stores, the directly operated store opening programme and the impact of the Burberry Asia Acquisition, as well as the Korean transaction, which completed on 2 July 2002.

We anticipate that our wholesale order book for the Autumn/Winter 2002 season will be broadly unchanged compared to the prior year. This expectation primarily reflects the effect of the current difficult macro-economic environment on the luxury goods sector, and soft domestic demand in Spain, together with discussions with our key trading partner regarding the repositioning of our business in Spain. These factors have been offset by continued strong growth in the United States.

Japanese licence income in the current financial year should benefit from further increases in volume and royalty rates, although this will be largely offset by the depreciation of the Yen/pounds sterling exchange rate. Other licence income will be reduced as a result of the Burberry Asia Acquisition and by the termination or absorption into our wholesale operation of certain product licences.

We anticipate that our operating profit margin in the current financial year will be broadly stable.

Risk Factors

Investment in the New Ordinary Shares involves certain risks as set out in Part I: "Risk Factors".

Relationship with GUS

We have entered into an agreement with GUS to regulate the ongoing relationship between ourselves and GUS (the "Relationship Agreement") in order to ensure that we operate independently of GUS. The Relationship Agreement provides for all transactions between GUS and ourselves to be conducted at arm's length and on a normal commercial basis. We will provide certain financial and other information to GUS. The Relationship Agreement remains in force for so long as GUS holds 15 percent or more of our voting share capital. GUS will continue to provide a number of services to us.

Selected Financial Data

The table below sets out a summary of selected key financial data for the years indicated. This data has been extracted without material adjustment from, should be read in conjunction with, and is qualified in its entirety by reference to, the selected financial and other data appearing in Part IV: "Operating and Financial Review and Prospects" and the financial information appearing in Part V: "Accountants' Reports". Investors should read this document as a whole and not rely solely on selected or summarised information.

Year ended 31 March[1]

	2000	2001	2002
	£m	£m	£m
Total turnover from continuing operations	**225.7**	**427.8**	**499.2**
EBITA[2]	**18.5**	**68.7**	**90.3**
Amortisation of goodwill	–	(3.6)	(4.9)
Total operating profit from continuing operations	**18.5**	**65.1**	**85.4**

Note:

(1) Interest income and expense recorded in the profit and loss account has been affected by financing arrangements within the GUS Group and is not necessarily representative of the amounts which would have arisen had we been independent of GUS. Accordingly, the selected financial data above is stated before interest income and expense. This means the impact of acquisitions and investment activity on pre-tax profits is not fully reflected as funding costs are excluded.

(2) EBITA comprises total Burberry Group operating profit from continuing operations before amortisation of goodwill. The EBITA disclosed here is not necessarily comparable to EBITA disclosed by other companies because EBITA is not uniformly defined. We believe EBITA is a relevant measurement used by companies to assess performance variations caused by differences in taxation and amortisation policies. EBITA is not a measure of financial performance under UK or US GAAP.

Dividend Policy

Any dividend proposed by the Directors in respect of any financial period will be dependent upon our operating results, financial condition, investment strategy and other factors. It is currently anticipated that most of the available cash generated by our business will be invested in the continued growth of our activities.

It is envisaged that interim dividends will be paid in February and final dividends in August of each year, in the approximate proportions of one-third and two-thirds respectively of the annual dividend. However, the Directors will not declare a final dividend for the financial year ended 31 March 2002. If the ordinary shares had been listed on the London Stock Exchange for the whole year ended 31 March 2002, the Directors would have recommended a dividend of approximately 2.2 pence per ordinary share. This would have represented a dividend pay-out ratio of approximately 20 percent of earnings per share for the year ended 31 March 2002. The Directors believe that this level is suitable for the time being and intend to implement a progressive policy at an appropriate time.

Summary of the Global Offer

The net proceeds we will receive from the Global Offer, which is underwritten by the Underwriters as to 104,003,079 New Ordinary Shares in accordance with the terms of the Underwriting Agreement (further details of which are set out in Part XI: "Additional Information – Underwriting Arrangements"), will be approximately £250 million, net of underwriting commissions and expenses (expected to be approximately £8.6 million) payable by us, assuming the Over-allotment Option is not exercised.

Admission is expected to take place and unconditional dealings in the ordinary shares are expected to commence on the main market of the London Stock Exchange at 8.00 a.m. on 18 July 2002. These times and dates may be changed.

In the Global Offer, New Ordinary Shares will be issued to (i) institutional investors in the United Kingdom and elsewhere, including in the United States to qualified institutional buyers pursuant to Rule 144A or another exemption from, or a transaction not subject to, the registration requirements of the Securities Act; and (ii) a limited number of other investors. Mitsui & Co., Ltd., one of our licensee partners in Japan, has agreed to subscribe for New Ordinary Shares valued at £15 million at the Offer Price conditional on Admission. Victor Barnett, the former Chairman of Burberry, has agreed to subscribe for New Ordinary Shares valued at £5 million at the Offer Price conditional on Admission.

In connection with the Global Offer, Merrill Lynch International, as stabilising manager, may over-allot ordinary shares or effect other transactions which are intended to stabilise or maintain the market price of the New Ordinary Shares in each case at a higher level or at levels which might not otherwise prevail in the open market for a limited period after the date of this document. Such transactions may be effected on the London Stock Exchange, the over-the-counter market or otherwise. Such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Save as required by law, the stabilising manager does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Global Offer.

In connection with the Global Offer, we have granted to Merrill Lynch International, as stabilising manager, an Over-allotment Option, pursuant to which Merrill Lynch International may subscribe, or procure subscribers for, up to 16,853,940 Over-allotment Shares for the purposes, *inter alia*, of allowing Merrill Lynch International to meet over-allocations in connection with the Global Offer and to cover short positions resulting from stabilisation transactions. If any Over-allotment Shares are acquired pursuant to the exercise of this Over-allotment Option, the stabilising manager will pay to us, or procure that payment is made to us of an amount equal to the Offer Price for each Over-allotment Share.

In connection with the Global Offer, GUS has agreed to indemnify each of the Directors for any liabilities incurred by him/her as a Director of Burberry and which arise out of the Global Offer other than where the liability arises out of fraud, dishonesty or recklessness on the part of the Director. Burberry has also agreed to indemnify the Directors to the extent permitted by law.

Use of Proceeds

The net proceeds we will receive from the issue of the New Ordinary Shares in the Global Offer, assuming the Over-allotment Option is exercised in full, will be approximately £287 million after deduction of underwriting commissions and expenses payable by us.

We intend to use most of the net proceeds of the Global Offer to repay in part inter-company borrowings from the GUS Group used to fund the acquisition of various Burberry companies and receivables from the GUS Group as part of the Reorganisation (described below). We will be left with a net cash balance of approximately £10 million which will be used to support our growth strategies, including our planned retail expansion and site acquisition programme.

The proceeds from any exercise of the Over-allotment Option will also be used to repay the balance of the inter-company borrowings described above. If the Over-allotment Option is not exercised or is exercised in part only, the GUS Group has agreed to waive any remaining debt due to it from us.

Reorganisation and Related Transactions

In order to ensure that all the required components of our business are contained within our group and any non-Burberry components are retained within the GUS Group in a tax efficient manner, the Reorganisation has been initiated. Part of the Reorganisation has already been completed and the remaining part is due to be effected before Admission or, in respect of certain non-material matters, shortly thereafter.

The Reorganisation includes the acquisition by us from the GUS Group of those Burberry companies we do not already hold directly and the acquisition of certain receivables held by the GUS Group in respect of our Spanish subsidiaries. We will finance these acquisitions using loans from the GUS Group.

The debt arising from these loans from the GUS Group will be repaid in part using the proceeds of the Global Offer. Some of the remaining debt will be capitalised, shortly before Admission, by way of the Rights Issue. The issue of shares pursuant to the Rights Issue will create additional share premium. Proceeds from any exercise of the Over-allotment Option will be used to repay the debt remaining after the Rights Issue. If the Over-allotment Option is not exercised, or is exercised in part only, GUS has agreed to waive any remaining debt due to it from us.

One impact of the transactions undertaken pursuant to the Reorganisation, under UK accounting principles, is a recording of a distribution out of the consolidated reserves of Burberry Group. As a result of this distribution, a net deficit on consolidated reserves arises in our consolidated accounts. Therefore, in order to eliminate the impact on consolidated reserves of Burberry Group arising as a result of the Reorganisation, the Reduction of Capital is scheduled to be confirmed at a hearing before the Companies Court Registrar before Admission. The Reduction of Capital will include a reduction of at least part of the share premium account created as a result of the Rights Issue and at least part of the share premium account arising on the issue of New Ordinary Shares under the Global Offer.

On 14 June 2002, the Directors of the Company declared an interim dividend of £219 million which was paid to the GUS Group.

In order to ensure that we remain in the same group of companies as GUS for capital gains tax purposes, GUS Holdings Limited holds preference shares in us. If GUS ceases to hold more than 50 percent of our issued share capital, the preference shares will be redeemed. For a complete description of the preference shares please see Part XI: "Additional Information – Memorandum and Articles of Association".

PART I: Risk Factors

An investment in our ordinary shares is subject to a number of risks. You should consider carefully all the risks described below and the other information in this document before deciding to invest in our company. If any of the following risks actually occurs, our business, financial condition and results of operations could suffer, in which case you could lose all or part of your investment.

Risks Related to Our Business

We face intense competition

We are faced with intense competition in most of our product categories and markets. We compete with international luxury goods groups. These groups control a number of luxury and upscale brands and may have greater financial resources and bargaining power with suppliers, wholesale accounts and landlords than we do. Although it is difficult to identify specific competitors by product and market segment, we believe our current competitors include Giorgio Armani srl., Coach, Inc., Donna Karan International, Inc., Ermenegildo Zegna srl., Gucci Group, NV, Hugo Boss AG, LVMH Moet Hennessy Louis Vuitton, Max Mara srl, Prada Holding B.V., Polo Ralph Lauren, Corp. and Tod's (S.p.a.). If we are unable to compete successfully, our operating results and growth may be adversely impacted.

A downturn in the economy or consumer confidence may affect sales of Burberry products

Many factors affect the level of consumer spending in the luxury goods industry, including interest rates, currency exchange rates, recession, inflation, deflation, political uncertainty, the availability of consumer credit, taxation, stock market performance, unemployment and other matters that influence consumer confidence. Sales of our products may tend to decline during recessionary periods when the average level of disposable income tends to be lower. In particular, we derive the major portion of our profits from Japan and Spain, and have a particular exposure to downturns in these economies.

A substantial amount of our sales are generated by customers, in particular Japanese and other Asian customers, who purchase our products while travelling either overseas or domestically. As a result, shifts in travel patterns or a decline in travel volumes have in the past and could in the future materially adversely affect our financial results, as occurred immediately after the events in the United States on 11 September 2001.

We are dependent on the strength of our trade marks

We believe that our trade marks and other proprietary rights are fundamental to our success and position. Copying of the Burberry check and the distribution of counterfeit products, i.e. products which replicate our designs, trade marks and labelling, damage the Burberry brand image and profitability. If a third party registers our trade marks, or similar trade marks, in a country where we do not currently trade, this would create a barrier to our commencing trade under those marks in that country. In addition, if a third party publishes harmful material using our trade marks, on the Internet or elsewhere, the Burberry brand image could be adversely affected.

Although we devote substantial resources on a worldwide basis to the establishment and protection of our intellectual property rights and to the monitoring of third-party activities in the course of international expansion, we have experienced conflict with various third parties who have infringed our intellectual property rights or contested the validity of those rights. We have in the past successfully resolved such conflicts through either negotiated settlements or, in certain instances, legal action, none of which has had a material impact on our financial condition and results of operations. Nevertheless, there can be no assurance that the actions taken by us to establish, protect and monitor the use of our intellectual property will be successful. The law and practice relating to the protection of intellectual property rights varies greatly from country to country and, as a result, our rights are more vulnerable in some jurisdictions than in others.

We are subject to changes in consumer preferences and fashion trends

Our business depends, in part, on our ability to shape, stimulate and anticipate consumer preferences and demands by producing innovative, fashionable, distinctive and functional products. In particular, we use the Burberry check as an integral part of our product design and to promote the brand. The Burberry check has served as an important part of our product offering both historically and as part of the repositioning. We plan to continue to vary the manner in which we use the Burberry check as a design feature and in marketing initiatives in order to minimise the risk of its over-exposure going forward. If we misjudge the development and use of the Burberry check, this may negatively impact our turnover. If we do not carefully monitor the manner in which our licensing partners use the Burberry check, this may impact our brand image.

Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to rapid change. If we misjudge the market for our products, we may be faced with significant excess inventories for some products and missed opportunities with others. In addition, there can be no assurance that we will be able to produce, distribute and market new products efficiently or that any product category that we may expand or introduce will achieve sales levels sufficient to generate profits.

We depend on certain licensing partners for a large portion of our profits

Our principal source of profit is the royalties received from licensees, specifically our licensee partners in Japan, Sanyo Shokai & Co., Ltd. ("Sanyo") and Mitsui & Co., Ltd. ("Mitsui"). We rely on licensees, among other things, to maintain operational and financial control over their businesses. Should our licensees fail to monitor and control their operations adequately or if our relationship with our licensees, in particular Sanyo or Mitsui, was disrupted, our income from royalties will decline.

If circumstances required that an existing licensee be replaced (for instance as a result of their financial failure), we believe that in most cases existing licensees, with the exception of Sanyo and Mitsui, could be replaced within a reasonable time period. There can be no assurance, however, that a replacement licensee would be able to contribute the same resources as the prior licensee in terms of design, production and distribution. The necessity to replace a licensee and, in particular, an inability to replace a licensee for any period of time would adversely affect turnover both directly, from reduced royalties received, and indirectly, from reduced sales of our products. The brand would also suffer if, as a result, it was absent from the market.

Although we regularly implement royalty reviews of our licensees, there can be no assurance that they will properly report royalty income or that such reviews will reveal any non-compliance with the terms of the relevant licence. Even if errors are revealed, the resolution of such errors may prove to be time-consuming and expensive.

We are exposed to a significant risk from currency fluctuations, in particular those affecting the Japanese Yen

We are highly dependent on the Japanese market and derive a significant percentage of our profits from our Japanese licensing arrangements. As a consequence, we are exposed to a significant risk associated with the Japanese Yen to pounds sterling exchange rate. We manage a significant portion of these exposures by the use of Yen forward exchange contracts for a period of approximately 12 months in advance of projected receipts on a monthly basis. Currency fluctuations affecting the Japanese Yen will nevertheless affect our results and profitability, albeit largely on a delayed basis as a result of this hedging activity.

We engage in foreign exchange hedging designed to reduce the impact of currency fluctuations on the trading transactions by our international operations. However, we do not currently hedge the translation of results of our overseas subsidiaries in the United States, Asia, Spain and the rest of Continental Europe into pounds sterling, our reporting currency. As a result, our reported results of operations are directly affected by currency fluctuations.

We are dependent on a limited number of suppliers of fabric and manufacturers of high-quality luxury goods

We purchase from, and are dependent on, a limited number of suppliers of fabric and high-quality finished goods manufacturers. In particular, we rely on a limited number of high-quality European suppliers of fabric and apparel and accessories including scarves and leather goods. Although we seek to ensure that we maintain a competitive supply base and to strengthen relationships with our primary suppliers, the number of potential suppliers and manufacturers is decreasing. In addition, we do not generally maintain formal agreements with our suppliers. Rather, purchases are made on forecast orders as well as actual and anticipated customer demand, while taking into account existing stock levels and outstanding production orders. Our expansion, competitive pressures and/or consolidation in the supply chain may therefore cause us difficulties in receiving an adequate supply of fabric and other raw materials or finished goods from our suppliers in the future, and we may be required to source products from a wider selection of suppliers who may not provide the same quality of products. No assurance can be given that we will be able to obtain fabric or third-party manufacturing capacity for finished goods on acceptable terms in the foreseeable future. Our operating results would be materially adversely affected should these suppliers and manufacturers adversely change the terms on which we obtain our supplies or if they cease or reduce their supplies to us.

One of our customers accounts for a large proportion of our total sales

In the year ended 31 March 2002, El Corte Inglés, a leading Spanish department store chain, was our largest customer and accounted for approximately half of our wholesale turnover in Spain. We negotiate the terms on which El Corte Inglés purchases our goods seasonally by product. We are currently in discussions with El Corte Inglés to better position our products in its stores and to implement a more efficient business structure with respect to this customer, as support and service costs have been increasing in recent years. However, initial orders for the Autumn/Winter 2002 season are for reduced volumes compared to the prior year and our results may continue to be adversely affected by the outcome of these ongoing discussions.

If we are unable to manage our growing business or implement growth strategies successfully, our future operating results will suffer

We intend to expand our network of retail stores. The actual number and type of stores to be opened and their success will depend on various factors, including the availability of desirable locations, the negotiation of acceptable lease terms for new sites and lease renewals for existing locations, and our ability to manage expansion and hire and train appropriate personnel. There can be no assurance that we will be able to negotiate lease renewals successfully for our existing stores or to obtain new stores on favourable terms, or to open and operate new stores on a timely or profitable basis.

The infrastructure supporting our UK and US wholesale operations operated at levels near to capacity in the Autumn/Winter 2001 season. In order to remedy this, and to meet our targets for customer service performance, we plan to further invest in the infrastructure and supply chain processes, specifically production control, warehousing, logistics, delivery and other operational systems. Should we be unable to complete these investments in a timely manner or to implement our plans to upgrade those systems and processes successfully, we may be unable to respond to increased demand or meet customer service requirements.

Recent acquisitions, as well as the introduction of new management, process and reporting procedures, means that our internal control environment and systems are not well established. Our operations, and therefore our results, may be adversely affected by the lack of effective control.

If we are not successful in implementing these strategies or in managing our growth, we could suffer a loss of consumer goodwill and a decline in sales.

The loss of key senior personnel could adversely impact our operating results

Our performance depends significantly on the efforts and abilities of our key senior personnel. These persons generally have substantial experience and expertise in the retail and luxury goods businesses and have made significant contributions to our growth and success. The unexpected loss of the services of one or more of these individuals could have an adverse effect on our operating results. There can be no assurance that we will be able to replace key senior personnel if necessary in the future.

Our operating results are subject to seasonal fluctuations and vary based on the weather

Our business, particularly with respect to apparel, operates on a seasonal basis (Spring/Summer and Autumn/Winter) and we have experienced, and expect to continue to experience, substantial seasonal fluctuations in sales and operating results. In particular, our results vary based on the weather because of the large proportion of outerwear products we offer and the effect of the weather on retail markets generally. As a result of these fluctuations, comparisons of sales and operating results between different periods within a single financial year are not necessarily meaningful. In addition, these comparisons cannot be relied on as indicators of our future performance. Any seasonal fluctuations reported in the future may not match the expectations of market analysts and investors. This could cause the trading price of our shares to fluctuate significantly.

Since we operate largely to a seasonal cycle, if we are unsuccessful in placing purchase orders, or if our manufacturers or suppliers fail to deliver on time or to the appropriate quality standards, sales for an entire season could be significantly affected. In addition, the consequent reputational damage could have a negative impact on our sales in future seasons.

We may be unable to control our wholesale and licence distribution channels satisfactorily

We rely on our ability to control our distribution networks and licensees to ensure that our products are sold in environments consistent with our luxury image. An action by any significant wholesale customer or licensee, such as presenting Burberry products in a manner inconsistent with our preferred positioning, would be damaging to our brand image. If, due to regulatory, legal or other constraints, we are in any way unable to control our wholesale distribution networks and licensees, the Burberry brand image, and therefore our results and profitability, may be adversely affected.

We rely upon our licensees, suppliers, agents and distributors to comply with employment and other laws

We believe that our licensees, suppliers, agents and distributors are in material compliance with employment and other laws. However there is no assurance that this is the case. We are implementing processes to provide assurance that our licensees, suppliers, agents and distributors comply with our terms and conditions as well as labour laws, and other relevant laws, generally. The violation of employment or other laws by any of our licensees, suppliers and distributors could damage our reputation and force us to locate alternative trading partners.

Risks Relating to Our Major Shareholder and the Reduction of Capital

The interests of GUS, our controlling shareholder, may not always coincide with our interests, which could inhibit our development

After the completion of the Global Offer, GUS will own approximately 77.5 percent of our ordinary shares (assuming no exercise of the Over-allotment Option). The Relationship Agreement between GUS and ourselves provides that our independence will be maintained in accordance with paragraph 3.12 of the Listing Rules and the requirements of the UK Listing Authority. However, GUS is in a position to control, as the largest shareholder with rights to nominate directors, using its majority voting power, matters requiring approval by shareholders and thereby exercise significant influence over our operations and business strategy including the composition of our board and, through it, our business direction and policies. GUS is currently entitled to designate no more than one-third of the Directors on our board. GUS nominated directors may not vote in respect of matters in which they have a conflict of interest as a result of being directors or officers of any member of the GUS Group (other than ourselves and any members of our group).

GUS provides certain services to us and a committed credit facility. We believe that the agreements regarding the provision of these services and the credit facility have been entered into on an arm's length basis. If GUS were to cease to provide these services or withdraw the credit facility, there can be no assurance that we would be able to obtain these or similar services or credit facilities on the same terms.

If we do not receive confirmation of our planned capital reduction, our distributable reserves would be affected

On 1 July 2002 an Application Notice was heard in Chambers before a Companies Court Registrar at which the Court formally confirmed the hearing date for the petition of 17 July 2002, finalised the protection for creditors and directed the petition to be advertised. The petition is due to be heard in open Court before the Companies Court Registrar to confirm the Reduction of Capital (which is referred to in more detail in paragraph 2 of Part XI: "Additional Information – Reorganisation and Reduction of Capital"). If such confirmation is not forthcoming, the Reduction of Capital will not become effective, in which case our consolidated group accounts would, as a result of the impact of UK accounting principles, show a net deficit on consolidated reserves and our share premium account would be significantly higher as shown in Part VI: "Pro Forma Combined Balance Sheets". If the Reduction of Capital does not become effective, we will have a substantially lower level of reserves which may impact our ability to pay dividends. These would otherwise have been treated as distributable profits once any debts or claims against us at the effective date of the Reduction of Capital had been discharged or the debtors or creditors concerned had consented.

Risks Relating to the Global Offer

The market price of the shares may fall below the Offer Price if either the luxury goods industry or stock market conditions deteriorate

Prior to the Global Offer, there was no public market for our ordinary shares. Although we have applied to have our ordinary shares admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange and it is expected that these applications will be approved, we can give no assurance that an active trading market will develop or, if developed, be sustained following the Global Offer. If an active trading market is not developed or maintained, the liquidity and trading price of our ordinary shares could be adversely affected. In addition, our ordinary share price could fluctuate significantly following the Global Offer due to certain risks inherent in the luxury goods industry and the stock market itself. These include:

- adverse commentary about our product ranges or our business in the press or the investment community;
- variations in our operating results;
- changes in our sales or profit estimates or the publication of research reports by analysts;
- strategic actions by our competitors, such as acquisitions or restructurings;
- actions by institutional shareholders;
- general market conditions; and
- domestic and international economic factors unrelated to our business decisions.

The sale or potential sale by GUS of ordinary shares could adversely affect the market price of our shares

After the Global Offer, GUS will own 77.5 percent of our outstanding ordinary shares, assuming no exercise of the Over-allotment Option. GUS is not contractually prohibited from transferring ordinary shares to an unaffiliated third party following the 180-day lock-up period after the Global Offer. GUS may also transfer its shares prior to the expiration of the 180-day lock-up period with the consent of the Joint Global Co-ordinators and Joint Sponsors, in their sole discretion. If GUS were to transfer a controlling interest in us to a third party, the third party would not have any restrictions on disposal of its controlling interest in us, which may have an adverse effect on the market price of the ordinary shares. The significant increase in the volume of freely tradable shares on GUS's disposal of its controlling interest in us could also have an adverse effect on the market price of the ordinary shares.

Our ability to pay dividends may be impacted by our profitability and accounting requirements

Our ability to pay dividends to the holders of our shares is a function of our profitability and the extent to which, as a matter of law, we have available to us sufficient accumulated realised profits out of which any proposed dividend may be paid. Our ability to pay dividends could be decreased or eliminated if any holding company within our group is required to make provision for the permanent impairment in value of our subsidiaries, many of which are carried at estimated market value as at the date of their transfer in the Reorganisation prior to Admission.

US and other non-UK holders of ordinary shares may not be able to exercise pre-emption rights

In the case of an increase in our issued share capital, shareholders have certain statutory pre-emption rights unless those rights are disapplied by a special resolution of the shareholders at a general meeting. Securities laws of certain jurisdictions may restrict our ability to allow participation by shareholders in such jurisdictions in any future issue of shares carried out on a pre-emptive basis.

In particular, US holders of our shares may not be able to exercise their pre-emption rights unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements is available thereunder. We intend to evaluate at the time of any rights issue the cost and potential liabilities associated with any such registration statement, as well as the indirect benefits to us of enabling the exercise by our US holders of their pre-emption rights for our ordinary shares and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed so as to enable the exercise of such holders' pre-emption rights.

PART II: Business

Overview

Burberry is a distinctive luxury brand with international recognition and broad appeal. We design, source, manufacture and distribute high-quality apparel and accessories. Founded in Basingstoke, England, in 1856, we have a unique heritage associated with Great Britain and position ourselves as the authentic British lifestyle brand. From our founding, we have established a reputation for innovation, quality and style through developments such as the invention of gabardine, which we believe was the world's first weatherproof and breathable fabric, and the creation of iconic products, including the trench coat, and of the Burberry check.

Our products include apparel for women, men and children and accessories such as handbags, scarves, small leather goods and silks. We manufacture a portion of our outerwear, with the majority of our products sourced from third parties. In certain product categories and geographies, we combine our expertise with that of licensing partners by selectively granting licences for the design, manufacture and distribution of products under the Burberry name which complement our brand and product offering. Our most significant licensing relationship is in Japan, where our partners design and manufacture products under the Burberry brand for distribution in that domestic market. We also maintain licensing relationships in specialised product categories such as eyewear and fragrance. We work closely with our partners to ensure brand consistency in terms of image, design, quality and distribution.

We sell our products in Europe, North America and Asia through our own directly operated stores and wholesale customers. At 1 June 2002, we operated 60 stores and 10 concessions. Our wholesale customers include leading and prestige department stores and speciality retailers. In addition, our licensing partners sell products through specialised distribution channels. We estimate that the total retail value of products sold globally under the Burberry brand is approximately £2 billion. See "Presentation of Information" on page 6.

Since the arrival of a new management team, commencing in 1997, we have been repositioning the Burberry brand in line with its luxury heritage. We believe the improvement in our financial performance has been a direct result of this repositioning, including the renegotiation of our Japanese licence arrangements and the acquisitions of third-party Burberry businesses, most importantly, our former licensee in Spain. Turnover has increased from £428 million in the year ended 31 March 2001 to £499 million in the year ended 31 March 2002. Total operating profit from continuing operations before goodwill amortisation has increased from £69 million to £90 million over the same period.

History of the Company

Heritage

Thomas Burberry founded Burberry in 1856 when he opened a clothing shop in Basingstoke, England. In 1880, Thomas Burberry developed a fabric that was resistant to tearing and weatherproof whilst remaining breathable, which he called "gabardine".

In 1901, Thomas Burberry designed and submitted to the War Office an army officer's raincoat which made use of the gabardine fabric. The style was approved by HM King Edward VII a year later as a standard service uniform for British officers. Due to the popularity of Burberry weatherproof outerwear amongst army personnel, Thomas Burberry later submitted another pattern for an army officer's raincoat to the War Office. During the First World War this raincoat was adapted to include functional epaulettes, straps and D-rings. It was named "the trench coat". In the early 1920s, the Burberry check was introduced as a lining to the trench coat. The Burberry trench coat began to obtain iconic status when it was worn by post-war Hollywood film stars.

During this time our products also played a role in exploration, adventure and pioneering. Norwegian explorer Captain Roald Amundsen selected Burberry apparel for his expedition in 1911 when he became the first man to reach the South Pole. Captain R.F. Scott and Sir Ernest Shackleton wore Burberry gabardine on their Antarctic expeditions. Aviators and balloonists also used Burberry outerwear because of its light weight and resistance to wind and water. In 1919, Captain Sir John William Alcock and Lieutenant Arthur Whitten Brown, wore Burberry apparel on the first-ever flight across the Atlantic Ocean. George Mallory also selected Burberry apparel when he attempted his ascent of Mount Everest in 1924.

In 1891, Burberry's retail business expanded to London when a shop opened in the Haymarket selling outerwear to sportsmen. In 1912, the Burberry store in the Haymarket moved to its present location at 18/22 Haymarket which today serves as the corporate showroom.

In the early 1900s Burberry began expanding internationally. Thomas Burberry began selling his signature fabric through wholesale outlets in New York, Buenos Aires and Montevideo. In 1910, the first French store was opened on the Boulevard Malesherbes, the site of the current store, in Paris. Around 1920, we began to sell our products in Japan. We entered into an agreement in 1964 with Mitsui for the distribution of our outerwear products in Japan. This was followed by a licensing arrangement with Mitsui and Sanyo in 1980. They remain our primary licensees in Japan today.

In 1955, Burberry was acquired by GUS. The 1970s and 1980s were characterised by a period of retail expansion, particularly in the United States, and increased licensing of the Burberry brand.

Burberry was first granted a Royal Warrant of Appointment by King George V in 1919. We currently hold Royal Warrants of Appointment to HM Queen Elizabeth II as Weatherproofers and to HRH The Prince of Wales as Outfitters.

The Repositioning of the Burberry Brand

By the late 1990s, whilst profitable, we faced a number of strategic and structural issues. We were heavily reliant on a small base of core products. Our own retail strategy was unfocused with stores often located in non-strategic locations. Further, inconsistent wholesale distribution policies resulted in Burberry products being sold across an extensive range of environments of varying quality. In particular, our products were sold by wholesale customers to other distributors over whom we had no direct control (parallel trading). Similarly we exercised only limited control over our licensees, with the result that price, design and quality of products varied across local markets. We had also made only limited investments in our infrastructure, including marketing, merchandising, design and support functions.

In late 1997, GUS commenced recruitment of a new management team to address these issues. This team worked to reposition Burberry as a distinctive luxury brand with a clear design, merchandising, marketing and distribution strategy. We positioned our brand to broaden our appeal to new customers whilst aiming to retain our traditional clientèle. The central elements of this repositioning included:

- the creation of a highly distinctive advertising campaign;
- the change of our name from Burberrys to Burberry and introduction of a contemporary logo and packaging;
- the development of a strong in-house design team and the launch of *Burberry Prorsum*;
- the closure of unprofitable and non-core retail stores in Europe;
- the opening of a flagship store on New Bond Street, London;
- the elimination of inappropriate wholesale accounts including termination of distribution to known parallel traders;
- the upgrading of the international *Burberry London* product range, including the restructuring of its sourcing and pricing and the elimination of unnecessary product variation;
- the renegotiation of our Japan licences in 1999 and 2000;
- the acquisition of our Spanish licensee in June 2000;
- the acquisition of our Hong Kong, Singapore and Australian distributors in December 2001; and
- the acquisition of our Korean distribution business on 2 July 2002.

Key Strengths

We believe our competitive strengths and attributes are as follows:

Distinctive luxury brand with international recognition and broad appeal

The Burberry brand has a longstanding international presence based on its globally recognised iconic products and trade marks which are associated with quality and prestige, including the signature trench coat, the Burberry check and *Prorsum* Equestrian Knight. The brand appeals to a broad range of luxury customers and is worn by high profile individuals.

Unique history and positioning as the authentic British lifestyle brand

Founded in 1856 in Basingstoke, the Burberry brand is associated with British history, having dressed military officers, renowned explorers and well-known personalities. With its rich heritage built on fabric innovation, quality and timeless style, along with its competency in outerwear and broad product profile, we believe that Burberry is positioned as the authentic British lifestyle brand.

Highly successful merchandising and marketing strategy across both apparel and accessories

We have successfully built extensive collections in both apparel for women and men and accessories, leveraging and evolving our iconic products and trade marks and our core competency in outerwear. Our merchandising efforts are supported by a globally consistent marketing strategy, which was a critical part of the brand's repositioning. Our innovative advertising campaigns are focused on the brand's overall lifestyle concept, rather than on individual products.

Diversified distribution channels and geographic profile

Our international distribution network provides us with relatively diversified profit streams. We generate turnover from retail stores, wholesale accounts and licensing operations across geographic regions. This diversity provides a certain resilience to economic and fashion trends. We believe that these channels are complementary and allow us to best address different geographic markets. These diversified revenue streams and our geographic profile reduce our dependence on any particular market.

Proven international management team

Since 1997, we have put in place a new senior management team, most of whom have had international experience with retail and luxury goods companies. Management appointments have been made across all departments including design, merchandising, marketing, distribution, operations and support. We are continuing to invest in increasing the depth and breadth of this team in line with the pace of growth of our business.

Strong business momentum with multiple growth opportunities

Our investment in the business, together with our product, geographic and distribution strategies, has led to strong growth in our business. We have multiple growth opportunities across product categories, geographic regions and distribution channels, e.g. product line expansions and extensions, new flagship stores in Europe, store openings in the United States, growth with key wholesale customers and opportunities in Asia and Japan.

Strategy

Our objective is the continued development and global growth of our distinctive luxury business through the execution of the following strategy:

Nurture and evolve the Burberry brand

We have built on the brand's unique history and positioning and features of premium quality, classic styling and an emphasis on a British lifestyle. These themes have been updated and transformed to appeal across a broad range of luxury customers. We intend to continue to evolve the expressions of the Burberry brand in order to remain relevant to its target customers whilst retaining its core historical values.

Promote the Burberry brand and image

We seek a consistent expression of the brand's themes in all our operations from product design to marketing and point-of-sale. We believe that our innovative advertising imagery featuring prominent models and distinctive British themes has been an important element of our recent success. In addition to direct advertising, we believe that seasonal fashion shows featuring our designer *Prorsum* line and the attendant publicity have contributed to the effectiveness of our marketing. We intend to continue to invest in distinctive marketing campaigns and effective communications to enforce consistency of brand presentation and image across geographic markets. We will also continue to seek to protect our brand through an aggressive trade mark protection programme.

Continue to develop and expand our product portfolio

We believe that the Burberry brand's lifestyle attributes and positioning enable a broad range of product opportunities. We intend to continue to develop our *Prorsum* collection as the most refined expression of our luxury positioning. We plan to build on our strength in outerwear, success in women's apparel and masculine heritage to further develop existing categories and introduce new products in our women's and men's apparel businesses. In our growing accessories business, we intend to continue to expand established categories, such as handbags, and develop recently introduced categories, such as shoes. We will also continue to work to enhance the consistency of our products across geographic markets.

Expand our directly operated store network

Our directly operated store network is an economically attractive channel through which to sell our products. Further, these stores allow us to control directly the merchandising, presentation and selling of our products. We plan to continue to expand our retail network by opening approximately 11 new and replacement stores, including three flagship stores, in the financial year ending 31 March 2003.

Selectively build wholesale distribution

We aim to develop and grow our wholesale distribution by building and maintaining close relationships with key department stores and specialty retailers that will provide the right image and selling environment for our brand. By implementing our shop-in-shop concept and visual merchandising strategy (based on the style of our flagship New Bond Street store) in relevant locations we aim to achieve a greater influence over the presentation of our products. This will lead to a more consistent presentation of our brand. In addition, we are working to improve customer service and streamline the ordering and delivery process to maximise full price selling.

Support growth in Japan

Given the size of the Burberry business in Japan and the capability of our primary historical licensing partners, we recently renewed our licensing arrangements in that market. We intend to continue to increase the coordination between design and marketing in Japan and that of our core design, merchandising and marketing teams in London. We will also work with our licensee partners to upgrade and develop Burberry's presence in key wholesale accounts in that market and potentially to open new stores, to be operated by our licensees, in key cities in Japan. In addition, we will continue to explore new product opportunities, including increasing the sale of imported Burberry accessories in the Japanese market. For these purposes we have recently established a senior management presence in Tokyo.

Enhance operational capabilities

We believe that there is opportunity to enhance the effectiveness and efficiency of our operational capabilities, in particular in respect of the international *Burberry London* line. We are pursuing improvements in production, sourcing and distribution through the hiring of experienced managers, development of new policies and procedures and capital investment in facilities and information systems. We will consider taking equity stakes in suppliers to strengthen our supply chain capabilities.

Products

We position ourselves as the authentic British lifestyle brand. Our heritage is in apparel and "soft" accessories and we have established a reputation for fabric innovation and outerwear. The repositioning of our brand has facilitated the offer of a wider range of products in both apparel and "soft" accessories as well as the building of a sizeable "hard" accessories business.

Our products include women's, men's and children's apparel, including outerwear, knitwear, dresses, jackets, skirts, suits, shirts, trousers, casualwear, swimwear and underwear, and accessories, including "soft" accessories such as scarves, shawls and ties, and "hard" accessories including handbags, small leather goods, women's shoes, luggage, umbrellas, eyewear and timepieces.

The following table sets out the turnover by product category for the years ended 31 March 2000, 2001 and 2002:

Year ended 31 March[1]

	2000		2001		2002	
	£m	%	£m	%	£m	%
Turnover by product category						
Womenswear	63.4	28.1	134.7	31.5	165.2	33.1
Menswear	73.8	32.7	142.4	33.3	149.4	29.9
Accessories	50.2	22.2	98.0	22.9	125.8	25.2
Other[2]	7.5	3.3	6.9	1.6	5.3	1.1
Licence	30.8	13.7	45.8	10.7	53.5	10.7
Total	**225.7**		**427.8**		**499.2**	

Notes:

(1) The information contained in this table has been extracted without material adjustment from the Accountants' Reports in Part V. Investors should read the whole document and not just rely on the information as summarised in the table above.

(2) "Other" primarily includes our fabric weaving operation and miscellaneous products.

Our products reflect our brand's attributes through their sophisticated and classic styling with fashion influences and high quality standards. Our designs draw on the constantly evolving influences of the trench coat, the Burberry check and *Prorsum* Equestrian Knight.

Individual products are broadly classified as either continuity or seasonal products. Continuity products, such as our classic trench and duffle coats as well as certain styles from our handbag and scarf collections, are intended to be sold year after year and to have a longer life cycle than more fashion-oriented products. Fashion-oriented products are intended to be more responsive to fashion trends and are offered on a collection-by-collection basis. Although these products are generally intended to be sold as part of a specific collection, they can be classified as continuity products if demand continues. The proportion of continuity product versus seasonal offerings differs across product categories. For example, we tend to offer a lower proportion of continuity products in women's sportswear than in outerwear. We seek to achieve a relatively high proportion of continuity products in order to minimise our exposure to changes in consumer preferences and fashion trends.

We exercise control over the creation of our products from design to sourcing, manufacturing and distribution. Where specific expertise is required, we work with product licensees. For example, fragrance, eyewear, timepieces, childrenswear and men's tailored clothing are currently manufactured and distributed by third parties under licence agreements.

We seek to ensure growing product coherence on a global basis through the central coordination of design and merchandising for all product categories by our London-based design and merchandising teams. For historical as well as market specific reasons, our product ranges in Spain and Japan reflect certain variations compared to our global product offering, including their relative price positioning, so that they will appeal to a wider range of customers. Preferences in local markets dictate that certain of these variations will be maintained. Where appropriate, we are seeking to enhance product coherence by increasing the penetration of our global product range, the international *Burberry London* line.

Product Ranges - Apparel

Burberry Prorsum

Burberry Prorsum is our high fashion range designed to reinforce our luxury proposition. It provides design direction for all our collections and serves as a focus for editorial interest. The range features hand tailoring, innovative fabrics and couture details. It is produced in limited quantities and is targeted at affluent fashion-involved customers. *Burberry Prorsum* for men and women is featured semi-annually at Milan Fashion Week alongside other luxury brands and is distributed in our own stores as well as in prestigious stores such as Barneys (New York), Harrods and Harvey Nichols (London) and Club 21 (Singapore).

Burberry London

Burberry London is our core collection and reflects our brand's lifestyle positioning, with products that are both classic and fashion-influenced and which have cross-generational appeal. Two principal collections (Autumn/Winter and Spring/Summer) are produced each year. These products are predominantly European sourced. *Burberry London* lines have been developed for domestic markets in Japan and Spain.

Women's Apparel

Women's apparel has been a focal point for our repositioning strategy with an emphasis on broadening our appeal to a younger, more contemporary customer. We have sought to build on our traditional products and core competencies, such as outerwear. We have updated our products to reflect contemporary trends, while retaining their distinctive characteristics. Our women's apparel products include outerwear, knitwear, casualwear, tailored garments, swimwear and underwear. We currently offer between 450 and 500 styles per season.

Traditionally our products have been focused on the Autumn/Winter season due to our heritage in outerwear but we have recently included a broader selection of products suitable for warmer climates. For example, in the Spring/Summer 2000 collection, we launched our Burberry check bikini to editorial acclaim and commercial success. We built on this product by extending the swimwear collection to include a wider selection of swimsuit styles as well as outerwear and sportswear in fabric types and weights suitable for warmer weather. We also developed complementary accessories such as beach shoes, towels and beach bags. These products add seasonal balance to our offering. In addition, our swimwear and expanded summer product offering has supported shops and retail store openings in warmer climates, such as Beverly Hills, California.

In Spain, we offer a broad collection of women's apparel. The products offered in Spain are more diverse with a strong classical element and have traditionally targeted a wider range of customers, although we are increasing the degree of design coordination with the international *Burberry London* line. We have, in recent seasons, increased the fashion content and improved the quality of fabric and other materials used in those products.

In Japan, our apparel offering is designed for the local market in terms of style, seasonality and fit and comprises a complete collection of formal and casual apparel. The womenswear product offering is designed to appeal to a wider range of customers. Like the international *Burberry London* line, the Japanese line consists of core, classic styles, complemented by more fashion-oriented items which reflect contemporary trends.

Men's Apparel

Our international *Burberry London* menswear range capitalises on the masculine heritage and associations of the Burberry brand. The offering includes products which address more traditional customer needs, such as tailored suits (under licence), raincoats, trousers and shirts, as well as a wide assortment of more fashion-influenced apparel, including sportswear and a ski collection. We currently offer, on average, between 330 and 350 styles per season.

As with women's apparel, we will continue to develop the Spring/Summer collection by expanding categories such as lighterweight sportswear and swimwear to add seasonal balance to our product offering.

Burberry Spain produces and distributes a full line of men's apparel which is targeted towards a wider range of customers. This line has a strong presence in men's continuity products, with a specific strength in men's shirts, trousers and casual outerwear.

In Japan, we offer both formal and casual apparel for men and our products are targeted toward a wider range of customers. Men's suits, jackets and shirts represent a large proportion of men's apparel sales of the core *Burberry London* line in Japan.

Thomas Burberry

Thomas Burberry is a contemporary, casual range designed to appeal to a younger (age 15-25), more fashion-conscious customer. It is sold exclusively in Spain (launched in 1997) and Portugal (2002). The collection, comprising outerwear, casualwear, shirts, trousers, jeans and sweaters, is being redesigned to emphasise a British sensibility. Concurrently, we have modernised the *Thomas Burberry* logo and have launched an advertising campaign highlighting the new collection.

The *Thomas Burberry* range is differentiated from *Burberry London* in terms of design, marketing distribution, pricing and management. The distribution of separate *Thomas Burberry* lines in the United Kingdom and Japan was terminated in 2001.

Burberry Blue Label and Burberry Black Label

In conjunction with our primary licensees, we offer two lines of apparel and accessories exclusively in Japan, which are designed to cater to a young, contemporary customer. In 1996, we introduced the *Burberry Blue Label* product range which is principally a casual apparel and accessories range targeted at younger women. *Burberry Black Label* was launched in 1998 and is an apparel line for professional young men which offers tailored clothing and sportswear. Both lines have lower price points and higher fashion content relative to the *Burberry London* range and are marketed separately. These ranges are designed in Japan in collaboration with the London design and merchandising teams who retain approval authority over the design of all products.

Product Ranges – Accessories

Accessories have been integral to the brand's repositioning and an important driver behind our sales growth and margin improvements in recent years. Accessories generally have higher gross margin relative to apparel, partly because of the higher proportion of continuity products and lack of size differences. Due to their wider range of price points, accessories provide an accessible entry point to the brand.

Products are primarily designed, produced and distributed by us, with the exception of eyewear and timepieces which are currently produced and distributed under licence agreements.

Handbags

Our handbag product range includes styles in both leather and non-leather materials and uses our brand icons such as the Burberry check, trench and *Prorsum* Equestrian Knight. In the international *Burberry London* collection, handbags represented our largest accessories product category by turnover in the financial year ended 31 March 2002 in both the retail and wholesale divisions.

Scarves

Cashmere scarves have historically been an important product for us and one where we believe we have achieved iconic status. We offer scarves in the traditional Burberry check pattern and in an assortment of colours, fabrics and styles. We also offer silk and lambswool scarves, shawls, luxury wraps and blankets. We continually update and refresh our scarf collection.

Shoes

Our women's shoe collection is being launched in Autumn/Winter 2002. The collection consists of approximately 30 styles per season and is designed to complement the apparel collection.

Other leather goods

Building on our success in leather handbags, we offer consumers an increasing range of small leather goods, primarily belts and wallets. Additionally, we offer luggage, men's large leather goods and umbrellas.

Spain
We believe there are growth opportunities in the accessories product category in Spain where we sell primarily apparel. As a result, we have begun to merchandise, market and sell our international *Burberry London* accessories in Spain which now represent the majority of our accessories sales in that market.

Japan
In Japan, a line of accessories is produced for the local market by a network of licensees. For a description of these arrangements, see "Distribution Channels – Japan Licences". These licensees currently produce products which draw on the design themes of the international *Burberry London* lines. These products represent a significant percentage of the total sales of our licensed products in Japan.

Product Ranges – Product Licences
Over the past three years, we have terminated product licences which were not consistent with our repositioned brand image or could be absorbed into our own product range. We have limited the number of licensees to those producing brand-enhancing products across categories requiring specialised expertise, principally: fragrance, eyewear, timepieces, childrenswear and men's tailored clothing, shirts and ties. We believe that these licences are consistent with the Burberry image in terms of quality, design and merchandising message.

Fragrance
In 1993, we entered into a licensing agreement for the manufacture, marketing and distribution of fragrances under the Burberry brand with InterParfums S.A. Under this agreement, InterParfums S.A. distributes Burberry fragrances through our retail and wholesale network and through specialty stores.

We offer Burberry fragrances for women and men sold under the names "*Burberry London*", "*Burberry Weekend*" and "*Burberry Touch*". *Burberry Touch* was launched in Autumn 2000. In July 2001, we introduced the *Burberry Touch* Bath and Body line, consisting of bath products such as aftershave, bath and shower gel, deodorant, soap, body cream and body lotion. In March 2002, we introduced *Burberry Baby Touch*.

Eyewear
In 1997, we entered into a licence arrangement with Safilo S.p.A., an Italian manufacturer and distributor of eyewear, to manufacture, market and distribute Burberry eyeglass frames and sunglasses in most major markets around the world. Distribution of Burberry optical frames is restricted to specialised optical stores. Burberry sunglasses are distributed more widely through Burberry retail stores, specialised optical stores, department stores, duty-free boutiques and other points-of-sale. We have separate licensing arrangements for eyewear in Japan which will expire in July 2003.

Timepieces
In 2001, we entered into a licence agreement with Fossil Inc. to produce and distribute Burberry watches. We anticipate that the manufacture and distribution of the new line of Burberry watches will begin in late 2002. The watches will be designed and manufactured in Switzerland and will be branded with the Burberry name and logo. Fossil will supply Burberry's retail and wholesale distribution networks as well as other specialist jewellers, watch retailers, department stores and duty-free stores worldwide.

Childrenswear
In 2000, we entered into a licence agreement with Children Worldwide Fashion, a specialised producer of childrenswear. Children Worldwide Fashion, under our direction, designs and manufactures high-quality Burberry baby and childrenswear collections for distribution worldwide. The range includes outerwear, jerseywear and accessories and uses design concepts from the *Burberry London* range. These products are currently distributed through Burberry retail stores in the United Kingdom and Europe as well as certain department and specialty stores in European markets. Distribution will be selectively expanded to the United States for Autumn/Winter 2002. Additionally, Mitsui and Sanyo currently hold the licence and distribution rights for childrenswear in Japan and offer a line of children's apparel in that market. We also offer a line of childrenswear in Spain.

Men's Tailored Clothing, Shirts and Ties
A number of licensees provide men's tailored clothing, including men's jackets, suits and trousers, and shirts, principally in Europe and the United States. Ties are produced by a licensee for distribution in key international markets.

Distribution Channels
We distribute our products through retail and wholesale distribution channels. The channels are complementary means of achieving high-quality distribution of our products to our target customers. Our retail distribution channel consists of directly operated stores. Our wholesale channel includes independent retailers (including department and specialty stores, duty-free retailers and free-standing Burberry stores operated by wholesale customers). Our licensee partners distribute our products through their own channels.

Retail
The retail channel comprises four store formats: flagship stores, regular price retail stores (including stores in duty-free shopping areas of airports), concessions and designer outlets and factory shops.

Flagship stores
The flagship store serves to define the Burberry lifestyle concept by showcasing the brand's attributes in a warm contemporary selling environment. In addition to hosting the full product range, it is also a testing ground for new products and concepts. Our flagship stores generally require over 10,000 square feet of selling space; we aim to locate these stores in exclusive retail areas in key cities around the world.

We opened our first flagship store on New Bond Street in London in August 2000. The Bond Street store design has provided creative direction for the development of Burberry's retail and wholesale points-of-sale formats worldwide.

Based on the success of the Bond Street store, our principal Japanese licensee partners opened a 14,000 square foot flagship store in the prestigious Ginza district in Tokyo. The store incorporates the key themes of the Bond Street store and its development was closely coordinated with Burberry in London.

We plan to open a further three flagship stores in Barcelona, London (Knightsbridge) and New York by the end of the financial year ending 31 March 2003.

Regular price retail stores
As part of the repositioning, we undertook a programme of closing stores in marginal markets while renovating, relocating and expanding existing stores and opening new stores in appropriate locations. As at 1 June 2002, we had 21 directly operated stores in the United States, eight in the United Kingdom (including the Bond Street flagship and five airport stores), nine in Europe and four in Asia.

Recent new store openings include Beverly Hills (California), SoHo and Westchester (New York), while existing stores in Chicago (Illinois), Paris (France), Geneva (Switzerland), Hamburg, Berlin and Munich (Germany) have recently undergone renovation. Our store in Düsseldorf (Germany) has been relocated and refurbished and we have expanded our stores in The Landmark and in The Elegance at the Sheraton Hotel (Hong Kong).

The following is a list of our flagship and regular price retail stores as of 1 June 2002:

Location	*Address*
Europe	
Berlin (Germany)	Kurfürstendamm 183
Düsseldorf (Germany)	Königsallee 33
Frankfurt (Germany)	Goethestrasse 34
Geneva (Switzerland)	8 Rue Ceard
Hamburg (Germany)	Neuer Wall 2/6
London (United Kingdom)	21/23 New Bond Street (*Flagship*)
London (United Kingdom)	165 Regent Street
London (United Kingdom) (4)	Heathrow Airport (Terminals 1, 2, 3 and 4)
London (United Kingdom)	Gatwick Airport (North Terminal)
Munich (Germany)	Perusastrasse 1
Paris (France)	8 Boulevard Malesherbes
Paris (France)	55 Rue de Rennes
Zurich (Switzerland)	Werdmühlestrasse 4
United States	
Atlanta (Georgia)	Lenox Square Mall
Beverly Hills (California)	9560 Wilshire Boulevard
Boston (Massachusetts)	2 Newbury Street
Chicago (Illinois)	633 North Michigan Avenue
Costa Mesa (California)	South Coast Plaza
Dallas (Texas)	North Park Center
Denver (Colorado)	Cherry Creek Shopping Center
Honolulu (Hawaii)	298 Beach Walk (Waikiki)
Honolulu (Hawaii)	Ala Moana Center
Las Vegas (Nevada)	Grand Canal Shoppes at the Venetian
Manhasset (New York)	Americana Shopping Center
New York (New York)	10 West 57th Street
New York (New York)	131 Spring Street
Oakbrook (Illinois)	Oakbrook Shopping Center
Philadelphia (Pennsylvania)	1705 Walnut Street
Plano (Texas)	The Shops at Willow Bend
San Francisco (California)	225 Post Street
Short Hills (New Jersey)	The Mall at Short Hills
Troy (Michigan)	Somerset Collection
Washington (DC)	1185 Connecticut Avenue, NW
White Plains (New York)	The Westchester
Asia	
Hong Kong	The Landmark, Central
Hong Kong	Ocean Centre, Harbour City
Hong Kong	The Elegance at the Sheraton Hotel
Singapore	Ngee Ann City

The following stores are currently planned, under construction or being refurbished:

Location	*Address*	*Status*
Barcelona (Spain)	Paseo de Gràcia	Scheduled to open September 2002
Hong Kong	Pacific Place	Scheduled to open October 2002
London (United Kingdom)	127/131 Knightsbridge	Scheduled to open late 2002
Madrid (Spain)	In negotiation	October 2003 (Planned)
Miami (Florida)	Village of Merrick Park, Coral Gables	Scheduled to open September 2002
Milan (Italy)	Conditional contract	September 2003 (Planned)
New York (New York)	7-9 East 57th Street	Scheduled to open late 2002
Orlando (Florida)	The Mall at Millenia 4200 Conroy Road	Scheduled to open October 2002
Rome (Italy)	Looking for site	April 2004 (Planned)
San Jose (California)	Santana Row	Scheduled to open September 2002

The product mix for our regular price retail stores is broadly similar across different geographic regions, allowing for variances in retail space availability and consumer requirements. Merchandise is, however, tailored for the local climate and reflects the local variations in Burberry product ranges. For example, our Beverly Hills store carries a greater proportion of lighter weight products compared to our other retail stores in the United States, and in New York and Chicago we stock a wider range of outerwear.

We have begun to strengthen our retail network in the Asia Pacific region. In Hong Kong, we expanded existing stores (The Landmark, The Elegance at the Sheraton Hotel) and a store in Pacific Place is scheduled to open in October 2002. In Singapore, we refreshed our store layout at Ngee Ann City.

Concessions

We currently operate ten concession shops in prestigious multi-brand retailers in Europe and Asia. Our department store concessions are located in Harrods (UK) (2), Bon Marché and Printemps (4) (Paris), and at Takashimaya (2) and Isetan Scotts (Singapore). On completion of the acquisition of our distributor in Korea on 2 July 2002, we added one regular price retail store and over 40 concessions.

Designer Outlets and Factory Shops

We operate nine designer outlets in the United States, six in the United Kingdom and one in Continental Europe. We also have two primary factory shops, in the United Kingdom and Spain. These designer outlets and factory shops support our retail regular price and wholesale operations by selling, at discounted prices, surplus stock from those operations. Products sold at these designer outlets and factory shops also include products with minor imperfections, as well as products made up from surplus fabrics.

Wholesale

Our wholesale customers include leading and prestige department stores and specialty stores, including duty-free retailers and, in selected markets, free-standing Burberry stores operated by wholesale customers. We select wholesale customers based on each retailer's reputation and merchandising and selling expertise with respect to our products, as well as similar products. As part of the repositioning, we ceased sales to customers that were inconsistent with our strategy. This has enabled us to focus on larger, key accounts which appropriately showcase our brand.

The table below indicates the number of doors through which the Autumn/Winter 2002 collection of the *Burberry London* line sold directly by us is expected to be distributed:

	Department stores	*Wholesale Specialty stores*	*Total*
North America	193	347	540
Europe (excluding Spain and Portugal)	95	1,071	1,166
Spain and Portugal	61	1,202	1,263
Asia[1]	81	86	167
Rest of World[2]	4	22	26
Total	**434**	**2,728**	**3,162**

(1) Excludes our licensing activities in Japan.
(2) Rest of World includes India, the Middle East, Latin America and the Caribbean.

We work with our wholesale customers on a store-by-store basis, selecting the appropriate products and volumes for each location to seek to maximise the sale of our products at full price. We also work with our key customers in an effort to ensure consistent visual merchandising and presentation at store level. Often this is accomplished by using shop-in-shops, which are areas within department stores dedicated to the Burberry brand. The shop-in-shop format is designed to ensure a consistent presentation of our brand image at the point-of-sale and reflects the New Bond Street flagship concept. We are implementing this format in many of our department store accounts. We also engage in joint marketing activity with our key customers, such as providing cooperative allowances and other support whereby our wholesale customers receive a benefit towards advertising our products.

Our products are sold to wholesale customers primarily by salespeople employed by us. In a limited number of markets, we continue to sell through agents who work directly with wholesale accounts. To serve our wholesale customers, we maintain major showrooms in London, New York, Paris, Milan, Düsseldorf, Barcelona and Hong Kong.

Europe

Outside Spain and Portugal, our wholesale customers sell Burberry products through 1,166 doors in Europe. Our wholesale customers in this market include leading department stores, such as Harvey Nichols (UK) and Selfridges (UK), but the majority of sales are achieved through small specialty stores. We are continuing to reposition our brand in selected European markets by reducing the number of wholesale customers and better controlling distribution of our products.

In Spain and Portugal, products are sold through 1,263 doors including those of our largest customer, El Corte Inglés, which represents approximately half of our wholesale turnover in Spain. We are currently in discussions with El Corte Inglés to better position our products in its stores and to implement a more efficient business structure with respect to this customer, as support and service costs have been increasing in recent years.

North America

We sell our products to wholesale customers which distribute our core products through 540 doors in North America. Our sales in this market are concentrated among a small number of leading specialty department store customers, including Saks Fifth Avenue and Neiman-Marcus. We will continue selectively to expand our wholesale distribution in this market primarily by increasing our volume with our key customers.

Asia

In Asia (excluding Japan), our wholesale customers sell Burberry products through 167 doors in 14 countries. Sales in this market are concentrated in leading department stores and duty-free boutiques. Key wholesale customers include Lane Crawford (Hong Kong), SOGO (Hong Kong) and SOGO (Jakarta) and DFS Group. In addition, in areas where we have determined that operating with wholesale partners is preferable to operating our own retail store, there are free-standing wholesale stores operated by our wholesale customers. There are 18 free-standing Burberry stores operated by wholesale accounts in this region. We believe that this market offers significant growth opportunities for our brand and are in the process of building a management team and infrastructure to address these opportunities.

Japan Licences

Our Japanese business is governed by a series of licences which provide for the design, manufacture and distribution of products under the Burberry brand. For the financial year ended 31 March 2002, royalties generated by these Japan licences represented the significant majority of our licence income. Burberry is a leading international apparel brand in Japan and has been in this market for over 80 years. We have recently established a senior management presence in Tokyo.

Products

In Japan, we offer consumers an extensive product range for men, women, young adults and children. Each of the apparel and accessories lines in Japan is designed for, and tailored to, the local market in terms of style, seasonality and fit. Consistent with consumer preferences in the Japanese market, we offer greater variation in product collections than we do elsewhere in the world. The Japanese product lines are mainly domestically produced.

We exercise control over the Burberry line in Japan, in terms of design, merchandising and marketing; we also have the right to control production and distribution although in practice our involvement in these areas has been limited. A schedule of regular licensee visits to the United Kingdom and Burberry meetings with licensee management teams in Japan ensure that product quality and design coherence is maintained and enhanced. All new products and styles require approval from our London-based design teams.

In Japan, we offer a range of home textiles that complement the *Burberry London* range. The products are produced by our licensee Nishikawa Sangyo Co. Limited and represent a significant percentage of the total sales of our licensed products in Japan.

We have licensed the manufacture of products for sale and distribution in Japan under The Scotch House name to Mitsui and Sanyo. We own The Scotch House trade mark in Japan and the United Kingdom, those being our important markets for this brand. This licence is due for renewal at the end of 2003. The Scotch House UK retail operation ceased trading in February 2002, although we do not expect this to have a significant impact on the sale of The Scotch House labelled products in Japan due to its independence from the UK operation.

Distribution

Our products are distributed by our licensee partners·throughout Japan in leading department stores, the Burberry flagship store on the Ginza in Tokyo and a range of specialty retailers.

In December 2000, our licensee partners opened a flagship retail store in the Ginza district of Tokyo. The design of the Ginza store has been modelled on the Burberry New Bond Street flagship and the visual merchandising similarly follows the London pattern. The Ginza store is owned and operated by Sanyo and sells products from both the Japanese and international *Burberry London* lines, the *Burberry Blue Label* and *Burberry Black Label* and the *Burberry Prorsum* range. A *Burberry Blue Label* retail store was opened by Sanyo in 1997 and a *Burberry Black Label* store was opened by Sanyo in March 2002, both in the Harajuku area of Tokyo. An additional *Burberry Blue Label* retail store has recently been opened in Fukuoka.

In department stores, our products are sold in classification areas as well as shop-in-shops. These points-of-sale are fully controlled by our licensee partners, who provide the product, visual merchandising and sales staff. Consistent with our strategy to enhance the presentation of our brand globally, our partners have recently initiated a programme to renovate Burberry points-of-sale to reflect the New Bond Street style. The cost of renovation is generally shared between the department stores and our partners, and is determined on a case-by-case basis. Examples of department stores carrying our product include Isetan Scotts, Takashimaya and Mitsukoshi. Products are generally supplied to department stores on a consignment basis.

In Japan, our products are not discounted at department stores. Surplus and damaged products are sold through restricted sales.

Licensees

We believe that the strong management team, product and market expertise and developed infrastructure of our licensee partners in Japan, Mitsui and Sanyo, are important factors in the strength of our brand in Japan.

Mitsui, Japan's largest general trading company, is a diverse trading company with a strong textile division. In the financial year ended 31 March 2002, Mitsui generated turnover of Yen 9,301 billion. We benefit from Mitsui's capabilities in supply chain procurement and logistics.

Sanyo is a major Japanese designer, producer and wholesaler of apparel and, to a lesser extent, furnishings and accessories. In the financial year ended 31 December 2001, Sanyo generated turnover of Yen 132 billion. Sanyo's principal activities are the manufacture and sale of full apparel collections. Sanyo designs, arranges the manufacture of, and distributes, apparel and accessories under the Burberry name in Japan. Sanyo has a dedicated team of Burberry designers, who receive design input from and work in collaboration with our London teams.

Both Mitsui and Sanyo have dedicated management teams for their Burberry business.

In 1999, we renegotiated the terms of our relationship with Mitsui and Sanyo. The new licence provides for increased levels of control, including control over advertising and design. The licence term runs until 2010, with an automatic ten-year renewal provision upon the achievement of certain sales volumes by the licensees. Our royalties are calculated on the volume of goods produced and their recommended retail value. Royalties are paid monthly and the licences contain provisions guarding against exchange rate losses for Burberry which could arise between the due date for payment and the actual date of payment. Mitsui and Sanyo must make minimum monthly royalty payments and, in addition, have minimum monthly advertising and marketing commitments.

In addition, Mitsui and Sanyo have an exclusive agreement to distribute the international *Burberry London* products in Japan. These distribution arrangements terminate in June 2005. Mitsui and Sanyo also hold licences and distribution rights for childrenswear and golf apparel lines in Japan. These licences and rights expire in June 2003.

We have 18 other licensees in Japan who produce a range of products which complement and extend the *Burberry London* line of apparel produced by Mitsui and Sanyo. Our licensee partners, Mitsui and Sanyo, receive 20 percent of the royalties from these other licensees to assist us in the management and monitoring of these licensees; these arrangements terminate in June 2005.

Each licensee is responsible for managing its own merchandising and sales, including maintaining its own points-of-sale within department stores. These other licensed products are generally not discounted. All licensees are obliged to make specific contributions to marketing and advertising costs for the brand. These licensees are subject to monthly reporting requirements and minimum monthly royalty and advertising payments. As with Mitsui and Sanyo, royalties are calculated on the basis of the number of goods produced at their recommended retail price. Royalties are paid monthly and all products are subject to approval by the design teams in London. The other licences in Japan are for five-year terms or less.

Product Licences

Our other product licensees as described under "Products – Product Ranges – Product Licences" generally use their own distribution channels, as well as our retail network, to sell their products. We monitor these distribution channels by approving the quality of distributors and retail outlets used by the licensees as well as exercise approval authority over the design of all licensed products.

Marketing

We believe that the active marketing and management of our brand is pivotal to the success of Burberry. Our integrated marketing strategy is designed to promote the Burberry image and lifestyle attributes, and generate interest among retail consumers, wholesale buyers and the media. Our marketing initiatives, including advertising, fashion shows and editorial placements, are intended to maintain a high profile and consistent visibility on a domestic and international level and generate editorial coverage.

Our marketing activities are coordinated in London by a team which is responsible for ensuring a consistent brand image globally. Local marketing activities follow the direction determined by London and revolve around media advertisements, special events and visual merchandising.

Advertising

We believe that advertising has been and will continue to be an important factor in strengthening the Burberry brand name and image. Our advertising campaigns use distinctly British images, drawing on our history and heritage as well as our iconic products and trade marks. Our advertising focuses on the overall brand image, rather than on individual products. The mix of products featured in our advertising campaign is chosen to demonstrate the breadth of our product offering.

Advertising campaigns are produced twice a year – one for each season. The campaigns, which are positioned in the leading fashion and lifestyle magazines globally, coincide with the delivery of each seasonal collection to the retail stores. Advertising, production and media costs account for a significant proportion of marketing expenditure.

We maintain an information-only internet site which includes a history of the Burberry brand, images from the current advertising campaign, details of our trade mark infringement policy, a list of our retail stores and shareholder information.

Each of our Japanese licensees contributes toward advertising costs as a percentage of royalties paid to us. With the exception of Mitsui and Sanyo, our Japanese licensees remit these contributions directly to us for use, in consultation with Mitsui and Sanyo, in local advertising. Our licensee partners, Mitsui and Sanyo, manage their local advertising and marketing programmes directly using primarily the images and campaigns generated by Burberry centrally in London. We approve all marketing and advertising campaigns in Japan.

With respect to our product licensees, we participate in the overall development of the marketing plan and exercise approval authority over product promotion and advertising. Most product licences provide for a minimum spend for marketing and advertising.

Fashion Shows

Fashion shows are held for *Burberry Prorsum* collections four times a year in Milan. The fashion shows planned for the 2003 seasons are as follows:

- Men's Spring/Summer 2003 in June 2002;
- Women's Spring/Summer 2003 in September 2002;
- Men's Autumn/Winter 2003 in January 2003; and
- Women's Autumn/Winter 2003 in February/March 2003.

We presented our international *Burberry London* women's Autumn/Winter collection in our showroom in London during London Fashion Week this Spring and plan to continue presenting that line in London in this manner.

Fashion shows are an important part of our marketing plan as they reinforce the luxury status of our brand, establish credibility in the world of fashion, and generate international press coverage.

In addition, we produce a retail brochure each season detailing the current collection which is distributed to our wholesale accounts. We conduct additional activities for the launching of individual products or entering of new markets.

Editorial Placement

We have adopted a public relations strategy to build strong relationships with the fashion and trade press to maintain the high profile of the Burberry brand through worldwide editorial coverage and to encourage product placement in leading fashion magazines, business publications, trade journals and newspapers. The objective is to extend brand awareness and reinforce our luxury positioning by placing Burberry in the company of the best of class luxury brands.

Design

Our London-based design teams are directly responsible for the design of the *Burberry Prorsum* range and the international *Burberry London* line and oversee the design direction of all other ranges and lines. In Spain and Japan, local design teams are in regular contact with their London counterparts to coordinate the design directions. All designers have access to our archives which are a valuable resource for new product concepts.

We intend to continue to focus on the development of in-house design skills in our central London facilities and are continuing to invest in developing a broad design and merchandising base. While each product category is designed independently by a dedicated in-house team, design teams work together to ensure consistency with respect to design and image. The design director focuses on the *Burberry Prorsum* range but provides creative direction for the Burberry brand as a whole as each design team looks to the *Burberry Prorsum* range for inspiration and direction. In addition to primary responsibility for design, the teams also retain responsibility for product and prototype development and have an important degree of influence over technical specifications, vendor selection and quality assurance.

Manufacturing, Sourcing and Distribution

As part of our strategy to control and develop the Burberry image, we are actively involved in the manufacturing and sourcing of all our products. We are pursuing enhancements in our operational capabilities to improve customer service, improve inventory management and support growth.

We market two principal apparel collections per year, the Spring/Summer collection and the Autumn/Winter collection. We market to, and collect initial orders from, our wholesale customers for our Spring/Summer collection from June to September and for our Autumn/Winter collection from December to March. We also provide, for our international *Burberry London* line, an early shipment capability for the Autumn/Winter collection offered in May and a cruise (or preview) collection for Spring/Summer in November and December. Goods are invoiced when despatched to the wholesale customer according to a timetable agreed with the customer, generally occurring in the quarter to end March for the Spring/Summer collection and in the quarter to end September for the Autumn/Winter collection. Our Spring/Summer collection is sold to end consumers through our retail network and wholesale accounts commencing January and February and for the Autumn/Winter season commencing August and September.

Accessories are sold throughout the year, with two major seasonal collections followed by updates in key international markets to refresh the presentation of our products. Orders are taken and filled on a rolling basis and are spread more evenly throughout the year.

Fabric and pre-production

We obtain fabric from a number of suppliers who are primarily located in Europe. We rely on a limited number of fabric suppliers for a significant proportion of the fabric requirements for the international *Burberry London* line.

Our fabric weaving operation supplies linings and some fabric for the international *Burberry London* line. The majority of its sales are to third parties.

We purchase directly, or control the purchase by third-party suppliers of, all the raw materials which bear the Burberry check or other Burberry trade marks. In order to prevent the unauthorised use of our intellectual property, we seek to ensure all surplus fabrics bearing the Burberry check or other Burberry trade marks are used or disposed of properly.

We purchase fabrics in advance of orders based on our sales forecasts so that the manufacture of finished products can begin in a timely manner. Further fabric purchases are made based on an extrapolation of early orders received. As the end of the ordering period approaches, purchases are aligned to sales to the extent possible.

Manufacturing and sourcing

We produce our collections using our own manufacturing facilities and specialised third-party suppliers. Our strategy is to maintain manufacturing competency in our core outerwear products. To this end, we manufacture, or organise the manufacturing of, our international line of *Burberry London* raincoats and outerwear at our own facilities. We currently have two manufacturing facilities; one in Castleford (England) and one in New Jersey (United States), which manufacture Burberry rainwear and other outerwear. We also have a manufacturing facility located in Treorchy (Wales) which manufactures polo shirts and some outerwear.

We source finished goods for the international and Spanish *Burberry London* lines and the *Burberry Prorsum* range from suppliers located predominately in Europe, principally Spain, Italy, Portugal and the United Kingdom. Our finished goods suppliers for the *Thomas Burberry* range are located in Morocco and Europe. We generally do not maintain formal or long term agreements with our suppliers; rather, orders are placed on a seasonal basis. However we do seek to build long term relationships with our suppliers.

We believe that the use of specialised third-party suppliers adds flexibility to the production process, permitting us to respond to production peaks in a cost efficient manner, while taking advantage of a selective base of highly skilled personnel. We generally do not begin production until we receive orders from our retail network and from key wholesale accounts. As a result, we are better able to match the quantity of product produced to our sales volumes, thereby reducing the risk of over-purchasing supplies or over-producing our products. We seek to avoid dependence on any single supplier. Generally, we believe long term relationships with our third-party suppliers are to our mutual advantage. In Spain, we have a minority equity stake in a key menswear supplier. The wholesale operation in Spain has significant supply chain expertise and this is increasingly being used to support the international *Burberry London* line in specific product categories.

We select our suppliers of apparel and accessories based on both commercial considerations and high product quality standards. In the United Kingdom, quality control is currently focused on checking goods on receipt into our warehouses. In Spain, quality control for the *Burberry London* line produced there is performed by us at our facilities in Barcelona and we have an extensive technical support programme for our third-party suppliers. Quality control for the *Thomas Burberry* range is outsourced.

Our policy is to require all suppliers to agree to the terms and conditions of third-party manufacturing arrangements, including arrangements with respect to intellectual property. See "Intellectual Property" below. We have also recently prepared a supplier manual which consolidates our standards and terms of purchase for suppliers to the international *Burberry London* line. We believe these policies will minimise supply issues, as well as formalise the commitment of our suppliers.

Distribution and logistics

Our primary wholesale warehouse for our UK operation is in Blyth, Northumberland. We also have a shirt warehouse located within our Treorchy (Wales) facility and two further warehouse facilities in London (including one rented from GUS). We maintain regional distribution facilities in New Jersey and Hong Kong. Recent growth in our business has led to full utilisation of our warehousing capacity. As part of our infrastructure improvements, we plan to extend and modernise our Blyth warehousing facility in 2003. In addition, we have begun a pilot programme to test the shipment of products directly from our suppliers to our wholesale operations in the United States and Asia Pacific, and plan to extend this service to specific wholesale customers.

Our in-house warehousing facilities in Spain include a finished goods warehouse and a raw materials warehouse located adjacent to the Barcelona headquarters. A key benefit from the purchase of our Spanish licensee was the acquisition of a well developed supply chain capability including sourcing, warehousing, shipping and logistics systems. The Spanish wholesale operation has sophisticated stock management systems and uses a large number of third-party suppliers in Spain, Portugal and Morocco, many of whom work exclusively for us. Our facility in Barcelona provides quality control, packaging, pressing and warehousing facilities.

All operations use the services of external logistics companies for the distribution of finished goods.

We continue to emphasise customer service and, in particular, with respect to products from the international *Burberry London* line, continue to seek to improve the timeliness of deliveries to our wholesale customers and to accelerate the order and delivery process to maximise full price selling for our retail network and wholesale customers.

Intellectual Property

Burberry's intellectual property is fundamental to our business. The Burberry check is registered as a trade mark and protected by a worldwide trade mark protection programme. The other trade marks which we consider to be important are:

Burberry, Thomas Burberry, Burberry Touch, Burberry Prorsum, Prorsum Horse (Equestrian Knight Device), Burberry Blue Label (Japan), Burberry Black Label (Japan).

All of the above trade marks are the subject of registrations and applications for registration in all material jurisdictions, in respect of all the goods on which they are used. This includes extensions to our product ranges, such as eyewear, perfume and timepieces, as well as our core products – apparel and accessories. We believe that there are no major gaps in our intellectual property portfolio in any material jurisdiction in which we trade; in China we rely on unfair competition laws to prevent infringement while we seek to establish trade mark protection for the Burberry check. The retail operation of The Scotch House in the United Kingdom was run down in February 2002. However, we are continuing to maintain the trade mark registrations previously used in the business, including in Japan where we have licensed The Scotch House brand.

Although our trade mark registrations are the most significant element of our intellectual property portfolio, we also occasionally protect new and innovative designs by filing design registrations where we feel it would be significantly advantageous to do so. We have also registered Burberry as a domain name and as a country specific domain in each of the United Kingdom, the United States and Japan to protect its use.

Because of the significance of intellectual property to our business, we retain an in-house team of lawyers who protect our intellectual property portfolio and enforce our intellectual property rights in conjunction with trade mark agents and investigators. The in-house team also coordinates a worldwide network of third-party intellectual property counsel and investigators to protect and enforce our intellectual property rights around the world.

The in-house legal team uses a five-pronged policy to address infringers and counterfeiters. This consists of an "education" and communication policy, the monitoring and investigation of possible infringements, attendance at trade fairs to identify counterfeit activity, liaising with customs officials to prevent the importation of infringing products and undertaking legal action against infringers or counterfeiters who do not cooperate voluntarily.

As part of the education policy, we publish trade mark advertisements which act as a showcase for our brand, as well as a warning to potential infringers. We apply a trade mark notice on many of the swing tickets on our products. On our website, we also notify readers of our trade marks. We also write letters to various relevant industry associations, including textile manufacturers and retailers, reminding them of our rights and warning them that we will undertake action if necessary.

We employ the services of Internet watchers worldwide to alert us to possible acts of infringement or cybersquatting on the Internet. If necessary, we use the ICANN dispute procedure to obtain ownership of domain names incorporating our name. We use trade mark watching services to look for third-party applications to register our trade marks. We undertake a wide programme of store visits, market sweeps and attendances at trade fairs so as to ensure that we pick up acts of infringement or counterfeiting at the earliest opportunity. In 2001, we attended 80 trade fairs in 14 countries. We liaise with customs officials in specific countries to prevent the importation of both products that copy the Burberry check and counterfeit products. In the majority of cases in which we take action, we obtain undertakings from the infringer for either the delivery to us or destruction of the goods.

We anticipate that, commensurate with the success of the brand, infringing activities will persist. Accordingly, we expect the need to continue to invest in the protection of our intellectual property rights will continue.

Competitors

We are faced with intense competition in most of our product categories and markets. We compete with international luxury goods groups. These groups control a number of luxury and upscale brands and may have greater financial resources and bargaining power with suppliers, wholesale accounts and landlords than we do. Although it is difficult to identify specific competitors by product and market segment, we believe our current competitors include Giorgio Armani srl., Coach, Inc., Donna Karan International, Inc., Ermenegildo Zegna srl., Gucci Group, N.V., Hugo Boss AG, LVMH Moet Hennessy Louis Vuitton, Max Mara Srl, Prada Holding B.V., Polo Ralph Lauren, Corp. and Tod's (s.p.a.).

Management Information Systems

Our wholesale operations use specific software systems, most importantly SAP in Spain and Protex in the United Kingdom. Retail operations utilise the Richter system in the United States while a new system, MERRET, is being implemented for management of retail sales and merchandising operations in the United Kingdom and the rest of Europe. This system will ensure that all European retail operations (except the factory shops) sit on one common IT platform, which will allow integrated management across the whole of Europe, including new stores in markets in which we do not currently trade. It will also enable an automated interface between the merchandising system and financial accounts. The merchandising element was successfully implemented in Switzerland in early 2002 and the subsequent roll out for the United Kingdom and the rest of Europe commenced in May 2002.

Burberry Spain has been introducing SAP in stages since 1999. The finance and human resources modules were implemented in April 1999. Implementation of the production logistics modules began in January 2001, early in the sales cycle for the Autumn/Winter 2001 season. Implementation-related problems with respect to this module resulted in delays in order processing, production and deliveries to customers and increases in SAP-related costs during Autumn/Winter 2001. These issues were identified and resolved and the system was operating satisfactorily by January 2002.

We implemented a monthly financial reporting system, Hyperion, in March 2002 to give us stand-alone financial reporting capability. It is anticipated that the system will be used to improve treasury and financial management information and control capabilities in due course.

Employees

The following table sets out our average number of employees for the financial years ended 31 March 2000, 2001 and 2002:

Year ended 31 March 2000	2,270
Year ended 31 March 2001	2,850
Year ended 31 March 2002	3,075

We consider relations with our employees to be good. We have experienced no significant industrial actions and no material employee disputes have arisen in the past three years.

Property

Our headquarters are located at 18-22 Haymarket, London, United Kingdom. In addition to the retail store locations set out under "Distribution Channels – Retail", the principal establishments we own or occupy are listed in paragraph 19 of Part XI: "Additional Information".

Valuation Report

Based on a Valuation Report dated 12 July 2002 prepared by Colliers Conrad Ritblat Erdman, the existing use value of our eight most significant freehold properties is £118,569,012. This valuation is significantly higher than the net book value of these assets. Please see Part VIII: "Property Valuation Report" for the full valuation report. The Directors do not intend to incorporate this valuation into the accounts but set out the valuation for information purposes.

Relationship with GUS

Relationship Agreement

On 11 July 2002, we entered into an agreement with GUS that regulates the ongoing relationship between Burberry Group and the GUS Group (the "Relationship Agreement"). The Relationship Agreement is designed to ensure that we are and will be capable of carrying on our business independently of GUS and any associate of GUS (as such term is defined in paragraph 3.13 of the Listing Rules) and that all transactions and relationships between ourselves and GUS are and will be at arm's length and on a normal commercial basis even though we will continue to be a subsidiary of GUS following Admission. The rights and obligations of GUS under the Relationship Agreement depend on the percentage of our issued voting share capital held by the GUS Group.

Term

The Relationship Agreement continues until the GUS Group ceases to hold at least 15 percent of our issued ordinary share capital (the "Minimum Shareholding").

Minimum Shareholding

If the GUS Group holds the Minimum Shareholding then under the Relationship Agreement:

- GUS has agreed to procure, so far as it reasonably can, that our independence in accordance with the Listing Rules is maintained and that the majority of the Non-executive Directors on our board are unconnected with and independent of both the GUS Group and ourselves, except for their non-executive directorships of Burberry;
- GUS has agreed to procure, so far as it reasonably can, that two-thirds of our executive Directors must be independent of the GUS Group, except for their executive directorships with us;
- GUS is entitled to nominate one of the Directors;
- GUS has agreed to procure, so far as it reasonably can, that all transactions and relationships between our group and the GUS Group are and will be conducted at arm's length and on a normal commercial basis; and
- the Directors shall not be entitled to vote at meetings of our board on matters in which they have a conflict of interest as a result of being directors or officers of any member of the GUS Group (other than their directorships or officerships with us and any members of our group).

In addition, we have agreed to provide certain legal and regulatory information to GUS.

Controlling Shareholding

For so long as the GUS Group holds 30 percent or more of our issued ordinary share capital, in addition to the terms described above that apply where the GUS Group holds the Minimum Shareholding:

- GUS can appoint up to one-third of the Directors;
- we will provide GUS with information at specified times, including management accounts, board minutes and press releases; and
- GUS agrees not to take any action (or omit to take any action) which could prejudice our listing on the Official List of the UK Listing Authority and the main market of the London Stock Exchange.

Majority Shareholding

For so long as the GUS Group holds 50 percent or more of our issued ordinary share capital, in addition to the terms described above that apply where the GUS Group holds the Controlling Shareholding:

- GUS has the right to appoint the chairman of our board; and
- we will provide GUS with our business plan within a certain amount of time after the approval of the plan by our board.

Services Agreement

On 11 July 2002, we entered into a services agreement with GUS (the "Services Agreement") under which GUS agrees to provide (or procure that members of the GUS Group provide) certain management and other services to us and members of our group.

Services

The services which the GUS Group will provide to us are tax, pensions, insurance (provided both through external brokers and Global (Guernsey) Limited, the GUS Group captive insurance company), certain administrative services, including share schemes, health benefits, accounting and company secretarial services for Burberry Italy, property database services, office space and equipment for an Irish partnership and treasury functions including, as required, foreign exchange management and interest rate hedging and reporting services. The GUS Group will also provide cash management services including call accounts, deposits, loans and cash pools. We have in the past had, and currently have, a net deposit with the GUS treasury systems.

Service Levels

GUS agrees that, during the term of the agreement, the services it provides to us will be at least as good, in terms of quality, time and efficiency, as it provided to us immediately before the agreement and will be substantially the same as any similar services provided to members of the GUS Group.

Term

GUS will provide us with these services for an initial period from Admission to 31 March 2003. We will review the service provision with GUS on an annual basis and the first review will take place in early 2003.

Payment

In return for the services provided by the GUS Group, we will pay a fee in respect of each service including the following annual fees (prorated for the initial term): £24,000 for taxation services, £25,000 for insurance services, £20,000 for human resources services and, in relation to treasury services a range of fees depending on the function including transaction fees of 0.025 percent on foreign exchange transactions and a contribution towards the use of GUS treasury systems. The fee for each of the services provided by the GUS Group will be reviewed on an annual basis.

Other Service Agreements with members of the GUS Group

On 12 July 2002, Burberry Limited (UK) entered into an agreement with Reality Group Limited under which Reality Group Limited agreed to provide vehicle contract hire, trunking operation and logistics services to us at an agreed weekly fee for each part of the services provided.

On 11 July 2002, Burberry Limited (UK) entered into an agreement with White Arrow Express Limited under which White Arrow Express Limited agrees to lease cars to our employees in exchange for an agreed leasing charge per vehicle.

On 11 July 2002, Burberry Limited (US) entered into an agreement with Experian Information Solutions, Inc under which Experian will provide customer database services to Burberry Limited in the United States.

Facility Agreement

On 11 July 2002, we entered into a facility agreement with GUS (the "Facility Agreement") under which GUS agreed to provide a £150 million multi-currency revolving credit facility to us for general corporate purposes for a period of up to three years from the date of the Facility Agreement. The Facility Agreement includes representations and warranties and undertakings given by us together with negative pledge and disposal undertakings, material adverse change and event of default provisions, mandatory prepayment on change of control (after a period of 18 months) and an interest cover financial covenant.

Tax Indemnity

On 11 July 2002, we entered into a tax indemnity with GUS (the "Tax Indemnity") under which GUS agreed to indemnify us against unprovided for tax liabilities payable by us in respect of (i) transactions effected, and profits earned, accrued or received on or before Admission; (ii) specified previous restructurings of our group; (iii) a degrouping charge arising in respect of the transfer of assets by a member of the GUS Group to a member of our group before Admission should we leave the GUS Group; and (iv) tax which is primarily a liability of the GUS Group but which they have failed to discharge. The indemnities provided by GUS are subject to a number of exclusions and financial and time limits. Among other exclusions there are exclusions for sales and payroll taxes since these have been the responsibility of our group and there are also exclusions for certain tax liabilities which relate to facts or circumstances of which the Directors or managers are, or should reasonably have been, aware and of which GUS was unaware. We have agreed to indemnify GUS against tax payable by GUS or its subsidiaries in respect of tax which is primarily a liability of ours but which we have failed to discharge. The indemnities, including in relation to the specified previous restructurings, do not cover taxation by reference to profits earned, accrued or received after Admission and are subject to exclusions for breach of certain undertakings we have provided in relation to the GUS Group. The indemnities are also excluded in relation to taxation in respect of certain voluntary transactions entered into by us after Admission and for taxation which arises in the ordinary course of normal trading activities. The indemnity includes provisions dealing with claims, time limits, the conduct of the tax affairs for UK corporation tax paying entities in our group and recoveries from third parties.

Tax Sharing Agreement

On 11 July 2002, we entered into a tax sharing agreement with GUS (the "Tax Sharing Agreement") to enable a member of the GUS Group and a member of our group to surrender any tax losses it may have to a member of the other group (if the member of the other group agrees to the surrender) and in consideration for such surrender a payment would be made which, in the case of a payment to Burberry Group, would be not less than the amount of the loss multiplied by 95 percent of the corporation tax rate for that period and, in the case of a payment to the GUS Group, would not be more than that amount.

PART III: Management

The Board of Directors:

Name	Age	Position
John Wilfred Peace	53	Non-Executive Chairman
Rose Marie Bravo	51	Chief Executive
Michael Edward Metcalf	50	Chief Financial Officer and Chief Operating Officer
Thomas John O'Neill	49	President Worldwide
Philip Bowman	49	Non-Executive Director
Guy Peyrelongue	65	Non-Executive Director
David Alan Tyler	49	Non-Executive Director

John Peace - Non-Executive Chairman

John Peace was appointed Non-Executive Chairman of Burberry on 7 June 2002. Mr Peace was appointed to the board of GUS plc in 1997 and became Group Chief Executive in January 2000. He served as Chief Executive of Experian from 1996 to 2000 and currently serves as Chairman of the Board of Governors of Nottingham Trent University.

Rose Marie Bravo - Chief Executive

Rose Marie Bravo was appointed Chief Executive of Burberry in 1997. Prior to her appointment at Burberry, Ms Bravo served as President of Saks Fifth Avenue from 1992 to 1997, with responsibility for merchandising, marketing and product development. She also served as a member of the board of Saks Holding Inc. From 1974 to 1992, Ms Bravo held positions of increasing responsibility at RH Macy & Co., culminating with her 1987 to 1992 tenure as Chairman and Chief Executive Officer of the I. Magnin Specialty Division. Ms Bravo serves on the board of Tiffany & Co.

Michael Metcalf - Chief Financial Officer and Chief Operating Officer

Michael Metcalf was appointed Chief Financial Officer and Chief Operating Officer of Burberry in 1998. Prior to this appointment, he held the position of Chief Executive Officer of Thorn plc from 1996 to 1998. He previously served as Finance Director of Thorn EMI Home Electronics Division, Deputy Finance Director and Group Finance Director of Thorn EMI plc and Chief Executive Officer of Thorn EMI Rentals Division, between 1985 and 1996. He is a qualified chartered accountant.

Thomas O'Neill - President Worldwide

Thomas O'Neill was appointed President Worldwide of Burberry in November 2001. Prior to this, he had served as President and Chief Executive Officer of LVMH's Jewellery Division based in Paris since August 2000. He served as President and Chief Executive Officer of LVMH Fashion Group, Americas from June 1997 to August 2000 and as Chief Executive Officer of Marc Jacobs International from June 1997 to February 2001. From 1984 to 1997, he held various positions at Tiffany & Co., ultimately serving as Executive Vice President, International Division.

Philip Bowman - Non-Executive Director

Philip Bowman was appointed Non-Executive Director of Burberry in June 2002. Mr Bowman was appointed Chief Executive of Allied Domecq in 1999 and between 1998 and 2000 he served as chairman of Liberty plc. He also serves as a director of British Sky Broadcasting Group plc.

Guy Peyrelongue - Non-Executive Director

Guy Peyrelongue was appointed Non-Executive Director of Burberry in June 2002. Between 1987 and 2001 he served as President and Chief Executive Officer at L'Oreal United States. From 1973 to 1987 he held various positions at L'Oreal including President, Latin America.

David Tyler - Non-Executive Director

David Tyler was appointed Non-Executive Director of Burberry on 7 June 2002, having been a director since late 1997. He is currently Group Finance Director of GUS plc, a position he has held since 1997. He served as Group Finance Director of Christie's International plc from 1989 to 1996.

Senior Management

Name	*Position*
Christopher Bailey	Design Director
Deborah Baker	Human Resources Director
Andy Billington	IT Director
Marcella Cacci	Vice President, Business Development
Sarah Corbett	Senior Vice President, Intellectual Property
Patricia Doherty	Senior Vice President, Marketing
Joy Frommer	Managing Director, UK and Europe Retail
Ulrik Garde Due	Managing Director, International Sales
Clive Gibbons	Finance Director, UK
Pamela Harper	Senior Vice President, Accessories
Michael Mahony	General Counsel and Company Secretary
Richard Martyn	Operations and Logistics Director, UK Wholesale
Jordi Mercader	Managing Director, Spain Operations
Eugenio Mora Jr.	Managing Director, Spain
Marcos Mora	Managing Director, Thomas Burberry
Michele Smith	Senior Vice President, Womenswear
John Suirdale	Royalties Director
Evelyn Suszko	Supply Chain Director, UK Wholesale
Stanley Tucker	Senior Vice President, Menswear
Eugenia Ulasewicz	President (US)
Joseph Wygoda	Executive Vice President (US)

Christopher Bailey – Design Director
Christopher Bailey has held the position of Design Director since May 2001. Prior to this appointment, he worked at Gucci as a senior designer from 1996 to 2001 and as a designer at Donna Karan.

Deborah Baker – Human Resources Director
Deborah Baker has held the position of Human Resources Director since February 2001. Prior to this appointment, she held positions at Ford Motor Company and Grand Metropolitan plc and most recently served as Human Resources Director for Booker plc from 1999 to 2001.

Andy Billington – IT Director
Andy Billington has held the position of IT Director at Burberry since October 2001. He served as Senior Business Consultant with the FI Group between 1999 and 2000, as a business consultant to The Auctions Channel and to Burberry between 1998 and 1999 and as Group IT Director for Christie's International plc from 1985 to 1998.

Marcella Cacci – Vice President Business Development
Marcella Cacci has held the position of Vice President of Business Development since April 2001. Prior to that appointment she served as Managing Director of Thomas Burberry from 2000 to 2001. She served as Managing Director for Etro (US) from 1997 to 1999 and as Vice President of Trussardi (US) from 1994 to 1997.

Sarah Corbett – Senior Vice President, Intellectual Property
Sarah Corbett has held the position of Senior Vice President, Intellectual Property with Burberry since 1998. Prior to joining Burberry, she was a partner of Willoughby & Partners and a director of Rouse & Co International, specialising in intellectual property and trade mark issues.

Patricia Doherty - Senior Vice President, Marketing

Patricia Doherty has held the position of Senior Vice President, Marketing since March 2000. Prior to joining Burberry, she had served as Vice President, Marketing/Creative for Saks Fifth Avenue from 1992 to 2000 and as Managing Editor of J Crew between 1983 and 1992. She began her career at Vogue Magazine.

Joy Frommer - Managing Director, UK and Europe Retail

Joy Frommer has held the position of Managing Director, UK and Europe Retail since October 2000. Prior to that appointment, she served as Director of Stores, Burberry United States from 1998 to 2000. She served as Vice President Operations, of Duty-Free Shops, Hawaii from 1993 to 1998 and Director of Stores, I. Magnin, San Francisco from 1990 to 1993.

Ulrik Garde Due - Managing Director, International Sales

Ulrik Garde Due was appointed as Managing Director, International Sales in 1998. Prior to joining Burberry he served as International Director of Marketing and Sales at Cerruti from 1997 to 1998 and as Vice President of Operations, United States for Celine from 1993 to 1997.

Clive Gibbons - Finance Director, UK

Clive Gibbons was appointed Finance Director, UK in September 2000. Prior to that appointment he served as Director of Finance and Operations for Timberland UK Limited from 1997 to 2001 and as Head of Finance and Planning for Mattel (UK) from 1992 to 1997. He is a qualified chartered accountant.

Pamela Harper - Senior Vice President, Accessories

Pamela Harper was appointed Senior Vice President, Accessories in 1998. Prior to joining Burberry she served as General Manager, Accessories Worldwide for Alfred Dunhill Ltd from 1984 to 1994, as Managing Director for Escada (UK) from 1997 to 1998 and as Managing Director of Hermès (GB) from 1994 to 1997.

Michael Mahony - General Counsel and Company Secretary

Michael Mahony was appointed General Counsel and Company Secretary of Burberry in March 2001. From 1993 to 2001 he was at Hammond Suddards (partner from 1996) specialising in information technology and telecommunications. He was at IBM (UK) from 1990 to 1992 and Ashurst Morris Crisp from 1986 to 1990.

Richard Martyn - Operations and Logistics Director, UK Wholesale

Richard Martyn has been with Burberry since 1991. He was appointed at that time as General Manager, Burberry Wholesale. Prior to this he was at GUS for 11 years.

Jordi Mercader - Managing Director, Spain Operations

Jordi Mercader has spent 20 years with Burberry Spain in a variety of finance and operations roles. From 1998 to 2001 he served as assistant Chief Operating Officer and became Managing Director, Spain Operations in 2001. He was appointed to the board of Burberry Spain in December 1999.

Eugenio Mora - Managing Director, Spain

Eugenio Mora has spent 17 years with Burberry Spain. He was appointed Vice President of Burberry Spain and was appointed to the board in 1991. He became Managing Director of Burberry Spain in 2000.

Marcos Mora - Managing Director, Thomas Burberry

Marcos Mora was appointed Managing Director of Thomas Burberry in 1997. He has previously worked with Mercader y Casadevall and was appointed to the board of Burberry Spain in 1996.

Michele Smith - Senior Vice President, Womenswear

Michele Smith was appointed Senior Vice President, Womenswear in 1998. Prior to that appointment she served as Senior Vice President of Barneys New York from 1993 to 1997 and Senior Vice President Womens I. Magnin, San Francisco from 1980 to 1993.

John Suirdale - Royalties Director

John Suirdale has served as Royalties Director since 1993. Prior to that he served as Purchasing Manager, Leather Goods at Alfred Dunhill from 1989 to 1992 and from 1978 to 1989 as Deputy Managing Director of Bagajavion, Paris.

Evelyn Suszko - Supply Chain Director, UK Wholesale

Evelyn Suszko was appointed Supply Chain Director, UK Wholesale in July 2001. Prior to that she held various positions at Laura Ashley including Operations Director from 1995 to 1999.

Stanley Tucker - Senior Vice President, Menswear

Stanley Tucker was appointed Senior Vice President, Menswear in 1998. Prior to this appointment he was Vice President, Fashion Director of Men's, Children's and Home Furnishings at Saks Fifth Avenue from 1991 to 1998.

Eugenia Ulasewicz - President (US)

Eugenia Ulasewicz was appointed President (US) of Burberry in 1998. Prior to that appointment she served as Senior Vice President, Director of Stores of the South East Region for Saks Fifth Avenue from 1996 to 1998 and as Senior Vice President, Director of Stores of the Mid West Region from 1993 to 1996.

Joseph Wygoda - Executive Vice President (US)

Joseph Wygoda was appointed Executive Vice President (US) in 1992. Prior to that time, he served as Chief Financial Officer, GUS North America, Inc. between 1985 and 1992 and as Vice President of Finance and Administration, Burberry Limited (US) between 1982 and 1992. He is a certified public accountant.

Corporate Governance

Our board is responsible for the proper management of the Company and meets regularly. While we are currently not in compliance with the requirements of the Combined Code with respect to the number of independent non-executive directors on our board, we intend to appoint a further independent non-executive director as soon as practicable after Admission.

Our board is balanced with a strong non-executive element, where four out of seven of the Directors are non-executive, including a non-executive Chairman. Two out of four of the non-executive Directors are considered by the board to be independent of management and have no relationships interfering with their independent judgement. Accordingly, no individual or group of individuals dominates our board's decision-making. In accordance with the requirements of the Combined Code, John Peace has been nominated as the non-executive Chairman. John Peace and David Tyler are not considered to be independent non-executive Directors by our board as they have been appointed following nominations by GUS.

Our board has a procedure through which the Directors are able to take independent advice in furtherance of their responsibilities. The Directors, each of whom has received appropriate training, have access to the advice and services of the Company Secretary. The Company Secretary is responsible for ensuring that board procedures are followed and that applicable rules and regulations are complied with.

In accordance with the Combined Code, we are ready, where practicable, to enter into a dialogue with institutional shareholders based on the mutual understanding of objectives. We are also committed to the principle of effective communication with private investors, such as by the constructive use of annual general meetings of shareholders.

In accordance with the Combined Code, our board has established guidelines requiring specific matters to be subject to decision by the full board of Directors, including material acquisitions and disposals, investments and capital projects. In addition, our board has established an audit committee, a remuneration committee and a nomination committee with formally delegated duties and responsibilities with written terms of reference.

The audit committee will be chaired by Philip Bowman and its other members will be David Tyler and Guy Peyrelongue. This committee will have responsibility for, among other things, planning and reviewing annual and interim reports and accounts and the involvement of our auditors in that process, focusing particularly on compliance with legal requirements and accounting standards and the requirements of the UK Listing Authority, and ensuring that an effective system of financial reporting is maintained. The ultimate responsibility for reviewing and approving our annual and interim reports and accounts lies with our board.

The remuneration committee will be chaired by Guy Peyrelongue and its other members will be John Peace and Philip Bowman. This committee will determine, within agreed terms of reference, our policy on compensation of executive officers and the specific remuneration package, including the setting and monitoring of performance-related incentives, pension arrangements for each of our executive Directors, and option entitlements.

The nomination committee will be responsible for nominating candidates and considering nominations for candidates to fill vacancies on our board and for making recommendations with respect to the composition and balance of our board. This committee will be chaired by John Peace and its other members will be Philip Bowman and Guy Peyrelongue.

The Combined Code states that there is a strong case for setting directors' notice or contract termination periods at, or reducing them to, one year or less. The service agreement of Rose Marie Bravo dated 28 May 2002 is for a fixed period until 30 June 2005. She may terminate the agreement on six months' notice to expire on or after 30 June 2005. Burberry Limited (US) can terminate the agreement earlier in certain circumstances described further in paragraph 7 of Part XI: "Additional Information – Directors' Service Agreements and Remuneration". This agreement is therefore not compliant with the Combined Code. Burberry has adopted various share incentive schemes, which are not compliant with the Combined Code in certain respects. These schemes are described in paragraph 8 of Part XI: "Additional Information – Share Incentive Schemes".

Removal of directors under English Law

Pursuant to English law and our articles of association, our shareholders may, by ordinary resolution passed by a simple majority, remove any Director from office, notwithstanding any agreement between us and the Director, but without prejudice to any claim the Director may have for damages for breach of any agreement to which we are a party.

PART IV: Operating and Financial Review and Prospects

You should read the following discussion describing our financial condition and results of operation together with the rest of this document, including the "Accountants' Reports" in Part V. The financial information contained in this Part IV has been extracted without material adjustment from the "Accountants' Reports" in Part V. The financial statements have been prepared in accordance with UK GAAP, which differs from US GAAP, see Part VII: "Summary of Differences between UK GAAP and US GAAP". This section includes "forward-looking statements" which are subject to risks, uncertainties and other factors which could cause our actual results to differ materially from those expressed or implied by such forward-looking statements.

Basis of Preparation

Financial Statements

Until Admission we are a wholly-owned member of the GUS Group. In order to ensure that all the required components of our business are contained within Burberry Group and any non-Burberry components are retained within the GUS Group in a tax efficient manner, the Reorganisation has been undertaken. For a complete description of the Reorganisation, see paragraph 2 of Part XI: "Additional Information – Reorganisation and Reduction of Capital".

The financial statements reflect an aggregation of the results, assets and liabilities directly attributable to Burberry Group. Although we consider the assumptions underlying this aggregation to be reasonable, the related party nature of transactions means that the results and financial position of Burberry Group reported in these financial statements may differ from those which would have been reported had we operated autonomously or as an entity independent of the GUS Group. In particular, interest income and expense, taxation charges and dividends, as well as the nature and amount of our funding, have been largely determined by GUS. As a result, our operating results in respect of these items are not necessarily indicative of our results if we had been independent of GUS and may not reflect the net interest income and expense, taxation charges, certain operating expenses and dividends payable in the future.

Acquisitions and Disposals

On 30 June 2000, we purchased our former licensee in Spain, Burberry (Spain) S.A., and Mercader y Casadevall, a retail operation in Spain, for consideration of £151.1 million including an estimated £18.1 million earn-out payable following the close of the financial year ending 31 March 2005 (the "Burberry Spain Acquisition"). From the date of that acquisition to 31 March 2001 the two companies contributed an incremental £112.4 million to turnover. The financial statements for Burberry (Spain) S.A. for the two years ended 31 March 2001 have been included in Part V: "Accountants' Reports".

On 31 December 2001, we purchased certain assets of three of our primary regional distributors in Asia (Burberry Hong Kong, Burberry Singapore and Burberry Australia) for a total consideration of £9.5 million (including £5.0 million in deferred consideration) (the "Burberry Asia Acquisition"). From the date of purchase to 31 March 2002, the Burberry Asia Acquisition contributed an incremental £13.3 million to turnover.

During the year ended 31 March 2001, we generated £4.6 million profit (before attributable taxation) on the sale of surplus retail properties pursuant to a rationalisation programme. On 28 March 2001, the trade and certain assets of the Burberry sock division were sold resulting in a loss on disposal of £1.7 million.

Recent Developments

On 26 March 2002, we entered into an agreement to acquire the Burberry trade and certain assets of Euro Trading Limited, our distributor in Korea, for approximately £25 million plus deferred consideration of £5 million and a £5 million severance payment, both payable in June 2007. This agreement was completed in 2002. The turnover of Euro Trading Limited which related just to Burberry activities during the financial year ended 30 June 2001 has been estimated at £30.1 million. With this agreement we have taken direct control of the distribution of our products in key Asian markets, with the exception of Japan where we renewed our licensing arrangements in 2000.

Overview

Burberry is a distinctive luxury brand with international recognition and broad appeal. We design, source, manufacture and distribute high-quality apparel and accessories. Our products include apparel for women, men and children and accessories such as handbags, scarves, small leather goods and silks. Our turnover is composed of revenue from three channels of distribution: wholesale, retail and licensing operations.

Since the arrival of a new management team, commencing in 1997, we have been implementing a repositioning of the Burberry brand. Primary actions included: (i) the upgrading of the international *Burberry London* product range; (ii) closing unprofitable and peripheral retail stores, opening new stores in prime locations and upgrading existing stores; (iii) the elimination of inappropriate wholesale accounts and building relationships with key customers; (iv) restructuring licensing arrangements in Japan and eliminating inappropriate licences; (v) the Burberry Spain Acquisition, the Burberry Asia Acquisition and our recent acquisition of our distributor in Korea; and (vi) investing in operating infrastructure and management resources.

Turnover has increased from £225.7 million in the year ended 31 March 2000 to £499.2 million in the year ended 31 March 2002, and EBITA (total operating profit from continuing operations before goodwill amortisation) has grown from £18.5 million to £90.3 million over the same period. We believe this is largely the result of our repositioning programme. The Burberry Spain Acquisition and the renegotiation of our licensing agreements in Japan accounted for the major portion of the increase in turnover and EBITA.

During the second half of the year ended 31 March 2002, the market for luxury goods generally experienced difficult trading conditions due to negative macro-economic factors. As a result, our turnover growth slowed during the six months to 31 March 2002 relative to the first half of the financial year.

The following table sets out our results of operations for the years ended 31 March 2000, 2001 and 2002:

Year ended 31 March[1]

	2000 *£m*	2001 *£m*	2002 *£m*
Turnover	**225.7**	**427.8**	**499.2**
EBITA[2]	**18.5**	**68.7**	**90.3**
Amortisation of goodwill	–	(3.6)	(4.9)
Total operating profit from continuing operations	**18.5**	**65.1**	**85.4**

Note:

(1) Interest income and expense recorded in the profit and loss account has been affected by financing arrangements within the GUS Group and is not necessarily representative of the amounts which would have arisen had we been independent of GUS. Accordingly, the selected financial data above is stated before interest income and expense. This means the impact of acquisitions and investment activity on pre-tax profits is not fully reflected as funding costs are excluded.

(2) EBITA comprises total Burberry Group operating profit from continuing operations before amortisation of goodwill. The EBITA disclosed here is not necessarily comparable to EBITA disclosed by other companies because EBITA is not uniformly defined. We believe EBITA is a relevant measurement used by companies to assess performance variations caused by differences in taxation and amortisation policies. EBITA is not a measure of financial performance under UK or US GAAP.

Turnover

Definition

Turnover is derived from the sale of our products through our wholesale divisions to department and specialty stores and to end consumers through our directly operated stores and concessions, as well as from income earned on our Japan and product licences. Turnover is the amount receivable for goods supplied (less product returns, trade discounts and allowances) as well as royalties receivable. Turnover is stated exclusive of VAT and other sales taxes.

Accounting method and revenue recognition

We recognise turnover on despatch of products to our wholesale customers and on sale to end consumers through our retail operations. Sales returns, volume and special discounts and allowances given to customers are deducted from turnover. Sales returns, allowances and other credits are recognised on the basis of actual and anticipated claims from wholesale customers in respect of all product despatched prior to period end. Sales returns from end consumers are recorded on an actual basis by our retail operations. Retail point-of-sale discounts are also deducted from turnover.

Licence income is accounted for on an accruals basis according to the terms of the relevant royalty agreement. In Japan licence income accrues when products are manufactured.

Turnover by channel of distribution

The following table sets out our turnover by channel of distribution for the years ended 31 March 2000, 2001 and 2002. Turnover is further analysed between the wholesale and retail channels of distribution.

Year ended 31 March

	2000		2001		2002	
	£m	%	£m	%	£m	%
Turnover by channel of distribution						
Retail	99.1	43.9	143.2	33.5	156.9	31.4
Wholesale	95.8	42.4	238.8	55.8	288.8	57.9
Retail and Wholesale	194.9	86.3	382.0	89.3	445.7	89.3
Licence	30.8	13.7	45.8	10.7	53.5	10.7
Total	**225.7**		**427.8**		**499.2**	

Wholesale turnover results from the sale by us of men's and women's apparel and accessories to wholesale customers worldwide, principally leading and prestige department stores and specialty retailers. Wholesale turnover benefited from organic growth generated largely as a result of our repositioning programme in the year ended 31 March 2001. In addition, the Burberry Spain Acquisition added £118.4 million of wholesale and retail turnover (after deducting inter-company turnover of £1.6 million) and reduced licence turnover by £6.0 million in the year ended 31 March 2001. The Burberry Asia Acquisition in the year ended 31 March 2002 increased wholesale and retail turnover by £13.7 million (after deducting inter-company turnover of £7.5 million) and reduced licence turnover by £0.4 million.

We derive retail turnover from our directly operated store network. Since the beginning of the year ended 31 March 2000, we have added nine stores, closed 13 stores and renovated, relocated or expanded 25 stores. We currently operate 70 retail locations consisting of 60 stores and 10 concessions.

Licence turnover consists of royalties paid to us under our Japan and product licensing alliances. Under these agreements, our partners work with us to develop products for the Japanese market, in the case of our Japan licences, or specialised products, in the case of our product licences. In the case of Japan, royalties are calculated on the basis of units produced and the recommended retail prices of the products under licence. Licence turnover in Japan is stated net of management fees.

The large majority of licence turnover is derived from the Japan licences. As part of the renewal of these licences in the year ended 31 March 2000, increases in royalty rates were negotiated, including an annual increase up to and including 2005 in the royalty rate applicable to the major portion of Japanese licence turnover. These increases in royalty rates accounted for the majority of the licence turnover growth during the two years ended 31 March 2002. Increases in volume also contributed to the turnover growth.

Turnover by product category

The following table sets out turnover by product category for the years ended 31 March 2000, 2001 and 2002:

Year ended 31 March

	2000		2001		2002	
	£m	%	£m	%	£m	%
Turnover by product category						
Womenswear	63.4	28.1	134.7	31.5	165.2	33.1
Menswear	73.8	32.7	142.4	33.3	149.4	29.9
Accessories	50.2	22.2	98.0	22.9	125.8	25.2
Other[1]	7.5	3.3	6.9	1.6	5.3	1.1
Licence	30.8	13.7	45.8	10.7	53.5	10.7
Total	**225.7**		**427.8**		**499.2**	

Note:

(1) Other primarily includes our fabric manufacturing operation and miscellaneous products.

Growth in each category and changes in the overall composition of turnover have been driven by our strategic, repositioning and acquisition activities. Growth in the womenswear and accessories categories as a percentage of turnover reflects their importance as focal points in our repositioning. Turnover in the womenswear product category was further enhanced by the Burberry Spain Acquisition due to the relative size of apparel product categories in that business. The menswear's percentage of total sales also benefited from that acquisition. Due to the lower level of accessories penetration in Spain, growth in accessories turnover as a percentage of total turnover was partially offset by the Burberry Spain Acquisition.

Turnover by geography

We generate turnover through our wholesale and retail operations in Europe, North America and Asia Pacific as well as our licence arrangements. The table below presents turnover by destination, which is determined by reference to the location of either our retail store or wholesale account or, with respect to licences, the location of the licensee. The geographical composition of turnover by destination for the years ended 31 March 2000, 2001 and 2002 was as follows:

Year ended 31 March

	2000		2001		2002	
	£m	%	£m	%	£m	%
Turnover by geography: destination						
Europe	115.5	51.2	259.0	60.6	286.7	57.4
North America	62.3	27.6	90.9	21.2	110.5	22.1
Asia Pacific	40.8	18.1	74.6	17.4	100.1	20.1
Other[1]	7.1	3.1	3.3	0.8	1.9	0.4
Total	**225.7**		**427.8**		**499.2**	

Note:

(1) Other includes sales in India, the Middle East, the Carribean and Latin America.

During the three years ended 31 March 2002, we have experienced turnover growth in all geographies. The Burberry Spain Acquisition in the year ended 31 March 2001 has been the primary driver of the relative shift in turnover across geographies. To a lesser degree, the Burberry Asia Acquisition has also affected this mix in the year ended 31 March 2002.

Operating Profit

Definition

Operating profit is stated as gross profit plus other operating income (which includes income arising from sub-letting properties) less distribution costs and administrative expenses.

Cost of Sales

The primary components determining cost of sales are the costs of purchased finished goods and the aggregate cost of raw materials, direct labour and attributable production overheads where products are manufactured in our in-house facilities or by external contractors. Early settlement discounts given to wholesale customers, and accepted from suppliers, are reported in cost of sales. Cost of sales also includes other product-related expenses such as sample, design and merchandising costs, in addition to bad debt expenses and foreign exchange differences arising on trading transactions.

Operating Expenses

Operating expenses include distribution costs and administrative expenses. Distribution costs represent selling expenses and commissions payable, warehousing and logistics costs and marketing expenditure (including retail display). Administration expenses include the rent payable for our retail and other properties, as well as depreciation and amortisation expense on fixed assets. They also include general, management and other costs necessary to support all aspects of our business. We record as expenses when incurred certain pre-opening costs relating to new retail stores including rent and amortisation of key money on leasehold properties, staff training and marketing expenditure. Operating expenses are stated net of other operating income, which arises from sub-letting certain surplus leasehold properties.

Staff costs, including directors' emoluments, are charged as appropriate as a cost of sale, distribution cost or administrative expense. During the periods under review these costs were as follows:

Year ended 31 March

	2000	2001	2002
	£m	£m	£m
Wages and salaries	39.7	56.4	72.3
Social security costs	4.0	5.9	7.7
Other pension costs	1.4	1.6	1.6
Total	**45.1**	**63.9**	**81.6**

The average number of employees (including directors) during the years ended 31 March 2000, 2001 and 2002, calculated on the basis of full-time equivalent where part-time employees are engaged, was 2,270, 2,850 and 3,075 respectively. The increase in employee numbers in the year ended 31 March 2001 was largely attributable to the Burberry Spain Acquisition and was partly offset by reductions due to the rationalisation of non-strategic retail stores and the disposal of the sock division. The further increase in employee numbers in the year ended 31 March 2002 reflected the Burberry Asia Acquisition, as well as the general expansion of and investment in our business.

Depreciation

We capitalise and depreciate our fixed assets over periods ranging from 3 to 50 years. The estimated useful life of freehold properties is up to 50 years, while land is not depreciated. Leasehold properties with less than 50 years expired are amortised over the unexpired term of the lease. Amortisation charges include amortisation of key money on leasehold properties. We may, in certain instances, contribute to the fixtures and fittings in our shop-in-shops in the retail outlets of wholesale customers. Such amounts are recorded as tangible fixed assets and are depreciated over periods of up to four years. Charges for depreciation on tangible fixed assets were £5.6 million, £11.0 million and £13.9 million in the years ended 31 March 2000, 2001 and 2002 respectively.

Goodwill arising on acquisitions

Goodwill arising on acquisitions is amortised by equal annual instalments over the estimated useful economic life, taking into account the nature of the business acquired and other competitive considerations. Amortisation of acquisition goodwill accounted for charges of £nil, £3.6 million and £4.9 million in the years ended 31 March 2000, 2001 and 2002 respectively. Goodwill arising on the Burberry Spain Acquisition and on the Burberry Asia Acquisition is being amortised over 20 years.

Other intangible assets

The cost of securing trade marks and other intellectual property is capitalised as an intangible fixed asset and amortised in accordance with the requirements of FRS 10. Trade marks and other intellectual property are amortised by equal annual instalments over their useful economic life, typically 10 years. We adopted a policy of capitalising the costs of registered designs and trade marks in the year ended 31 March 2001 when we incurred a £0.8 million expenditure to acquire a specific copyright and other trade marks. This asset is being amortised over a 10-year period. Amortisation of trade marks and other intellectual property charges were £nil, £0.1 million and £0.1 million in the years ended 31 March 2000, 2001 and 2002 respectively.

Interest Income/Expense

Interest and similar income consists of the income earned from loans to other GUS Group companies as well as bank interest income. Also included in this category are foreign exchange gains on loans to other GUS Group companies and a dividend received from a GUS Group company that does not form part of Burberry Group. Interest expense and similar charges consists of interest payable to other GUS Group companies as well as interest on bank loans and overdrafts.

Interest and similar income and interest expense and similar charges have been affected by the financing arrangements within the GUS Group and are not necessarily representative of the interest income and expense that would have been reported if we had been independent of GUS or of the interest income and expense in the future. We expect that interest income and expense will, in the future, reflect the financial position of our specific operations.

Taxation

Taxation consists of current taxes and deferred taxes calculated on the basis of the different tax rates in effect in the various countries in which we operate. Taxation payable has been affected by our status within the GUS Group and does not necessarily reflect the charge that would have been incurred if we had operated as a discrete operation nor is it necessarily representative of taxation payable in the future.

Results of Operations

Year Ended 31 March

	2000		2001		2002	
	£m	%	£m	%	£m	%
Turnover						
Wholesale	95.8	42.4	238.8	55.8	288.8	57.9
Retail	99.1	43.9	143.2	33.5	156.9	31.4
Licence	30.8	13.7	45.8	10.7	53.5	10.7
Total turnover	225.7	100.0	427.8	100.0	499.2	100.0
Cost of sales	(120.1)	(53.2)	(223.1)	(52.2)	(248.1)	(49.7)
Gross profit	105.6	46.8	204.7	47.8	251.1	50.3
Operating expenses[1]	(87.1)	(38.6)	(139.6)	(32.6)	(165.7)	(33.2)
Total operating profit from continuing operations[2]	18.5	8.2	65.1	15.2	85.4	17.1
Amortisation of goodwill[3]	–	–	3.6	0.8	4.9	1.0
EBITA[4]	18.5	8.2	68.7	16.1	90.3	18.1

Note:

(1) Operating expenses include distribution costs and administrative expenses (including depreciation and amortisation of goodwill and trade marks and other operating income). Please see note 4 to Part V: "Accountants' Reports – Burberry Group plc".

(2) Total operating profit from continuing operations includes other operating income.

(3) Please see note 5 to Part V: "Accountants' Reports – Burberry Group plc".

(4) EBITA comprises total Burberry Group operating profit from continuing operations before amortisation of goodwill. The EBITA disclosed here is not necessarily comparable to EBITA disclosed by other companies because EBITA is not uniformly defined. We believe EBITA is a relevant measurement used by companies to assess performance variations caused by differences in taxation and amortisation policies. EBITA is not a measure of financial performance under UK or US GAAP.

Comparison of the Year Ended 31 March 2002 to the Year Ended 31 March 2001

As a result of the fundamental change in product offering during our repositioning, we consider that it is not relevant to analyse changes in turnover in terms of unit price and volume of sales or the introduction of new products.

Turnover

Turnover increased by £71.4 million, or 16.7 percent, to £499.2 million in the year ended 31 March 2002 from £427.8 million in the previous financial year. A portion of this increase was attributable to an additional three months of operations from the Burberry Spain Acquisition, as compared to the previous financial year, and the inclusion of the operations acquired as part of the Burberry Asia Acquisition for a period of three months.

Wholesale turnover increased 20.9 percent to £288.8 million in the year ended 31 March 2002 from £238.8 million in the previous financial year. This increase was driven by the growing product range and an increasing demand for Burberry products by key wholesale customers. Wholesale turnover particularly benefited from the effects of the Burberry Spain and Asia Acquisitions as these businesses are primarily wholesale operations. Wholesale sales volume experienced growth in all geographical regions.

Retail turnover increased 9.6 percent to £156.9 million in the year ended 31 March 2002 from £143.2 million in the previous financial year, driven largely by new-store openings and the acquisition of stores in Asia. During the year, we opened five stores and concessions, closed one Burberry store and opened one designer outlet store. Retail turnover also benefited from the seven stores and concessions acquired as part of the Burberry Asia Acquisition. Turnover in existing stores was affected by the difficult macro-economic environment during the second half of the year.

Licence turnover increased 16.8 percent to £53.5 million in the year ended 31 March 2002 from £45.8 million in the previous financial year. This increase was primarily the result of strong growth in Japan. However, increases in volumes and royalty rates in Japan were partially offset by the termination of a number of product licenses and, less importantly, the Burberry Spain Acquisition and the Burberry Asia Acquisition.

Operating profit

Gross profit as a percentage of turnover grew to 50.3 percent in the year ended 31 March 2002 from 47.8 percent in the previous financial year. This reflected a number of factors including a growing proportion of higher-margin accessories in the turnover mix, continued product upgrading and price restructuring in our wholesale operations and benefits from the Burberry Asia Acquisition.

Operating expenses as a percentage of turnover rose to 33.2 percent in the year ended 31 March 2002 from 32.6 percent in the previous financial year. This increase reflected continued investment across many aspects of the business. Depreciation expense rose 26.4 percent or £2.9 million (to 2.8 percent of turnover) in the year ended 31 March 2002 compared to the previous financial year, reflecting the increased level of capital expenditure undertaken since the year ended 31 March 2000, largely relating to the retail expansion and refurbishment of existing stores. Other operating income rose to £2.0 million in the year ended 31 March 2002, an increase of £0.4 million over the previous financial year, reflecting sub-letting income attributable to surplus leasehold retail properties and newly-acquired administrative offices in the United Kingdom. Our ability to sub-let these properties has expired or will expire at various dates up to January 2005.

EBITA as a percentage of turnover increased to 18.1 percent in the year ended 31 March 2002 compared to 16.1 percent in the previous financial year. The reduction in EBITA attributable to the North American operations in the year ended 31 March 2002 compared to the prior financial year reflected the more difficult environment for our retail operations as well as an increase in operating expenses.

Comparison of the Year Ended 31 March 2001 to the Year Ended 31 March 2000

Turnover

Turnover increased by £202.1 million, or 89.5 percent, to £427.8 million in the year ended 31 March 2001 from £225.7 million in the previous financial year.

The Burberry Spain Acquisition added £118.4 million to wholesale and retail turnover for the year ended 31 March 2001 but reduced licence turnover by £6.0 million. Excluding the effect of this acquisition, turnover for the year ended 31 March 2001 increased by 39.7 percent over the previous financial year.

Wholesale turnover increased 149.3 percent to £238.8 million in the year ended 31 March 2001 from £95.8 million in the previous financial year. Excluding the effect of the Burberry Spain Acquisition, wholesale turnover increased by approximately 31 percent as a result of increased demand in all regions supported by continued expansion and extension of our product lines.

Retail turnover increased 44.5 percent to £143.2 million in the year ended 31 March 2001 from £99.1 million in the previous financial year. This increase was driven by the opening of two Burberry stores, including our flagship New Bond Street store, the conversion of a former Scotch House store to a Burberry store, the opening of one designer outlet store and the acquisition of one factory shop. The flagship New Bond Street store, which opened in August 2000, established a new retail format for Burberry and its results in its first year of operation exceeded original expectations. As part of the restructuring process, Burberry closed 12 underperforming stores during the year. Sales at existing Burberry stores grew strongly during the year.

Licence turnover increased 48.7 percent to £45.8 million in the year ended 31 March 2001 from £30.8 million in the previous financial year. Adjusting for the effect of the Burberry Spain Acquisition, the increase in licence income would have been 68.2 percent. This increase reflects the benefit of the revised royalty rates within the renegotiated Japan licences as well as an increased volume of sales achieved by our licensees in Japan. Licence income also benefited from a favourable Yen/pounds sterling exchange rate impact during the year ended 31 March 2001 compared to the previous financial year. Turnover from other licensing arrangements also increased due to increased sales of Burberry products produced under those arrangements.

Operating profit

Gross profit as a percentage of turnover rose to 47.8 percent in the year ended 31 March 2001 compared to 46.8 percent in the previous financial year. This reflected the benefit of the brand repositioning strategy adopted in earlier years and in particular product upgrading and price restructuring as well as increased licence turnover. Improved demand for our products was also reflected in lower discounts. This increase was partially offset by the Burberry Spain Acquisition; these entities operate on a lower gross margin.

Operating expenses as a percentage of turnover declined sharply to 32.6 percent in the year ended 31 March 2001 compared to 38.6 percent in the previous financial year. The most significant cause of this decline was the Burberry Spain Acquisition. Excluding the effect of this transaction, the decline in the expense ratio would have been modest, driven by economies of scale associated with growth of our business, partially offset by continued investment in resources.

EBITA as a percentage of turnover increased to 16.1 percent in the year ended 31 March 2001 compared to 8.2 percent in the previous financial year. Excluding the impact of the Burberry Spain Acquisition, EBITA as a percentage of turnover would have amounted to 16.3 percent in the year to 31 March 2001.

Non-operating Items

A non-operating profit of £2.9 million (before attributable taxation) arose in the year ended 31 March 2001. This included £4.6 million profit from the disposal of surplus retail properties in Europe pursuant to a rationalisation programme, offset by a £1.7 million loss attributable to the disposal of the sock division.

Liquidity and Capital Resources

Historically, our principal sources of funds have been cash flows from operating activities and financing from GUS. Our principal uses of funds have been to support acquisitions and capital expenditures. We expect to finance our operations and investment programme from cash generated from operating activities and by using, as necessary, the committed credit facility provided by GUS as described in Part II: "Business – Relationship with GUS".

Cash Flow Analysis

The table below sets out the principal components of our cash flow in the years ended 31 March 2000, 2001 and 2002:

Year ended 31 March

	2000 £m	2001 £m	2002 £m
Operating profit	18.5	65.1	85.4
Goodwill and trade mark amortisation	–	3.7	5.0
Depreciation charge	5.6	11.0	13.9
Loss on disposal of fixed assets	0.2	–	0.2
Increase in stocks	(0.4)	(11.9)	(7.0)
Increase in debtors	(0.5)	(1.0)	(5.2)
Increase/(decrease) in creditors	4.3	22.2	(2.2)
Net cash inflow from operating activities	**27.7**	**89.1**	**90.1**
Returns on investments and servicing of finance	0.3	0.7	(0.4)
Taxation	(9.6)	(19.8)	(18.6)
Capital expenditure	(6.6)	(20.2)	(38.9)
Acquisitions and disposals	–	(127.6)	(4.5)
Equity dividends paid to shareholders	(16.3)	(8.8)	–
Management of liquid resources	–	–	(2.4)
Financing	7.2	89.4	(14.3)
Increase in net cash during the year	2.7	2.8	11.0

Net cash inflow from operating activities increased 1.1 percent to £90.1 million in the year ended 31 March 2002 from £89.1 million in the previous financial year. The increase in operating profit in the year ended 31 March 2002 was largely offset by higher investments in working capital. Net cash inflow from operating activities increased to £89.1 million in the year ended 31 March 2001 from £27.7 million in the previous financial year. This increase reflects the improved profitability of the business and a decrease in working capital, partly due to some specific one-off accruals and benefits attributable to the timing of the Burberry Spain Acquisition.

Because we are part of the GUS Group, net cash inflow from returns on investments and servicing of finance, taxation, equity dividends paid to shareholders, management of liquid resources and financing related to our capital structure, tax position and financing arrangements are not relevant to an evaluation of our future independent status.

Working capital

It is intended that immediately after the Global Offer we will have a modest cash balance (net of loans and borrowings) of approximately £10 million. Existing funding balances with the GUS Group will have been eliminated following the Reorganisation and the Global Offer. However, GUS will continue to provide a £150 million committed credit facility. See Part II: "Business – Relationship with GUS".

The Company is of the opinion that, after taking into account available bank and other facilities, the committed credit facility being provided by GUS and the net proceeds of the Global Offer receivable by the Company, Burberry has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of publication of these Listing Particulars.

Capital Expenditure

Net cash outflow from capital expenditure largely relates to the purchase and sale of tangible and intangible fixed assets. In the year ended 31 March 2002, net cash outflow from capital expenditure was £38.9 million, largely reflecting the £39.4 million purchase of fixed assets. Most of this expenditure relates to our investment in our retail operations, including the acquisition of the freehold of our San Francisco store.

In the year ended 31 March 2001, net cash outflow from capital expenditure amounted to £20.2 million. The purchase of fixed assets amounted to £39.3 million in the year ended 31 March 2001, a substantial increase compared to the £6.8 million spent in the previous year. This increase reflected an acceleration in investment spending, including the acquisition of the adjoining freehold to the existing New York store on 57th Street in Manhattan. This expenditure was offset by proceeds of £19.1 million from the sale of tangible fixed assets, largely attributable to the disposal of surplus retail properties in Europe.

Net cash outflow from acquisitions and disposals in the year ended 31 March 2002 was £4.5 million and was attributable to the Burberry Asia Acquisition. Net cash outflow from acquisitions and disposals in the year ended 31 March 2001 was £127.6 million and was largely attributable to the Burberry Spain Acquisition.

We anticipate capital expenditure will be significantly higher in the current financial year than in the prior year. This expenditure will be used to support our growth strategies, particularly our planned retail expansion and site acquisition programme.

As at 31 March 2002 we had annual commitments under non-cancellable operating leases of £15.6 million. Capital commitments contracted but not provided for by Burberry for the year ended 31 March 2002 amounted to £35.3 million, including an amount of £8.2 million relating to a conditional contract to purchase a retail property lease.

Disclosure about Market Risk

Our audit committee, which will meet at least twice a year, is responsible for reviewing the results of our risk assessment, approving recommended risk management strategies, monitoring compliance with that strategy, and reporting to our board. The principal categories of market risk we face are changes in foreign exchange rates and, to a lesser extent, interest rates.

Foreign exchange risk

Foreign currency exchange rates can have a significant impact on our business. We distinguish between transactions which give rise to a cash foreign exposure and the translation of the results of our overseas operations into pounds sterling, our reporting currency. With regard to the latter, we do not currently hedge those results.

We manage our foreign currency exposure on transactions directly impacting cash flows in a variety of ways, depending on the risk involved. We derive the majority of our licence income from the Japanese market and this income is receivable in Japanese Yen. Accordingly, we are exposed to exchange rate fluctuations. See Part I: "Risk Factors – We are exposed to a significant risk from currency fluctuations in particular those affecting the Japanese Yen". In order to hedge this exchange risk and give greater certainty to our cash inflows, we commit a substantial portion of our Japanese Yen royalty receipts into pounds sterling approximately one year in advance on a monthly basis.

A significant proportion of the raw materials and finished goods purchased for the international *Burberry London* line have their purchase prices denominated in Euros. These products are then sold to wholesale customers and company-operated retail stores in pounds sterling as well as other currencies. As a result, and in order to establish cost prices with a reasonable degree of certainty, the major portion of our Euro requirement is forward purchased by the time the relevant seasonal price list is established. This forward purchasing of Euro is effected up to 18 months prior to the actual payment of suppliers in order to provide certainty with regard to cost prices. Other Burberry wholesale operations have various foreign currency exposures with regard to product purchases. It is likely that such exposures will be managed by forward purchasing of the relevant foreign currency needs should they become more significant.

Seasonality of Business

Semi-annual results of operations may fluctuate significantly based on a variety of factors, including, among other things: the weather in our key markets; the timing of new product introductions; changes in our merchandise mix; the timing of new store construction or openings; and the timeliness of the production cycle and, specifically, wholesale shipments. The Autumn/Winter season is typically the heaviest sales season. This is due to the fact that many of our most popular products, such as raincoats, sweaters and scarves, are not typically purchased during the summer or spring months. In general, wholesale operations despatch products for the Autumn/Winter season in the half-year ending 30 September and for the Spring/Summer season in the half-year ending 31 March, while the retail operations commence selling Autumn/Winter season collections to end consumers in July and August and for Spring/Summer season collections in January and February.

Dividend Policy

Any dividend proposed by the Directors in respect of any financial period will be dependent upon our operating results, financial condition, investment strategy and other factors. It is currently anticipated that most of the available cash generated by our business will be invested in the continued growth of our activities.

It is envisaged that interim dividends will be paid in February and final dividends in August of each year, in the approximate proportions of one-third and two-thirds respectively of the annual dividend. However, the Directors will not declare a final dividend for the financial year ended 31 March 2002. If the ordinary shares had been listed on the London Stock Exchange for the whole year ended 31 March 2002, the Directors would have recommended a dividend of approximately 2.2 pence per ordinary share. This would have represented a dividend pay-out ratio of approximately 20 percent of earnings per share for the year ended 31 March 2002. The Directors believe that this level is suitable for the time being and intend to implement a progressive policy at an appropriate time.

Current Trading and Prospects

Our retail operations have enjoyed double-digit turnover growth in the first eleven weeks of the current financial year, excluding the benefit of the Burberry Asia Acquisition. Continued progress is anticipated over the full year, resulting from growth in existing stores, the directly operated store opening programme and the impact of the Burberry Asia Acquisition, as well as the Korean transaction, which completed on 2 July 2002.

We anticipate that our wholesale order book for the Autumn/Winter 2002 season will be broadly unchanged compared to the prior year. This expectation primarily reflects the effect of the current difficult macro-economic environment on the luxury goods sector, and soft domestic demand in Spain, together with discussions with our key trading partner regarding the repositioning of our business in Spain. These factors have been offset by continued strong growth in the United States.

Japanese licence income in the current financial year should benefit from further increases in volume and royalty rates, although this will be largely offset by the depreciation of the Yen/pound sterling exchange rate. Other licence income will be reduced as a result of the Burberry Asia Acquisition and by the termination or absorption into our wholesale operations of certain product licences.

We anticipate that our operating profit margin in the current financial year will be broadly stable.

US GAAP Differences

We prepare our financial statements in accordance with UK GAAP, which differs from US GAAP. The significant differences applicable to us are described in Part VII: "Summary of Differences between UK GAAP and US GAAP".

Relationship with GUS

As a member of the GUS Group, we have relied on other GUS Group companies to provide administration, management and other services including but not limited to rental of premises, management information systems, accounting and financial reporting, taxation, treasury, insurance, cash management, human resources, employee benefit administration, payroll and professional services. We have been charged costs for certain of these services. Although these charges, where incurred, are intended to reflect the costs that would apply on an arm's length basis, it is possible that the terms of the relevant transactions would have been different if the transacting partners had not been connected with us.

Accounting Policies

UK company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of Burberry and of the profit and loss of Burberry for that period.

In preparing those financial statements, the Directors are required to select suitable accounting policies and to make judgements and estimates that are reasonable and prudent.

Flexibility is allowed to Directors through the selection of accounting policies and a degree of judgement and estimation underlies the financial reporting process. Different accounting treatments could be applied to essentially the same facts and a company could theoretically report several materially different results of operations and financial positions, each of which could comply with the overriding requirement to show a true and fair view.

Insofar as the statements above relate to us, the significant accounting policies adopted by us which are inherently based, in part, on the judgement of the Directors are as follows:

Stock valuation

We value stock on a consistent and prudent basis. Provisioning policy is intended to ensure that stock is never carried in excess of its net realisable value and that exposure to further write-down in future accounting periods is minimised. Account is taken of anticipated market conditions and the circumstances in which product will be sold.

Depreciation rates

We select depreciation rates to amortise the cost of fixed assets to the net realisable value (generally taken as nil) over their productive lives. In order to achieve this objective, we keep our useful life assumptions under review and have, and will make, changes as experience determines.

Deferred consideration

The deferred consideration arising in respect of the Burberry Spain Acquisition represents an earn out agreement dependent upon the achievement of trading results in aggregate for the five years ending 31 March 2005. Its accounting treatment reflects the fact that a portion of the purchase price was made contingent on the achievement of anticipated profit objectives.

PART V: Accountants' Reports

This Part V includes an Accountants' Report with respect to financial information on Burberry Group plc for the three years ended 31 March 2002 as well as an Accountants' Report with respect to financial information on Burberry (Spain) S.A. for the two years ended 31 March 2001. Because Burberry (Spain) S.A. was purchased by Burberry Group plc on 30 June 2000, financial information with respect to Burberry (Spain) S.A. for the nine-month period between 1 July 2000 and 31 March 2001 is presented in both Accountants' Reports.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

The Directors
Burberry Group plc
18-22 Haymarket
London SW1Y 4DQ

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

12 July 2002

Dear Sirs

Burberry Group plc

Introduction

We report on the combined financial information set out below. This combined financial information has been prepared for inclusion in the Listing Particulars ("the Listing Particulars") dated 12 July 2002 of Burberry Group plc ("the Company").

The companies which, following the proposed reorganisation described in the Listing Particulars, will be owned by the Company are collectively referred to throughout this report as the "Burberry Group" or the "Group".

The Burberry Group did not constitute a statutory sub-group within the GUS Group of companies (the "GUS Group") during the period under review. Accordingly it has been necessary to compile combined financial information for the purposes of this report.

Basis of preparation

The combined financial information set out below is based on financial returns for the three years ended 31 March 2002, prepared for the GUS Group consolidation purposes by the companies in the Burberry Group, and has been prepared on the basis set out in Note 1, after making such adjustments as we consider necessary.

Responsibility

Such financial returns, prepared for consolidation purposes, are included in the consolidated financial statements of GUS plc which are the responsibility of the directors of GUS plc who approved their issue.

The Directors of the Company are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the combined financial information set out in our report from the financial returns prepared for consolidation purposes, to form an opinion on the combined financial information, and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the combined financial information. The evidence included that previously obtained by us relating to the audit of the consolidated financial statements of GUS plc. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the consolidated financial statements of GUS plc and the financial returns prepared for consolidation purposes underlying the combined financial information and whether the accounting policies are appropriate to the circumstances of the Burberry Group, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the combined financial information gives, for the purposes of the Listing Particulars, a true and fair view of the combined state of affairs of the Burberry Group as at the dates stated and of its combined results, combined statement of total recognised gains and losses and combined cash flows for the periods then ended.

Combined profit and loss accounts

Year ended 31 March

	Note	2000 £m	2001 £m	2002 £m
Turnover				
Continuing operations		225.7	315.4	485.9
Acquisitions	4, 27	–	112.4	13.3
Total turnover from continuing operations	3	**225.7**	**427.8**	**499.2**
Operating profit (after amortisation of goodwill)				
Continuing operations		18.5	47.9	81.1
Acquisitions	4, 27	–	17.2	4.3
Total operating profit from continuing operations	4	**18.5**	**65.1**	**85.4**
Non operating items				
Loss on sale of an operation	6	–	(1.7)	–
Profit on disposal of fixed assets	6	–	4.6	–
Profit on ordinary activities before interest		**18.5**	**68.0**	**85.4**
Interest and similar income	8	7.4	15.6	4.9
Interest expense and similar charges	9	(3.9)	(3.1)	(5.5)
Profit on ordinary activities before taxation	3, 5	**22.0**	**80.5**	**84.8**
Tax on profit on ordinary activities	10	(6.6)	(26.1)	(28.3)
Profit on ordinary activities after taxation		**15.4**	**54.4**	**56.5**
Dividends – paid and proposed	11	(18.3)	–	–
Retained (loss)/profit for the year	23	**(2.9)**	**54.4**	**56.5**
Earnings per share (pence)				
Basic	12	3.1	10.9	11.3
Diluted	12	3.0	10.7	11.1
Basic – adjusted	12	3.1	11.2	12.3
Diluted – adjusted	12	3.0	11.0	12.1

The financial information above may not be representative of future results; for example, the historical capital structure does not reflect the future capital structure. Future interest income and expense, certain operating costs, tax charges and dividends may be significantly different from those that resulted from being wholly owned by the GUS Group.

Combined statement of total recognised gains and losses

Year ended 31 March

	Note	2000 £m	2001 £m	2002 £m
Retained (loss)/profit for the year	23	(2.9)	54.4	56.5
Impact of currency translation differences	23	(0.4)	5.2	(1.3)
Total recognised gains and losses for the year		**(3.3)**	**59.6**	**55.2**

Note of historical cost profits and losses

Year ended 31 March

	2000 £m	2001 £m	2002 £m
Reported profit on ordinary activities before taxation	22.0	80.5	84.8
Realisation of property revaluation gain of previous years	–	4.8	0.2
Difference between historical cost depreciation charge and the actual depreciation charge for the year calculated on the revalued amount	0.6	1.5	0.5
Historical cost profit on ordinary activities before taxation	22.6	86.8	85.5
Tax on profit on ordinary activities	(6.6)	(26.1)	(28.3)
Dividends – paid and proposed	(18.3)	–	–
Historical cost retained (loss)/profit for the year after taxation and dividends	**(2.3)**	**60.7**	**57.2**

Combined balance sheets

At 31 March

	Note	2000 £m	2001 £m	2002 £m
Fixed assets				
Intangible assets	13	–	89.9	95.8
Tangible fixed assets	14	57.5	100.2	124.4
Investment	15	–	0.1	0.1
		57.5	190.2	220.3
Current assets				
Stock	16	51.6	73.7	82.3
Debtors	17	26.8	94.4	99.4
Cash and short term deposits	18	13.3	18.3	30.2
		91.7	186.4	211.9
Creditors – amounts falling due within one year	19	(45.4)	(108.6)	(125.9)
Net current assets		46.3	77.8	86.0
Total assets less current liabilities		103.8	268.0	306.3
Creditors – amounts falling due after more than one year	20	(0.6)	(21.5)	(23.1)
Provisions for liabilities and charges	21	(4.8)	(6.8)	(0.8)
Net assets		**98.4**	**239.7**	**282.4**
GUS investment in Burberry Group	23	**98.4**	**239.7**	**282.4**

Combined cash flow statements

Year ended 31 March

	Note	2000 £m	2001 £m	2002 £m
Net cash inflow from operating activities	24	**27.7**	**89.1**	**90.1**
Returns on investments and servicing of finance				
Interest received		0.3	0.7	0.5
Interest paid		–	(0.6)	(0.9)
Other investment income		–	0.6	–
Net cash inflow/(outflow) from returns on investments and servicing of finance		0.3	0.7	(0.4)
Taxation		(9.6)	(19.8)	(17.6)
Capital expenditure				
Purchase of tangible and intangible fixed assets		(6.8)	(39.3)	(39.4)
Sale of tangible fixed assets		0.2	19.1	0.5
Net cash outflow from capital expenditure		(6.6)	(20.2)	(38.9)
Acquisitions and disposals				
Purchase of subsidiary undertakings	27	–	(133.0)	(4.5)
Net cash acquired with subsidiaries	27	–	4.8	–
Disposal of an operation	27	–	0.6	–
Net cash outflow from acquisitions and disposal		–	(127.6)	(4.5)
Equity dividends paid to shareholders		(16.3)	(8.8)	–
Net cash (outflow)/inflow before management of liquid resources and financing		(4.5)	(86.6)	28.7
Management of liquid resources				
Increase in short-term deposits with banks		–	–	(2.4)
Net cash outflow from management of liquid resources		–	–	(2.4)
Financing				
Issue of ordinary share capital	23	51.0	–	–
Decrease in external borrowings	26	–	(4.1)	(2.6)
Increase/(decrease) in the GUS Group funding balances	25	93.8	25.7	(104.9)
(Decrease)/increase in the GUS Group investment balances	25	(137.6)	67.8	92.2
Net cash inflow/(outflow) from financing		7.2	89.4	(15.3)
Increase in net cash during the year	25	**2.7**	**2.8**	**11.0**

Notes to the Financial Information

1 Basis of preparation

Burberry is a luxury goods wholesaler and retailer in Europe, North America and Asia Pacific. Licensing activity is also carried out, principally in Japan. All of the companies which comprise the Burberry Group are currently owned by GUS plc directly or indirectly. Prior to the completion of the proposed public offering, ownership of these companies will be transferred to the Company, which was incorporated on 30 October 1997 in England and Wales.

This financial information has been prepared by combining the historical financial information for each of the companies that comprise the Burberry Group from applicable individual financial returns of the companies forming the Burberry Group. The individual financial returns were prepared for GUS Group consolidation purposes and have been adjusted for relevant items previously recorded only at a GUS plc level. The combined financial information contained in this report comprises the combined profit and loss accounts, cashflows and balance sheets of the companies which form the Burberry Group at the date of this report.

The principal companies included in the Burberry Group are listed in note 34 to this combined financial information.

The combined financial information does not include a number of GUS intermediary holding companies that previously held the investments in a number of Burberry Group companies, as these intermediary holding companies will remain with GUS plc.

As a member of the GUS Group, the Burberry Group has relied on other GUS Group companies to provide administration, management and other services including, but not limited to, rental of premises, management information systems, accounting and financial reporting, treasury, taxation, cash management, human resources, employee benefit administration, payroll, professional, logistics and distribution services. The Burberry Group has been charged costs, recorded in the profit and loss account, by other GUS Group companies for some of these services. Although these charges are intended broadly to reflect the costs that would apply on an arm's length basis, it is possible that the terms of the relevant transactions would have been different if the transacting partners had not been connected with the Burberry Group. Formalised arrangements will, prior to flotation, be implemented in respect of these services. The impact on the Burberry Group of these formalised arrangements is not expected to be material.

The tax charges in these financial statements have been determined based on the tax charges recorded by the Burberry Group companies in their local statutory accounts as well as certain adjustments made for GUS Group consolidation purposes. The tax charges recorded in the profit and loss account have been affected by the taxation arrangements within the GUS Group, and are not necessarily representative of the tax charges that would have been reported had the Burberry Group been an independent group. Also they are not necessarily representative of the tax charges that may arise in the future.

Interest income and expense recorded in the profit and loss account have been affected by the financing arrangements within the GUS Group, and are not necessarily representative of the interest income and expense that would have been reported had the Burberry Group been independent; also they are not necessarily representative of the interest income and expense that may arise in the future. The rate of interest applying to funding accounts within the GUS Group is determined by GUS plc.

The Burberry Group has not in the past formed a separate legal group, and therefore, it is not meaningful to show share capital or an analysis of reserves for the Burberry Group. The net assets of the Burberry Group are represented by the cumulative investment of GUS plc in the Burberry Group (shown as "GUS investment in Burberry Group").

All non-trading transactions between the Burberry Group and the GUS Group have been reflected as movements in "GUS investment in Burberry Group".

Notes to the Financial Information (continued)

1 Basis of preparation (continued)

The GUS investment in Burberry Group comprises:

(a) Loans due to and from other GUS Group companies referred to throughout this report as "the GUS Group funding balances";

(b) Assets and liabilities not forming part of the Burberry Group on flotation, referred to throughout this report as "the GUS Group investment balances"; and

(c) Share capital and reserves of the Burberry Group companies referred to throughout this report as "Aggregated share capital and reserves of the Burberry Group companies".

In the combined cash flow statements, the movements in those balances in (a) and (b) above represent the cash transactions undertaken by other GUS Group companies on behalf of the Burberry Group. The balances in (a) and (b) above will be settled in cash at the time of the initial public offering.

The combined financial information incorporates the assets, liabilities and results of the Burberry Group. The results of undertakings acquired or disposed of during the period are included in the combined results from, or up to, the effective date of acquisition or disposal by GUS plc. Internal transactions within the Burberry Group are eliminated on combination.

On the acquisition of a company or business, all of its assets and liabilities that exist at the date of acquisition are recorded at their fair values reflecting their condition at that date. All changes to those assets and liabilities and the resulting gains and losses after the date of acquisition are dealt with in the profit and loss account.

2 Accounting policies

The combined financial information has been prepared under the historical cost convention, modified by the revaluation of certain fixed assets, and prepared in accordance with applicable accounting standards in the United Kingdom which have been applied on a consistent basis.

The principal accounting policies are:

(a) Turnover

Turnover, which is stated excluding VAT and other sales taxes, is the amount receivable for goods supplied (less returns, trade discounts and allowances) and royalties receivable.

Wholesale sales are recognised when goods are despatched with provisions made for expected returns where necessary, while retail sales are reflected at the dates of transactions with customers.

Royalties receivable from licences are accrued as earned on the basis of the terms of the relevant royalty agreement.

(b) Intangible assets

Goodwill

For acquisitions of companies or businesses made on or after 1 April 1998, goodwill (being the excess of purchase consideration over the fair value of net assets acquired) is capitalised as an intangible fixed asset. Fair values are attributed to the identifiable assets and liabilities that existed at the date of acquisition, reflecting their condition at that date. Adjustments are also made to bring the accounting policies of acquired businesses into alignment with those of the Burberry Group.

Goodwill on acquisitions prior to 1 April 1998 was written off to reserves in the year of acquisition. On the disposal of a business, any goodwill previously written off against reserves in the Burberry Group is included in the profit or loss on disposal.

Notes to the Financial Information (continued)

2 Accounting policies (continued)

(b) Intangible fixed assets (continued)

Goodwill on acquisitions after 1 April 1998 is capitalised and amortised by equal annual instalments over its estimated useful economic life, not exceeding 20 years, taking into account the nature of the business acquired and other competitive considerations. The useful economic life of goodwill arising is determined on a case by case basis.

Trade marks and other intellectual property

The cost of securing and renewing trade marks and other intellectual property is capitalised as an intangible fixed asset and amortised by equal annual instalments over its useful economic life, typically 10 years. The useful economic life of trade marks and other intellectual property is determined on a case by case basis, typically in accordance with the terms of the underlying agreement.

Impairment reviews are performed if events or changes in circumstances indicate that the carrying value may not be recoverable.

(c) Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost or revalued amount where relevant, less depreciation.

Depreciation

Depreciation of tangible fixed assets is calculated to write off the cost or revalued amount of the assets in equal annual instalments over their estimated useful lives at the following rates:

Land	Not depreciated
Freehold buildings	Up to 50 years
Leaseholds – less than 50 years expired	Over the unexpired term of the lease
Plant, machinery, fixtures and fittings	3 – 8 years
Retail fixtures and fittings	3 – 5 years
Office equipment	5 years
Computer equipment	3 – 5 years

Valuations

The Burberry Group has adopted a policy of not revaluing properties, as permitted under FRS 15 "Tangible Fixed Assets". Previously revalued properties are included at their valuation at 31 March 1996 less depreciation.

Some of the Burberry Group's properties were professionally valued at 31 March 1996 on the basis of their open market value for existing use by Colliers Conrad Ritblat Erdman Limited, Chartered Surveyors. Freehold properties are included at this 1996 valuation or cost. Leasehold properties are carried at original cost and are amortised over the remainder of the lease term on a straight line basis.

Impairment reviews are performed if events or changes in circumstances indicate that the carrying value may not be recoverable.

Profit/loss on disposal of fixed assets

Profits and losses on disposal of tangible fixed assets represent the difference between the net proceeds and net book value at the date of sale. Disposals are accounted for when the relevant transaction becomes unconditional.

Notes to the Financial Information (continued)

2 Accounting policies (continued)

(d) Stock

Stock and work in progress is valued on a first-in-first-out basis at the lower of cost (including an appropriate proportion of production overhead) or net realisable value. Provision is made to reduce cost to net realisable value having regard to the age, saleability and condition of stock.

(e) Taxation including deferred tax

Deferred taxation is recognised as a liability or asset if transactions have occurred at the balance sheet date that give rise to an obligation to pay more taxation in future, or a right to pay less taxation in future. An asset is not recognised to the extent that the realisation of economic benefits in the future is uncertain. Deferred tax assets and liabilities recognised are not discounted.

No provision is made to cover any future liability for taxation that would arise in respect of revalued properties until such time as a sale is likely to occur.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries. As the earnings are continually reinvested by the Burberry Group, no tax is expected to be payable on them in the foreseeable future.

(f) Pension costs

The pension costs in the combined financial information are determined in accordance with Statement of Standard Accounting Practice 24 ("SSAP 24") which is to be replaced by a new standard, Financial Reporting Standard 17 ("FRS 17"). The transitional disclosure requirements required by FRS 17 are set out in note 22.

GUS defined benefit schemes

Eligible employees of the Burberry Group participate in a number of GUS defined benefit schemes throughout the world; the major defined benefit schemes are in the United Kingdom. The assets covering these arrangements are held in independently administered funds.

The cost of providing defined pension benefits to participating Burberry employees is charged to the profit and loss account of the Burberry Group over the anticipated period of employment, in accordance with recommendations made by independent qualified actuaries.

Defined contribution schemes

Eligible employees of the Burberry Group also participate in the GUS Group defined contribution pension schemes, the major one being in the United Kingdom with its assets held in independently administered funds. The cost of providing these benefits to participating Burberry employees is recognised in the profit and loss account of the Burberry Group and comprises the amount of contributions payable to the schemes in respect of the year.

(g) Share schemes

Incentive plans

The cost of shares acquired by the GUS plc ESOP trusts or the fair market value of the shares at the date of the grant, less any consideration once received from the participating Burberry employee, is charged to the Burberry Group profit and loss account over the period to which the participating Burberry employee's performance relates. Where awards are contingent upon future events (other than continued employment) an assessment of the likelihood of these conditions being achieved is made at the end of each reporting period and an appropriate accrual made.

Notes to the Financial Information (continued)

2 Accounting policies (continued)

(g) Share schemes (continued)

Save As You Earn scheme
GUS plc operates a Save As You Earn scheme that allows for the grant of share options at a discount to the market price at the date of the grant to participating Burberry Group employees. GUS plc and the Company have made use of the exemption under UITF Abstract 17 not to recognise any compensation charge in respect of this scheme.

(h) Foreign currency

Translation of the results of overseas businesses
The results of overseas subsidiary undertakings are translated at the average exchange rate for the year. The assets and liabilities of such undertakings are translated at year end exchange rates. Differences arising on the retranslation of the opening net investment in subsidiary companies, and on the translation of their results, are taken to reserves and are reported in the statement of total recognised gains and losses.

Transactions in foreign currencies
Transactions denominated in foreign currencies are translated into sterling at the exchange rate ruling at the date of the transaction or at the forward contract rate where hedged. Monetary assets and liabilities denominated in foreign currencies which are held at year end are translated into sterling at the exchange rate ruling at the balance sheet date. Exchange differences on monetary items are taken to the profit and loss account.

(i) Financial instruments

The Burberry Group uses derivative financial instruments to hedge its exposure to fluctuations in foreign exchange rates arising on certain trading transactions. The principal derivative instruments used are forward currency contracts taken out to hedge certain future sales or purchases. Gains and losses on such foreign currency contracts are only recognised in the profit and loss account when the underlying transaction is recorded or the date they mature, if earlier.

All financial instruments used by the Burberry Group are managed by the GUS Group with the principal instruments being loans to or from the GUS Group companies. The rate at which intercompany interest is payable or receivable (if any) on these balances is determined by GUS plc.

The Burberry Group has taken advantage of the exemption available under FRS 13 "Derivatives and Financial Instruments", in respect of short term debtors and creditors, and details in respect of these balances are excluded from the required disclosures, other than within the currency risk disclosure.

(j) Operating leases

Gross rental income and expenditure in respect of operating leases is recognised on a straight line basis over the period of the leases.

(k) Related party transactions

Financial Reporting Standard 8, "Related Party Disclosures" ("FRS 8"), requires the disclosure of the details of material transactions between the reporting entity and related parties. The Burberry Group has taken advantage of an exemption under FRS 8 not to disclose transactions between Burberry Group companies which eliminate on combination.

Notes to the Financial Information (continued)

3 Segmental analysis

(i) Geographical analysis – analysis by origin (by reporting unit)

(a) Turnover by origin

Year ended 31 March

	2000 £m	2001 £m	2002 £m
Europe	172.4	350.9	396.3
Less: inter-segment turnover to other regions	(4.1)	(6.2)	(20.8)
	168.3	344.7	375.5
North America	57.4	83.1	104.0
Asia Pacific (less inter-segment turnover to Europe of £0.2m)	–	–	19.7
Total	**225.7**	**427.8**	**499.2**

The acquisition of Burberry (Spain) S.A. and Mercader y Casadevall S.A. in the year ended 31 March 2001 increased turnover in Europe by £112.4m. The acquisition of businesses in Hong Kong, Singapore and Australia in the year ended 31 March 2002 increased turnover in Asia Pacific by £19.7m (after excluding £1.3m and £0.2m of turnover arising within Asia Pacific and Europe respectively) and reduced the turnover in Europe by £6.4m.

(b) Profit before taxation – analysis by origin

Year ended 31 March

	2000 £m	2001 £m	2002 £m
Europe	17.5	61.6	81.6
North America	1.0	7.1	5.1
Asia Pacific	–	–	3.6
	18.5	68.7	90.3
Net interest	3.5	12.5	(0.6)
Profit before amortisation of goodwill, non operating items and taxation	**22.0**	**81.2**	**89.7**
Goodwill amortisation			
– Europe	–	(3.6)	(4.8)
– Asia Pacific	–	–	(0.1)
Non operating items – Europe	–	2.9	–
Profit before taxation	**22.0**	**80.5**	**84.8**

The results above are stated after the reallocation of certain costs.

The acquisition of Burberry (Spain) S.A. and Mercader y Casadevall S.A. in the year ended 31 March 2001 increased profit before interest, goodwill amortisation and taxation in Europe by £17.2m. The acquisition of businesses in Hong Kong, Singapore and Australia in the year ended 31 March 2002 increased profit before interest and taxation in Asia Pacific by £4.3m before reallocation of costs.

Notes to the Financial Information (continued)

3 Segmental analysis (continued)

(i) Geographical analysis – analysis by origin (by reporting unit) (continued)

(c) Net assets – analysis by origin
At 31 March

	2000 £m	2001 £m	2002 £m
Europe	61.7	105.2	115.2
North America	33.1	62.8	91.1
Asia Pacific	–	–	2.9
Net operating assets	**94.8**	**168.0**	**209.2**
Goodwill			
– Europe	–	89.2	88.1
– Asia Pacific	–	–	6.8
Deferred consideration for acquisitions			
– Europe	–	(12.9)	(17.5)
– Asia Pacific	–	–	(5.0)
Cash at bank, net of overdrafts and borrowings	12.3	5.4	21.3
Taxation	0.1	(10.0)	(20.5)
Dividends	(8.8)	–	–
Net assets	**98.4**	**239.7**	**282.4**

The acquisition of Burberry (Spain) S.A. and Mercader y Casadevall, S.A. in the year ended 31 March 2001 increased net operating assets in Europe by £61.9m. The acquisition of businesses in Hong Kong, Singapore and Australia in the year ended 31 March 2002 increased net operating assets in Asia Pacific by £2.9m.

(ii) Geographical analysis – turnover by destination
Year ended 31 March

	2000 £m	2001 £m	2002 £m
Europe	115.5	259.0	286.7
North America	62.3	90.9	110.5
Asia Pacific	40.8	74.6	100.1
Other	7.1	3.3	1.9
Total	**225.7**	**427.8**	**499.2**

Notes to the Financial Information (continued)

3 Segmental analysis (continued)

(iii) Class of business

(a) Turnover by class of business

Year ended 31 March

	2000 £m	2001 £m	2002 £m
Wholesale and Retail	194.9	382.0	445.7
Licence	30.8	45.8	53.5
Total	**225.7**	**427.8**	**499.2**

The acquisition of Burberry (Spain) S.A. and Mercader y Casadevall S.A. in the year ended 31 March 2001 increased turnover in Wholesale and Retail by £118.4m and reduced Licence turnover by £6.0m. The acquisition of businesses in Hong Kong, Singapore and Australia in the year ended 31 March 2002 increased turnover in Wholesale and Retail by £13.7m and reduced Licence turnover by £0.4m.

The Wholesale and Retail business is managed in an integrated manner and internal trading between these operations is not on a third-party basis. The Directors do not consider that an analysis of the profit and loss account within the Wholesale and Retail business would be meaningful. The turnover of the Retail operations in the year ended 31 March 2002 was £156.9m (2001: £143.2m; 2000: £99.1m).

An analysis of turnover by product category is shown below:

Year ended 31 March

	2000 £m	2001 £m	2002 £m
Turnover analysis by product category			
Womenswear	63.4	134.7	165.2
Menswear	73.8	142.4	149.4
Accessories	50.2	98.0	125.8
Other	7.5	6.9	5.3
Wholesale and Retail	194.9	382.0	445.7
Licence	30.8	45.8	53.5
Total turnover	**225.7**	**427.8**	**499.2**
Number of directly operated stores and concessions open at 31 March	65[1]	57	69

(1) This includes seven stores that were in the process of disposal.

Notes to the Financial Information (continued)

3 Segmental analysis (continued)

(iii) Class of business (continued)

(b) Profit before taxation – analysis by class of business
Year ended 31 March

	2000 £m	2001 £m	2002 £m
Wholesale and Retail	(6.6)	29.2	42.7
Licence	25.1	39.5	47.6
	18.5	68.7	90.3
Net interest	3.5	12.5	(0.6)
Profit before amortisation of goodwill, non-operating items and taxation	**22.0**	**81.2**	**89.7**
Goodwill amortisation – Wholesale and Retail	–	(3.6)	(4.9)
Non operating items – Wholesale and Retail	–	2.9	–
Profit before taxation	**22.0**	**80.5**	**84.8**

The results above are stated after the reallocation of certain costs.

The acquisition of Burberry (Spain) S.A. and Mercader y Casadevall S.A. in the year ended 31 March 2001 increased profit before interest, goodwill amortisation and taxation in Wholesale and Retail by £23.2m and reduced Licence profit before interest, goodwill amortisation and taxation by £6.0m.

The acquisition of businesses in Hong Kong, Singapore and Australia in the year ended 31 March 2002 increased profit before interest, goodwill amortisation and taxation in the Wholesale and Retail segment by £4.7m and reduced Licence profit before interest, goodwill amortisation and taxation by £0.4m.

(c) Net assets – analysis by class of business
Year ended 31 March

	2000 £m	2001 £m	2002 £m
Wholesale and Retail	92.3	163.7	205.6
Licences	2.5	4.3	3.6
Net operating assets	**94.8**	**168.0**	**209.2**
Goodwill – Wholesale and Retail	–	89.2	94.9
Deferred consideration for acquisitions – Wholesale and Retail	–	(12.9)	(22.5)
Cash at bank, net of overdraft and borrowings	12.3	5.4	21.3
Taxation	0.1	(10.0)	(20.5)
Dividends	(8.8)	–	–
Net assets	**98.4**	**239.7**	**282.4**

The acquisition of Burberry (Spain) S.A. and Mercader y Casadevall S.A. in the year ended 31 March 2001 increased net operating assets in Wholesale and Retail by £61.9m. The acquisition of businesses in Hong Kong, Singapore and Australia in the year ended 31 March 2002 increased net operating assets in Wholesale and Retail by £2.9m.

Notes to the Financial Information (continued)

4 Turnover and operating profit

Year ended 31 March

	2000 £m	2001 £m	2002 £m
Turnover	225.7	427.8	499.2
Cost of sales	(120.1)	(223.1)	(248.1)
Gross profit	105.6	204.7	251.1
Distribution costs	(39.5)	(62.7)	(71.0)
Administrative expenses	(48.3)	(78.5)	(96.7)
Other operating income	0.7	1.6	2.0
Operating profit	**18.5**	**65.1**	**85.4**

Other operating income arises from sub-letting certain surplus leasehold properties. The Burberry Group's ability to sublet these properties has expired or will expire at various dates up to 2 January 2005, mainly due to the reversion of headlease interests.

The incremental impact on the above analysis of turnover and operating profit, as a result of the acquisition of Burberry (Spain) S.A. and Mercader y Casadevall S.A. in the year ended 31 March 2001, is shown in the table below:

Year ended 31 March 2001

	£m
Turnover	112.4
Cost of sales	(74.5)
Gross profit	37.9
Distribution costs	(13.4)
Administrative expenses	(7.3)
Operating profit	**17.2**

The incremental impact on the above analysis of turnover and operating profit, as a result of the acquisition of the businesses in Hong Kong, Singapore and Australia in the year ended 31 March 2002, is shown in the table below:

Year ended 31 March 2002

	£m
Turnover	13.3
Cost of sales	(4.5)
Gross profit	8.8
Distribution costs	(2.0)
Administrative expenses	(2.5)
Operating profit	**4.3**

Notes to the Financial Information (continued)

5 Profit on ordinary activities before taxation

Year ended 31 March

	2000 £m	2001 £m	2002 £m
Profit before taxation is stated after charging/(crediting):			
Depreciation of tangible fixed assets	5.6	11.0	13.9
Amortisation of goodwill	–	3.6	4.9
Amortisation of trade marks and other intellectual property	–	0.1	0.1
Employee costs (see note 7)	45.1	63.9	81.6
(Profit)/loss on disposal of fixed assets (see also note 6)	0.2	(4.6)	0.2
Property rental income under operating leases	(0.7)	(1.6)	(2.0)
Operating lease rentals – land and buildings	8.5	11.9	19.3
Auditors' remuneration			
– audit services	0.3	0.4	0.5
– non-audit services (including advisory, tax and transaction related services)	0.2	0.8	0.6
Exchange gain	(1.4)	(7.3)	(0.1)

In addition to the auditors' remuneration for non-audit services charged to the profit and loss account, an amount of £0.5m was capitalised in 2002 (2001: £0.5m; 2000: £nil) in relation to acquisitions.

Exchange gains and losses shown above include foreign exchange gains/losses on loans to other GUS Group companies (see note 8).

6 Non operating items

Year ended 31 March

	2000 £m	2001 £m	2002 £m
Loss on sale of an operation (see note 27 (c))	–	(1.7)	–
Profit on sale of fixed assets	–	4.6	–
Total	**–**	**2.9**	**–**

Profit on sale of fixed assets

The profit on sale of fixed assets in the year ended 31 March 2001 arose from the sale of a number of surplus freehold and leasehold retail properties in Europe.

Notes to the Financial Information (continued)

7 Employee costs and directors' remuneration

(i) Employee costs

Staff costs, including Directors' emoluments, during the period were as follows:

Year ended 31 March

	2000 £m	2001 £m	2002 £m
Wages and salaries	39.7	56.4	72.3
Social security costs	4.0	5.9	7.7
Other pension costs (see note 22)	1.4	1.6	1.6
Total	**45.1**	**63.9**	**81.6**

The average number of full time equivalent employees (including Directors) during the period was as follows:

Year ended 31 March

	2000 *Number of employees*	2001 *Number of employees*	2002 *Number of employees*
Europe	1,897	2,492	2,531
North America	373	358	403
Asia Pacific	–	–	141
Total	**2,270**	**2,850**	**3,075**

Pension

Pension costs have been recorded in accordance with the pension arrangements with GUS plc. See note 22 for further information.

SAYE Share Option Scheme

A Save As You Earn (SAYE) share option scheme was introduced for employees in the UK by GUS plc. The number of shares subject to option held by Burberry Group employees as at 31 March 2002 were as follows:

Period to exercise	Number of shares
From 01.05.2004 to 31.10.2004	251,005
From 01.05.2006 to 31.10.2006	175,641
Total	**426,646**

The administrative costs of this scheme have not been borne by the Burberry Group and are not considered to be material. It is currently intended that all these options will remain in place after the flotation of Burberry Group plc on the London Stock Exchange.

These options include an option granted to a Director of the Company; further details are set out in note 7(ii) below.

Notes to the Financial Information (continued)

7 Employee costs and directors' remuneration (continued)

(i) Employee costs (continued)

Share options and awards

Share options have been granted to Burberry employees under the GUS 1998 Approved and Non-Approved Executive Share Option schemes during the years ended 31 March 2001 and 2002 in respect of the ordinary shares of GUS plc. The unexercised options granted to Burberry employees under these schemes were as follows:

Period of exercise	*Exercise price*	*Number of shares at 31 March 2001*	*Number of shares at 31 March 2002*
From 07.04.2003 to 06.04.2010	375.7p	172,612	172,612
From 11.06.2004 to 10.06.2011	612.7p	–	1,270,069
From 17.12.2004 to 16.12.2011	635.0p	–	180,526

These options include those granted to the executive Directors of Burberry Group plc, further details of which are contained in note 7(ii) below. It is currently intended that all these options will remain in place after the flotation of Burberry on the London Stock Exchange.

(ii) Directors' remuneration

Throughout the three years ended 31 March 2002 Burberry Group Limited (which subsequently re-registered as Burberry Group plc) was an intermediate holding company of the GUS Group and held a number of investments in GUS and Burberry Group companies. None of the previous directors of Burberry Group Limited have become executive Directors of Burberry Group plc and no directors fees were charged to this company during the period, as the amount of time spent on Burberry matters by the appointed individuals was not significant.

On 7 June 2002 John Peace and David Tyler were appointed non-executive Directors and Rose Marie Bravo, Michael Metcalf and Thomas O'Neill were appointed executive Directors of Burberry Group Limited.

On 13 June 2002 Burberry Group Limited re-registered as Burberry Group plc and on 21 June 2002 Guy Peyrelongue and Philip Bowman were appointed independent non-executive Directors.

None of the non-executive Directors of Burberry Group plc received any remuneration from the Burberry Group companies during the period 1 April 1999 to 31 March 2002.

Rose Marie Bravo and Michael Metcalf were employed within the Burberry Group throughout the period 1 April 1999 to 31 March 2002. Thomas O'Neill commenced his employment within the Burberry Group on 1 November 2001.

The remuneration of the executive Directors of Burberry Group plc in the period 1 April 1999 to 31 March 2002 is described below.

(a) Salaries

Salaries include base salary and in addition Thomas O'Neill is paid an overseas allowance.

Notes to the Financial Information (continued)

7 Employee costs and directors' remuneration (continued)

(ii) Directors' remuneration (continued)

(b) Bonuses and deferred bonuses

Bonuses comprise annual cash bonuses.

In addition, Thomas O'Neill was provided compensation in relation to schemes in existence with his previous employers totalling $380,000 (£265,700). On 1 November 2001 $200,000 (£139,800) of this compensation was paid and has been disclosed within bonus. The balance is to be paid in two instalments, one on 1 November 2002 and the other on 2 November 2003, unless Thomas O'Neill's employment has been terminated for cause by his employer or he has terminated it without good reason, and has been disclosed within deferred bonus.

(c) Benefits

Benefits for executive Directors include a company car or cash equivalent, fuel allowance and private medical insurance.

Rose Marie Bravo has also been provided with an expatriate package commensurate with her position as Chief Executive of Burberry. This includes accommodation whilst in London and appropriate travel costs. In addition, legal expenses in relation to employment contract negotiations are paid for and certain other benefits are also provided.

Thomas O'Neill is also reimbursed for legal expenses incurred in relation to employment contract negotiations and certain other benefits are also provided.

(d) Share option schemes

During the year ended 31 March 2002 for all the executive Directors of Burberry Group plc, and during the year ended 31 March 2001 for Michael Metcalf, the opportunity was given to participate in the GUS plc 1998 Approved and Non-Approved Executive Share Option schemes under which options in respect of GUS plc ordinary shares were granted.

The options were granted in accordance with the scheme rule that annual option grants to any individual should not be in respect of shares with a value in excess of basic annual salary, or twice basic annual salary in exceptional circumstances.

The options may not be exercised unless, during a period of three consecutive financial years, GUS plc's adjusted earnings per share have increased by an average of at least 4 percent per annum more than the growth in the Retail Prices Index.

The exercise price represents the average of the middle market quotations of a GUS plc share as derived from the Daily Official List of The London Stock Exchange for the three immediately preceding dealing days to the date on which options were granted.

The market price of GUS plc shares during the period is shown in the table below:

Year ended 31 March

	2000	2001	2002
At the year end	381.2p	495.0p	700.0p
Highest price during the year	780.5p	555.5p	704.0p
Lowest price during the year	328.0p	354.5p	441.5p

Notes to the Financial Information (continued)

7 Employee costs and directors' remuneration (continued)

(ii) Directors' remuneration (continued)

(d) Share option schemes (continued)

The interests of the executive Directors of Burberry Group plc in GUS plc ordinary share options held under the GUS plc 1998 Approved and Non-Approved Executive Share Option schemes were as follows:

	Number of shares under option							
	At 1 April 1999 and 2000	*Granted during the year ended 31 March 2001*	*At 31 March 2001*	*Granted during the year ended 31 March 2002*	*At 31 March 2002*	*Exercise price*	*Date from which exercisable*	*Expiry date*
Rose Marie Bravo	–	–	–	356,747	356,747	612.7p	11/06/2004	10/06/2011
Michael Metcalf	–	73,197	73,197	–	73,197	375.7p	07/04/2003	06/04/2010
Michael Metcalf	–	–	–	51,411	51,411	612.7p	11/06/2004	10/06/2011
Thomas O'Neill	–	–	–	119,624	119,624	635.0p	17/12/2004	16/12/2011

In addition, an option was granted to a Director of Burberry Group plc on 9 February 2001 under a Save As You Earn (SAYE) share option scheme introduced for employees in the UK by GUS plc, as shown in the table below.

	Number of shares under option					
	At 31 March 2000	*Granted during the year ended 31 March 2001*	*At 31 March 2001 and 31 March 2002*	*Exercise price*	*Date from which exercisable*	*Expiry date*
Michael Metcalf	–	2,522	2,522	384.0p	01.05.04	31.10.04

(e) Long term incentive plans

As part of her employment package Rose Marie Bravo was provided with an incentive plan designed firstly to incentivise her to revitalise the Burberry brand and subsequently improve the profitability of the Burberry Group over a period of time, and secondly to replace incentive plans available to her in her previous employment. The plan commenced on 1 April 1998 and was due to end on 31 March 2003. The amount receivable was dependent on the performance of Burberry Group against pre-set profit targets over the performance period with a minimum amount of $4,000,000 payable, increasing pro-rata depending on the Burberry Group's profit performance up to a maximum of $10,000,000, subject to Rose Marie Bravo remaining employed by the Burberry Group.

Notes to the Financial Information (continued)

7 Employee costs and directors' remuneration (continued)

(ii) Directors' remuneration (continued)

(e) Long term incentive plans (continued)

This plan terminated in May 2002 when a new contract was signed. A total payment of $10,000,000 has been made to Rose Marie Bravo with $4,000,000 (£2,830,000) paid during the year ended 31 March 2002, as a result of the expected achievement of the profit targets, and the remainder paid in the year ended 31 March 2003.

Michael Metcalf has participated in Burberry's senior management incentive schemes. Separate schemes commenced on 1 April 1999 and 2000 in respect of the three years ended 31 March 2002 and 2003 respectively. These schemes allowed an individual to earn up to 50 percent of their annual salary as at the beginning of each scheme, with amounts receivable as a mixture of cash and GUS plc ordinary shares.

In preparation for the proposed listing of Burberry on the London Stock Exchange, both senior management incentive schemes were terminated in September 2001 and Michael Metcalf received a payment of £91,700 for the scheme commencing on 1 April 1999 and, on the basis of an election taken by Michael Metcalf at the start of the scheme, 12,860 shares in GUS plc (valued at £83,800, based on the share price at the date of termination) for the scheme commencing on 1 April 2000.

During the year ended 31 March 2002, an incentive scheme was set up in connection with the proposed flotation of Burberry for the senior management. On completion of a flotation Michael Metcalf and Thomas O'Neill will be entitled to a bonus of one times their respective salaries, with half payable shortly after the completion of the flotation and the remainder one year later.

(f) Directors' pension entitlements

US Pension Schemes

Pension contributions are made to a Section 401(k) scheme operated by Burberry in the United States for Rose Marie Bravo. The cost of providing this was $11,000 (£8,000) in the year ended 31 March 2002 (2001: $10,500 (£7,000); 2000: $10,500 (£7,000)).

During the year ended 31 March 2002 Thomas O'Neill was not eligible to join the Section 401(k) Scheme operated by Burberry in the United States. Thomas O'Neill will become eligible to join the Scheme on 1 November 2002.

GUS Group Pension Schemes

Michael Metcalf is a "Class F" member of the GUS Pension Scheme, a defined benefit scheme. "Class F" members of the GUS Pension Scheme are entitled to two-thirds of their final salary, on retirement at age 65, subject to Inland Revenue limits. Members are entitled to convert part of their pension into a lump sum cash payment, receive life assurance cover of four times salary during employment and receive pensions payable in the event of illness and pensions payable to dependents upon death. Bonuses are not pensionable.

Notes to the Financial Information (continued)

7 Employee costs and directors' remuneration (continued)

(ii) Directors' remuneration (continued)

(f) Directors' pension entitlements (continued)

Set out below are details of the pension benefits earned by Michael Metcalf under the GUS Pension Scheme during the period 1 April 1999 to 31 March 2002:

	Additional pension earned in the year £'000	*Total accrued pension entitlement[1] £'000*	*Transfer value of the increase in accrued pension in the year[2] £'000*
Year ended 31 March 2000	2	2	15
Year ended 31 March 2001	2	4	13
Year ended 31 March 2002	2	6	12

Notes

(1) The total accrued pension entitlement at the year end represents the amount of the pension to which the Director would have been entitled, had they left the GUS Group at that date.

(2) The actuarial value of the increase in accrued pension is calculated as the amount of cash required to secure that increase in accrued pension.

Funded and Unfunded Unapproved Retirement Benefits Schemes

The executive Directors of Burberry Group plc are affected by pensions caps imposed by the Inland Revenue (for Michael Metcalf) and by the Internal Revenue Service (for Rose Marie Bravo and Thomas O'Neill). Arrangements have therefore been made to provide pension benefits in excess of these caps.

It was agreed to set up Unfunded Unapproved Retirement Benefits Schemes ("UURBS") for Rose Marie Bravo and Thomas O'Neill in the year ended 31 March 2002 and a Funded Unapproved Retirement Benefit Scheme was set up during the year ended 31 March 2000 for Michael Metcalf. The cost of providing the executive Directors with these additional pension arrangements is set out below:

Year ended 31 March

	2000 *£'000*	**2001** *£'000*	**2002** *£'000*
Rose Marie Bravo	–	–	315
Michael Metcalf	27	32	35
Thomas O'Neill	–	–	32
Total	**27**	**32**	**382**

Notes to the Financial Information (continued)

7 Employee costs and directors' remuneration (continued)

(ii) Directors' remuneration (continued)

(g) Analysis of remuneration by director

The following tables show an analysis of the remuneration of the individual executive Directors during the period 1 April 1999 to 31 March 2002:

Rose Marie Bravo

	Salary	*Bonus*	*Benefits*	*Aggregate emoluments*	*Total*
	$'000	*$'000*	*$'000*	*$'000*	*£'000*
Year ended:					
31 March 2000	1,000	250	284	1,534	953
31 March 2001	1,000	1,000	410	2,410	1,624
31 March 2002	1,500	1,000	339	2,839	1,985

In addition to her remuneration of $2,839,000 (£1,985,000) for the year ended 31 March 2002, Rose Marie Bravo received $4,000,000 (£2,830,000) in relation to her long term incentive plan. This plan is described in note 7(ii)(e) and the payment relates to profit growth over a four-year period. The remaining amount payable under this plan of $6,000,000 has been paid during the year ended 31 March 2003.

As described in note 7(ii)(f) above, Rose Marie Bravo has an UURBS and is a member of the Section 401(k) Scheme operated by the Burberry Group in the United States. Rose Marie Bravo's total emoluments for the year ended 31 March 2002 were $7,300,000 (£5,138,000) (2001: $2,421,000 (£1,631,000); 2000: $1,545,000 (£960,000)). This includes amounts in respect of her UURBS.

Michael Metcalf

	Salary	*Bonus*	*Benefits*	*Aggregate emoluments*	*Total*
	£'000	*£'000*	*£'000*	*£'000*	*£'000*
Year ended:					
31 March 2000	260	110	22	392	392
31 March 2001	290	191	24	505	505
31 March 2002	319	225	16	560	560

During the year ended 31 March 2002 Michael Metcalf received a payment of £175,500 as part of the senior management long term incentive plan. This plan is described in note 7(ii)(e) above.

As described in note 7(ii)(f) above, Michael Metcalf has a Funded Unapproved Retirement Benefit Scheme. Michael Metcalf's total emoluments for the year ended 31 March 2002 were £770,500 (2001: £537,000; 2000: £419,000).

Notes to the Financial Information (continued)

7 Employee costs and directors' remuneration (continued)

(ii) Directors' remuneration (continued)

(g) Analysis of remuneration by director (continued)

Thomas O'Neill

	Salary $'000	Bonus $'000	Deferred bonus $'000	Benefits $'000	Aggregate emoluments $'000	Total £'000
Year ended:						
31 March 2000	–	–	–	–	–	–
31 March 2001	–	–	–	–	–	–
31 March 2002	292	338	180	87	897	628

* Thomas O'Neill commenced employment with Burberry on 1 November 2001.

Included within the amounts disclosed as bonus and deferred bonus are amounts due to Thomas O'Neill relating to compensation paid and payable to him for schemes that were terminated when he left his previous employers. These schemes are discussed in note 7(ii)(b) above.

As described in note 7(ii)(f), Tom O'Neill has an UURBS. Tom O'Neill's total emoluments in the year ended 31 March 2002 were $946,000 (£660,000). This includes amounts in respect of his UURBS.

Total emoluments

The table below summarises the total remuneration of the Directors of Burberry Group plc in the period 1 April 1999 to 31 March 2002:

	Total aggregate emoluments £'000	Total contribution to defined contribution pension schemes £'000	Total amounts received under long term incentive plans £'000	Total £'000
Year ended:				
31 March 2000	1,345	34	–	1,379
31 March 2001	2,129	39	–	2,168
31 March 2002	3,173	390	3,006	6,569

The total amounts received under long term incentive plans relate to the termination of plans that were in operation for Rose Marie Bravo and Michael Metcalf as described in note 7(ii)(e) above.

(h) Loan to director

A short term loan of £155,000 was made by GUS plc to Rose Marie Bravo on 1 February 1999 to cover payments to the United Kingdom tax authorities for tax which had already been suffered and paid in the United States. The loan was interest free for the period 1 February 1999 to 31 May 1999 and thereafter interest was charged at the Barclays Bank base rate plus 3 percent. The loan was repaid on 23 July 1999 when a rebate was received from the tax authorities in the United States of America.

Notes to the Financial Information (continued)

8 Interest and similar income

Year ended 31 March

	2000 £m	2001 £m	2002 £m
Interest income from other GUS Group companies	6.5	7.5	4.5
Bank interest income	0.3	0.7	0.5
Other income	–	0.6	–
Foreign exchange gain/(loss) on GUS Group funding balances	0.6	6.8	(0.1)
Total	**7.4**	**15.6**	**4.9**

Interest income has been affected by the financing arrangements within the GUS Group, and is not necessarily representative of the interest income that would have been reported had the Burberry Group been independent; also this may not necessarily be representative of the interest income that may arise in the future.

Other income relates to a dividend received from a GUS Group company which does not form part of the Burberry Group.

9 Interest expense and similar charges

Year ended 31 March

	2000 £m	2001 £m	2002 £m
Interest expense to other GUS Group companies	3.9	2.5	4.6
On bank loans and overdrafts	–	0.6	0.9
Total	**3.9**	**3.1**	**5.5**

Interest expense has been affected by the financing arrangements within the GUS Group, and is not necessarily representative of the interest that would have been reported had the Burberry Group been independent; also this may not necessarily be representative of the interest expense that may arise in the future.

Notes to the Financial Information (continued)

10 Tax on profit on ordinary activities

Year ended 31 March

Analysis of charge for the year	2000 £m	2001 £m	2002 £m
Current tax			
UK corporation tax			
Current tax on income for the year ended 31 March 2002 at 30% (2001: 30%; 2000: 30%)	11.0	26.4	21.1
Adjustments in respect of prior years	1.0	–	–
Double taxation relief	(6.4)	(10.8)	(6.0)
	5.6	15.6	15.1
Foreign tax			
Current tax on income for the year	3.5	12.2	12.8
Adjustments in respect of prior years	(0.2)	0.7	0.3
Total current tax	8.9	28.5	28.2
Deferred tax			
UK deferred tax			
Origination and reversal of timing differences	(0.5)	(3.3)	(0.3)
Adjustments in respect of prior years	0.3	–	(0.6)
	(0.2)	(3.3)	(0.9)
Foreign deferred tax			
Origination and reversal of timing differences	(1.6)	0.8	0.5
Adjustments in respect of prior years	(0.5)	0.1	0.5
Total deferred tax (credit)/charge	(2.3)	(2.4)	0.1
Tax on profit on ordinary activities	**6.6**	**26.1**	**28.3**

The tax rate applicable on profit on ordinary activities varied from the standard rate of corporation tax in the UK due to the following factors:

Year ended 31 March

	2000 £m	2001 £m	2002 £m
Tax at 30%	6.6	24.2	25.4
Permanent disallowables	0.5	3.2	1.6
Rate adjustments relating to overseas profits	(0.6)	(1.3)	0.8
Tax losses utilised	–	(0.1)	(1.7)
Tax losses not utilised	–	–	1.7
Other timing differences	1.6	2.3	0.1
Tax free capital gains	–	(0.5)	–
Adjustments in respect of prior years	0.8	0.7	0.3
Total current tax	**8.9**	**28.5**	**28.2**

The actual tax charge of £26.1m in the year ended 31 March 2001 includes taxation attributable to non-operating items, consisting of £1.4m of tax on profit on sale of fixed assets and a tax credit of £0.5m on the sale of the Burberry sock division.

Notes to the Financial Information (continued)

11 Dividends – paid and proposed

Year ended 31 March

	2000 £m	2001 £m	2002 £m
Interim paid to other GUS Group companies	9.5	–	–
Final proposed to other GUS Group companies	8.8	–	–
Dividends – paid and proposed	**18.3**	**–**	**–**

12 Earnings per ordinary share

Earnings per ordinary share are based on the profit for the relevant financial year and on 498.2 million ordinary shares, being the number of Burberry Group plc shares to be in issue on the date of flotation (excluding shares to be held in the Company's ESOT).

Diluted earnings per share for the relevant financial period is based on 506.3 million ordinary shares, being the number of Burberry Group plc shares to be in issue on the date of flotation (excluding shares to be held in the company's ESOT) assuming the full vesting of awards to be made at the date of flotation under the Burberry Senior Executive Restricted Share Plan. Options to be granted at the date of flotation under the Burberry Senior Executive IPO Share Option Scheme are not dilutive.

Basic and diluted earnings per share before amortisation of goodwill and non operating items is disclosed to indicate the underlying profitability of the Burberry Group.

Year ended 31 March	2000 £m	2001 £m	2002 £m
Profit after taxation	15.4	54.4	56.5
Amortisation of goodwill	–	3.6	4.9
Non operating items (after attributable taxation)	–	(2.0)	–
Profit before amortisation of goodwill and non operating items	**15.4**	**56.0**	**61.4**
	Millions	*Millions*	*Millions*
Number of shares issued on flotation	498.2	498.2	498.2
Dilution effect of share options granted on flotation	8.1	8.1	8.1
Number of shares issued and options granted on flotation	506.3	506.3	506.3
	Pence	*Pence*	*Pence*
Basic earnings per share before amortisation of goodwill and non operating items	3.1	10.9	11.3
Effect of amortisation of goodwill	–	0.7	1.0
Effect of non-operating items	–	(0.4)	–
Adjusted basic earnings per share	**3.1**	**11.2**	**12.3**
Diluted earnings per share before amortisation of goodwill and non operating items	3.0	10.8	11.1
Effect of amortisation of goodwill	–	0.7	1.0
Effect of non-operating items	–	(0.4)	–
Adjusted diluted earnings per share	**3.0**	**11.1**	**12.1**

Notes to the Financial Information (continued)

13 Intangible assets

	Goodwill *£m*	*Trade marks and other intellectual property* *£m*	*Total* *£m*
Cost			
At 1 April 1999 and at 31 March 2000	–	–	–
Additions	94.3	0.8	95.1
Effect of foreign exchange rate changes	(1.5)	–	(1.5)
At 31 March 2001	92.8	0.8	93.6
Additions	11.5	0.3	11.8
Effect of foreign exchange rate changes	(1.0)	–	(1.0)
At 31 March 2002	**103.3**	**1.1**	**104.4**
Amortisation			
At 1 April 1999 and at 31 March 2000	–	–	–
Charge for the year	3.6	0.1	3.7
At 31 March 2001	3.6	0.1	3.7
Effect of foreign exchange rate changes	(0.1)	–	(0.1)
Charge for the year	4.9	0.1	5.0
At 31 March 2002	**8.4**	**0.2**	**8.6**
Net book value			
At 31 March 2000	**–**	**–**	**–**
At 31 March 2001	**89.2**	**0.7**	**89.9**
At 31 March 2002	**94.9**	**0.9**	**95.8**

Notes to the Financial Information (continued)

14 Tangible fixed assets

	Freehold land and buildings £m	Leasehold land and buildings less than 50 years £m	Fixtures, fittings and equipment £m	Assets in the course of construction £m	Total £m
Cost or valuation					
At 1 April 1999	43.8	16.5	36.5	0.3	97.1
Effect of foreign exchange rate changes	(0.5)	–	(0.4)	–	(0.9)
Additions	–	0.7	4.3	1.8	6.8
Reclassifications	0.9	–	(0.6)	(0.3)	–
Disposals	(0.1)	(0.5)	(1.2)	–	(1.8)
At 31 March 2000	44.1	16.7	38.6	1.8	101.2
Effect of foreign exchange rate changes	1.9	1.7	0.8	–	4.4
Acquisition of subsidiaries	28.0	–	4.4	–	32.4
Sale of an operation	–	–	(3.9)	–	(3.9)
Additions	25.1	3.9	9.0	0.5	38.5
Reclassifications	–	1.8	–	(1.8)	–
Disposals	(14.3)	(1.3)	(4.1)	–	(19.7)
At 31 March 2001	84.8	22.8	44.8	0.5	152.9
Effect of foreign exchange rate changes	(0.5)	–	(0.2)	–	(0.7)
Acquisition of subsidiaries	–	–	0.5	–	0.5
Additions	13.4	10.5	13.9	1.3	39.1
Reclassifications	–	(2.0)	2.4	(0.4)	–
Disposals, the GUS Group	(1.1)	–	–	–	(1.1)
Disposals	(0.7)	(3.5)	(3.9)	–	(8.1)
At 31 March 2002	**95.9**	**27.8**	**57.5**	**1.4**	**182.6**

Notes to the Financial Information (continued)

14 Tangible fixed assets (continued)

	Freehold land and buildings £m	Leasehold land and buildings less than 50 years £m	Fixtures, fittings and equipment £m	Assets in the course of construction £m	Total £m
Depreciation					
At 1 April 1999	3.0	9.0	27.8	–	39.8
Effect of foreign exchange rate changes	–	0.1	(0.3)	–	(0.2)
Provided in year	0.8	1.1	3.7	–	5.6
Reclassifications	0.2	–	(0.2)	–	–
Disposals	–	(0.3)	(1.2)	–	(1.5)
At 31 March 2000	4.0	9.9	29.8	–	43.7
Effect of foreign exchange rate changes	0.2	1.0	0.4	–	1.6
Acquisition of subsidiaries	3.6	–	1.9	–	5.5
Sale of an operation	–	–	(3.9)	–	(3.9)
Provided in year	3.8	2.2	5.0	–	11.0
Disposals	(0.9)	(0.6)	(3.7)	–	(5.2)
At 31 March 2001	10.7	12.5	29.5	–	52.7
Effect of foreign exchange rate changes	(0.1)	–	(0.1)	–	(0.2)
Acquisition of subsidiaries	–	–	0.3	–	0.3
Provided in year	3.5	3.2	7.2	–	13.9
Reclassifications	–	(1.0)	1.0	–	–
Disposals, the GUS Group	(1.1)	–	–	–	(1.1)
Disposals	(0.3)	(3.5)	(3.6)	–	(7.4)
At 31 March 2002	**12.7**	**11.2**	**34.3**	**–**	**58.2**
Net book value					
At 31 March 2000	**40.1**	**6.8**	**8.8**	**1.8**	**57.5**
At 31 March 2001	**74.1**	**10.3**	**15.3**	**0.5**	**100.2**
At 31 March 2002	**83.2**	**16.6**	**23.2**	**1.4**	**124.4**

Certain properties were revalued at 31 March 1996 and are included at their valuation at this date less depreciation. Other properties are included at cost.

Notes to the Financial Information (continued)

14 Tangible fixed assets (continued)

The revaluations performed at 31 March 1996 were carried out by external valuers, Colliers Conrad Ritblat Erdman Limited, Chartered Surveyors, on an open market basis for existing use. This valuation was carried out in accordance with the Royal Institution of Chartered Surveyors Appraisal and Valuation Manual.

At 31 March

	2000 *£m*	2001 *£m*	2002 *£m*
Freehold and leasehold land and buildings held at revalued amount			
Revalued amount	36.0	31.9	30.3
Aggregate depreciation	(3.8)	(5.5)	(5.1)
Net book value	**32.2**	**26.4**	**25.2**

If the revalued assets were stated on the historical cost basis, the amounts would be:

At 31 March

	2000 *£m*	2001 *£m*	2002 *£m*
Freehold and leasehold land and buildings at historical cost			
Historical cost	10.2	10.0	9.4
Aggregate depreciation	(5.3)	(5.8)	(5.6)
Net book value based on historical cost	**4.9**	**4.2**	**3.8**

15 Investment

	Cost of investment *£m*
As at 1 April 1999 and 31 March 2000	–
Acquisition of trade investment	0.1
At 31 March 2001 and 31 March 2002	**0.1**

The trade investment is in:

Name	*Country of incorporation*	*Class of shares held*	*% interest*	*Nature of business*
Suit Spain, S.L.	Spain	Ordinary shares	21.5	Clothing manufacturer

The interest in Suit Spain S.L. is held by a Burberry Group company. The Burberry Group does not exercise any significant influence on the financial and operational decisions of the company.

Notes to the Financial Information (continued)

16 Stock

At 31 March

	2000 £m	2001 £m	2002 £m
Raw materials	6.5	13.5	15.2
Work in progress	3.2	6.3	6.2
Finished goods	41.9	53.9	60.9
Total	**51.6**	**73.7**	**82.3**

There is no significant difference between the replacement cost of stock and the amounts shown above.

17 Debtors

At 31 March

	2000 £m	2001 £m	2002 £m
Amounts falling due within one year:			
Trade debtors	14.0	70.5	77.7
Other debtors	0.8	1.0	1.5
Prepayments and accrued income	8.0	13.5	12.1
Trading balances owed by other GUS Group companies	0.3	0.9	0.3
Deferred tax asset	3.7	8.5	7.8
Total	**26.8**	**94.4**	**99.4**

Deferred tax

Year ended 31 March

	2000 £m	2001 £m	2002 £m
Opening balance – asset	1.5	3.7	8.5
Exchange adjustments	–	0.4	–
Credited/(charged) to the profit and loss account	2.3	2.4	(0.1)
Tax credit on exchange differences	–	0.1	–
Acquisition of subsidiaries	–	1.4	–
Other movements	(0.1)	0.5	(0.6)
Closing balance – asset	**3.7**	**8.5**	**7.8**

The deferred tax asset recorded in each year arises from short term timing differences which are likely to reverse as these amounts are recorded in operations that are expected to be profitable in the foreseeable future.

Notes to the Financial Information (continued)

17 Debtors (continued)

The analysis of the deferred tax balance is shown below:

At 31 March

	2000 £m	2001 £m	2002 £m
Capital allowances	0.8	0.8	0.5
Short term timing differences	2.9	7.7	7.3
Undiscounted deferred tax asset	**3.7**	**8.5**	**7.8**

18 Cash and short term deposits

At 31 March

	2000 £m	2001 £m	2002 £m
Cash	13.3	18.3	27.8
Short term deposits (see note 31)	–	–	2.4
Total	**13.3**	**18.3**	**30.2**

19 Creditors – amounts falling due within one year

At 31 March

	2000 £m	2001 £m	2002 £m
Secured:			
Bank loans (see note 31)	–	4.3	8.2
Unsecured:			
Bank loans and overdrafts (see note 31)	1.0	2.3	0.7
Trade creditors	9.4	26.6	27.0
Dividends payable to other GUS Group companies	8.8	–	–
Trading balances owed to other GUS Group companies	0.3	0.2	0.3
Corporation tax	3.8	18.9	28.9
Other taxes and social security costs	0.8	4.0	4.0
Other creditors	4.1	20.1	17.0
Accruals and deferred income	17.2	32.2	37.3
Deferred consideration for acquisitions	–	–	2.5
Total	**45.4**	**108.6**	**125.9**

The secured borrowings are on a specific freehold property and short term bank loans secured by certain trade debtor balances.

Notes to the Financial Information (continued)

20 Creditors – amounts falling due after more than one year

At 31 March

	2000 £m	2001 £m	2002 £m
Secured:			
Bank loans (see note 31)	–	6.3	–
Unsecured:			
Other creditors	0.6	2.3	3.1
Deferred consideration for acquisitions	–	12.9	20.0
Total	**0.6**	**21.5**	**23.1**

The secured borrowings are on a specific freehold property.

21 Provisions for liabilities and charges

	Pension obligations £m	Post retirement healthcare £m	Other £m	Total £m
At 1 April 1999	3.2	1.6	–	4.8
Charged to profit and loss account	0.5	0.1	–	0.6
Utilised in year	(0.5)	(0.1)	–	(0.6)
At 31 March 2000	3.2	1.6	–	4.8
Charged to profit and loss account	0.6	0.1	2.0	2.7
Utilised in year	(0.6)	(0.1)	–	(0.7)
At 31 March 2001	3.2	1.6	2.0	6.8
Charged/ (released) to profit and loss account	0.6	0.1	(1.0)	(0.3)
Other payments made in year	(0.7)	–	–	(0.7)
Utilised in year	(0.6)	(0.1)	(0.5)	(1.2)
Transferred to GUS plc	(2.2)	(1.6)	–	(3.8)
At 31 March 2002	**0.3**	**–**	**0.5**	**0.8**

Pension obligations and post retirement healthcare

See note 22 for further information.

Other provisions

Other provisions include a provision principally in respect of redundancy costs following the announcement in March 2001 to relocate the administrative operations of the wholesale operations in the United Kingdom from East London to Central London. Amounts payable in respect of redundancies are expected to be paid over a period of up to 24 months.

22 Post-retirement benefits

(a) Accounting for pension costs

The Burberry Group, through membership of the GUS Group pension schemes, provides post retirement arrangements for its employees in the United Kingdom and its overseas operations which are both defined benefit and defined contribution in nature. Where arrangements are funded, assets are held in independently administered trusts.

Notes to the Financial Information (continued)

22 Post-retirement benefits

(a) Accounting for pension costs (continued)

The pension costs charged to the profit and loss account in respect of the main plans were:

Year ended 31 March

	2000 £m	2001 £m	2002 £m
Defined benefit schemes			
GUS pension schemes UK	0.5	0.6	0.6
Post retirement medical UK	0.1	0.1	0.1
Defined contribution schemes			
GUS money purchase plan UK	0.5	0.5	0.5
Burberry money purchase plan US	0.3	0.4	0.4
Total pension costs	**1.4**	**1.6**	**1.6**

Defined benefit schemes

GUS defined benefit scheme

The Burberry Group companies participate in the GUS defined benefit scheme which offers benefits based on service and salary at retirement.

The GUS scheme has rules which specify the benefits to be paid and is financed accordingly with assets being held in independently administered funds. A full actuarial valuation of the GUS scheme is carried out every three years with interim reviews in the intervening years.

A full actuarial valuation of the GUS defined benefits scheme was carried out as at 31 March 1998 and at 31 March 2001 by independent, qualified actuaries, Mercer Human Resource Consulting Limited, using the projected unit method. The principal actuarial assumptions used in that valuation for SSAP 24 purposes were as follows:

	At 31 March 1998	*At 31 March 2001*
Valuation rate of interest		
– Pre-retirement	7.55 percent per annum	6.0 percent per annum
– Post-retirement	6.06 percent per annum	6.0 percent per annum
Rate of future earnings growth	5.15 percent per annum	4.3 percent per annum
Pension and inflation increases	3.00 percent per annum	2.5 percent per annum

At 31 March 1998 and 2001 the market value of the GUS scheme's assets was £256m and £327m respectively. On the above assumptions, this represented 105 percent and 100 percent, respectively, of the value of benefits that had accrued to members. For the three years ended 31 March 2002, the GUS Group allocated to the Burberry Group a share of the SSAP 24 charge calculated for the GUS Group as a whole. This allocated charge differed from the contributions the Burberry Group made to the scheme. The difference was due to different assumptions and the treatment of surpluses and/or deficits. Any excess of the accumulated pension costs over the payment of contributions to the pension fund was recognised as a provision in the balance sheet. During the year ended 31 March 2002 GUS made a special contribution to the scheme of £8.0m in order to fund a shortfall disclosed by the valuation on the ongoing actuarial assumptions used for funding purposes. Burberry's share of this contribution was £0.7m. The pension provision held on the Burberry Group balance sheet was transferred to GUS plc prior to 31 March 2002. The provision held on the Burberry Group balance sheet at 31 March 2001 was £3.1m (2000: £3.1m).

Notes to the Financial Information (continued)

22 Post-retirement benefits (continued)

(a) Accounting for pension costs (continued)

From 1 April 2002, the Burberry Group's pension cost represents contributions payable to the GUS defined benefit scheme. With effect from 1 April 2002, Burberry is contributing 17.9 percent (13.8 percent for the three years ended 31 March 2002) in respect of members in the main benefit section and 30.5 percent (27.9 percent for the three years ended 31 March 2002) of pensionable salaries in respect of "Class F" members. At 31 March 2002 there were 97 Burberry Group employees in the defined benefit scheme, of which 1 was "Class F".

Retirement indemnities (France)

Burberry (France) S.A. offers lump sum benefits at retirement to all employees that are employed by the company at the date of their retirement in relation to the length of service and salary. There are no assets held by the Burberry Group companies in relation to this commitment. The most recent actuarial valuation for accounting purposes under SSAP 24 was carried out as at 31 March 2001 by independent qualified actuaries using the projected unit method and assuming a discount rate of 5.75 percent and salary increases of 3.25 percent. The balance sheet provision at 31 March 2002 was £0.3m (2001: £0.1m; 2000: £0.1m).

Post-retirement medical benefits

The Burberry Group companies have provided post-retirement healthcare medical benefits to certain former UK employees (and their spouses). There are no assets held and the arrangement is closed to new entrants. The last actuarial valuation was carried out as at 1 April 1998 by independent professionally qualified actuaries using the projected unit method. The assumptions which have the most significant impact on the actuarial valuation are a discount rate of 9 percent and that medical cost inflation will be 10 percent per annum for five years reducing to 7 percent per annum for the longer term. Prior to 31 March 2002 GUS plc took over the benefit obligations and administration of the scheme and the balance sheet provision was transferred to that company. The provision held on the Burberry Group balance sheet at 31 March 2001 was £1.4m (2000: £1.4m).

Burberry (France) S.A. provided post retirement medical insurance arrangements to certain former employees (and their spouses). There are no assets held and the arrangement is closed to new entrants. The last actuarial valuation was carried out as at 31 March 2001 by an independent qualified actuary using the projected unit method. The assumptions which have the most significant impact on the actuarial valuation are a discount rate of 5.5 percent and medical cost inflation of 3.25 percent. Prior to 31 March 2002 GUS plc took over the benefit obligations and administration of the scheme and the balance sheet provision was transferred to that company. The provision held on the Burberry Group balance sheet at 31 March 2001 was £0.2m (2000: £0.2m).

There will be no charge to the Burberry Group in respect of these post retirement medical plans after 31 March 2002.

Defined contribution schemes

The GUS money purchase pension plan

This scheme was introduced during the year ended 31 March 1999 with the aim of providing pension benefits for those the GUS Group employees in the United Kingdom who, hitherto, had been ineligible for GUS defined benefit pension scheme membership. The assets of the GUS scheme are held separately from those of GUS in an independently administered fund. At 31 March 2002, there were no prepaid or arrears of the Burberry Group contributions (2001: £0.1m arrears; 2000: £nil).

Notes to the Financial Information (continued)

22 Post-retirement benefits (continued)

(a) Accounting for pension costs (continued)

The Burberry money purchase plan in the US

The Burberry Group administers a money purchase plan in the United States (a 401(k) scheme) which covers all eligible full-time employees who have attained the age of 21 and have completed one full year of service. The assets of the scheme are held separately from those of the Burberry Group in an independently administered fund. At 31 March 2002 there were £0.1m of Burberry contributions in arrears (2001: £0.1m in arrears; 2000: £0.1m in arrears).

(b) FRS 17 – Retirement benefits

GUS defined benefit scheme

The Burberry Group participates in the GUS defined benefit schemes along with other GUS Group companies. It is not possible to identify Burberry's share of the underlying assets and liabilities in the GUS defined benefit scheme on a consistent and reasonable basis. In accordance with FRS 17 the scheme will be accounted for as a multi-employer scheme.

The principal actuarial assumptions used in the valuation for FRS 17 purposes of the GUS defined benefit scheme were:

	At 31 March 2002
Rate of inflation	2.5%
Rate of salary increases	4.3%
Rate of increase for pensions in payment and deferred pensions	2.5%
Discount rate	6.0%

The deficit for the GUS defined benefit scheme as a whole, on the above basis, was approximately £16.5 million at 31 March 2002, before allowing for deferred tax.

Retirement Indemnities (France)

In respect of the French retirement indemnities defined benefit arrangements provided by Burberry (France) S.A., the impact of FRS 17 will not have a material impact on the retirement indemnities scheme in France and the amounts provided for in these combined financial statements.

Notes to the Financial Information (continued)

23 Reconciliation of movement in GUS investment in Burberry Group

Year ended 31 March

	2000 £m	2001 £m	2002 £m
Profit on ordinary activities after taxation	15.4	54.4	56.5
Dividends paid and proposed to other GUS Group companies	(18.3)	–	–
	(2.9)	54.4	56.5
Movement in the GUS Group funding balances	90.5	13.9	(104.7)
Movement in the GUS Group investment balances	(137.6)	67.8	92.2
Impact of currency translation differences	(0.4)	5.2	(1.3)
Premium on issue of share capital	51.0	–	–
Net change to investment in Burberry Group	0.6	141.3	42.7
Opening investment in Burberry Group	97.8	98.4	239.7
Closing investment in Burberry Group	**98.4**	**239.7**	**282.4**
Represented by:			
Net GUS Group funding balances (see note 32(b))	(87.0)	(78.9)	(183.8)
Net GUS Group investment balances	(166.6)	(100.7)	(8.5)
Aggregated share capital and reserves of the Burberry Group companies	352.0	419.3	474.7
Total	**98.4**	**239.7**	**282.4**

During the year ended 31 March 2000, 200 shares were issued by the Company with a nominal value of £1 per share and a premium of £255,085 per share.

Included in aggregated share capital and reserves of the Burberry Group companies are amounts of cumulative goodwill charged to reserves before 1 April 1998 of £0.1m in 2002 (2001: £0.1m; 2000: £0.1m).

24 Reconciliation of operating profit to net cash inflow from operating activities

Year ended 31 March

	2000 £m	2001 £m	2002 £m
Operating profit	18.5	65.1	85.4
Goodwill and trade mark amortisation	–	3.7	5.0
Depreciation charge	5.6	11.0	13.9
Loss on disposal of fixed assets	0.2	–	0.2
Increase in stocks	(0.4)	(11.9)	(7.0)
Increase in debtors	(0.5)	(1.0)	(5.2)
Increase/(decrease) in creditors	4.3	22.2	(2.2)
Net cash inflow from operating activities	**27.7**	**89.1**	**90.1**

Notes to the Financial Information (continued)

25 Analysis of net funds

	At 1 April 1999 £m	Cash flow £m	Other non-cash movements – Interest £m	Exchange movements £m	At 31 March 2000 £m
Cash balances	11.3	2.2	–	(0.2)	13.3
Overdrafts	(1.5)	0.5	–	–	(1.0)
	9.8	2.7	–	(0.2)	12.3
Funding balances with other GUS Group companies	177.4	(93.8)	3.3	0.1	87.0
GUS Group investment balances	28.1	137.6	–	0.9	166.6
Total	**215.3**	**46.5**	**3.3**	**0.8**	**265.9**

	At 1 April 2000 £m	Cash flow £m	Acquisitions £m	Other non-cash movements – Interest £m	Exchange movements £m	At 31 March 2001 £m
Cash balances	13.3	3.9	–	–	1.1	18.3
Overdrafts	(1.0)	(1.1)	–	–	–	(2.1)
	12.3	2.8	–	–	1.1	16.2
Debt due after 1 year	–	(6.3)	–	–	–	(6.3)
Debt due within 1 year	–	10.4	(15.3)	–	0.4	(4.5)
Funding balances with other GUS Group companies	87.0	(25.7)	–	11.8	5.8	78.9
GUS Group investment balances	166.6	(67.8)	–	–	1.9	100.7
Total	**265.9**	**(86.6)**	**(15.3)**	**11.8**	**9.2**	**185.0**

Notes to the Financial Information (continued)

25 Analysis of net funds (continued)

	At 1 April 2001 £m	Cash flow £m	Other non-cash movements – Interest £m	Exchange movements £m	At 31 March 2002 £m
Cash balances	18.3	9.6	–	(0.1)	27.8
Overdrafts	(2.1)	1.4	–	–	(0.7)
	16.2	11.0	–	(0.1)	27.1
Debt due after 1 year	(6.3)	6.3	–	–	–
Debt due within 1 year	(4.5)	(3.7)	–	–	(8.2)
Funding balances with other GUS Group companies	78.9	104.9	(0.2)	0.2	183.8
GUS Group investment balances	100.7	(92.2)	–	–	8.5
Liquid resources:					
Term deposits	–	2.4	–	–	2.4
Total	**185.0**	**28.7**	**(0.2)**	**0.1**	**213.6**

Liquid resources comprise short term deposits consisting of US and Hong Kong Dollars, placed with banks on a rolling basis.

26 Reconciliation of net cash flow to movement in net funds

Year ended 31 March

	Note	2000 £m	2001 £m	2002 £m
Opening net funds at 1 April		215.3	265.9	185.0
Increase in net cash		2.7	2.8	11.0
Movements in deposits		–	–	2.4
Movements in borrowings		–	4.1	2.6
Movement in funding balances with other GUS Group companies		(93.8)	(25.7)	104.9
Movement in GUS Group investment balances		137.6	(67.8)	(92.2)
Acquisitions		–	(15.3)	–
Other non-cash movements – interest		3.3	11.8	(0.2)
Exchange adjustments		0.8	9.2	0.1
Closing net funds at 31 March	25	**265.9**	**185.0**	**213.6**

Notes to the Financial Information (continued)

27 Acquisitions and disposal

Year ended 31 March 2001

The Burberry Group purchased two companies, Burberry (Spain) S.A. and Mercader y Casadevall S.A., on 30 June 2000 for a total consideration of £151.1m (including an estimated £18.1m deferred consideration). The total adjustments required to the book values of the assets and liabilities of the companies acquired in order to present the net assets of those companies at fair values are set out in this note, together with the resultant amounts of goodwill arising. These purchases have been accounted for as acquisitions.

From the date of acquisition to 31 March 2001 the two companies on a standalone basis contributed £120.0m to turnover. The corresponding overall impact to the turnover of the Burberry Group was £112.4m after deducting inter-company royalty income (£6.0m) and inter-company turnover (£1.6m). The incremental impact of these two companies on profit before interest and tax on the Burberry Group was £17.2m and £11.2m to profit after tax.

In addition, on 28 March 2001, the Burberry Group sold the Burberry sock business for £0.6m.

Year ended 31 March 2002

The Burberry Group purchased certain assets of a number of businesses based in Hong Kong, Singapore and Australia on 31 December 2001 for a total consideration of £9.5m (including £5.0m deferred consideration). The total adjustments required to the book values of the assets acquired in order to present the assets purchased at fair values are set out in this note, together with the resultant amounts of goodwill arising. These purchases have been accounted for as acquisitions.

From the date of acquisition to 31 March 2002 the businesses on a standalone basis contributed £21.2m to turnover. The corresponding overall impact to the Burberry Group is £13.3m after deducting inter-company royalty income (£0.4m) and inter-company turnover (£7.5m). The incremental impact of these businesses on the Burberry Group's profit before interest and tax was £4.3m and £3.5m profit after tax on the Burberry Group.

(a) Acquisition of Burberry (Spain) S.A. on 30 June 2000

The following financial information relates to Burberry (Spain) S.A. pre and post acquisition:

	1 April 2000 to 30 June 2000 £m	*1 July 2000 to 31 March 2001 £m*	*Year ended 31 March 2001 £m*	*Memo Year ended 31 March 2001 PTAS m*
Turnover	8.7	115.3	124.0	33,788.0
Cost of sales	(5.9)	(79.7)	(85.6)	(23,325.1)
Gross profit	2.8	35.6	38.4	10,462.9
Net operating expenses	(1.4)	(19.2)	(20.6)	(5,601.3)
Operating profit	1.4	16.4	17.8	4,861.6
Interest expense	–	(0.4)	(0.4)	(120.0)
Profit before taxation	1.4	16.0	17.4	4,741.6
Taxation	(0.5)	(5.3)	(5.8)	(1,591.0)
Profit after taxation	0.9	10.7	11.6	3,150.6
Intra-group dividend	–	(5.0)	(5.0)	(1,349.0)
Retained profit for the period	**0.9**	**5.7**	**6.6**	**1,801.6**

Notes to the Financial Information (continued)

27 Acquisitions and disposal (continued)

(a) Acquisition of Burberry (Spain) S.A. on 30 June 2000 (continued)

The turnover and profit after taxation in the year ended 31 March 2000 were £120.1m (Ptas: 31,312.4m) and £11.6m (Ptas: 3,012.9m) respectively. Results for the period from 1 April 2000 to 30 June 2000 are based on management estimates, as no management accounts were prepared at that date.

Burberry (Spain) S.A. has no recognised gains and losses other than those included in the profit and loss account, and therefore no separate statement of total recognised gains and losses has been presented.

	Book value £m	*Fair value adjustments £m*	*Fair value £m*
Burberry (Spain) S.A.			
Tangible fixed assets	24.7	–	24.7
Investment	0.1	–	0.1
Stock	9.7	(0.4)	9.3
Debtors	61.8	0.6	62.4
Creditors	(33.6)	(2.5)	(36.1)
Bank balances and overdrafts	4.1	–	4.1
Short term bank loans	(15.3)	–	(15.3)
Net assets acquired			49.2
Goodwill			94.3
Consideration			**143.5**
Satisfied by:			
Cash			130.5
Deferred consideration			13.0
Sub-total			**143.5**
Estimate of additional deferred consideration at 31 March 2002			4.8
Total			**148.3**

The book values of the assets and liabilities have been taken from the accounts of Burberry (Spain) S.A. at 30 June 2000 (the date of acquisition) at actual exchange rates on that date. The fair value adjustment for stock reflects the production profit made within Burberry (Spain) S.A. with the associated deferred tax asset recorded in debtors. The fair value adjustments recorded to creditors relate to unrecorded liabilities with the associated deferred tax asset recorded in debtors.

The Directors of Burberry Group plc consider that the estimated useful economic life of the acquired goodwill arising on the acquisition of Burberry (Spain) S.A. is 20 years as a result of the established nature of the business in this market.

The deferred consideration relates to an earn out agreement and is payable in cash, *inter alia* dependent upon the achievement of trading results in aggregate for the five years ending 31 March 2005. The consideration payable may vary from nil to a maximum of €41.1m (£25.1m).

Notes to the Financial Information (continued)

27 Acquisitions and disposal (continued)

(a) Acquisition of Burberry (Spain) S.A. on 30 June 2000 (continued)

Impact of the acquisition on cash flows

The impact on the Burberry Group's cash flow statement as a result of the acquisition of Burberry (Spain) S.A. *in the year ended 31 March 2001 is shown below:*

Year ended 31 March 2001

	£m
Net cash inflow from operating activities	12.3
Returns on investment and servicing of finance	(0.4)
Taxation	(4.6)
Purchase of tangible fixed assets	(1.6)
Equity dividends paid	(5.0)
Cash inflow before use of liquid resources and financing	**0.7**

(b) Acquisition of Mercader y Casadevall S.A. on 30 June 2000

The following financial information relates to the acquisition of Mercader y Casadevall S.A.:

	Book value £m	*Fair value adjustments* £m	*Fair value* £m
Mercader y Casadevall S.A.			
Tangible fixed assets	2.2	–	2.2
Stock	0.2	–	0.2
Debtors	1.3	–	1.3
Creditors	(1.3)	(0.3)	(1.6)
Bank balances net of overdrafts	0.7	–	0.7
Net assets acquired			2.8
Goodwill			–
Consideration			**2.8**

Satisfied by:	
Cash	2.5
Deferred consideration	0.3
Total	**2.8**

The book values of the assets and liabilities have been taken from the accounts of Mercader y Casadevall S.A. at 30 June 2000 (the date of acquisition) at actual exchange rates on that date. Results at 30 June 2000 are based on management estimates, as no management accounts were prepared at that date. The fair value adjustments recorded relate to property registration and pension costs. The deferred consideration relates to an earn out agreement and is payable in cash, *inter alia* dependent upon the achievement of trading results in aggregate for the five years ended 31 March 2005. The consideration payable may vary from nil to a maximum of €0.8m (£0.5m).

Notes to the Financial Information (continued)

27 Acquisitions and disposal (continued)

(c) Disposal of Burberry sock business on 28 March 2001

On 28 March 2001 the trade and certain assets of the Burberry sock business were sold resulting in a loss on disposal of £1.7m. The contribution of the Burberry sock division in the year ended 31 March 2000 and in the period immediately prior to its sale are shown in the table below:

Year ended 31 March

	2000	2001
	£m	*£m*
Turnover	4.7	4.0
Cost of sales	(3.6)	(3.1)
Gross profit	1.1	0.9
Distribution costs	(0.9)	(1.0)
Administration expenses	(0.5)	(0.3)
Operating loss	**(0.3)**	**(0.4)**

The results shown above include inter-company sales in the year ended 31 March 2001 of £0.1m (2000: £0.1m).

The loss on disposal resulted from the sale of assets with a book value of £1.6m for £0.6m. At the same time closure costs incurred were £0.7m resulting in an overall loss on disposal of £1.7m.

Goodwill arising on the original acquisition of the Burberry sock business has not been written back to the profit and loss account of the Burberry Group; the amount has been written back in the accounts of GUS where it originally arose.

(d) Acquisition of the assets and business based in Hong Kong

The following financial information sets out the results of the Hong Kong business in the period from the date of acquisition to 31 March 2002:

1 January 2002 to 31 March 2002

	£m
Turnover	19.3
Cost of sales	(11.6)
Gross profit	7.7
Net operating expenses	(3.6)
Operating profit before amortisation of goodwill	4.1
Amortisation of goodwill	(0.1)
Profit before taxation	4.0
Taxation	(0.6)
Profit after taxation and retained profit for the period	**3.4**

The turnover and profit after taxation and minority interests in the year ended 31 December 2001 of Burberry Hong Kong relating to the assets purchased were £63.8m and £12.0m respectively. These figures have been prepared in relation to the assets acquired rather than the entire asset base of the relevant companies.

Notes to the Financial Information (continued)

27 Acquisitions and disposal (continued)

(d) Acquisition of the assets and business based in Hong Kong (continued)

Included in the disclosures above are sales of £2.1m, purchases of £32.4m, commissions receivable of £1.5m and advertising and promotion subsidies of £2.4m with businesses which were part of the Burberry Group on 1 January 2002. In addition, there were sales of £33.5m and commissions payable of £3.1m with businesses which will be acquired by the Burberry Group on 1 July 2002, subject to the satisfaction of certain conditions (see Note 33). The results given above should therefore not be taken to be representative of the impact of the acquisition on the consolidated results for future years.

In addition, historically the Burberry business in Hong Kong operated out of properties owned by its former parent company, which was called Burberry Hong Kong. Therefore the profit before tax and minority interests disclosure above does not include a charge in respect of properties occupied by the business. These properties were not acquired as part of the transaction, and therefore in future years operating lease rentals will be incurred.

The post acquisition cost structure of the business is different from that which existed prior to 31 December 2001. Accordingly these results are not necessarily representative of those that may arise in future periods.

The business had no recognised gains and losses other than those included in the profit and loss account and therefore no separate statement of total recognised gains and losses has been presented.

	Book value £m	*Fair value adjustments £m*	*Fair value £m*
Burberry Hong Kong			
Tangible fixed assets	0.1	–	0.1
Stock	2.7	(1.5)	1.2
Debtors	0.5	0.3	0.8
Assets acquired			2.1
Goodwill			6.1
Consideration			**8.2**
Satisfied by:			
Cash			3.6
Deferred consideration			4.6
Total			**8.2**

The value of the tangible fixed assets, stock and debtors at 31 December 2001 is taken from the accounts of the acquired business at that date at exchange rates ruling on that date. The fair value adjustments recorded relate to asset value impairments and an adjustment to account for unrealised profit in stock at the date of acquisition. The related deferred tax asset is reflected within debtors.

The Directors of Burberry Group plc consider that the estimated useful economic life of the acquired goodwill arising on the assets purchased is 20 years as a result of the established nature of the business in this region.

The deferred consideration is payable in cash, £2.3m payable on 1 January 2003 and £2.3m payable on 1 January 2004.

Notes to the Financial Information (continued)

27 Acquisitions and disposal (continued)

(d) Acquisition of the assets and business based in Hong Kong (continued)

Pre-acquisition related party transactions

Prior to the acquisition, Burberry Hong Kong received commission payments, sales revenue and contributions for advertising costs from other Burberry companies. In addition, Burberry Hong Kong made payments for royalties, and purchases from other Burberry Group companies.

Payments made to Burberry Hong Kong for purchases, and commission on the sale of goods, were £0.4m and £1.2m respectively in the nine-month period ended 31 December 2001. Payments in respect of contributions for advertising costs of £0.7m were made to Burberry Hong Kong in the nine-month period ended 31 December 2001.

Royalty payments and purchases from other Burberry Group companies were made by Burberry Hong Kong for £0.8m and £25.0m respectively in the nine-month period ended 31 December 2001.

Impact of the acquisition on cash flows

The impact on the Burberry Group's cash flow statement as a result of the acquisition of the assets of the relevant businesses in the year is shown below:

Year ended 31 March 2002

	£m
Net cash inflow from operating activities	4.2
Purchase of tangible fixed assets	(0.2)
Cash inflow before use of liquid resources and financing	**4.0**

(e) Acquisition of the assets and businesses based in Singapore and Australia

The following financial information sets out the results of the Singapore and Australian businesses:

	Book value *£m*	*Fair value adjustments* *£m*	*Fair value* *£m*
Tangible fixed assets	0.1	–	0.1
Stock	0.6	(0.2)	0.4
Debtors	0.1	0.1	0.2
Assets acquired			0.7
Goodwill			0.6
Consideration			**1.3**
Satisfied by:			
Cash			0.9
Deferred consideration			0.4
Total			**1.3**

The value of the stock and debtors at 31 December 2001 is taken from the accounts of the acquired businesses at that date at exchange rates ruling on that date. The fair value adjustments recorded relate to asset value impairments and an adjustment to account for unrealised profit in stock at the date of acquisition. The related deferred tax asset is reflected within debtors.

Notes to the Financial Information (continued)

27 Acquisitions and disposal (continued)

(e) Acquisition of the assets and businesses based in Singapore and Australia (continued)

The Directors of Burberry Group plc consider that the estimated useful economic life of the acquired goodwill arising on the assets purchased is 20 years as a result of the established nature of the business in this region.

The deferred consideration is payable in cash, £0.2m payable on 1 January 2003 and £0.2m payable on 1 January 2004.

Pre-acquisition related party transactions
Purchases from other Burberry Group companies of £3.1m were recorded in the nine-month period ended 31 December 2001. In addition, payments in respect of contributions for advertising costs and sales commission of £0.1m and £0.2m respectively were made to Burberry Singapore and Burberry Australia in the nine-month period ended 31 December 2001.

28 Financial commitments

At each period end, the Burberry Group had annual commitments under non-cancellable operating leases as follows:

As at 31 March

	2000 £m	2001 £m	2002 £m
Land and buildings			
Expiry date:			
In one year	1.5	0.7	2.1
Between two and five years	1.8	2.5	4.8
After five years	2.1	5.4	8.7
Total	**5.4**	**8.6**	**15.6**

The financial commitments for operating lease amounts payable calculated as a percentage of turnover have been based on the minimum payment that is required under the terms of the relevant lease. As a result the amounts charged to the profit and loss account are different to the financial commitment at the year end.

29 Capital commitments

Capital commitments contracted but not provided for by the Burberry Group for the year ended 31 March 2002 amounted to £35.3m (2001: £12.5m; 2000: £4.6m). Contracted capital commitments represent contracts entered into by the year end and major capital expenditure projects where activity has commenced by the year end.

At 31 March 2002 capital commitments included an amount of £8.2m relating to a conditional contract to purchase a retail property lease.

30 Contingent liabilities

Under the GUS Group UK corporation tax payment arrangements, the Burberry Group is and will remain jointly and severally liable for any GUS liability attributable to the period of the Burberry Group's membership of this payment scheme.

Notes to the Financial Information (continued)

30 Contingent liabilities (continued)

Burberry (Spain) S.A. is liable for certain salary and social security contributions left unpaid by its sub contractors where the amounts are attributable to the period in which sub-contracting activity is undertaken on behalf of Burberry (Spain) S.A.

Burberry (Spain) S.A. is also in dispute with the provider of its business software over amounts claimed to be outstanding, totalling approximately £0.3m. Burberry (Spain) S.A. denies that it is obliged to pay this sum.

The Burberry Group is aware that a claim for commission for an amount of approximately £3.2m may be received from a number of the vendors of the Asian distribution businesses acquired on 31 December 2001. The Burberry Group does not believe that any commission is payable in excess of the amounts provided within this combined financial information (£0.3m) as at 31 March 2002. No further details have been received in respect of the basis of this potential claim.

The Burberry Group has received an invoice in respect of construction works at the Bond Street site from its former lessor totalling £0.5m. The Burberry Group has notified the other party that it is seeking recovery of certain costs incurred because of the late delivery of the store structure. The Burberry Group intends to defend its position.

31 Financial instruments

Throughout the three years ended 31 March 2002 the financial risk management of the Burberry Group has been controlled by GUS plc and has been coordinated with the overall risk management of the GUS Group.

The Burberry Group's financial instruments consist primarily of cash, borrowings and amounts loaned to and borrowed from other GUS Group companies. The amounts loaned or borrowed from other GUS Group companies together with the associated interest rate are set by GUS.

The proceeds received by the Burberry Group plc on flotation on the London Stock Exchange will be used to repay, in cash, substantially all the funding balances held between the Burberry Group and other GUS Group companies. The proceeds from any exercise of the Over-allotment Option will be used to repay the balance of the intercompany borrowings described above. If the Over-allotment Option is not exercised or is exercised in part only, the GUS Group has agreed to waive any remaining debt due to it from Burberry.

In addition, a committed facility of £150m has been agreed with GUS plc commencing 11 July 2002. The rate of interest payable under this facility is Libor +0.42 percent per annum and the facility will be for a period of three years, with mandatory prepayment on change of control after a period of 18 months.

Financial risk management

The policies that have been adopted throughout the three years ended 31 March 2002 are as follows:

Liquidity and treasury management

The GUS Group's treasury function seeks to reduce or eliminate financial risk to ensure sufficient liquidity is available to meet foreseeable needs and to invest cash assets safely and profitably. The GUS Group treasury function does not operate as a profit centre and transacts only in relation to the underlying business requirements. The management of Burberry's treasury and liquidity risk is included within this process and all matters are controlled by the GUS Group management.

After flotation these risks will be monitored by Burberry management.

Interest rate management

The GUS Group's interest rate exposure is managed by the use of fixed and floating facilities and by the use of interest rate swaps to hedge the exposure of floating rate facilities to interest rate movements. Prior to flotation the Burberry Group has interest-bearing and non-interest-bearing intercompany balances with a number of the GUS Group companies. The interest rate and term of the loans are determined by the GUS Group management.

After flotation the Burberry Group management intends to manage its interest rate risk, *inter alia*, by the use of cash pooling arrangements in conjunction with the GUS Group and the appropriate use of interest rate financial instruments where necessary.

Notes to the Financial Information (continued)

31 Financial instruments (continued)

Currency risk management

The GUS Group management has controlled the hedging of currency fluctuations on the profits and investments in overseas countries by the use of foreign currency borrowings, principally US Dollars and Euros, in addition to Sterling amounts.

The Burberry Group has not in the past formed a separate legal group and has therefore historically not hedged the translation of results of its overseas subsidiaries. As a result, the Burberry Group's reported profit may be affected by translation currency movements. After flotation a sub-committee of Burberry Group plc will monitor this risk and consider whether any appropriate action is necessary.

The Burberry Group's reported profit can also be affected by transaction currency movements. To reduce this exposure the Burberry Group has a policy of hedging foreign currency-denominated transactions by entering into forward exchange sale and purchase contracts.

The Burberry Group's principal foreign exposure arises from royalty income and the sale and purchase of overseas sourced products. The Burberry Group manages a significant proportion of these exposures by the use of Yen and Euro forward exchange contracts for a period of approximately 12 months in advance on a monthly basis in respect of the Yen and for a period of up to 18 months in advance in respect of the Euro. The hedging activity involves the use of spot and forward currency instruments.

After flotation the Burberry Group management will continue to monitor these risks and take action where necessary.

(a) Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of the Burberry Group's financial assets and financial liabilities:

As at 31 March

	2000	**2001**	**2002**
	Book and Fair value £m	*Book and Fair value £m*	*Book and Fair value £m*
Primary financial instruments held or issued to finance Burberry Group's operations:			
Investment	–	0.1	0.1
Cash at bank and in hand	13.3	18.3	27.8
Short term deposits	–	–	2.4
Loans to other GUS Group companies	238.8	322.5	297.8
Total Financial Assets	**252.1**	**340.9**	**328.1**
Bank loans and overdrafts	(1.0)	(6.6)	(8.9)
Short term loans from other GUS Group companies	(151.8)	(152.0)	(20.6)
Long term borrowings	–	(6.3)	–
Long term loans from other GUS Group companies	–	(91.6)	(94.4)
Other financial liabilities	(0.6)	(13.5)	(23.9)
Total Financial Liabilities	**(153.4)**	**(270.0)**	**(147.8)**
Total Financial Investments	**98.7**	**70.9**	**180.3**
Derivative financial instruments held to manage the interest rate and currency profile:			
Forward foreign currency contracts			
– Book value	–	–	–
– Fair value gain	–	3.1	1.9

Notes to the Financial Information (continued)

31 Financial instruments (continued)

(a) Fair values of financial assets and financial liabilities (continued)

Fair value methods and assumptions

Fair value is the amount at which a financial instrument could be exchanged at an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. The principal assumptions are:

(i) The fair value of short-term deposits, loans and overdrafts approximates to the carrying amount because of the short maturity of these instruments.

(ii) The fair value of foreign currency contracts is based on a comparison of the contractual and year-end exchange rates.

(iii) Funding balances are a mixture of interest-bearing and non-interest-bearing balances, with interest payable and receivable on a proportion of the amounts payable or receivable. These amounts have been used to fund the Burberry Group. On flotation these balances will be settled in cash. The fair value of these balances does not materially vary from the book value as the non-floating rate balances are primarily repayable on demand.

Notes to the Financial Information (continued)

31 Financial instruments (continued)

(b) Interest rate risk profile

The interest rate risk profile of the Burberry Group's financial assets, by currency, is as follows:

Currency	*Cash at bank and in hand £m*	*Short term deposits £m*	*Loans to other GUS Group companies £m*	*Total £m*
At 31 March 2000				
Sterling	1.2	–	133.6	134.8
US Dollars	6.8	–	102.6	109.4
Euros	0.1	–	–	0.1
Other currencies	5.2	–	2.6	7.8
Total	**13.3**	**–**	**238.8**	**252.1**
Floating rate assets	12.6	–	238.8	251.4
Fixed rate assets	0.7	–	–	0.7
At 31 March 2001				
Sterling	2.6	–	182.5	185.1
US Dollars	5.5	–	124.5	130.0
Euros	0.4	–	0.7	1.1
Other currencies	9.8	–	14.8	24.6
Total	**18.3**	**–**	**322.5**	**340.8**
Floating rate assets	17.9	–	322.5	340.4
Fixed rate assets	0.4	–	–	0.4
At 31 March 2002				
Sterling	1.7	–	154.7	156.4
US Dollars	12.2	1.6	121.0	134.8
Euros	9.9	–	9.5	19.4
Other currencies	4.0	0.8	12.6	17.4
Total	**27.8**	**2.4**	**297.8**	**328.0**
Floating rate assets	27.3	2.4	297.8	327.5
Fixed rate assets	0.5	–	–	0.5

The fixed rate financial assets attracted interest at a rate of 3 percent for the year ended 31 March 2002 (2001: 3 percent; 2000: 3 percent). Floating rate assets earn interest based on relevant national LIBID equivalents. Loans to other GUS Group companies are effectively repayable on demand.

In addition to the above, the investment of £0.1m in 2002 (2001: £0.1m) meets the definition of a financial asset. No interest is receivable on this Euro-denominated financial asset.

Notes to the Financial Information (continued)

31 Financial instruments (continued)

(b) Interest rate risk profile (continued)

The interest rate risk profile of the Burberry Group's financial liabilities, by currency, is as follows:

Currency	*Floating rate financial liabilities £m*	*Fixed rate financial liabilities £m*	*Financial liabilities on which no interest is paid £m*	*Total £m*
At 31 March 2000				
Sterling	1.0	–	149.2	150.2
US Dollars	–	–	0.6	0.6
Other currencies	2.6	–	–	2.6
Total	**3.6**	**–**	**149.8**	**153.4**
At 31 March 2001				
Sterling	2.1	–	149.1	151.2
US Dollars	0.2	6.3	0.6	7.1
Euros	86.5	–	12.9	99.4
Other currencies	12.3	–	–	12.3
Total	**101.1**	**6.3**	**162.6**	**270.0**
At 31 March 2002				
Sterling	0.7	–	6.1	6.8
US Dollars	12.0	6.2	1.2	19.4
Euros	96.6	–	17.8	114.4
Other currencies	2.2	–	5.0	7.2
Total	**111.5**	**6.2**	**30.1**	**147.8**

The floating rate financial liabilities incur interest based on relevant national LIBOR equivalents.

The fixed rate financial liabilities attract interest at a rate of 8.3 percent for the year ended 31 March 2002 (2001: 8.3 percent; 2000: nil). The loan was set up in the year ended 31 March 2001 and will become due for repayment, in full, on 31 December 2002.

Financial liabilities on which no interest is paid relate to loans from other GUS Group companies which are repayable on demand.

Notes to the Financial Information (continued)

31 Financial instruments (continued)

(c) Currency exposures

The tables below show the extent to which the Burberry Group has monetary assets and liabilities in currencies other than the local currency of operation, after taking into account any amounts hedged using forward contracts. Monetary assets and liabilities refers to money and amounts to be received or paid in cash. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account.

Net foreign currency monetary assets/(liabilities)

	Sterling *£m*	*US Dollar* *£m*	*Euro* *£m*	*Other currencies* *£m*	*Total* *£m*
Year ended 31 March 2000					
Functional currency of operation:					
Sterling	–	0.2	–	5.2	5.4
US Dollar	(1.2)	–	–	(0.4)	(1.6)
Total	**(1.2)**	**0.2**	**–**	**4.8**	**3.8**
Year ended 31 March 2001					
Functional currency of operation:					
Sterling	–	(0.3)	(0.1)	9.3	8.9
US Dollar	(2.3)	–	–	(1.2)	(3.5)
Total	**(2.3)**	**(0.3)**	**(0.1)**	**8.1**	**5.4**
Year ended 31 March 2002					
Functional currency of operation:					
Sterling	–	0.2	11.4	0.7	12.3
US Dollar	(8.9)	–	(1.3)	–	(10.2)
Euro	–	(0.3)	–	0.5	0.2
Other currencies	(0.5)	(0.7)	–	(0.1)	(1.3)
Total	**(9.4)**	**(0.8)**	**10.1**	**1.1**	**1.0**

Other currencies primarily consisted of debtor balances in Deutschmarks (£1.7m) and French Francs (£1.0m) and creditor balances in Italian Lira (£1.0m) in the year ended 31 March 2000, debtor balances in Deutschmarks (£3.0m) and French Francs (£1.4m) and creditor balances in Japanese Yen (£1.0m) and Italian Lira (£1.2m) in the year ended 31 March 2001 and debtor balances in Swiss Francs (£0.9m) and Hong Kong Dollars (£0.3m) and a creditor balance in Japanese Yen (£0.5m) in the year ended 31 March 2002.

Notes to the Financial Information (continued)

31 Financial instruments (continued)

(d) Maturity of financial liabilities

The maturity profile of the carrying amount of the Burberry Group's financial liabilities, other than short-term trade creditors and accruals at 31 March, was as follows:

	Debt[1] £m	Other financial liabilities £m	Total £m
Year ended 31 March 2000			
In one year or less, or on demand	152.8	–	152.8
In more than five years	–	0.6	0.6
Total	**152.8**	**0.6**	**153.4**

	Debt[1] £m	Other financial liabilities £m	Total £m
Year ended 31 March 2001			
In one year or less, or on demand	158.6	–	158.6
In more than one year but not more than two years	6.3	–	6.3
In more than two years but not more than five years	91.6	12.9	104.5
In more than five years	–	0.6	0.6
Total	**256.5**	**13.5**	**270.0**

	Debt[1] £m	Other financial liabilities £m	Total £m
Year ended 31 March 2002			
In one year or less, or on demand	29.5	2.5	32.0
In more than one year but not more than two years	–	2.5	2.5
In more than two years but not more than five years	94.4	17.9	112.3
In more than five years	–	1.0	1.0
Total	**123.9**	**23.9**	**147.8**

(1) Debt balances include amounts owed to other GUS Group companies, third-party loans and overdrafts.

Balances due in one year or less, or on demand, relates to bank overdrafts, short term loans and balances due from other GUS Group companies. Included within this balance are loans secured by certain Spanish debtor balances totalling £2.0m at 31 March 2002 (2001 : £4.3m; 2000 : £nil). The interest payable on these balances varies with the Spanish LIBOR equivalent.

Balances due in more than one year but not more than two years in the year ended 31 March 2001 relates to a mortgage on a property owned in the United States. The loan was set up in the year ended 31 March 2001 and will be repaid on 31 December 2002. The interest payable on it is fixed at 8.3 percent.

Balances due in more than two years but not more than five years relates to loans due to other GUS Group companies which are repayable on 26 September 2005 and the interest payable is based on 3 month Euribor + 0.375 percent per annum.

Notes to the Financial Information (continued)

31 Financial instruments (continued)

(d) Maturity of financial liabilities (continued)

Other financial liabilities relates to deferred consideration on the acquisition of Burberry Spain S.A. and Mercader y Casadevall S.A. in the year ended 31 March 2001 (see note 27) and deferred consideration payable to the vendors of the Asia Pacific businesses acquired during the year ended 31 March 2002 (see note 27).

(e) Borrowing facilities

During the three years ended 31 March 2002, the facilities available to the Burberry Group have been controlled by GUS. The facilities enabled the Burberry Group to finance its working capital requirements and capital projects.

On flotation these facilities will be replaced by committed facilities of £150m with GUS plc, with the interest payable at a rate of Libor +0.42 percent. These facilities will be for a period of three years from 11 July 2002, with mandatory prepayment on change of control after a period of 18 months.

(f) Hedging

Under the Burberry Group's accounting policy (see note 2), the gains and losses on forward foreign currency contracts are deferred and accounted for when the underlying transaction is recognised. Certain gains and losses on such forward foreign currency contracts will be unrecognised in the financial information and an analysis of these is shown below:

	Unrecognised gains £m	*Unrecognised losses £m*	*Total net unrecognised gains/losses £m*
Gains and losses on hedges at 1 April 1999	0.3	(0.4)	(0.1)
Arising before 1 April 1999 included in 2000 income	(0.3)	0.4	0.1
Arising during the year and not included in current year income	0.7	(0.7)	–
Gains and losses on hedges at 31 March 2000	**0.7**	**(0.7)**	**–**
To be recognised in 2000/01	0.7	(0.7)	–
Gains and losses on hedges at 1 April 2000	0.7	(0.7)	–
Arising before 1 April 2000 included in 2001 income	(0.7)	0.7	–
Arising during the year and not included in current year income	3.8	(0.7)	3.1
Gains and losses on hedges at 31 March 2001	**3.8**	**(0.7)**	**3.1**
To be recognised in 2001/02	3.8	(0.7)	3.1
Gains and losses on hedges at 1 April 2001	3.8	(0.7)	3.1
Arising before 1 April 2001 included in 2002 income	(3.8)	0.7	(3.1)
Arising during the year and not included in current year income	3.1	(1.2)	1.9
Gains and losses on hedges at 31 March 2002	**3.1**	**(1.2)**	**1.9**
To be recognised in 2002/03	3.1	(1.1)	2.0
To be recognised thereafter	–	(0.1)	(0.1)

Notes to the Financial Information (continued)

31 Financial instruments (continued)

(f) Hedging (continued)

In addition the Burberry Group's operations in the United States of America use forward foreign currency contracts to hedge their purchases during the year; the maximum value of these contracts at any one time is approximately £5m. All of these contracts mature during the year so there are no unrecognised gains or losses at the year end.

32 Related party transactions

GUS plc and other GUS Group companies are related parties of Burberry Group plc and its subsidiaries as they are all wholly-owned subsidiaries of GUS plc.

(a) Trading transactions and balances arising in the normal course of business

The following sales/purchases and balances have arisen from transactions between Burberry and other GUS Group companies including; the sale of merchandise and fabrics to GUS Home Shopping Limited, recharges made and the purchase of services from other GUS Group companies.

The services purchased by the Burberry Group include insurance, travel, head office administration, telephone network costs, vehicle hire, credit references, distribution and warehouse facilities, and audit.

Year ended 31 March

		2000	**2001**	**2002**
		Sales to/(purchases from) other GUS Group companies		
Related party	*Related party's relationship to GUS plc*	*£m*	*£m*	*£m*
Sales to related parties				
GUS Home Shopping Ltd	100% subsidiary of parent company	3.6	3.0	2.3
Total		**3.6**	**3.0**	**2.3**
Purchases from related parties				
GUS plc	Parent company	(2.8)	(2.5)	(4.9)
Other GUS Group companies	100% subsidiary of parent company	(2.4)	(1.9)	(1.7)
Total		**(5.2)**	**(4.4)**	**(6.6)**

Year ended 31 March

		2000	**2001**	**2002**
		Amounts due from/(to) other GUS Group companies		
Related party	*Related party's relationship to GUS plc*	*£m*	*£m*	*£m*
Related party debtors				
GUS plc	Parent company	(0.3)	0.2	–
Other GUS Group companies	100% subsidiary of parent company	0.1	–	–
GUS Home Shopping Limited	100% subsidiary of parent company	0.5	0.7	0.3
Total		**0.3**	**0.9**	**0.3**

Notes to the Financial Information (continued)

32 Related party transactions (continued)

(a) Trading transactions and balances arising in the normal course of business (continued)

Year ended 31 March

Related party	Related party's relationship to GUS plc	2000 Amounts due from/(to) other GUS Group companies £m	2001 £m	2002 £m
Related party creditors				
Other GUS Group companies	100% subsidiary of parent company	(0.3)	(0.2)	(0.3)
Total		**(0.3)**	**(0.2)**	**(0.3)**

(b) Funding transactions and balances arising in the normal course of business

The funding balances are a mixture of interest-bearing and non-interest-bearing balances, with interest payable and receivable on a proportion of the amounts payable or receivable. These amounts have been used to fund the Burberry Group; on flotation these balances will be settled in cash.

Year ended 31 March

Related party	Related party's relationship to GUS plc	2000 Amounts due from/(to) other GUS Group companies £m	2001 £m	2002 £m
GUS plc	Parent company	218.3	282.7	275.3
Other GUS Group companies	100% subsidiary of parent company	20.5	39.8	23.5
Total amounts receivable		238.8	322.5	298.8
GUS plc	Parent company	–	–	(6.1)
Other GUS Group companies	100% subsidiary of parent company	(151.8)	(243.6)	(108.9)
Total amounts payable		(151.8)	(243.6)	(115.0)
Net balances with GUS plc and other GUS Group companies		**87.0**	**78.9**	**183.8**

(c) Senior management

On 1 January 2002 the trade and certain assets of businesses in Hong Kong, Singapore and Australia were acquired. The vendors of the businesses, companies owned by Dr Tay, Mr Chan and Mr Ng, have been or are employed by the Burberry Group. These individuals have interests in companies which lease properties to the Burberry Group, purchase goods from the Burberry Group companies and receive commission payments for the sale of Burberry goods in certain territories.

The total amounts paid to the companies owned by these individuals was £0.1m in relation to the provision of warehousing and office accommodation in the year ended 31 March 2002. At 31 March 2002 no amounts were owed by the Burberry Group for services provided by these companies.

In addition sales to the companies owned by these individuals totalling £1.9m were recorded in the year ended 31 March 2002, and a balance owing to the Burberry Group from these companies of £0.5m was outstanding at 31 March 2002.

Commission payments of £0.4m were recorded in the year ended 31 March 2002 to the companies owned by these individuals, with a balance of £0.1m outstanding to the Burberry Group at 31 March 2002.

Notes to the Financial Information (continued)

33 Post balance sheet events

Acquisition of Korean Business

On 26 March 2002 Burberry Korea Limited entered into an agreement to acquire the trade and certain assets of Euro Trading Limited, a Korean business which sells Burberry merchandise through retail outlets in Korea and provides certain other distribution and selling services. This agreement became unconditional on 2 July 2002. The consideration will be approximately £25m, in cash, plus deferred consideration of £10m payable in June 2007.

The turnover and operating profit of Euro Trading Limited during the year ended 30 June 2001 which related just to Burberry activities has been estimated as £30.1m and £8.1m respectively. The post acquisition cost structure of the business will be different from that which is in existence at present. Accordingly the results will not necessarily be representative of those that may arise in future periods.

Burberry Group reorganisation

Prior to the proposed flotation on the London Stock Exchange (but after 31 March 2002) the Burberry Group will undergo a reorganisation resulting in Burberry Group plc directly owning all the Burberry Group companies.

This reorganisation includes the acquisition by the Company from the GUS Group of those Burberry companies it does not already hold directly and the acquisition of certain receivables held by the GUS Group in respect of the Burberry Group's Spanish subsidiaries. The Company will finance these acquisitions using loans from the GUS Group, which will either be repaid using the proceeds of the placing, waived by the GUS Group, or capitalised as share capital and share premium.

One impact of the transactions undertaken pursuant to this reorganisation, under UK accounting principles, is a recording of a distribution out of the consolidated reserves of the Burberry Group. As a result of this distribution, a net deficit on consolidated reserves arises in the Burberry Group consolidated accounts. In order to eliminate the negative consolidated reserves, a reduction of capital is scheduled to be confirmed at a hearing before the Companies Court Registrar shortly before admission to the Official List and admission to trading by the London Stock Exchange of the ordinary shares.

Share incentive schemes

Since 31 March 2002, Burberry Group plc has established further share incentive schemes, including the Burberry Senior Executive Restricted Share Plan (the "RSP"). On 11 July 2002 awards under the RSP were made to the executive directors and other senior executives of the Company in respect of services provided prior to flotation. No previous awards had been made and no further awards will be made under the RSP. Grants of other options have been made with an exercise price equal to the IPO price.

Under UK accounting principles, the Company will have to recognise a cost for the award of shares or grant of options in its consolidated profit and loss account equal to the amount by which the fair value of ordinary shares exceeds the respective exercise prices at the date of the award or grant. These costs are recognised over the period to which the participating employees' performance relates or where no performance criteria exist, charged to the profit and loss account immediately. The shares awarded under the RSP result in a one-off charge to the consolidated profit and loss account for the year ending 31 March 2003, of approximately £22m, including the related national insurance costs. The charge does not give rise to a reduction in net assets as there is a compensating entry to other reserves, except to the extent of the national insurance costs which are estimated at £2m. As no further awards will be made under the RSP, the consolidated profit and loss account in years after the year ending 31 March 2003 will not be affected by the RSP.

Dividends

On 14 June 2002, the Directors of the Company declared an interim dividend of £219m which was paid to the GUS Group.

Notes to the Financial Information (continued)

34 Principal subsidiaries

Burberry Group plc is directly owned by GUS Holdings Limited and its ultimate parent company is GUS plc. The principal companies that have formed part of this combined financial information throughout the years ended 31 March 2000, 2001 and 2002 were:

Subsidiary of GUS	*Country of incorporation*	*Nature of business*
Burberry Asia Limited[1,3]	Hong Kong	Luxury goods retailer and wholesaler
Burberry (Singapore) Distribution Company Pte Limited[1,3]	Singapore	Luxury goods retailer and wholesaler
Burberry (Deutschland) Gmbh	Germany	Luxury goods retailer and wholesaler
Burberry Italy S.R.L.[1]	Italy	Luxury goods wholesaler
Burberry Italy Retail Limited	United Kingdom	Luxury goods retailer
Burberry Limited	United Kingdom	Luxury goods retailer, wholesaler and manufacturer
Burberry Limited	United States of America	Luxury goods retailer
Burberry (Wholesale) Limited	United States of America	Luxury goods wholesaler
Burberry Pacific Pty Limited[1,3]	Australia	Luxury goods wholesaler
Burberry (Spain) Retail S.L.	Spain	Luxury goods retailer
Burberry (France) S.A.	France	Luxury goods retailer and wholesaler
Burberry (Spain) S.A.[2]	Spain	Luxury goods wholesaler
Burberry (Suisse) S.A.	Switzerland	Luxury goods retailer
Burberry Realty, Inc.[4]	United States of America	Property company
Hampstead Properties, Inc.	United States of America	Property company
Mercader y Casadevall S.A.[2]	Spain	Luxury goods retailer
The Scotch House Limited[1]	United Kingdom	Luxury goods retailer
Woodrow-Universal Limited[1]	United Kingdom	Textile manufacturer

As at the date of this report these companies and Burberry Korea Limited (as described in note 33) will be the principal subsidiaries that form part of the Burberry Group. These companies operate principally in the country in which they are incorporated, with the exception of Burberry Italy Retail Limited which primarily operates in Italy. Non-operating intermediate holding companies are excluded from the above table.

Notes

(1) Held directly or indirectly by the Company as at 31 March 2002.

(2) Acquired on 30 June 2000.

(3) Assets acquired on 31 December 2001.

(4) Formerly known as GUS Realty, Inc.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

Burberry (Spain) S.A.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

The Directors
Burberry Group plc
18-22 Haymarket
London SW1Y 4DQ

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

12 July 2002

Dear Sirs

Burberry (Spain) S.A.

Introduction

We report on the financial information set out below. This financial information has been prepared for inclusion in the Listing Particulars (the "Listing Particulars") dated 12 July 2002 of Burberry Group plc.

Basis of preparation

The financial information set out below is based on the financial returns for Burberry (Spain) S.A. (the "Company") prepared for consolidation purposes in the GUS Group, for the year ended 31 March 2001 and the audited financial statements of Burberry (Spain) S.A. for the year ended 31 March 2000 (and has been prepared on the basis set out in Note 1).

Responsibility

Such financial returns and statements are the responsibility of the Directors of the Company, who approved their issue.

The Directors of Burberry Group plc are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements underlying the financial information. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the circumstances of the Company consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of the Company as at the dates stated and of its profits and cash flows for the periods then ended.

Profit and loss account for the years ended 31 March 2000 and 2001

Year ended 31 March

	Note	**2000** *Ptas millions*	**2001** *Ptas millions*
Turnover	4	**31,312.4**	**33,788.0**
Operating profit and profit on ordinary activities before interest	4	**4,688.2**	**4,861.6**
Interest and similar income	7	4.9	8.8
Interest expense and similar charges	8	(113.5)	(128.8)
Profit on ordinary activities before taxation	5	**4,579.6**	**4,741.6**
Tax on profit on ordinary activities	9	(1,566.7)	(1,591.0)
Profit on ordinary activities after taxation		**3,012.9**	**3,150.6**
Dividends	10, 21	–	(1,349.0)
Retained profit for the year	20, 21	**3,012.9**	**1,801.6**

All of the operations are continuing.

A statement of total recognised gains and losses is not provided as there are no gains and losses other than the profit in each year.

Balance sheet as at 31 March 2000 and 2001

As at 31 March

	Note	2000 Ptas millions	2001 Ptas millions
Fixed assets			
Intangible assets	11	–	–
Tangible fixed assets	12	6,512.5	6,307.9
Trade investment	13	20.1	21.5
		6,532.6	6,329.4
Current assets			
Stock	14	4,177.1	4,435.3
Debtors	15	14,057.5	14,548.1
Current asset investment	16	3.0	–
Cash at bank and in hand		1,040.9	1,290.2
		19,278.5	20,273.6
Creditors – amounts falling due within one year	17	(12,107.1)	(9,814.8)
Net current assets		7,171.4	10,458.8
Total assets less current liabilities		13,704.0	16,788.2
Creditors – amounts falling due after more than one year	18	(396.4)	(1,679.0)
Net assets		**13,307.6**	**15,109.2**
Capital and reserves			
Called up share capital	19	100.1	100.1
Other reserves	20	20.0	20.0
Profit and loss account	20	13,187.5	14,989.1
Equity shareholders' funds	21	**13,307.6**	**15,109.2**

Cash flow statement for the years ended 31 March 2000 and 2001

Year ended 31 March

	Note	2000 Ptas millions	2001 Ptas millions
Net cash inflow from operating activities	22	**3,729.4**	**3,440.2**
Returns on investments and servicing of finance			
Interest received		4.9	8.8
Interest paid		(113.5)	(128.8)
Net cash outflow from returns on investments and servicing of finance		(108.6)	(120.0)
Taxation		(1,321.7)	(1,286.7)
Capital expenditure			
Purchase of tangible fixed assets		(2,423.3)	(447.4)
Sale of tangible fixed assets		258.3	6.2
Net cash outflow from capital expenditure		(2,165.0)	(441.2)
Equity dividends paid to shareholders		–	(1,349.0)
Net cash inflow before management of liquid resources and financing		134.1	243.3
Management of liquid resources			
Sale of current asset investment		–	3.0
Net cash inflow from management of liquid resources		–	3.0
Financing			
Decrease in bank loans		526.5	1,478.8
Increase in cash during the year	23	**660.6**	**1,725.1**

Notes to the Financial Information

1 Basis of accounting

The financial statements have been prepared under the historical cost convention, and in accordance with applicable accounting standards in the United Kingdom which have been applied on a consistent basis.

2 Accounting policies

The principal accounting policies are:

(a) Turnover

Turnover, which is stated excluding VAT, is the amount receivable for goods supplied (less returns, trade discounts and allowances). Sales are recognised when goods are despatched with provisions made for expected returns where necessary.

(b) Intangible assets

The cost of securing and renewing intellectual property and patents is capitalised as an intangible fixed asset and amortised by equal annual instalments over its useful economic life, typically 10 years. The useful economic life of intellectual property and patents is determined on a case by case basis, typically in accordance with the terms of the underlying agreement.

Impairment reviews are performed if events or changes in circumstances indicate that the carrying value may not be recoverable.

(c) Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost less depreciation.

Depreciation of tangible fixed assets is calculated to write off the cost of the assets in equal annual instalments over their estimated useful lives at the following rates:

Land	Not depreciated
Buildings	up to 50 years
Plant and equipment	3-8 years
Vehicles, office equipment, fixtures and fittings	5 years
Other fixed assets	3-5 years

Profit/loss on disposal of fixed assets

Profits and losses on disposal of tangible fixed assets represent the differences between the net proceeds and net book amount at the date of sale. Disposals are accounted for when the relevant transaction becomes unconditional.

(d) Trade investment

Investments are stated at the lower of cost and market value.

(e) Taxation including deferred tax

Deferred taxation is recognised as a liability or asset if transactions have occurred at the balance sheet date that give rise to an obligation to pay more taxation in future, or a right to pay less taxation in future. An asset is not recognised to the extent that the realisation of economic benefits in the future is uncertain. Deferred tax assets and liabilities recognised are not discounted.

(f) Stock

Stock and work in progress is valued on a first-in-first-out basis at the lower of cost and net realisable value. Provision is made to reduce cost to net realisable value having regard to the age, saleability and condition of stock.

Notes to the Financial Information (continued)

2 Accounting policies (continued)

(g) Transactions in foreign currencies

Transactions denominated in foreign currencies are translated into pesetas at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies which are held at year end are translated into pesetas at the exchange rate ruling at the balance sheet date. Exchange differences on monetary items are taken to the profit and loss account.

(h) Financial instruments

The Company takes out short term bank loans secured on specific trade debtors. It does not trade in financial instruments. All short term assets and liabilities (other than bank loans) are excluded from the financial instruments disclosures.

The Company has taken advantage of the exemption available under FRS13 "Derivatives and Financial Instruments" in respect of short term debtors and creditors. Details in respect of these balances are excluded from the required disclosures.

(i) Operating leases

Gross rental income and expenditure in respect of operating leases is recognised on a straight line basis over the period of the leases.

3 Segmental analysis

The Company's activities consist solely of the design, manufacture and wholesale of clothing in Spain.

4 Turnover and operating profit

Year ended 31 March

	2000 *Ptas millions*	**2001** *Ptas millions*
Turnover	31,312.4	33,788.0
Cost of sales	(20,918.6)	(23,325.1)
Gross profit	10,393.8	10,462.9
Distribution costs	(3,504.2)	(3,713.6)
Administrative expenses	(2,131.2)	(1,869.7)
Loss on disposal of tangible fixed assets	(70.2)	(18.0)
Operating profit	**4,688.2**	**4,861.6**

Notes to the Financial Information (continued)

5 Profit on ordinary activities before taxation

Year ended 31 March

	2000 *Ptas millions*	2001 *Ptas millions*
Profit before taxation is stated after charging:		
Depreciation charge on tangible fixed assets	524.4	627.8
Operating lease rentals		
– land and buildings	17.7	–
Employee costs (see note 6)	3,430.8	3,742.3
Auditors' remuneration		
– audit services	13.7	36.7
– non-audit services	–	2.5
Loss on disposal of tangible fixed assets	70.2	18.0
Exchange loss	3.3	0.7

The auditors received Ptas 2,450,000 for the provision of tax services.

6 Employee costs and directors' remuneration

Staff costs, including Directors' emoluments, during the period were as follows:

Year ended 31 March

	2000 *Ptas millions*	2001 *Ptas millions*
Wages and salaries	2,867.8	3,138.9
Social security costs	563.0	603.4
Total	**3,430.8**	**3,742.3**

The average number of employees (including Directors) during the period were:

Year ended 31 March

	2000 *Number of employees*	2001 *Number of employees*
Wholesale	167	166
Design and patterns	44	51
Manufacturing	364	382
Administration	113	112
Total	**688**	**711**

Directors' remuneration

Year ended 31 March

	2000 *Ptas millions*	2001 *Ptas millions*
Aggregate emoluments	**624.5**	**465.4**

Notes to the Financial Information (continued)

6 Employee costs and directors' remuneration (continued)

Highest paid director

Year ended 31 March

	2000 *Ptas millions*	2001 *Ptas millions*
Total emoluments	**400.0**	**178.0**

7 Interest and similar income

Year ended 31 March

	2000 *Ptas millions*	2001 *Ptas millions*
Bank interest income	**4.9**	**8.8**

8 Interest expense and similar charges

Year ended 31 March

	2000 *Ptas millions*	2001 *Ptas millions*
Interest charges on bank loans	**113.5**	**128.8**

9 Tax on profit on ordinary activities

Year ended 31 March

	2000 *Ptas millions*	2001 *Ptas millions*
Current tax:		
Current tax on profit on ordinary activities	**1,566.7**	**1,591.0**

The tax rate applicable on profit on ordinary activities varied from the standard rate of corporation tax in Spain due to the following factors:

Year ended 31 March

	2000 *Ptas millions*	2001 *Ptas millions*
Profit before tax		
Spanish corporation tax on profits for the year at 35% (2000: 35%)	1,602.8	1,659.6
Disallowed expenses	(36.1)	(68.6)
Tax charge for current year	**1,566.7**	**1,591.0**

10 Dividends

Year ended 31 March

	2000 *Ptas millions*	2001 *Ptas millions*
Equity – ordinary		
Interim dividend paid	**–**	**1,349.0**

Notes to the Financial Information (continued)

11 Intangible assets

	Patents Ptas millions
Cost	
At 1 April 1999, 31 March 2000 and 2001	**30.8**
Accumulated amortisation	
At 1 April 1999, 31 March 2000 and 2001	**30.8**
Net book value	
At 31 March 2000 and 2001	**–**

12 Tangible fixed assets

	Freehold land and buildings Ptas millions	*Fixtures, fittings and equipment* Ptas millions	*Asset in the course of construction* Ptas millions	*Total* Ptas millions
Cost				
At 1 April 1999	4,986.5	848.4	195.8	6,030.7
Additions	2,101.7	316.4	5.2	2,423.3
Disposals	(370.0)	(266.5)	–	(636.5)
Reclassifications	195.8	–	(195.8)	–
At 31 March 2000	6,914.0	898.3	5.2	7,817.5
Additions	242.2	203.7	1.5	447.4
Disposals	(116.2)	(18.6)	–	(134.8)
At 31 March 2001	**7,040.0**	**1,083.4**	**6.7**	**8,130.1**
Depreciation				
At 1 April 1999	579.7	508.9	–	1,088.6
Charge for the year	409.0	115.4	–	524.4
Disposals	(83.5)	(224.5)	–	(308.0)
At 31 March 2000	905.2	399.8	–	1,305.0
Charge for the year	503.5	124.3	–	627.8
Disposals	(95.0)	(15.6)	–	(110.6)
At 31 March 2001	**1,313.7**	**508.5**	**–**	**1,822.2**
Net book amount				
At 31 March 2000	**6,008.8**	**498.5**	**5.2**	**6,512.5**
At 31 March 2001	**5,726.3**	**574.9**	**6.7**	**6,307.9**

Notes to the Financial Information (continued)

13 Trade investment

	Trade investment Ptas millions
At 1 April 1999 and 31 March 2000	20.1
Additions	1.4
At 31 March 2001	**21.5**

Investments comprise equity shares in Suit Spain S.L. Burberry (Spain) S.A. does not exercise any significant influence on the financial and operational decisions of the Company.

14 Stock

As at 31 March

	2000 Ptas millions	**2001** Ptas millions
Raw materials	1,561.7	1,629.6
Work in progress	1,119.8	920.1
Finished goods	1,495.6	1,885.6
Total	**4,177.1**	**4,435.3**

There are no significant differences between the replacement cost of stock and the amounts shown above.

15 Debtors

As at 31 March

	2000 Ptas millions	**2001** Ptas millions
Amounts falling due within one year		
Trade debtors	13,872.9	14,446.0
Other debtors	184.6	102.1
Total	**14,057.5**	**14,548.1**

16 Current asset investment

As at 31 March

	2000 Ptas millions	**2001** Ptas millions
Listed shares	**3.0**	**–**

Current asset investments comprise equity shares in a trade investment with a cost of Ptas 3.0 million. The investment was sold during the year ended 31 March 2001; no profit or loss was made on the sale.

Notes to the Financial Information (continued)

17 Creditors – amounts falling due within one year

As at 31 March

	2000 *Ptas millions*	**2001** *Ptas millions*
Secured:		
Short term bank loans	2,641.8	1,163.0
Unsecured:		
Trade creditors	3,710.6	4,421.9
Corporation tax	1,237.9	1,542.3
Other taxes and social security costs	800.4	742.1
Other creditors	3,148.4	1,476.3
Accruals and deferred income	568.0	469.2
Total	**12,107.1**	**9,814.8**

Bank loans are secured on specific trade debtors. The fair value of the bank loans approximates to the carrying amount because of the short term nature of the instrument. The bank loans bear interest at a rate of 3.2 percent (2000: 2.8 percent) and fall due within one year.

18 Creditors – amounts falling due after more than one year

As at 31 March

	2000 *Ptas millions*	**2001** *Ptas millions*
Amounts due to other GUS group companies	–	1,385.5
Other creditors	396.4	293.5
Total	**396.4**	**1,679.0**

Burberry (Spain) S.A. has borrowings with other GUS group companies amounting to Ptas 1,349.0 million plus accumulated interest of Ptas 36.5 million. The maturity day for this borrowing is 26 September 2005. This borrowing bears interest at a rate based on Euribor plus 0.375 percent. Interest is payable quarterly.

19 Called up share capital

As at 31 March

	2000 *Ptas millions*	**2001** *Ptas millions*
Allotted, called up and fully paid 100,100 ordinary shares of Ptas 1,000 each	**100.1**	**100.1**

Notes to the Financial Information (continued)

20 Reserves

	Statutory reserve Ptas millions	Profit and loss account Ptas millions	Total Ptas millions
At 1 April 1999	20.0	10,174.6	10,194.6
Profit for the year	–	3,012.9	3,012.9
At 31 March 2000	20.0	13,187.5	13,207.5
Profit for the year	–	1,801.6	1,801.6
At 31 March 2001	**20.0**	**14,989.1**	**15,009.1**

The statutory reserve is a non-distributable reserve required under Spanish law.

21 Reconciliation of movement in shareholders' funds

Year ended 31 March

	2000 Ptas millions	2001 Ptas millions
Profit for the year	3,012.9	3,150.6
Dividends	–	(1,349.0)
Net change in shareholders' funds	3,012.9	1,801.6
Opening shareholders' funds	10,294.7	13,307.6
Closing shareholders' funds	**13,307.6**	**15,109.2**

22 Reconciliation of operating profit to net cash inflow from operating activities

Year ended 31 March

	2000 Ptas millions	2001 Ptas millions
Operating profit	4,688.2	4,861.6
Depreciation charge	524.4	627.8
Loss on disposal of tangible fixed assets	70.2	18.0
Increase in stock	(918.6)	(258.2)
Increase in debtors	(1,435.2)	(490.6)
Increase/(decrease) in creditors	800.4	(1,318.4)
Net cash inflow from continuing operations	**3,729.4**	**3,440.2**

Notes to the Financial Information (continued)

23 Analysis of net funds

	At 1 April 1999 Ptas millions	Cash flow Ptas millions	At 31 March 2000 Ptas millions
Cash in hand and at bank	906.8	134.1	1,040.9
Short term bank loans	(3,168.3)	526.5	(2,641.8)
	(2,261.5)	660.6	(1,600.9)
Current asset investment	3.0	–	3.0
Total	**(2,258.5)**	**660.6**	**(1,597.9)**

	At 1 April 2000 Ptas millions	Cash flow Ptas millions	At 31 March 2001 Ptas millions
Cash in hand and at bank	1,040.9	249.3	1,290.2
Short term bank loans	(2,641.8)	1,478.8	(1,163.0)
	(1,600.9)	1,728.1	127.2
Current asset investment	3.0	(3.0)	–
Total	**(1,597.9)**	**1,725.1**	**127.2**

24 Reconciliation of net cash flow to movement in net funds

Year ended 31 March

	Note	**2000** Ptas millions	**2001** Ptas millions
Opening net funds at 1 April		(2,258.5)	(1,597.9)
Increase in cash		660.6	1,725.1
Closing net funds at 31 March	23	**(1,597.9)**	**127.2**

25 Capital commitments

Capital commitments contracted but not provided for in the year ended 31 March 2001 amounted to Ptas 26.5 million (2000: Ptas nil). Contracted capital commitments represent contracts entered into by the year end and major capital expenditure projects where activity has commenced by the year end.

Notes to the Financial Information (continued)

26 Related party transactions

Burberry (Spain) S.A. has carried out a number of transactions with related parties in the normal course of business. The names of the related parties, the nature of these transactions and their value is shown below:

	2000		2001	
	Value of transaction Ptas millions	*Receivable/ (payable) at year end Ptas millions*	*Value of transaction Ptas millions*	*Receivable/ (payable) at year end Ptas millions*
Royalty payment to Burberry Limited	1,462.2	(527.3)	1,741.9	(616.1)
Sales to Mercader y Casedevall S.A.	395.5	324.6	477.3	335.3

27 Contingent liabilities

Burberry (Spain) S.A. is liable for certain salary and social security contributions left unpaid by its sub contractors where the amounts are attributable to the period in which sub-contracting activity is undertaken on behalf of Burberry (Spain) S.A.

Burberry (Spain) S.A. is also in dispute with the provider of its business software over amounts claimed to be outstanding, totalling Ptas 50 million. Burberry (Spain) S.A. denies that it is obliged to pay this sum.

28 Ultimate parent undertaking and controlling party

Burberry (Spain) S.A. was purchased by the GUS Group on 30 June 2000 and from this date the Company's ultimate parent undertaking and controlling party is GUS plc, which is registered in England and Wales.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

PART VI: Pro Forma Combined Balance Sheets

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

The Directors
Burberry Group plc
18-22 Haymarket
London SW1Y 4DQ

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

12 July 2002

Dear Sirs

Burberry Group plc (the "Company")

We report on the pro forma combined balance sheets set out in Part VI of the Company's Listing Particulars dated 12 July 2002. The pro forma combined balance sheets have been prepared, for illustrative purposes only, to provide information about how the proposed reorganisation, placing of ordinary shares of the Company and repayment of intercompany borrowings might have affected the combined balance sheet of the Company as at 31 March 2002.

Responsibilities

It is the responsibility solely of the Directors of the Company to prepare the pro forma combined balance sheets in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma combined balance sheets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma combined balance sheets beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted combined balance sheets with the source documents, considering the evidence supporting the adjustments and discussing the pro forma combined balance sheets with the Directors of the Company.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

(a) the pro forma combined balance sheets have been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of the Company; and

(c) the adjustments are appropriate for the purposes of the pro forma combined balance sheets as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

PRO FORMA COMBINED BALANCE SHEETS

The following unaudited pro forma combined balance sheets of the Burberry Group have been prepared on the basis set out in the notes below and are presented for illustrative purposes only in order to show the effect on the Burberry Group's combined balance sheet of the Reorganisation, the Global Offer and the repayment of intercompany borrowings as described in Part IX: "The Global Offer – Use of Proceeds", as if those events had been completed on 31 March 2002. Due to their nature, these pro forma combined balance sheets may not give a true picture of the financial position of the Burberry Group. Other than as described in the notes below, no adjustments have been made to reflect the results of trading or any other transactions occurring since 31 March 2002.

Two pro forma combined balance sheets are presented in order to show the different positions depending on whether or not the Over-allotment Option is exercised. The first table shows the additional effect on the Burberry Group's net assets of a final decision not to exercise the Over-allotment Option, whilst the second shows the additional effect on the Burberry Group's net assets of the exercise in full of the Over-allotment Option.

Pro Forma Combined Balance Sheet

No exercise of the Over-allotment Option

	Burberry Group[1] *£m*	*Adjustments[2]* *£m*	*Adjustments[3]* *£m*	*Pro forma Burberry Group[4]* *£m*	*Adjustments[5]* *£m*	*Pro forma Burberry Group[6]* *£m*
Fixed assets						
Intangible assets	95.8	–	–	95.8	–	95.8
Tangible fixed assets	124.4	–	–	124.4	–	124.4
Investments	0.1	–	–	0.1	–	0.1
	220.3	–	–	220.3	–	220.3
Current assets						
Stock	82.3	–	–	82.3	–	82.3
Debtors	99.4	–	–	99.4	–	99.4
Cash and short term deposits	30.2	4.8	–	35.0	–	35.0
	211.9	4.8	–	216.7	–	216.7
Creditors – amounts falling due within one year	(125.9)	(28.5)	–	(154.4)	37.4	(117.0)
Net current assets	86.0	(23.7)	–	62.3	37.4	99.7
Total assets less current liabilities	306.3	(23.7)	–	282.6	37.4	320.0
Creditors – amounts falling due after more than one year	(23.1)	–	–	(23.1)	–	(23.1)
Provisions for liabilities and charges	(0.8)	–	–	(0.8)	–	(0.8)
Net assets	**282.4**	**(23.7)**	**–**	**258.7**	**37.4**	**296.1**
GUS investment in Burberry Group	282.4	(282.4)	–	–	–	–
Shareholders' equity						
Share capital and share premium account	–	791.4	(704.1)	87.3	–	87.3
Reserves	–	(532.7)	704.1	171.4	37.4	208.8
	–	258.7	–	258.7	37.4	296.1
GUS investment in Burberry Group/ Shareholders' equity	**282.4**	**(23.7)**	**–**	**258.7**	**37.4**	**296.1**

Notes:

(1) The combined balance sheet of the Burberry Group as at 31 March 2002 has been extracted, without adjustment, from Part V: "Accountants' Reports".

(2) The adjustments reflect:

- dividends paid to the GUS Group of £219 million on 14 June 2002;
- increased borrowings from the GUS Group to fund the acquisition of various Burberry companies from the GUS Group as part of the Reorganisation described in paragraph 2 of Part XI: "Additional Information – Reorganisation and Reduction of Capital";
- the Global Offer of 112,359,600 New Ordinary Shares to raise £249.9 million of net proceeds for Burberry, as described in Part IX: "The Global Offer";
- the use of most of the net proceeds to repay, in part, borrowings from the GUS Group that were used to fund the acquisition of various Burberry companies from the GUS Group as part of the Reorganisation, as described in paragraph 2 of Part XI: "Additional Information – Reorganisation and Reduction of Capital" and any flotation-related fees incurred by the Burberry Group, leaving the Company with a pro forma net cash balance of £35 million;
- the capitalisation of some of the remaining borrowings from the GUS Group, by way of a rights issue, as described in paragraph 2 of Part XI: "Additional Information – Reorganisation and Reduction of Capital";
- the reclassification to third-party debt of the remaining inter-company debt of £37.4 million that remains outstanding from Burberry to GUS following the repayment described above, being equal to the further net proceeds of £37.4 million that would be raised by the exercise in full of the Over-allotment Option; and
- a reallocation from GUS Investment in Burberry Group to shareholders' equity to reflect the capital structure prior to the capital reduction described in (3) below.

The points above are reflected in the adjustments column as follows:

(a) The adjustment of £4.8 million to cash and short term deposits is calculated as the difference between the cash and short term deposits as at 31 March 2002 of £30.2 million and the £35 million pro forma net cash to be retained by the Burberry Group, assuming no net cash movements in the Burberry Group between 29 June 2002 and Admission, which has all been recorded in cash and short term deposits for the purposes of this pro forma combined balance sheet. Of this cash, approximately £25 million will be used to fund the acquisition of the trade and certain assets of the Burberry Group's distributor in Korea, leaving a net cash balance of approximately £10 million, as described in Part IX: "The Global Offer – Use of Proceeds".

(b) The adjustment of £28.5 million to creditors – amounts falling due within one year comprises:

- a reduction of £8.9 million, representing third party borrowings eliminated to leave net cash of £35 million, as described in (a) above; and
- an increase of £37.4 million, representing the debt that remains outstanding from Burberry to GUS following the repayment described in (c), the amount of that debt being equal to the further net proceeds of £37.4 million that would be raised by the exercise in full of the Over-allotment Option.

(c) The adjustments of £282.4 million to GUS investment in Burberry Group, £791.4 million to share capital and share premium account and £532.7 million to reserves reflect:

- the use of all of the net proceeds, other than the £4.8 million and the £8.9 million described in (a) and (b) above, to repay, in part, borrowings from the GUS Group;
- the capitalisation of all of the remaining borrowings from the GUS Group, other than the £37.4 million described in (b) above, by way of a rights issue; and
- a reallocation from GUS investment in Burberry Group to shareholders' equity to reflect the capital structure prior to the capital reduction described in (3) below.

(3) The adjustment reflects the Reduction of Capital as described in paragraph 2 of Part XI: "Additional Information – Reorganisation and Reduction of Capital". The reserves created as a result of the reduction of capital will not become distributable until such time as all creditors in existence at the date of the reduction of capital are repaid.

(4) Pro forma combined balance sheet prior to any exercise of the Over-allotment Option.

(5) The adjustment reflects the release of intercompany debt of £37.4 million in the event of non-exercise of the Over-allotment Option, as described in Part IX: "The Global Offer – Use of Proceeds". In the event of partial exercise of the Over-allotment Option, Burberry would repay the inter-company debt to the extent of the proceeds of the Over-allotment Option, and the GUS Group would release Burberry from the debt remaining following such repayment.

(6) Pro forma combined balance sheet, adjusted as described in notes (2),(3) and (5) above.

Pro Forma Combined Balance Sheet

Exercise in full of the Over-allotment Option

	Burberry Group[1] *£m*	*Adjustments*[2] *£m*	*Adjustments*[3] *£m*	*Pro forma Burberry Group*[4] *£m*	*Adjustments*[5] *£m*	*Pro forma Burberry Group*[6] *£m*
Fixed assets						
Intangible assets	95.8	–	–	95.8	–	95.8
Tangible fixed assets	124.4	–	–	124.4	–	124.4
Investments	0.1	–	–	0.1	–	0.1
	220.3	–	–	220.3	–	220.3
Current assets						
Stock	82.3	–	–	82.3	–	82.3
Debtors	99.4	–	–	99.4	–	99.4
Cash and short term deposits	30.2	4.8	–	35.0	–	35.0
	211.9	4.8	–	216.7	–	216.7
Creditors – amounts falling due within one year	(125.9)	(28.5)	–	(154.4)	37.4	(117.0)
Net current assets	86.0	(23.7)	–	62.3	37.4	99.7
Total assets less current liabilities	306.3	(23.7)	–	282.6	37.4	320.0
Creditors – amounts falling due after more than one year	(23.1)	–	–	(23.1)	–	(23.1)
Provisions for liabilities and charges	(0.8)	–	–	(0.8)	–	(0.8)
Net assets	**282.4**	**(23.7)**	**–**	**258.7**	**37.4**	**296.1**
GUS investment in Burberry Group	282.4	(282.4)	–	–	–	–
Shareholders' equity						
Share capital and share premium account	–	791.4	(704.1)	87.3	37.4	124.7
Reserves	–	(532.7)	704.1	171.4	–	171.4
	–	258.7	–	258.7	37.4	296.1
GUS investment in Burberry Group/ Shareholders' equity	**282.4**	**(23.7)**	**–**	**258.7**	**37.4**	**296.1**

Notes:

(1) The combined balance sheet of the Burberry Group as at 31 March 2002 has been extracted, without adjustment, from Part V: "Accountants' Reports".

(2) The adjustments reflect:

- dividends paid to the GUS Group of £219 million on 14 June 2002;
- increased borrowings from the GUS Group to fund the acquisition of various Burberry companies from the GUS Group as part of the Reorganisation described in paragraph 2 of Part XI: "Additional Information – Reorganisation and Reduction of Capital";
- the Global Offer of 112,359,600 New Ordinary Shares to raise £249.9 million of net proceeds for Burberry, as described in Part IX: "The Global Offer";
- the use of most of the net proceeds to repay, in part, borrowings from the GUS Group that were used to fund the acquisition of various Burberry companies from the GUS Group as part of the Reorganisation, as described in paragraph 2 of Part XI: "Additional Information – Reorganisation and Reduction of Capital" and any flotation-related fees incurred by the Burberry Group, leaving the Company with a pro forma net cash balance of £35 million;
- the capitalisation of some of the remaining borrowings from the GUS Group, by way of a rights issue, as described in paragraph 2 of Part XI: "Additional Information – Reorganisation and Reduction of Capital";
- the reclassification to third-party debt of the remaining inter-company debt of £37.4 million that remains outstanding from Burberry to GUS following the repayment described above, being equal to the further net proceeds of £37.4 million that would be raised by the exercise in full of the Over-allotment Option; and
- a reallocation from GUS Investment in Burberry Group to shareholders' equity to reflect the capital structure prior to the capital reduction described in (3) below.

The points above are reflected in the adjustments column as follows:

(a) The adjustment of £4.8 million to cash and short term deposits is calculated as the difference between the cash and short term deposits as at 31 March 2002 of £30.2 million and the £35 million pro forma net cash to be retained by the Burberry Group, assuming no net cash movement in the Burberry Group between 29 June 2002 and Admission, which has all been recorded in cash and short term deposits for the purposes of this pro forma combined balance sheet. Of this cash, approximately £25 million will be used to fund the acquisition of the trade and certain assets of the Burberry Group's distributor in Korea, leaving a net cash balance of approximately £10 million, as described under Part IX: "The Global Offer – Use of Proceeds".

(b) The adjustment of £28.5 million to creditors – amounts falling due within one year comprises:

- a reduction of £8.9 million, representing third party borrowings eliminated to leave net cash of £35 million, as described in (a) above; and
- an increase of £37.4 million, representing the debt that remains outstanding from Burberry to GUS following the repayment described in (c), the amount of that debt being equal to the further net proceeds of £37.4 million that would be raised by the exercise in full of the Over-allotment Option.

(c) The adjustments of £282.4 million to GUS Investment in Burberry Group, £791.4 million to share capital and share premium account and £532.7 million to reserves reflect:

- the use of all of the net proceeds, other than the £4.8 million and the £8.9 million described in (a) and (b) above, to repay, in part, borrowings from the GUS Group;
- the capitalisation of all of the remaining borrowings from the GUS Group, other than the £37.4 million described in (b) above, by way of a rights issue; and
- a reallocation from GUS Investment in Burberry Group to shareholders' equity to reflect the capital structure prior to the capital reduction described in (3) below.

(3) The adjustment reflects the Reduction of Capital as described in paragraph 2 of Part XI: "Additional Information – Reorganisation and Reduction of Capital". The reserves created as a result of the reduction of capital will not become distributable until such time as all creditors in existence at the date that reduction of capital becomes effective consent or are repaid.

(4) Pro forma combined balance sheet prior to any exercise of the Over-allotment Option.

(5) This adjustment reflects the full exercise of the Over-allotment Option, and, as described under Part IX: "The Global Offer – Use of Proceeds", reflects the use of the proceeds arising from the exercise of such option to repay in full the outstanding inter-company debt of £37.4 million.

(6) Pro forma combined balance sheet, adjusted as described in notes (2), (3) and (5) above.

PART VII: Summary of Differences between UK GAAP and US GAAP

The audited financial information of Burberry and Burberry Spain included in Part V: "Accountants' Reports" has been prepared and presented in accordance with accounting principles and standards generally accepted in the United Kingdom ("UK GAAP"). Such principles and standards are laid down in the Companies Act 1985 and by the accounting practice rules. Such standards differ in certain material aspects from the accounting principles and standards generally accepted in the United States ("US GAAP").

Set out below is a summary of certain areas in which differences between UK GAAP and US GAAP could be significant to the measurement of the profit and loss and shareholders' funds of Burberry. Given the inherent differences between UK GAAP and US GAAP, the financial statements presented under UK GAAP are not presented fairly in all material respects under US GAAP. Burberry has not quantified these differences, nor undertaken a reconciliation of UK GAAP to US GAAP financial statements.

Had Burberry undertaken any such quantification or reconciliation, other potentially significant accounting and disclosure differences may have come to its attention which are not identified below. Accordingly, Burberry can provide no assurance that the identified differences in the summary below represent all principal differences relating to Burberry. No attempt has been made to identify future differences between UK GAAP and US GAAP as the result of prescribed changes in accounting standards, transactions or events that may occur in the future. Regulatory bodies that impact UK GAAP and US GAAP have significant projects ongoing that could affect future comparisons such as this one.

Potential investors should consult their own professional advisers for an understanding of the differences between UK GAAP and US GAAP and how these differences might affect the financial information herein.

This summary does not purport to be complete and is subject and qualified in its entirety by reference to the respective pronouncements of the UK accounting profession, together with the Companies Act 1985 and the pronouncements of the US accounting profession.

Pension costs

Under UK GAAP, an actuarial valuation method must be used to determine annual pension costs for defined benefit schemes. The valuation is normally performed every three years. The benefit obligation is discounted at a long-term risk adjusted rate and the plan assets are valued on an actuarial basis. The expected cost of pensions is charged to the profit and loss account so as to spread the cost of pensions over the expected remaining service lives of employees.

Under US GAAP annual actuarial valuations must be carried out for defined benefit pension obligations. The present value of the benefit obligation is determined using a current market discount rate such as that of a high quality, fixed rate debt instrument and the plan assets are valued on a market or market related basis. Actuarial gains and losses that arise within a prescribed "corridor" do not have to be amortised. Actuarial gains and losses outside the corridor are amortised over the average expected remaining service lives of employees.

Exceptional items

Under UK GAAP, the loss on the sale of an operation and the profit on disposal of fixed assets are classified as non operating items.

Under US GAAP, the loss on the sale of an operation and the profit on disposal of fixed assets would be classified as operating expenses.

Capitalisation of interest costs

Under UK GAAP, an entity can choose whether or not to capitalise the relevant proportion of interest arising on borrowings related to the construction of long-lived assets. Burberry expenses such interest as it is incurred.

Under US GAAP, Statement of Financial Accounting Standards No. 34 "Capitalisation of Interest Cost" ("SFAS 34"), interest incurred relating to the construction of qualifying long-lived assets must be capitalised. SFAS 34 requires that interest incurred is capitalised, up to the date the facilities are available and ready for use, on assets which have been constructed for the business's own use. The amount to be capitalised is an allocation of the interest cost incurred during the period required to complete the asset. The interest rate for capitalisation purposes is based on the rates of the business's outstanding borrowings. If a borrowing relates to a specific asset, the business may apply the rate on that borrowing to the appropriate proportion of expenditure on the asset. A weighted average of the rates on other borrowings is to be applied to expenditures not covered by specific new borrowings.

Deferred tax

Under UK GAAP, deferred taxation is generally recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more, or a right to pay less, tax in the future have occurred at the balance sheet date. Deferred tax assets are only recognised if recovery of such assets is probable.

Deferred taxation is measured on a non-discounted basis at the rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted, at the balance sheet date.

Under US GAAP, full provision for deferred tax is required to the extent that accounting profit differs from taxable profit due to temporary timing differences. A valuation allowance is created for deferred tax assets to the extent that it is more likely than not that the benefit will not be realised. Provision is made at current enacted tax rates. Under US GAAP, discounting is prohibited.

Share options issued to employees

Under UK GAAP, a profit and loss charge is recorded from the date of grant of options only if the current market price of the stock at the date of grant exceeds the exercise price.

Under US GAAP, companies may elect to follow the accounting prescribed by either SFAS 123 "Accounting for Stock-Based Compensation" or APB 25 "Accounting for Stock Issued to Employees". Under APB 25, a charge to the profit and loss account is measured as the difference between the quoted market price of the stock and the exercise price of the option, if any, to be paid by an employee and is recognised as an expense over the period the employee performs related services. Under plans in which the number of shares exercisable is not known at the date of grant, a charge to the profit and loss account is calculated as the difference between the option price and the quoted market price of the share at the end of the reporting period. The profit and loss account charge recorded between the date of grant and the measurement date may either increase or decrease because of changes in the quoted market prices of the shares. Therefore, recomputation of the estimated profit and loss charge is required at the end of each reporting period. Under SFAS 123, a profit and loss account charge is measured at the grant date based on the fair value of the option awarded and is recognised over the period from the date the options are granted to the date they are first exercisable. If the entity applies the provision of APB 25, it is also required to provide *pro forma* information as if the fair-value based method defined in SFAS 123 had been applied.

Under UK GAAP, provision is made for employees' National Insurance contributions on outstanding share options that are expected to be exercised. The provision, calculated by applying the employees' National Insurance rate to the difference between the market value of the underlying shares at the balance sheet date and the option exercise price, is recognised over the vesting period.

Under US GAAP, the liability for employer payroll taxes on stock options compensation is not recognised until the date of the event triggering the measurement and payment of the tax to the taxing authority, which is generally the exercise date of the option.

Earnings per share

Under UK GAAP, basic and diluted earnings per share based on profit before amortisation of goodwill and non operating items is disclosed in addition to basic and diluted earnings per share based on profit after taxation.

Under US GAAP, basic and diluted earnings per share would only be disclosed based on profit after taxation.

Dividends
Under UK GAAP, dividends are accrued in the period in which they relate. Under US GAAP, dividends are accrued in the period they are formally declared.

Foreign currency hedging
Burberry Group enters into forward exchange contracts to hedge certain future incomes and expenses. Under UK GAAP gains or losses on such foreign currency contracts are only recognised in the profit and loss account when the underlying transaction is recorded or the date they mature, if earlier.

Under US GAAP Financial Accounting Standards Board No. 133 "Accounting for Derivative Instruments and Hedging Activities", these foreign currency contracts do not qualify for hedge accounting and any unrealised gain or loss thereon, as determined by year-end market exchange rates, is recognised in the financial year.

Segment disclosure
Under UK GAAP, segmental reporting is based on the different classes of business and geographical areas in which an entity operates. Classes of business are determined by, among other factors, the nature of the products or services, the nature of the production processes and the markets in which the products or services are sold. The accounting policies used in the segment as reporting must be consistent with the accounting policies used in the combined financial statements.

Under US GAAP, segmental reporting is based on a "management approach" whereby external segmental reporting is aligned with the internal reporting used by management. The accounting policies followed in the internal reporting used by management may differ from the accounting policies used in the combined financial statements. US GAAP requires certain asset, income statement and other disclosures to be made for each reportable segment as well as a reconciliation to the corresponding amounts in the related combined financial statements.

Balance sheet presentation
The balance sheet prepared in accordance with UK GAAP differs in certain respects from US GAAP. Under UK GAAP current assets are netted against current liabilities in the balance sheet whereas US GAAP requires the separate presentation of total assets and total liabilities. UK GAAP requires assets to be presented in ascending order of liquidity in accordance with the requirements of the Companies Act 1985, whereas under US GAAP assets are presented in descending order of liquidity. In addition, current assets under UK GAAP include amounts that fall due after more than one year. Under US GAAP, such assets would be reclassified as non current assets.

Business combinations and goodwill
In accordance with the requirements of UK GAAP at that time, for accounting periods ending before 1 April 1998, goodwill arising on acquisitions was written off directly to shareholders funds. Since 1 April 1998 goodwill has been accounted for in accordance with Financial Reporting Standard No. 10 "Goodwill and Intangible Assets" ("FRS 10") and the excess of the purchase price paid over the underlying fair value allocated to the assets and liabilities has been capitalised and amortised over the estimated useful life, generally not exceeding 20 years.

US GAAP requires that the cost of an acquisition be assigned to the tangible and identifiable intangible fixed assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. In some instances, specifically identifiable intangible assets recognised under US GAAP do not meet the recognition criteria under UK GAAP (FRS 10). The excess of the purchase price paid over the underlying fair value allocated to the identifiable assets (including intangibles) and liabilities must be recorded as goodwill. In years prior to the adoption of SFAS No. 141, "Business Combination" and SFAS No. 142, "Goodwill and Other Intangible Assets" (see below), goodwill and all separately identifiable intangible assets were amortised over their estimated useful lives.

In July 2001 the Financial Accounting Standards Board issued SFAS No. 141 and SFAS No. 142. SFAS 141 and 142 are effective for all business combinations initiated after 30 June 2001. SFAS 141 eliminates the pooling of interest method of accounting for business combinations, and changes the criteria to recognise intangible assets separately from goodwill. Under US GAAP, all business combinations are required to be accounted for as a purchase.

Under UK GAAP, the capitalised goodwill balances, in addition to being amortised, must be reviewed for impairment at the end of the first year following the acquisition and again if there is a change of circumstances in future years indicating an impairment in value.

Under US GAAP, SFAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives should not be amortised but should be tested for impairment annually. Intangible assets that do not have an indefinite life will continue to be amortised over the estimated useful life of the asset. SFAS 142 requires that capitalised goodwill be tested annually for impairment under a two-step approach. The first step of the impairment test is performed by comparing the fair value of the reporting unit with the book value of the reporting unit. Where the book value is higher than the fair value of the reporting unit, the second step of the impairment test is performed in order to calculate the amount of the impairment to goodwill. The amount of the impairment loss is reported in the income statement as a component of operating income.

UK GAAP requires acquisition consideration to include an estimate of fair value of any contingent consideration. This is then adjusted to actual in subsequent financial years. Under US GAAP, contingent consideration is only recorded as a cost of acquisition when the contingency is resolved or the amount is determinable.

Stock

Under UK GAAP, finished goods and work in progress are fair valued on acquisition at the lower of cost and net realisable value. Cost for this purpose is the cost of bringing stock to their present location and condition.

Under US GAAP, stock is valued on acquisition at estimated selling price less the sum of (a) costs of disposal and (b) a reasonable profit margin for the selling effort of the acquiring company.

Revaluations

As permitted under UK GAAP, Burberry has previously recorded revaluations of certain properties with related depreciation calculated on the revalued amounts. Revaluation surpluses or deficits (to the extent they reverse surpluses previously recognised) have been taken directly to the revaluation reserve, which forms part of GUS' net investment in Burberry. Profits recognised on the sale of property are based on the depreciated revalued amount.

Under US GAAP no such revaluations are permitted and depreciation is calculated on the original cost. Similarly profit on the sale of property is based on depreciated historical cost.

Leases

While US GAAP is similar in concept to UK GAAP, its detailed requirements are more extensive and differences exist. Certain operating leases under UK GAAP may be classified as capital leases under US GAAP if the lease meets any of the following conditions:

- the leased asset automatically transfers title at the end of the lease term;
- the lease contains a bargain purchase option;
- the lease term equals or exceeds 75 percent of the remaining estimated economic life of the leased asset; or
- the present value of the minimum lease payments equals or exceeds 90 percent of the excess of the fair value of the leased property.

Presentation of transactions with GUS Group

For the purposes of the Accountants Report of Burberry Group plc, all non-trading balances between Burberry Group and the GUS Group have been disclosed within the GUS investment in Burberry Group.

Under US GAAP, such items would be classified within debtors or creditors rather than within the GUS investment in Burberry Group.

Cash flow statements

Under UK GAAP, the consolidated cash flow statements are presented in accordance with Financial Reporting Standard No. 1 (revised) "Cash flow statements" ("FRS 1"). Its objectives and principles are similar to US GAAP as set out in SFAS No. 95, "Statement of Cash Flows" ("SFAS No. 95"). The principal difference between the standards is in respect of classification.

Under FRS 1, Burberry presents its cash flows for: (a) operating activites; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; (f) equity dividends paid; (g) management of liquid resources; and (h) financing. Under US GAAP, SFAS 95 requires only three categories of cash flow activity: operating activities, investing activities, and financing activities.

Under FRS 1, cash includes deposits and overdrafts repayable on demand, while movements on short-term investments are included in management of liquid resources. SFAS 95 defines cash and cash equivalents as also including highly liquid short-term investments, with original maturities of three months or less, and excludes overdrafts.

In addition, cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 would be included as operating activities under SFAS 95. Cash flows relating to capital expenditure and financial investment and acquisitions and disposals would be included as investing activities under SFAS 95. Equity dividend payments would be included as a financing activity under SFAS 95.

Presentation of separate financial statements of Burberry (Spain) S.A.

Under UK GAAP, the separate financial statements of Burberry (Spain) S.A. ("Burberry Spain") do not include the effects of fair value purchase accounting in periods subsequent to Burberry Spain's acquisition by Burberry. Thus for UK GAAP, the assets and liabilities of Burberry Spain for all periods presented are recorded at historical cost prior to the acquisition of Burberry Spain by Burberry.

Under US GAAP, the assets and liabilities of Burberry Spain would be recorded at fair value in the separate financial statements of Burberry Spain beginning on the date of acquisition. Additionally, the excess purchase price paid by Burberry over the fair value of the net identifiable assets would be recorded as goodwill in the separate financial statements of Burberry Spain.

Equity method accounting for investments

Under UK GAAP, Burberry's 21.5 percent interest in Suit Spain, S.L. ("Suit Spain") is accounted for at cost because it does not exercise significant influence as defined by UK GAAP. Under US GAAP, Burberry would account for its investment in Suit Spain under the equity method based on the presumption that in the absence of evidence to the contrary, an investor has the ability to exercise significant influence when it owns 20 percent or more of the outstanding voting securities of the investee.

PART VIII: Property Valuation Report

12 July 2002

COLLIERS CRE

9 Marylebone Lane
London W1U 1HL

The Directors
Burberry Group plc
18-22 Haymarket
London SW1Y 4DQ

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Dear Sirs

BURBERRY GROUP PLC – VALUATION OF MAJOR PROPERTIES

In accordance with your instructions, we have inspected the eight properties which are listed in the attached schedules and have made such enquiries as we deem necessary and relevant in order to provide you with our opinion of the existing use value of the properties, as at 12 July 2002, for the purposes of inclusion in Listing Particulars prepared in accordance with the Listing Rules published by the UK Listing Authority (the "Listing Rules") relating to the proposed listing on the London Stock Exchange of the Company. In this report, references to "Company" include its subsidiaries.

This valuation certificate has been prepared in accordance with the current edition of the Appraisal and Valuation Manual issued by the Royal Institution of Chartered Surveyors (the "RICS") and the relevant provisions of Chapter 18 of the Listing Rules published by the UK Listing Authority.

BASIS OF VALUATION

The valuation has been carried out on the basis of Existing Use Value, which is defined as "an opinion of the best price at which the sale of an interest in property would have been completed unconditionally for cash consideration at the date of valuation, assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there has been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of the price and terms and for completion of the sale;

(c) that the state of the market, level of values, and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a purchaser with a special interest;

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion;

(f) the property can be used for the foreseeable future only for the existing use; and

(g) that vacant possession is provided on completion of the sale of all parts of the property occupied by the business."

This basis ignores any element of hope value for an alternative use, any value attributable to goodwill and any possible increase in value due to special investment or financial transactions (such as sale and leaseback) which would leave the owner with a different interest from the one which is valued. However, it includes any value attributable to any possibilities of extensions or further buildings on undeveloped land or redevelopment of existing buildings (all for the existing planning use) providing such construction can be undertaken without major interruption to the continuing business.

We confirm that we are External Valuers and that the valuation has been undertaken by suitably qualified persons. The properties in the United Kingdom have been valued by us and we have valued the overseas properties in conjunction with locally domiciled companies.

DESCRIPTION

The properties comprise five retail stores located in the United States and France, a showroom and office building in the United Kingdom and a factory, warehouse and office complex in Spain, all of which are currently occupied by the Company, with the exception of three upper floors of the property in Boston, United States which are let. In addition, there is a retail store in New York, United States, which is in the course of redevelopment with major alteration works currently being carried out, which, we are informed, is to be occupied by the Company on the completion of these works.

We are informed that, in respect of the factory, warehouse and office complex at 23/29 Calle Lima, Barcelona, development rights have been acquired which will enable the Company to construct additional floorspace to the building. There is no undeveloped land at the property, which could be utilised to extend the existing buildings, and we understand that the proposed additional space is to be provided within the existing buildings as further offices. Therefore, although this ability to provide additional floorspace is likely to be of value to the Company, we consider that this would not create additional value to the property for other potential occupiers.

In arriving at our opinions of value of the retail properties, we have disregarded the value of all fitting out works, which are in the nature of occupiers' equipment, fittings and demountable partitioning. We have had regard to some of the plant and machinery such as lifts, escalators, staircases and sprinklers that form part of the building service installations but have excluded all items of plant, machinery and equipment such as shopfronts, heating and air conditioning installations and similar fixed plant, which have been installed wholly or primarily in connection with the Company's commercial activities.

It is our experience that, in the case of prime retail properties, many items, such as shop fronts and heating and air conditioning services are removed, replaced or altered by incoming retailers, and the property returned to a shell condition prior to refitting. Thus their presence may have little or no value to other potential occupiers. We have therefore, taken this in to account in arriving at our valuations and, in respect of the property in the course of development, we have not deducted the cost of installing such services, fixtures and fittings.

Further details in respect of each of the properties are set out in the attached schedules.

The floor areas have been arrived at in accordance with the Code of Measuring Practice issued by the RICS.

INSPECTIONS

The properties were inspected between 23 April 2002 and 15 May 2002.

ASSUMPTIONS AND SOURCES OF INFORMATION

Title

We understand that the properties are of freehold tenure or in respect of the properties in the United States, France and Spain, are held on an equivalent basis to freehold tenure.

We have not inspected the title deeds, leases and related legal documents and, with the exception of matters disclosed to us by the Company, we have assumed that there are no unusual, onerous or restrictive covenants in the titles which are likely to affect the values. We have not made any formal searches or enquiries in respect of the properties and are, therefore, unable to accept responsibility in this connection.

We have disregarded any inter-company lettings and have arrived at our valuations of such accommodation on the basis of vacant possession.

Planning

We have not made any formal searches or enquiries in respect of the properties and are therefore unable to accept any responsibility in this connection. We have been informed by the Company that all of the necessary planning permissions have been obtained in respect of the property in the course of construction and we assume that the works will be carried out in accordance with these permissions.

We have made informal enquiries of the local planning authorities in whose areas the properties are situated as to whether or not they are affected by planning proposals. We have not received written replies and, accordingly, have had to rely upon information obtained verbally.

Licences and Consents

We have assumed that all consents, licences and permissions including, *inter alia*, fire certificates, enabling the properties to be put to their current uses have been obtained and that there are no outstanding works or conditions required by lessors or statutory, local or other competent authorities.

Condition and Deleterious Materials

We have not carried out building surveys, or tested any of the drainage or service installations, as this was outside the scope of our instructions, but we have had regard to the general condition of the properties evident from our inspections. We have assumed that no materials have been used in the construction or subsequent alteration of the properties which are deleterious, hazardous or likely to cause structural defects.

Our valuation does not take account of any rights, obligations or liabilities, whether prospective or accrued, under the Defective Premises Act 1972 and assumes that the properties comply with current Health & Safety and Disability legislation.

Environmental Matters

We have not carried out environmental audits, neither have we carried out any soil, geological or other tests or surveys in order to ascertain the site conditions or other environmental conditions of the properties. We have assumed that there are no unusual ground conditions, contamination, pollutants or other substances which may be environmentally harmful.

Costs of Redevelopment

In the case of the property in New York, which is undergoing major alterations, the estimated cost of completing the redevelopment is the total cost of undertaking the redevelopment less costs that have been incurred to date.

Costs of Realisation

In arriving at our valuation, no allowance has been made for any costs that would be incurred on the sale of the properties, any liability for tax which may arise in the event of disposal, or for the existence of any mortgage or similar financial encumbrance over the properties. We have, however, where appropriate, made the usual deductions reflecting purchasers' acquisition costs.

VALUATION

We are of the opinion that the Existing Use Value of the eight properties, as at 12 July 2002, subject to the lettings at the property in Boston, United States but otherwise with vacant possession, is £118,569,012 (one hundred and eighteen million, five hundred and sixty nine thousand and twelve pounds). The individual property valuations are set out in the attached schedules.

A summary of the aggregate positive value, according to categories of property, is as follows:

Operational Properties	£64,315,960
Properties in the course of development	£54,253,052
	£118,569,012

The apportionment between properties within the United Kingdom and overseas is as follows:

United Kingdom	£9,000,000
Overseas	£109,569,012
	£118,569,012

DISCLOSURE

Neither the whole nor any part of this Valuation Report or any reference thereto may be included in any published document, circular or statement or be published in any way without our previous written approval of the form and context in which it may appear.

Yours faithfully

R N Francis BSc MRICS
Director
for Colliers Conrad Ritblat Erdman

SCHEDULE A. OPERATIONAL PROPERTIES

Property	Description, Age and Tenure	Existing Use Value £
United Kingdom		
18/22 Haymarket, London SW1	Five storey showroom and office building having a total net internal floor area of about 24,175 sq ft (2,245.9 m²). Built about 1920. Freehold	£9,000,000
France		
8 Boulevard Malesherbes, Paris	Shop on ground and six upper floors together with two basement levels having a total gross internal floor area of about 21,950 sq ft (2,040 m²). Built in the early 1900's. Freehold	£6,707,122 (10,500,000 Euro)
55 Rue de Rennes, Paris	Shop on ground and basement floors having a total gross internal floor area of about 3,981 sq ft (370 m²), forming part of a seven storey building. Built in the early 1900's. Freehold	£6,259,981 (9,800,000 Euro)
Spain		
23/29 Calle Lima, Barcelona	Single storey warehouse and a five storey office and factory complex having a total gross internal floor area of about 409,769 sq ft (38,068.5 m²). Built in phases between about 1997 and 2000. Freehold	£16,352,603 (25,600,000 Euro)
United States		
2 Newbury Street, Boston	Seven storey retail and office building having a total gross internal floor area of about 12,678 sq ft (1,177.8 m²). Built about 1900. Freehold subject to three lettings of the 3rd, 4th and 5th floors at a gross aggregate rent of $121,482 per annum which we estimate produces an aggregate net rental income of approximately $21,000 per annum, after allowing for the landlord's costs of repairs, maintenance, services and management.	£4,359,620 ($6,750,000)
633 North Michigan Avenue, Chicago	Three storey retail building having a total gross internal floor area of about 12,255 sq ft (1,138.5 m²). The building was constructed in 1937. Freehold	£10,333,915 ($16,000,000)
225 Post Street, San Francisco	Six storey retail building having a total gross internal floor area of about 17,335 sq ft (1,610.4 m²). Built about 1909. Freehold	£11,302,719 ($17,500,000)

SCHEDULE B. PROPERTIES IN THE COURSE OF DEVELOPMENT

Property	Description, Age and Tenure	Existing Use Value in existing state	Estimated completion and occupation date	Estimated costs of completing development	Existing Use Value when completed
United States					
7/9 East 57th Street, New York	Two, six storey retail buildings being combined to create a single retail store having a total gross internal floor area of about 34,905 sq ft (3,242.7 m²). Built about 1920. Freehold	£54,253,052 ($84,000,000)	November 2002	£3,875,218 ($6,000,000)	£58,128,270 ($90,000,000)

Note: We have adopted the noon buying rate in the City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). The Noon Buying Rate on 10 July 2002 at which US Dollars could be converted into pounds sterling was: £1.00: $1.5483. On 10 July 2002, the Noon Buying Rate at which US Dollars could be converted into Euro was: €1.00: $0.9890. Based on these buying rates Euro monetary amounts have been translated into pounds sterling at the rate of £1.00: €1.5655. These translations should not be construed as representations that the pounds sterling amounts actually represent the US Dollar or Euro amounts or could have been or could be converted into US Dollars or Euro at the rates indicated or at any other rates.

PART IX: The Global Offer

Description of the Global Offer

Burberry is offering 112,359,600 New Ordinary Shares by way of the Global Offer (assuming no exercise of the Over-allotment Option).

The Global Offer is being made by means of an offer of New Ordinary Shares to (i) certain institutional investors outside the United States and to qualified institutional buyers in the United States; and (ii) a limited number of other investors. GUS, Burberry and the Joint Global Co-ordinators have agreed to allocate to Mitsui New Ordinary Shares valued at £15 million at the Offer Price and Mitsui has agreed to subscribe for such shares conditional on Admission. The Joint Global Co-ordinators, in their sole discretion, will otherwise determine the categories of institutional investors who can participate in the Global Offer. In addition, Victor Barnett, the former Chairman of Burberry, has agreed to subscribe for New Ordinary Shares valued at £5 million at the Offer Price conditional on Admission. Victor Barnett served as Chairman of Burberry from 1997 to July 2001. He was instrumental in the recruitment of Rose Marie Bravo and led the negotiations in respect of the renewal of the Japanese licences, the Burberry Spain Acquisition, the Burberry Asia Acquisition and also the acquisition of the Burberry business in Korea.

The Global Offer will raise approximately £250 million of net proceeds for Burberry, (after deduction of underwriting commissions and expenses of the Global Offer payable by Burberry), assuming no exercise of the Over-allotment Option.

Immediately following Admission, approximately 21 percent of Burberry's ordinary shares will be held in public hands (as such term is defined in paragraph 3.20 of the Listing Rules) assuming no exercise of the Over-allotment Option.

Allocation and Pricing

The Joint Global Co-ordinators will determine the categories of (i) institutional investors who can participate in the Global Offer; and (ii) the limited number of other investors, and allocations of New Ordinary Shares in the Global Offer will be determined by the Joint Global Co-ordinators, in consultation with Burberry and GUS, after indications of interest from prospective investors have been received.

All New Ordinary Shares issued pursuant to the Global Offer will be issued payable in full at the Offer Price.

Admission is expected to take place and unconditional dealings in the ordinary shares are expected to commence on the London Stock Exchange at 8.00 a.m. (London time) on 18 July 2002. Prior to that time, it is expected that dealings in the ordinary shares will commence on a conditional basis on the London Stock Exchange at 8.00 a.m. (London time) on 12 July 2002. The date for settlement of such dealings will be 18 July 2002. All dealings between commencement of conditional dealings and the commencement of unconditional dealings will be on a "when issued basis" and at the risk of the parties concerned. These dates and times may be changed. If the Global Offer does not become unconditional, all such dealings will be of no effect.

It is expected that New Ordinary Shares allocated to investors in the Global Offer will be delivered in uncertificated form and settlement will take place through CREST on Admission.

CREST

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. Upon Admission, the Articles will permit the holding of ordinary shares under the CREST system. Burberry has applied for the ordinary shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in the ordinary shares following Admission may take place within the CREST system if any shareholder so wishes.

CREST is a voluntary system and holders of ordinary shares who wish to receive and retain share certificates will be able to do so. Investors applying for ordinary shares in the Global Offer may, however, elect to receive ordinary shares in uncertificated form if they are a system-member (as defined in the CREST Regulations) in relation to CREST.

Underwriting Arrangements

Burberry, GUS, the Directors, the Joint Global Co-ordinators and the other Underwriters have entered into the Underwriting Agreement pursuant to which the Underwriters have agreed on a several basis, subject to certain conditions, to procure subscribers for or, failing which, to subscribe for 104,003,079 of the New Ordinary Shares themselves. All such subscriptions will be at the Offer Price. Morgan Stanley Securities Limited retains the option to underwrite via its affiliate Morgan Stanley & Co. International Limited.

Further details of the terms of the Underwriting Agreement are set out in Part XI: "Additional Information – Underwriting Agreement".

Over-allotment Option

In connection with the Global Offer, Burberry has granted to Merrill Lynch International as stabilising manager an Over-allotment Option, pursuant to which Merrill Lynch International may subscribe, or procure subscribers for, up to 16,853,940 Over-allotment Shares for the purposes, *inter alia*, of allowing Merrill Lynch International to meet over-allocations in connection with the Global Offer and to cover short positions resulting from stabilisation transactions.

Lock-up Arrangements

Each of Burberry and GUS has undertaken in the Underwriting Agreement that during the period of 180 days from Admission it will not, subject to certain exceptions, among other things (i) offer, issue, lend, mortgage, charge, assign, pledge, sell or contract to sell, issue or grant any options, rights or warrants in respect of or otherwise transfer or dispose of, directly or indirectly, or announce an offering or issue of, any ordinary shares (or any interest therein or in respect thereof) or any other securities exchangeable for or convertible into, or substantially similar to, ordinary shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequence or the ownership of the ordinary shares, without the prior written consent of the Joint Sponsors and the Joint Global Co-ordinators. The foregoing undertaking by Burberry does not apply to the operation of the Burberry Share Incentive Plan or the Burberry International Free Share Plan, as described in paragraph 8 of Part XI: "Additional Information".

Each of the Directors has undertaken in the Underwriting Agreement that during the period of 365 days from Admission she or he will not, without the prior written consent of the Joint Sponsors and the Joint Global Co-ordinators, effect any of the transactions described above.

Mitsui has undertaken in an agreement with the Joint Sponsors and the Joint Global Co-ordinators, that during the period of 180 days from Admission it will not, subject to certain exceptions (i) offer, issue, lend, mortgage, charge, assign, pledge, sell or contract to sell, issue or grant any options, rights or warrants in respect of or otherwise transfer or dispose of, directly or indirectly, or announce an offering or issue of, any ordinary shares (or any interest therein or in respect thereof) or any other securities exchangeable for or convertible into, or substantially similar to, ordinary shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequence or the ownership of ordinary shares without the prior written consent of the Joint Sponsors and the Joint Global Co-ordinators.

Securities Laws

The distribution of this document and the offer of ordinary shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions, including those set out in paragraph 13 of Part XI: "Additional Information". Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Use of Proceeds

The net proceeds Burberry will receive from the issue of the New Ordinary Shares in the Global Offer, assuming the Over-allotment Option is exercised in full, will be approximately £287 million after deduction of underwriting commissions and expenses of the Global Offer payable by Burberry.

Burberry intends to use most of the net proceeds of the Global Offer to repay in part inter-company borrowings from the GUS Group used to fund the acquisition of various Burberry companies and receivables from the GUS

Group as part of the Reorganisation. Burberry will be left with a net cash balance of approximately £10 million which will be used to support its growth strategies, including its planned retail expansion and site acquisition programme.

The proceeds from any exercise of the Over-allotment Option will also be used to repay the balance of the inter-company borrowings. If the Over-allotment Option is not exercised or is exercised in part only, the GUS Group has agreed to waive any remaining debt due to it from Burberry.

Indemnities

In connection with the Global Offer, GUS has agreed to indemnify each of the Directors, in their capacity as Directors of Burberry, against any and all claims and losses incurred by them which arise out of or are connected to the Global Offer. However, GUS will not be liable to the extent that a claim or loss arises out of fraud, dishonesty, a reckless act or reckless omission on the part of a Director. Where a Director claims under this indemnity, she/he is obliged to use reasonable efforts to recover under any other agreement that Director has with Burberry (for example, the indemnity described below) or under an insurance policy (if any).

Burberry has agreed to indemnify each of the Directors against all claims and losses which a Director incurs and which arise out of or are connected to the exercise by a Director of her/his duties and powers as a Burberry Director in connection with the Global Offer. Burberry will not be liable to the extent that a claim or loss arises as a result of the Director's negligence, default, breach of duty or breach of trust in relation to Burberry.

Neither GUS nor the Company has taken out insurance cover in respect of these liabilities.

PART X: Taxation

Introduction

The statements set out below are intended only as a general guide to current UK and US tax law and practice and apply only to certain categories of person. The summary does not purport to be a complete analysis or listing of all the potential tax consequences of holding our ordinary shares. Prospective subscribers for New Ordinary Shares are advised to consult their own tax advisers concerning the consequences under UK and US federal, state and local, and other laws of the acquisition, ownership and disposition of our ordinary shares and in relation to possible changes in law. This summary is based on (i) UK law and UK Inland Revenue practice and (ii) US law and practice all in effect as of the date of these Listing Particulars and which may be subject to change, perhaps with retroactive effect.

The statements are not applicable to all categories of shareholders, and in particular are not (unless expressly referred to) addressed to: (i) shareholders who do not hold their ordinary shares as capital assets; (ii) shareholders who own (or are deemed to own) 10 percent or more of the voting power of Burberry; (iii) special classes of shareholders such as dealers in securities, traders in securities that elect mark to market, broker-dealers, insurance companies and investment companies; (iv) shareholders who hold ordinary shares as part of a hedge, straddle conversion or other integrated transaction; and (v) shareholders who hold ordinary shares in connection with a trade, profession or vocation carried on outside the country of residence of that shareholder (whether through a branch or agency or otherwise).

UK Taxation

Taxation of Dividends

Burberry will not be required to withhold tax at source when paying a dividend.

An individual shareholder who is resident in the United Kingdom (for tax purposes) and who receives a dividend from Burberry will be entitled to a tax credit which such shareholder may set off against his total income tax liability on the dividend. The tax credit will be equal to one-ninth of the cash dividend received. A UK resident individual shareholder who is liable to income tax at the starting or basic rate will be subject to tax on the dividend at the rate of 10 percent of the aggregate of the dividend and the tax credit (the "gross dividend"), so that the tax credit will satisfy in full such shareholder's liability to income tax on the dividend. A UK resident individual shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to repayment of the tax credit. In the case of a UK resident individual shareholder who is liable to income tax at the higher rate, the tax credit will be set against but not fully match his tax liability on the gross dividend and he will have to account for additional tax equal to 22.5 percent of the gross dividend (which is also equal to 25 percent of the cash dividend received) to the extent that the gross dividend (treated as the top slice of his income) falls above the threshold for higher rate income tax.

UK resident taxpayers who are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by Burberry, although charities will be entitled to limited compensation in lieu of repayable tax credits until 5 April 2004.

Tax credits on dividends paid by Burberry in respect of New Ordinary Shares held in personal equity plans ("PEPs") or individual savings accounts ("ISAs") will generally be repayable on dividends paid on or before 5 April 2004.

UK resident corporate shareholders will generally not be subject to corporation tax on dividends paid by Burberry. Such shareholders will not be able to claim repayment of tax credits attaching to dividends.

Whether a non-UK resident shareholder is entitled to a tax credit in respect of dividends paid by Burberry and to claim payment of any part of that tax credit will depend on the provisions of any double taxation convention or agreement which may exist between that shareholder's country of residence and the United Kingdom. As a general rule, shareholders who are resident outside the UK for tax purposes will not be entitled to any payment from the Inland Revenue in respect of the tax credit attaching to any dividend paid by Burberry. A shareholder who is not resident in the United Kingdom (for tax purposes) should consult his own tax adviser concerning his tax liabilities on dividends received from Burberry.

Taxation of Capital Gains

A disposal of ordinary shares by a shareholder who is resident or ordinarily resident in the United Kingdom for tax purposes may give rise to a chargeable gain or allowable loss for the purposes of the taxation of capital gains. Individuals who dispose of New Ordinary Shares while they are temporarily non-resident in the United Kingdom for tax purposes may, under special rules, still be liable to UK tax on any capital gain realised (subject to any available exemption or relief).

An individual shareholder who is neither resident nor ordinarily resident for tax purposes in the United Kingdom and who does not return to the United Kingdom within five years of disposal will not normally be liable for UK taxation on capital gains realised on the disposal of such shareholder's New Ordinary Shares unless, at the time of the disposal, such shareholder carries on a trade (which for this purpose includes a profession or vocation) in the United Kingdom through a branch or agency and such New Ordinary Shares are, or have been used, held or acquired for the purposes of such trade or branch or agency.

UK Inheritance and Gift Taxes

Ordinary shares beneficially owned by an individual will be subject to UK inheritance tax on the death of the individual or, in certain circumstances, if the New Ordinary Shares are the subject of a gift by such individual even where the individual shareholder is neither domiciled nor deemed to be domiciled in the United Kingdom under certain rules relating to long residence or previous domicile. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Inheritance tax is not generally chargeable on gifts to individuals or to certain types of settlement made more than seven years before the death of the donor. UK inheritance tax is chargeable on shares situated in the United Kingdom at the time of the death or gift. Registered shares are situated where they are registered, which is generally the place where the share register is maintained and where transfer of the shares can be legally executed. As Burberry's share register will be maintained in the United Kingdom, the New Ordinary Shares will be assets situated in the United Kingdom for the purposes of UK inheritance tax. Special rules also apply to close companies and to trustees of settlements who hold ordinary shares bringing them within the charge to inheritance tax.

Shareholders should consult an appropriate professional adviser if they make a gift of any kind or intend to hold any ordinary shares through trust arrangements.

Shareholders should seek professional advice in a situation where there is a potential for a double charge to UK inheritance tax and an equivalent tax in another country.

Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

Holders of ordinary shares will be registered on Burberry's register in the United Kingdom. Persons who are a "system member" of CREST (as defined in the relevant regulations) may elect to hold their ordinary shares through CREST for trading on the main market.

(a) Ordinary shares registered on our UK share register

No stamp duty or SDRT will be payable on the issue by Burberry of New Ordinary Shares pursuant to the Global Offer.

Stamp duty at the rate of 0.5 percent of the amount or value of the consideration given (rounded up to the next multiple of £5) is payable on an instrument transferring New Ordinary Shares. A charge to SDRT will also arise on an agreement to transfer New Ordinary Shares (at the rate of 0.5 percent of the amount or value of the consideration paid), although the liability will be cancelled and any SDRT already paid will be repaid, generally with interest, provided that the instrument transferring New Ordinary Shares is executed and duly stamped within six years of the date on which the liability to SDRT arises. Higher rates may apply in certain circumstances.

(b) *Ordinary shares held through CREST*

Under the CREST system, no stamp duty or SDRT will arise on a transfer of ordinary shares into the system unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5 percent) will arise. Paperless transfers of ordinary shares within CREST will be liable to SDRT at a rate of 0.5 percent of the value of the consideration rather than stamp duty. CREST is obliged to collect SDRT from the purchaser of the New Ordinary Shares on relevant transactions settled within the system.

(c) *Ordinary shares held through Clearance Systems or Depositary Receipt Arrangements*

Where New Ordinary Shares are issued or transferred (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty or SDRT will be payable at the higher rate of 1.5 percent of the amount or value of the consideration payable or, in certain circumstances, the value of the New Ordinary Shares (rounded up to the next £5 in the case of stamp duty). This liability for stamp duty or SDRT will strictly be accountable by the depositary or clearance service operator or their nominee, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt scheme. Clearance services may opt, provided certain conditions are satisfied, for the normal rate of stamp duty or SDRT (0.5 percent of the consideration paid) to apply to issues or transfers of New Ordinary Shares into, and to transactions within, such services instead of the higher rate of 1.5 percent generally applying to an issue or transfer of New Ordinary Shares into the clearance service and instead of the exemption from SDRT on transfers of New Ordinary Shares whilst in the service.

US Taxation

US Federal Income Taxation

The following is a summary of the material US federal income tax consequences of the acquisition, ownership and disposition of ordinary shares by a US Holder (as defined below). This summary deals only with initial purchasers of ordinary shares that are US Holders. In addition to the investors described in the "Introduction", this summary does not address tax considerations applicable to investors such as banks, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, persons resident or ordinarily resident in the UK or investors whose functional currency is not the US Dollar.

As used herein, the term "US Holder" means a beneficial owner of ordinary shares that is (i) a citizen or resident of the United States for US federal income tax purposes, (ii) a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any state thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

The summary assumes that Burberry is not a passive foreign investment company (a "PFIC") for US federal income tax purposes, which Burberry believes to be the case. Possible status of Burberry as a PFIC must be determined annually and therefore may be subject to change. If Burberry were to be a PFIC in any year, special, possibly materially adverse, consequences would result for US Holders.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as on the income tax treaty between the United States and the United Kingdom (the "Treaty"), all as currently in effect and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF US FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF THE ORDINARY SHARES, INCLUDING THEIR ELIGIBILITY FOR THE BENEFITS OF THE TREATY, THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Distributions

General

Distributions paid by Burberry out of current or accumulated earnings and profits (as determined for US federal income tax purposes), will generally be taxable to a US Holder as foreign source ordinary income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder's basis in the ordinary shares and thereafter as capital gain. Because Burberry will not calculate its earnings and profits under US rules, a US Holder will not be able to demonstrate that a dividend is not out of earnings and profits.

Foreign Currency Dividends

Dividends paid in pounds sterling will be included in income in a US Dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the US Holder, regardless of whether the pounds sterling are converted into US Dollars. Any gain or loss that a US Holder recognises on a subsequent conversion of pounds sterling into US Dollars generally will be US source ordinary income. If dividends received in pounds sterling are converted into US Dollars on the day they are received, the US Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income.

Effect of UK Tax Credit

As discussed in "UK Taxation – Taxation of Dividends and Distributions", under current law an individual shareholder who is resident in the United Kingdom for UK tax purposes and who receives a dividend from Burberry is entitled to claim a tax credit in the United Kingdom against its income tax liability attributable to the dividend. Although a US Holder that receives a dividend from Burberry will not be entitled to this UK tax credit, under the Treaty the US Holder may treat an amount equal to this credit (the "Tax Credit Amount") as a tax paid to the UK taxing authorities, for which the US Holder may claim a US foreign tax credit (as discussed below). Without providing further evidence of payment, the US Holder may claim a foreign tax credit for this amount by filing IRS Form 8833 with its income tax return for the relevant year.

Subject to certain limitations, a US Holder that makes the election on Form 8833 described above must include the Tax Credit amount in its income and will generally be entitled to a credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, equal to the Tax Credit Amount. For purposes of the foreign tax credit limitation, foreign source income is classified into one of several "baskets", and the credit for foreign taxes on income in any basket is limited to US federal income tax allocable to that income. Dividends paid by Burberry generally will constitute foreign source income in the "passive income" basket or, in the case of certain holders, the "financial services income" basket. In certain circumstances, a US Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the US Holder (i) has not held the ordinary shares for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, or (ii) holds the ordinary shares in arrangements in which the US Holder's expected profit, after non-US taxes, is insubstantial.

A new income tax treaty between the United States and the United Kingdom (the "New Treaty") has been signed but not ratified. Under the New Treaty, US Holders will no longer be entitled to a foreign tax credit in respect of the Tax Credit Amount. The New Treaty will apply to dividends paid or credited on or after the first day of the second month following the date on which the New Treaty enters into force. A US Holder may elect to continue to apply the terms of the current Treaty for an additional twelve-month period beginning on the date the New Treaty enters into force.

US Holders that are accrual basis taxpayers must translate UK taxes into US Dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all US Holders must translate taxable dividend income into US Dollars at the spot rate on the date received. This difference in exchange rates may reduce the US Dollar value of the credits for UK taxes relative to the US Holder's US federal income tax liability attributable to a dividend.

Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of making the election on Form 8833 described above and the New Treaty.

Sale or other Disposition

Upon a sale or other disposition of ordinary shares, a US Holder generally will recognise capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realised on the sale or other disposition and the US Holder's adjusted tax basis in the ordinary shares. This capital gain or loss will be long term capital gain or loss if the US Holder's holding period in the ordinary shares exceeds one year. For a non-corporate US Holder, the maximum long term capital gains rate is 20 percent, which is further reduced to 18 percent if the ordinary shares have been held for more than five years.

Any gain or loss will generally be US source, except that losses will be treated as foreign source to the extent the US Holder received dividends that were includable in the financial services income basket during the 24-month period prior to the sale.

A US Holder that receives pounds sterling on the sale or other disposition of the ordinary shares will realise an amount equal to the US dollar value of the pounds sterling on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). A US Holder will have a tax basis in the pounds sterling received equal to the US Dollar amount realised. Any gain or loss realised by a US Holder on a subsequent conversion of the pounds sterling into US dollars will generally be US source ordinary income or loss.

Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to ordinary shares by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US Holders (including, among others, corporations) are not subject to information reporting and/or backup withholding. A US Holder can claim a credit against its US federal income tax liability for the amount of any backup withholding and a refund of any excess amount. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

PART XI: Additional Information

1. Incorporation

The Company's registered office and principal place of business is at 18-22 Haymarket, London, SW1Y 4DQ. Burberry was incorporated and registered in England and Wales on 30 October 1997 as a private company limited by shares under the Companies Act with the name Hackremco (No. 1279) Limited and with registered number 3458224. On 4 December 1997, the Company's name changed to Burberry's Group Limited and, on 10 March 1999, the Company's name changed to Burberry Group Limited. On 13 June 2002, Burberry reregistered as a public company and accordingly changed its name to Burberry Group plc.

The principal legislation under which Burberry operates is the Companies Act and regulations made thereunder.

2. Reorganisation and Reduction of Capital

In order to ensure that all the required components of the Company's business are contained within Burberry Group and any non-Burberry components are retained within the GUS Group in a tax efficient manner, the Reorganisation has been initiated. Part of the Reorganisation has already been completed and the remaining part is due to be effected before Admission or, in respect of certain non-material matters, shortly thereafter.

The Reorganisation includes the acquisition by Burberry from the GUS Group of those Burberry companies it does not already hold directly and the acquisition of certain receivables held by the GUS Group in respect of Burberry Group's Spanish subsidiaries. Burberry will finance these acquisitions using loans from the GUS Group.

The debt arising from these loans from the GUS Group will be repaid in part using the proceeds of the Global Offer. Some of the remaining debt will be capitalised, shortly before Admission, by way of the Rights Issue. The issue of shares pursuant to the Rights Issue will create additional share premium. Proceeds from any exercise of the Over-allotment Option will be used to repay the debt remaining after the Rights Issue. If the Over-allotment Option is not exercised, or is exercised in part, GUS has agreed to waive the remaining debt due to it from us.

One impact of the transactions undertaken pursuant to the Reorganisation, under UK accounting principles, is a recording of a distribution out of the consolidated reserves of Burberry Group. As a result of this distribution, a net deficit on consolidated reserves arises in Burberry Group consolidated accounts. Therefore, in order to eliminate the impact upon consolidated reserves of Burberry Group arising as a result of the Reorganisation, the Reduction of Capital is scheduled to be confirmed at a hearing before the Companies Court Registrar before Admission. The Reduction of Capital will include a reduction of at least part of the share premium account created as a result of the Rights Issue and at least part of the share premium account arising on the issue of New Ordinary Shares under the Global Offer.

The Reduction of Capital will be conditional on Admission, the confirmation of the Reduction of Capital by the High Court of Justice in England and Wales and the registration by the Registrar of Companies of an office copy of the Court order confirming the Reduction of Capital. Upon Admission, Burberry's share capital will be as described in paragraph 3 of this Part XI: "Additional Information – Share Capital".

Although the Reorganisation should be substantially complete on Admission, certain non-material matters associated with the Reorganisation (such as the assignment of certain contracts or the granting of certain licences, and the transfer of legal title to certain assets and properties) may remain to be completed. The Directors believe that appropriate material assets will have been validly transferred to Burberry and, to the extent that non-material assets will not yet have been transferred, no such outstanding matters will impair, in any material respect, the ability of Burberry to carry on its business in the ordinary course. Whether any such matters remain outstanding after Admission will not prevent the Reorganisation becoming fully effective and would not have a material adverse effect on Burberry Group's financial condition or results of operations.

The transactions contemplated as part of the Reorganisation may affect certain of Burberry Group's contractual, financial and other arrangements which give the other parties to such arrangements the right to terminate or modify such arrangements on the occurrence of certain events, which could include aspects of the Reorganisation. We believe that all material consents required for the Reorganisation have been obtained and do not expect any of the other parties to these arrangements to exercise any such rights of termination or modification. However, should any such rights be exercised, the Company does not expect the Group's financial condition or results of operations to be materially adversely affected. In addition, the Company believes, given the Tax Indemnity, and on the advice of GUS's external tax advisers, that the Reorganisation will not give rise to any significant tax liability, whether actual or contingent, for Burberry.

The Directors believe that, in the event of a demerger of Burberry from GUS, the Company would be able to operate autonomously from GUS.

On 14 June 2002, the Directors declared an interim dividend of £219 million which was paid to the GUS Group.

In order to ensure that Burberry remains in the same group of companies as GUS for capital gains tax purposes, GUS Holdings Limited holds preference shares in Burberry. If GUS ceases to hold more than 50 percent of the issued share capital of Burberry, the preference shares will be redeemed. For a complete description of the preference shares, see paragraph 4 of this Part XI: "Additional Information – Memorandum and Articles of Association".

The first annual accounts following Admission will be prepared in accordance with applicable United Kingdom law and accounting standards. The basis of consolidation will be to include all subsidiaries and quasi-subsidiaries from and to their dates of acquisition and disposal respectively, including those companies that do not form the basis of the continuing Burberry Group, none of which were managed by the Burberry Group. The Company will also include financial information in its annual accounts on a proforma basis, consistent with this document.

3. Share Capital

Burberry

(a) On incorporation, the authorised share capital of Burberry was £100 divided into 100 ordinary shares of £1 each, of which one was issued for cash at par to the subscriber to the memorandum of association, Hackwood Secretaries Limited of One Silk Street, London EC2Y 8HQ.

(b) By a written resolution of Burberry passed on 8 December 1997, the authorised share capital of Burberry was increased from 100 to 1,000,000,000 ordinary shares of £1 each and the Directors were authorised for the purposes of Section 80 of the Companies Act to exercise all the powers of Burberry to allot relevant securities (as defined in that section) up to the aggregate nominal amount of £999,999,999, such authority to expire on 8 December 2002.

(c) On 14 March 2000, Burberry allotted and issued fully paid-up 200 ordinary shares of £1 each to GUS Holdings Limited for consideration of a loan receivable in the principal amount of US$80,000,000.

(d) As at 14 March 2000, Burberry's issued share capital was 500 ordinary shares.

(e) By a written resolution of Burberry passed on 12 June 2002:

   (i) Burberry allotted and issued for cash at par 49,500 ordinary shares of £1 each to GUS Holdings Limited;

   (ii) Burberry allotted and issued for cash at par one ordinary share of £1 to Michael Mahony, held in trust for GUS Holdings Limited; and

   (iii) redesignated one unissued ordinary share of £1 as a preference share of £1.

(f) By a written resolution of Burberry passed on 14 June 2002 it was resolved:

   (i) to increase the authorised share capital of Burberry from £1,000,000,000 to £1,000,799,999 by the creation of a further 799,999 preference shares of £1 each;

   (ii) to subdivide each ordinary share of £1 into 2,000 ordinary shares of 0.05p each and to subdivide each preference share of £1 each into preference shares of 0.05p each;

   (iii) without prejudice to the authority contained in the Articles of Association, generally and unconditionally to authorise the Directors pursuant to Section 80 of the Companies Act to exercise all the powers of the Company to allot the preference shares up to an aggregate nominal amount of £800,000, such authority to expire on the date of the annual general meeting in 2007 or on 14 June 2007 (save that the Company may, at any time prior to the expiry of such authority, make an offer or agreement which would or might require preference shares to be allotted after the expiry of such authority and the Directors may allot preference shares in pursuance of such an offer or agreement as if such authority had not expired); and

(iv) without prejudice to the authority contained in the Articles of Association, to empower the Directors pursuant to the Section 80 authority described in paragraph (f) (iii) above to allot preference shares of the Company for cash, such authority to expire on the date of the annual general meeting in 2007 or on 14 June 2007, as if Section 89 of the Companies Act did not apply to such allotment but limiting such power to (i) the allotment of equity securities in connection with a rights issue, and (ii) the allotment (otherwise than pursuant to (i)) of preference shares up to an aggregate nominal amount of £800,000.

(g) On 14 June 2002, Burberry allotted and issued fully-paid 1,600,000,000 preference shares of 0.05p each to GUS Holdings Limited for cash.

(h) By a special written resolution of Burberry passed on 2 July 2002 it was resolved:

(i) generally and unconditionally to authorise the Directors pursuant to Section 80 of the Companies Act to exercise all the powers of the Company to allot relevant securities (as defined in that section) up to an aggregate nominal amount of £258,427, such authority to expire on the date of the Annual General Meeting in 2007, or on 2 July 2007, whichever is the earlier (save that the Company may, at any time prior to the expiry of such authority, make an offer or agreement which would or might require relevant securities to be allotted after the expiry of such authority and the Directors may allot relevant securities in pursuance of such an offer or agreement as if such authority had not expired); and

(ii) to empower the Directors pursuant to the Section 80 authority described in paragraph (f) (i) above to allot ordinary shares of the Company for cash for a period until the conclusion of the next annual general meeting of the Company after Admission as if Section 89 of the Companies Act did not apply to such allotment but limiting such power to (i) the New Ordinary Shares to be issued pursuant to the Global Offer and the Over-allotment Option, (ii) the allotment of equity securities in connection with a rights issue, and (iii) the allotment (otherwise than pursuant to (i) and (ii)) of equity securities up to an aggregate nominal amount of £2,500 (being 5 percent of the issued ordinary share capital of the Company following the Global Offer).

(i) As at the date of this document, the authorised and issued share capital of Burberry is as follows:

Authorised			*Issued*	
Number	*Amount*	*Class of Shares*	*Number*	*Amount*
1,999,999,998,000	£999,999,999	Ordinary (0.05p each)	100,002,000	£50,001
1,600,000,000	£800,000	Preference (0.05p each)	1,600,000,000	£800,000

(j) On or around 15 July 2002, Burberry will issue a further 287,638,400 ordinary shares to GUS Holdings Limited by way of a rights issue wherein Burberry will issue 2,876,384 ordinary shares for every 1,000,020 ordinary shares held.

(k) Burberry's authorised and issued share capital fully paid or credited as fully paid, all of which will be in registered form, is expected to be as set out below immediately following Admission:

Authorised			*Issued*			
			Assuming full exercise of the Over-allotment Option		*Assuming no exercise of the Over-allotment Option*	
Number	*Amount*	*Class of Shares*	*Number*	*Amount*	*Number*	*Amount*
1,999,999,998,000	£999,999,999	Ordinary (0.05 pence each)	516,853,940	£258,427	500,000,000	£250,000
1,600,000,000	£800,000	Preference (0.05 pence each)	1,600,000,000	£800,000	1,600,000,000	£800,000

(l) The provisions of Section 89(1) of the Companies Act (which, to the extent not disapplied pursuant to Section 95 of the Companies Act, confer on shareholders rights of pre-emption in respect of the allotment of equity securities (as defined in Section 94(2) of the Companies Act) which are, or are to be, paid up in cash) apply to the authorised but unissued share capital of Burberry except to the extent disapplied by the resolution referred to in paragraph (f)(ii).

(m) None of the New Ordinary Shares are being sold or are being made available to the public in conjunction with the application for Admission.

(n) The Offer Price of 230p at which the New Ordinary Shares are being offered represents a premium of 229.95p over the nominal value of 0.05p per ordinary share. The par value together with premium of each share issued is payable in full on Admission under the terms of the Global Offer.

The share capital history of Burberry's material subsidiaries is as follows:

Burberry Limited

The total value of the authorised share capital of Burberry Limited is £21,650,000 which includes the increase of share capital on 18 January 2002 which created 20,000,000 participating preference shares. There are currently 1,650,000 authorised ordinary shares of £1 each, of which 325,000 are held by Burberry (UK) Limited, and 325,000 are held by Burberry London Limited. The 20,000,000 participating preference shares of £1 each were issued on 18 January 2002 to Burberry, and were subsequently transferred to Burberry Holdings Limited on 15 February 2002.

Burberry Italy Retail Limited

The share capital of Burberry Italy Retail Limited, which was incorporated on 29 January 2002, is £100, divided into 100 ordinary shares of £1 each. One subscriber share was issued to York Place Company Nominees Limited on incorporation, and was subsequently transferred to Burberry International Holdings Limited which is now its sole shareholder.

Burberry (France) S.A.

On 22 November 2001, the par value of FF100 of each of the 208,560 issued shares was converted to Euros and the par value of each issued share was decreased by €0.24490 to make the par value of each share €15.

The share capital of Burberry (France) S.A. is made up of only one class of shares, all 208,560 of which are issued. GUS Holdings B.V. holds 208,554 shares and Michael Mahony, Michael Metcalf, Rose Marie Bravo, Sarah Corbett, Paul Kendall and Ulrik Garde Due each hold one share. Pursuant to the subscription agreement (the details of which are set out in paragraph 14 of this Part XI: "Additional Information – Material Contracts"), GUS Holdings B.V. transferred its 208,554 shares to Burberry Jersey (No. 2) Limited, which in turn is transferred pursuant to the Share Transfer Agreement 2 (the details of which are set out in paragraph 14 of this Part XI: "Additional Information – Material Contracts") to Burberry.

Burberry (Suisse) S.A.

The share capital of Burberry (Suisse) S.A. is CHF500,000 divided into 500 registered shares of CHF1,000 each, all of which are of the same class and are issued. GUS Holdings B.V. holds 497 shares, and Michael Metcalf, Rudolph Tschani and Andreas von Planta each hold one share (held on trust for GUS Holdings B.V.).

The share capital of Burberry (Suisse) S.A. was increased on 7 July 1999 from CHF250,000 to the current CHF500,000. Pursuant to the Share Transfer Agreement 2 (the details of which are set out in paragraph 14 of this Part XI: "Additional Information – Material Contracts"), GUS Holdings B.V. transferred its 497 shares and its beneficial interest in the remaining three shares to Burberry.

Burberry Italy S.R.L.

The authorised share capital of Burberry Italy S.R.L. is €10,200. The issued share capital is 20,000 shares of which 99.5 percent are issued to Burberry and 0.5 percent are issued to WL Nominees Limited which is held on trust for Burberry. The par value of each issued share is €0.51.

Burberry (Deutschland) GmbH

On 27 June 2001, Burberry (Deutschland) GmbH's share capital of DEM 3,750,000 was conditionally increased through a shareholders' resolution by a further participation of DEM 161,660, to be issued to its sole shareholder Burberry (France) S.A., and the decision was taken that the share capital was then to be converted into Euro, totalling €2,000,000. This share capital increase and the conversion of the share capital from DEM to Euro became effective on their entry into the commercial register on 6 June 2002.

Burberry (Spain) S.A.

The share capital of Burberry (Spain) S.A. is €601,601 divided into 100,100 shares of €6.01 each, all of which are issued to Burberry (Spain) Holdings S.L. The share capital was converted into Euro on 30 March 2001.

Mercader y Casadevall S.A.

The share capital of Mercader y Casadevall S.A. is €721,200 divided into 120,000 shares of €6.01 all of which are held by Burberry (Spain) Holdings S.L. The share capital was converted into Euro on 30 March 2001.

Burberry (Spain) Retail S.L.

Burberry (Spain) Retail S.L. was incorporated on 14 November 2001. Its share capital is €3,010 divided into 3,010 shares of €1 each, all of which are issued to Burberry (Spain) Holdings S.L.

Burberry Limited (US company)

The share capital of Burberry Limited is $100,021, divided into 210 shares of Class X Common Stock with a par value of $0.10 each and 100,000 shares of Class Y Common Stock with a par value of $1.00 each. Burberry US LLC is the sole shareholder of Burberry Limited, holding 58 shares of Class X Common Stock and all 100,000 shares of Class Y Common Stock.

On 14 March 2000, 210 existing shares of Common Stock, all of which were held by Burberrys Delaware General Partnership, were reclassified as 210 shares of Class X Common Stock, and 100,000 shares of Class Y Common Stock were authorised and issued to Burberry US Holdings Limited.

On 16 November 2001, Burberrys Delaware General Partnership became the shareholder of 100,000 shares of Class Y Common Stock, and sold 157 shares of Class X Common Stock to Burberry US LLC.

On 1 December 2001, Burberrys Delaware General Partnership transferred all 100,000 shares of Class Y Common Stock and its remaining 53 shares of Class X Common Stock to Burberry US LLC.

On 3 December 2001, Burberry Limited repurchased 152 shares of Class X Common Stock from Burberry US LLC.

Burberry (Wholesale) Limited (US company)

The share capital of Burberry (Wholesale) Limited is $100,200, divided into 200 shares of Class X Common Stock with a par value of $1.00 each, and 100,000 shares of Class Y Common Stock with a par value of $1.00 each. Burberry US LLC is the sole shareholder of Burberry (Wholesale) Limited, holding 41 shares of Class X Common Stock and all 100,000 shares of Class Y Common Stock.

On 14 March 2000, 200 existing shares of Common Stock, all of which were held by Burberrys Delaware General Partnership, were reclassified as 200 shares of Class X Common Stock, and 100,000 shares of Class Y Common Stock were authorised and issued to Burberry US Holdings Limited.

On 16 November 2001, Burberrys Delaware General Partnership became the shareholder of the 100,000 shares of Class Y Common Stock, and sold 150 shares of Class X Common Stock to Burberry US LLC.

On 1 December 2001, Burberrys Delaware General Partnership transferred all 100,000 shares of Class Y Common Stock and its remaining 50 shares of Class X Common Stock to Burberry US LLC.

On 3 December 2001, Burberry (Wholesale) Limited repurchased 159 shares of Class X Common Stock from Burberry US LLC.

Hampstead Properties, Inc.

The share capital of Hampstead Properties, Inc. is $100, divided into 100 shares of Common Stock with a par value of $1 each, all of which are issued to Hampstead Holdings Corporation.

Burberry Realty, Inc. (formerly GUS Realty, Inc.)

The share capital of Burberry Realty, Inc. (formerly GUS Realty, Inc.) is composed of 1,000 shares of Common Stock of no par value, of which 100 are issued to Burberry North America, Inc. (formerly GUS North America, Inc.), its sole shareholder.

Burberry Asia Limited

The share capital of Burberry Asia Limited, which was incorporated on 3 October 2001, is HK$50,000,000 divided into 5,000,000 shares of HK$10 each, of which 3,499,999 are held by Burberry Asia Holdings Limited and one share by Michael Mahony (held on trust for Burberry Asia Holdings Limited). Two subscriber shares were issued on incorporation. The other 3,499,998 shares were issued on 29 December 2001.

Burberry (Singapore) Distribution Company Pte Ltd

The share capital of Burberry (Singapore) Distribution Company Pte Ltd is S$5,000,000 divided into 5,000,000 ordinary shares of S$1 each, of which 2,900,000 are issued. On 13 September 2001, two subscriber shares were issued to Burberry International Holdings Limited (previously known as Burberry Asia Pacific Holdings Limited) and on 31 December 2001, 2,899,998 further shares were issued to Burberry International Holdings Limited.

Burberry Pacific Pty Ltd

The share capital of Burberry Pacific Pty Ltd, which was registered on 9 October 2001, is AUS$850,000 divided into 850,000 ordinary fully paid AUS$1 shares, all of which are issued to Burberry International Holdings Limited. A single share was issued on registration, and the remaining 849,999 shares were issued on 31 December 2001.

The Scotch House Limited

The share capital of The Scotch House Limited is £100, divided into 100 ordinary shares of £1 each, all of which are issued, and are currently held by Burberry.

Woodrow-Universal Limited

The share capital of Woodrow-Universal Limited is £300,000, divided into 1,200,000 ordinary shares of £0.25 each, of which 1,000,000 are held by Burberry.

Save as disclosed in this Part XI: "Additional Information – Share Capital":

(i) no share capital or loan capital of Burberry or (so far as is material and save for intra-group issues by wholly owned subsidiaries of Burberry) of any of its subsidiaries has, within the three years immediately preceding the date of these Listing Particulars, been issued or agreed to be issued fully or partly paid, either for cash or for a consideration other than cash;

(ii) no commissions, discounts, brokerages or other special terms have been granted by Burberry or any of our subsidiaries within the three years immediately preceding the date of these Listing Particulars in connection with the issue or sale of any of its share or loan capital or that of any of its subsidiaries; and

(iii) no share capital or loan capital of Burberry or of any of Burberry's subsidiaries is or will, immediately following Admission, be under option or is agreed or will, immediately following Admission, be agreed, conditionally or unconditionally, to be put under option.

4. Memorandum and Articles of Association

(a) Memorandum of Association

The Memorandum of Association provides that its principal objects are, amongst other things, to:

(1) carry on the business of a holding company in all its branches;

(2) carry on the businesses of manufacturing, importing, exporting, wholesaling, retailing, buying, selling, marketing, distributing, shipping and dealing in any products, goods, wares, merchandise or produce of any kind and acting as general merchants and traders; and

(3) carry on any other business or activity which may seem to us to be capable of being conveniently carried on in connection with our business or calculated to enhance the value or profitability of the business or which are considered incidental or conducive to any of Burberry's objects.

The objects of Burberry are set out in full in clause 4 of our Memorandum of Association, which is available for inspection at the address specified in paragraph 21 of this Part XI: "Additional Information – Documents Available for Inspection".

(b) Articles of Association

New articles of association of Burberry (the "Articles") have been adopted pursuant to a special resolution passed by a shareholders' written resolution on 12 June 2002. These Articles contain (amongst others) provisions to the following effect:

(1) Dividends

The Company may, by ordinary resolution, declare dividends, but no dividend shall exceed the amount recommended by the Directors. Where shares are not fully paid throughout the relevant period, unless the rights of the shares otherwise provide, all dividends will be apportioned and paid *pro rata* according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. No amount paid on a share in advance of calls will be treated as paid on the share. If any share is allotted or issued on terms providing that it shall rank for dividend from a particular date, that share will rank accordingly. Subject to the Companies Act, the Directors may pay interim dividends on shares of any class in amounts and on dates as they think fit and may pay the fixed dividends payable on any shares of the Company half yearly or otherwise on fixed dates.

The redeemable preference shares shall have the right to a non-cumulative dividend at the rate per annum of six-monthly LIBOR minus one percent and to a further dividend equal to the dividend per share paid on Burberry's ordinary shares once the total dividend on each of Burberry's ordinary shares that has been paid in any year reaches £100,000 per ordinary share.

No dividend will be paid other than out of the profits of Burberry available for distribution under the provisions of the Articles.

The Directors may retain any dividend payable in respect of a share on which Burberry has a lien and may apply such dividend towards satisfaction of the monies payable to Burberry in respect of that share.

Any dividend unclaimed for three years from the date on which it was declared or became due for payment shall be forfeited and shall revert to Burberry.

The Directors may, with the sanction of an ordinary resolution of Burberry in general meeting, direct payment of a dividend in whole or in part by the distribution of specific assets and, in particular, of paid up shares or debentures in other companies. Directors may offer shareholders the right to receive new ordinary shares in Burberry, credited as fully paid, instead of cash in respect of the whole or part dividend.

(2) *Winding-up*

The Directors may, in the name of and on behalf of Burberry, present a petition to the court for Burberry to be wound up. On a winding-up, holders of Burberry's redeemable preference shares will be entitled to repayment of the nominal value of the preference shares held by them in priority to any return of capital to other shareholders. If Burberry is dissolved, a liquidator may, with the authority of an extraordinary resolution and any other sanction required by the Insolvency Act 1986: (i) divide among the shareholders the assets of Burberry and may determine and assign fair value to the property to be divided and may decide how any division will be carried out between the shareholders of different classes of shares; and (ii) place any part of the assets in trusts for the benefit of shareholders as the liquidator thinks fit, and the liquidation may be closed and Burberry may be dissolved. No shareholder may be compelled to accept any shares or other property in respect of which there is a liability.

(3) *Redemption of preference shares*

The Company shall have the right, subject to the Companies Act, to redeem at any time and from time to time during the period commencing on the fifth Business Day after issue and ending when the whole of the preference shares in issue are redeemed, the whole or any part of the preference shares for the time being issued and outstanding upon giving to the holders of the particular preference shares to be redeemed not less than 30 days' prior notice in writing of the redemption date.

On a redemption of preference shares by Burberry, holders of preference shares are entitled to an amount paid up on each preference share together with an amount equal to all arrears of the preferential dividend calculated down to and including the date on which the shares are redeemed.

The Company shall, subject to the Companies Act, redeem on the fifth anniversary of the issue of the preference shares (or so soon thereafter as we shall be able to comply with the provisions of the Companies Act affecting the redemption of redeemable shares) all of the preference shares (if any) in issue on that date and the amount payable on redemption thereof shall be the sum specified in the paragraph above, provided that if we shall be unable in compliance with the Act to redeem all or any of the preference shares on that date, then we shall redeem such number of shares as may lawfully be redeemed at that time, which the Directors shall have absolute discretion to ascertain. Not less than 30 days' prior notice in writing of any such redemption shall be given to the holders of the preference shares.

(4) *Shareholders' meetings*

An annual general meeting of Burberry's shareholders must be held once each year within a period of not more than 15 months after the previous annual general meeting at a place as may be determined by the Directors. The Directors may make such arrangements as they consider appropriate for the purposes of maintaining security and order at general meetings, including the removal of persons from the meeting and the refusal of entry to those persons who refuse to submit to security searches. Meetings may take place by way of simultaneous attendance and participation of shareholders at more than one place.

The Directors may whenever they see fit, and in accordance with the statutes, convene an extraordinary general meeting.

(5) *Voting rights*

Shareholders shall have the right to receive notice of, to attend and to vote at all general meetings. Subject to the Articles generally and to any special voting rights or restrictions attached to any class of shares, on a show of hands each holder of shares (being an individual) present in person or (being a corporation) present by a duly authorised representative and entitled to vote shall have one vote, and on a poll each such holder who is present in person or by proxy and entitled to vote shall have one vote in respect of every share held by him. In the case of an equality of votes the chairman of the meeting shall be entitled to a casting vote in addition to any other vote he may have.

No shareholder shall, unless the Directors otherwise determine, be entitled to vote at any general meeting if any call or other sum presently payable by him in respect of his shares remains unpaid or if a shareholder has been served by the Directors with a restriction notice as described in paragraph 13 below.

The redeemable preference shares shall have no voting rights and no right to receive notice of, attend or speak at any meeting except on any matter which would constitute a variation of the rights of the redeemable preference shares. In this event, every holder of redeemable preference shares who is present at the meeting shall have one vote on a show of hands and, on a poll one vote for each redeemable preference share held by it.

(6) *Suspension of rights*

In addition to a prohibition on voting in respect of any share where any call or other sum presently payable by a shareholder to Burberry in respect of that share remains unpaid, if any shareholder, or any other person with an interest in shares in Burberry, has been duly served with a notice under Section 212 of the Companies Act and is in default for a period of 14 days in supplying Burberry with the information required, then unless the Directors determine otherwise, the shareholders or any other person with an interest in the shareholders' shares shall not, for so long as the default continues, be entitled to attend or vote, either personally or by proxy, at a shareholders' meeting or to exercise any other rights conferred to shareholders in relation to shareholders' meetings in respect of the shares to which the default relates (the "default shares") and any other shares held by the shareholder.

Where the default shares represent at least 0.25 percent of the issued shares of the class in question the Directors may, in their absolute discretion by notice (a "direction notice") direct, *inter alia*, that any dividend or part of any dividend or other money that otherwise would be payable in respect of the default shares shall be retained by Burberry, without any liability to pay interest and no transfer of any of the shares held by the member shall be registered unless the member is not himself in default in supplying the information requested and the transfer is part only of the member's holding and is accompanied by a certificate by the member, in a form satisfactory to the Directors, to the effect that, after due and careful enquiry, the member is satisfied that no person in default is interested in any shares subject to the transfer or the transfer is an approved transfer. In the case of shares in uncertificated form, the Directors may only exercise their discretion not to register a transfer if permitted to do so by the CREST Regulations. A direction notice may treat shares of a member in certificated and uncertificated form as separate holdings and apply to either or one only or treat each holding differently. Any direction notice will cease to have effect in relation to any shares that are transferred by a shareholder holding default shares representing 0.25 percent or more of the issued shares in question by means of an approved transfer or as described above.

(7) *Variation of rights*

Since Burberry's share capital is divided into different classes of shares, the rights attached to any class may (unless otherwise provided for in the terms of issue of a particular class), subject to the Companies Act, be varied or abrogated either with the written consent of the holders of three-quarters in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of that class. The rights may be varied or abrograted either as a going concern or during contemplation of a winding up. To every such separate general meeting of holders of the shares of any class, the provisions of the Articles relating to general meetings shall apply except that the necessary quorum at any such meeting other than an adjourned meeting will be at least two persons holding, or representing by proxy, at least one-third of the issued shares of the class and at an adjourned meeting one person holding shares of the class or his proxy. Any holder of shares of the class present in person or by proxy may demand a poll, and every holder shall on a poll have one vote for every share of the class held by him.

(8) *Alteration of share capital*

Burberry may from time to time, by ordinary resolution:

- increase its capital by the creation of new shares;
- consolidate and divide all or any of its share capital into shares of larger amounts than existing shares;
- cancel any shares which, at the date of the passing of the relevant resolution, have not been taken, or agreed to be taken, by any person and reduce the amount of the authorised share capital by the nominal amount of the shares so cancelled; and
- by sub-division of existing shares, or any of them, divide its capital or any part thereof, into shares of smaller amounts.

Subject to the provisions of applicable English law and the Articles, and without prejudice to any relevant special rights attached to any class of shares Burberry may purchase or may enter into a contract under which it will or may purchase, any of its own shares of any class (including any redeemable shares). If there shall be in issue any securities convertible into equity share capital of Burberry of the class proposed to be purchased, then Burberry shall not purchase, or enter into a contract under which it will or may purchase, such equity shares unless either: (i) the terms of issue of such convertible securities include provisions permitting the Company to purchase its own equity shares or providing for adjustment to the conversion terms on such a purchase; or (ii) the purchase, or the contract, has first been approved by an extraordinary resolution passed at a separate meeting of the holders of such convertible securities.

Subject to the provisions of the Companies Act and to any rights conferred on the holders of any class of shares, the Company may by special resolution reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any way.

(9) *Issue of shares*

Subject to the provisions of the Companies Act and to any provisions contained in the Articles from time to time all unissued shares are at the disposal of the Directors.

Subject to the provisions of the Companies Act, any shares may be issued on terms that they are redeemable or liable to be redeemed at the option of Burberry or shareholders of Burberry on the terms and in the manner provided for by the Articles.

(10) *Shares in uncertificated form*

Subject to the provisions of the Companies Act and the CREST Regulations, the Directors may determine that any class of shares may be transferred by means of a relevant system or that shares of any class should cease to be held and transferred as aforesaid. The provisions of the Articles shall not apply to shares of any class which are in uncertificated form to the extent that the Articles are inconsistent with the holding of shares of that class in uncertificated form, the transfer of title to shares of that class by means of a relevant system, or any provision of the CREST Regulations. For the purpose of effecting any actions by Burberry, the Directors may determine that holdings of the same member in uncertificated form and in certificated form shall be treated as separate holdings.

Where any class of shares is a participating security and the Company is entitled under any provision of the Statutes, the CREST Regulations or these Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Statutes, the CREST Regulations, these Articles and the facilities and requirements of the relevant system:

- to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by us;

- to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;
- to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice;
- to require the Operator (CRESTCo Limited or such other person as may for the time being be approved by H.M. Treasury as Operator under the CREST Regulations) to convert that uncertificated share into certificated form in accordance with Regulation 32(2)(c) of the CREST Regulations; and
- to take any action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

Shares in the capital of Burberry that fall within a certain class shall not form a separate class of shares from other shares in that class because it is held in uncertificated form or is permitted in accordance with the regulations to become a participating security.

(11) Transfer of shares

The instrument of transfer of a certificated share shall be signed by or on behalf of the transferor and (except in the case of fully paid shares), by or on behalf of the transferee. The transferor will remain the holder of the shares until the transferee's name is entered in our share register. All instruments of transfer that are registered may be retained by Burberry, but an instrument of transfer that the Directors refuse to transfer shall be returned to the person lodging it when the notice of refusal is given. Transfers of uncertificated shares shall be made in accordance with and be subject to the provisions of the CREST Regulations and the facilities and requirements of the relevant system.

The Directors may decline to recognise any transfer instrument relating to shares in certificated form unless it is: (i) in respect of only one class of share; and (ii) lodged at the transfer office, duly stamped if required, accompanied by the relevant share certificate(s) and other evidence reasonably required by the Directors to show the transferor's right to make the transfer and, if the transfer instrument is executed by some other person on the transferor's behalf, the authority of that person to do so.

The Directors may, in the case of shares in certificated form, in their absolute discretion and without giving any specific reason, refuse to register any transfer of shares that are not fully paid provided that the exercise of such discretion does not prevent dealings of shares which are admitted to the Official List of the UK Listing Authority or which are listed on any other recognised stock exchange from taking place on an open and proper basis.

The Directors may also refuse to register any transfer of a share (whether certificated or uncertificated) in favour of more than four persons jointly. The registration of transfers may be suspended by the Directors for any period (not exceeding 30 days in any year).

If the Directors refuse to register an allotment or transfer, they will send to the allottee or transferee notice of the refusal within two months after the date on which: (i) the letter of allotment or transfer was lodged with Burberry, in the case of shares held in a certificated form; or (ii) the operator-instruction requiring Burberry to register a change of title by the CREST Regulations was received by Burberry, in the case of shares held in uncertificated form.

No fee will be charged by Burberry regarding the transfer of the registration of shares.

(12) *Forfeiture of shares and lien*

If a shareholder fails to pay in full any call or instalment of a call on or before the due date for payment, the Directors may serve a notice in writing on such defaulting shareholder requiring payment of the unpaid call or instalment together with any interest which may have accrued and any expenses incurred by us as a result of the non-payment. The notice shall name a further day (not being less than 14 days from the date of service of the notice) on or before which payment of all sums outstanding should be made and shall state that in the event of non-payment the shares will be forfeited. Failing payment on such day, the shares on which the call has been made will be liable to be forfeited. Such forfeiture shall include all dividends or other monies payable or declared in respect of the forfeited shares. Shares so forfeited shall become the property of Burberry and may be sold, re-allotted or otherwise disposed of as the Directors shall think fit.

A shareholder whose shares have been forfeited, as described above, shall cease to be a member in respect of those shares but shall nevertheless remain liable to pay Burberry all sums still owing on such forfeited shares at the date of forfeiture, plus interest accrued until payment.

The Company has a first lien on all partly paid shares for all monies called or payable on such shares, and may sell any share where some sum in respect of which the lien exists remains outstanding. The proceeds of such sale shall be applied in or towards payment or satisfaction of the sum outstanding, and any residue shall be paid to the person previously entitled to the shares, on their surrender to Burberry of the share certificate.

(13) *Directors*

Board actions and powers

Unless otherwise determined by ordinary resolution, the board of Directors will consist of not fewer than three and not more than 12 Directors. A Director will not be required to hold any shares in Burberry to qualify as a Director. A Director who is not a member will nevertheless be entitled to receive notice of and attend and speak at all of Burberry's shareholders' meetings. The quorum for meetings of the Directors shall be two and votes at meetings of the Directors shall be determined by a majority of votes. In the case of equality of votes the chairman of the meeting shall have a second or casting vote.

The Directors may entrust to and confer on any Director holding an executive office any of the powers exercisable by them as Directors. The Directors may delegate any of their powers or discretions to committees which may, subject to restrictions include non-directors as members and may also delegate their authorities and discretions to local or divisional boards to manage any of our affairs, either in the United Kingdom or elsewhere.

Any provision of the statutes which, subject to the provisions of the Articles, could have the effect of rendering any person ineligible for appointment or election as a Director or liable to vacate office as a Director on account of such person having reached any specific age, shall not apply to the Directors.

At each annual general meeting, all those Directors who were elected or last re-elected at or before the annual general meeting held in the third calendar year before will retire from office by rotation. A retiring director will be eligible for re-election.

Subject to approval from the Directors, any Director may from time to time appoint any person to be his alternate. Such alternate Director shall be entitled to contract and be interested in and benefit from contracts, arrangements or transactions as if he were a Director (save for remuneration from Burberry).

Remuneration and expenses

The ordinary remuneration of the Directors will be determined by the Directors from time to time except that such remuneration shall not exceed £100,000 per annum per Director and £150,000 per annum for the Chairman in aggregate or such other figure as we may by ordinary resolution from time to time determine. Any Director that holds an executive office, including for this purpose the office of Chairman or Deputy Chairman, or that serves on any committee of the Directors, or that otherwise performs services that, in the opinion of the Directors, are outside the scope of ordinary duties of a Director, may be paid such extra remuneration or may receive such other benefits as the Directors may determine.

A Director may be paid all such reasonable expenses properly incurred by him in connection with Burberry's business, including his expenses of travelling to and from Directors' meetings, committee meetings or shareholders' meetings.

The Directors have the power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to or on behalf of any person that is or has been at any time a Director and, for the purpose of providing such gratuities, pensions or other benefits, to contribute to any scheme or fund or to pay premiums.

Interested Director transactions

Subject to the Relationship Agreement and provisions of applicable English law, and provided that he has disclosed to the Directors the nature and extent of any interest and the Directors have resolved to give approval, a Director:

- may be party to, or otherwise interested in, any contract, transaction or arrangement with the Company or in which we are otherwise interested;
- may be a Director or other officer of, or be employed by or be a party to any contract, transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company otherwise interested;
- may act in a professional capacity for us, other than as auditor, and be appropriately remunerated as if he were not a Director; and
- will not, except as otherwise agreed by him, be accountable to the Company for any benefit that he derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such body corporate or for such remuneration, and no such contract transaction or arrangement will be voidable because of any such interest or benefit.

Save as provided in the Articles, a Director shall not vote as a Director in respect of any contract, transaction or arrangement or any other proposal in which he has any material interest otherwise than by virtue of interests in shares or debentures or other securities or otherwise in or through Burberry. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is not entitled to vote.

Subject to the Relationship Agreement, a Director generally will be entitled to vote and be counted in the quorum in respect of any resolution concerning:

- giving any security, guarantee or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of Burberry or any of its subsidiary undertakings (as that term is defined in Section 258 of the Companies Act);
- the giving of any security, guarantee or indemnity in respect of a debt or other obligation of Burberry or any of its subsidiary undertakings (as that term is defined in Section 258 of the Companies Act) for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by giving security;
- a proposal concerning an offer of shares or debentures or other securities of or by Burberry or any of its subsidiary undertakings (as that term is defined in Section 258 of the Companies Act) for subscription or purchase in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;
- a proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer or shareholder or otherwise,

provided that he and any persons connected with him does not have an interest (as that term is used in Sections 198 to 211 of the Companies Act) in one percent or more of either the issued equity share capital of any class of such body corporate (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant body corporate;

- a proposal concerning an arrangement for the benefit of Burberry's employees or the employees of any of its subsidiary undertakings (as that term is defined in Section 258 of the Companies Act) which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; or
- a proposal concerning the purchase and/or maintenance of any insurance policy for the benefit of the Directors or for the benefit of persons including directors.

Indemnification and insurance

Subject to the Articles but without prejudice to any indemnity to which a Director may otherwise be entitled, each of the Directors, secretaries and officers of Burberry will be indemnified by Burberry and/or exempted by Burberry from all costs, charges, losses, expenses and liabilities incurred by him in the actual or purported exercise or discharge of his powers or duties. This indemnity and exemption extends to any liability incurred by him in defending any civil or criminal proceedings which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of Burberry and in which judgment is given in his favour (or where proceedings are disposed of without any finding or admission of any material breach on his part) or in which he is acquitted or in respect of which relief from liability is granted.

The Directors have the power to purchase and maintain insurance for, or for the benefit of, any persons that are or were at any time a director or officer of any company controlled by Burberry or that is part of Burberry Group (a "Relevant Company") or that are or were trustees of any pension fund or employees' share scheme in which employees of any Relevant Company are interested. Such insurance may include insurance against any liability incurred by them in respect of any act or omission, in the actual or purported exercise or discharge of their powers or duties in relation to any Relevant Company, or such pension fund or employees' share scheme.

Removal of Director

We may in accordance with and subject to the provisions of the Statutes by ordinary resolution of which special notice has been given remove any Director from office (notwithstanding any provision of these Articles or of any agreement between us and such Director, but without prejudice to any claim the Director may have for damages for breach of any such agreement) and elect another person in place of a Director so removed from office.

(14) Borrowing powers

Subject to the provisions of the Articles, the board of Directors may exercise all the powers of Burberry to:

- borrow money;
- mortgage and/or charge its undertaking, property and uncalled capital or any part or parts thereof;
- issue debentures and other securities whether outright or as collateral security for any of its debts, liabilities or obligations, or those of a third party.

(15) Untraced shareholders

Burberry may, after advertising its intention to do so in both a national newspaper and in a newspaper circulating in the area in which the last known address of the shareholder is located in the manner, and for such period, as is prescribed in the Articles, sell at the best price reasonably obtainable any shares of a member or shares to which a person is entitled by virtue of transmission on death, bankruptcy or otherwise by operation of law if:

- during the period of six years prior to the date of the publication of the advertisement referred to above, at least three dividends have become payable on the shares and all dividend payments in respect of the shares which have been sent in a manner authorised by the Articles have remained unclaimed during that period; and
- Burberry has not received any indication either of the whereabouts or of the existence of such member or other person during that six-year period or during the further period of three months following the advertisement provided for in the Articles.

The net proceeds of the sale will belong to Burberry, and Burberry will be obliged to account to the former shareholder or other person previously entitled for the net proceeds of any sale. No trust will be created in respect of this debt, no interest will be payable on it, and Burberry will not be required to account for any money earned on the net proceeds which may be used by the Directors as they see fit, other than investing in Burberry shares or the shares of any holding company of Burberry.

(16) Reserves

Subject to the provisions of the Statutes, the Directors may from time to time set aside a portion of the Company's profits and reserve sums as they think proper which, in their discretion, will be applicable for any purposes that the Company's profits may be used. Pending any application, these profits may either be employed in Burberry's business or invested. The Directors may divide the reserve into any special funds as they think fit and may consolidate into one fund any special funds or parts of special funds into which the reserve may have been divided. The Directors may carry forward any profits rather than place them in reserve.

(17) Capitalisation of profits and reserves

The Directors may, with the sanction of an ordinary resolution, capitalise any sum in the reserve accounts, including any share premium account, capital redemption reserve or other undistributable reserve, or in the profit and loss account. Capitalisation of any sum in the reserve accounts will be effected by appropriating a sum to shareholders recorded on the register of shareholders at the close of business on the date of the resolution, or any other date as may be specified or determined, in proportion to their then shareholdings, and applying that sum either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them, or in paying up in full unissued shares or, subject to any special rights of any shares or class of shares, unissued shares of any other class, to be allotted and distributed to them as fully paid bonus shares. The Directors may do anything considered necessary for capitalisation of any sum in the reserve accounts and have full power to make any necessary provisions for entitlements to fractional shares which arise. The Directors may authorise any person to enter into an agreement with us on behalf of all our interested shareholders in relation to any capitalisation of any sum in the reserve accounts and incidental matters, and any agreement made under the Directors' authority will be effective and binding on all concerned.

(18) Overseas Members

A member having no registered address within the United Kingdom who has not supplied to us an address within the United Kingdom for service of notices shall not be entitled to receive our notices.

5. Directors' Interests

(a) The interests (all of which are beneficial unless otherwise stated) of the Directors (and persons connected with them within the meaning of Section 346 of the Companies Act) and member(s) of their immediate families in ordinary shares in Burberry and in ordinary shares in GUS, including those notified to Burberry pursuant to Section 324 or Section 328 of the Companies Act or entered in the register of Directors' interests maintained under Section 325 of the Companies Act, are, as at the date of these Listing Particulars, and will, immediately following Admission, be as set out below.

	Number of Burberry ordinary shares currently outstanding under the:		Number of Burberry ordinary shares after Admission under the:	
	IPO Option Scheme	*Restricted Share Plan*	*IPO Option Scheme*	*Restricted Share Plan*
R.M. Bravo[1]	2,500,000	5,000,000	2,500,000	5,000,000
M.E. Metcalf[2]	291,304	291,304	291,304	291,304
T.J. O'Neill[1]	308,894	308,894	308,894	308,894

(1) The terms of the options and restricted share awards granted to R.M. Bravo and T.J. O'Neill are set out in paragraph 7 of this Part XI.

(2) The option and restricted share award granted to M.E. Metcalf are subject to the rules of the IPO Option Scheme and the Restricted Share Plan, respectively, as described in paragraph 8 of this Part XI.

P. Bowman and G. Peyrelongue have agreed to subscribe, at the Offer Price, for ordinary shares in Burberry with a value of £25,000 and £15,000 respectively.

The Trustee of the Burberry ESOP Trust will, prior to Admission, subscribe for 434,782 ordinary shares in Burberry as described in paragraph 8(j) of this Part XI. J.W. Peace, D.A. Tyler, R.M. Bravo, M.E. Metcalf and T.J. O'Neill are, together with other employees, discretionary beneficiaries under the Burberry ESOP Trust and, as such, each of them is deemed to be interested in the ordinary shares held by the Trustee of the trust.

	Ordinary shares in GUS	*Ordinary shares in GUS under the GUS Share Option Scheme*	*Ordinary shares in GUS under the GUS SAYE Share Option Scheme*	*Ordinary shares in GUS under the GUS Performance Share Plan*	*Ordinary shares in GUS under the GUS Co-Investment Plan*
R.M. Bravo	10,000	356,747	–	–	–
M.E. Metcalf	10,245	124,608	2,522	–	–
T.J. O'Neill	–	119,624	–	–	–
J.W. Peace	40,000	441,787	4,394	294,896	56,370
P. Bowman	4,000	–	–	–	–
G. Peyrelongue	–	–	–	–	–
D.A. Tyler	20,000	339,341	4,394	155,958	32,882

J.W. Peace, D.A. Tyler, R.M. Bravo, M.E. Metcalf and T.J. O'Neill are, together with other employees of the GUS Group, discretionary beneficiaries under the GUS ESOP Trust and the GUS ESOP Trust (No. 3) and, as such, each Director is deemed to be interested in the 2,116,442 and 1,212,810 ordinary shares in GUS held by the trustee of each trust, respectively. In addition, R.M. Bravo, M.E. Metcalf and T.J. O'Neill are, together with other employees of the GUS Group, discretionary beneficiaries under the GUS ESOP Trust (No. 2) and, as such, each of them is deemed to be interested in the 7,505,914 shares held by the trustee of that trust.

(b) Save as disclosed in paragraph (a), none of the Directors or any member of their immediate families has, or will, immediately following Admission, have, any interest (beneficial or non-beneficial) in the share capital of Burberry or GUS or of any of their subsidiaries which has been, or will, following Admission, be, required to be notified to Burberry pursuant to Section 324 or Section 328 of the Companies Act or which is, or will, immediately following Admission, be, required to be entered into the register maintained by us under Section 325 of the Companies Act or which is, or will, following Admission, be, an interest (beneficial or non-beneficial) of a connected person (within the meaning of Section 346 of the Companies Act) of a Director which would, if the connected person were a director, be required to be disclosed as aforesaid and the existence of which is known or could by reasonable diligence be ascertained by that Director.

(c) No Director has or has had any direct or indirect interest in any transaction which is or was unusual in its nature or conditions or significant to the business of Burberry Group and which was effected by Burberry during the current or immediately preceding financial year or which was effected by Burberry during any earlier financial year and remains in any respect outstanding or unperformed.

(d) There are no outstanding loans granted by any member of Burberry Group to, or for the benefit of, any Director nor has any guarantee been provided by any member of Burberry Group for the benefit of any Director.

(e) The names of all other companies and partnerships (excluding subsidiaries of a company of which the person is also a director) in which the Directors are, or have been at any time in the five years preceding the date of these Listing Particulars, a director:

Director	*Company*	*Position still held*
J.W. Peace	GUS plc	Yes
R.M. Bravo	Tiffany & Co.	Yes
	National Italian American Foundation	Yes
M.E. Metcalf	Brompton Land plc	Yes
	Meadway Esher Residents Association Limited	Yes
	Thorn plc	No
T.J. O'Neill	President and CEO – LVMH – Jewellery Division	No
	President and CEO – LVMH, Fashion Group – Americas	No
	CEO – Marc Jacobs International	No
	Executive Vice President – Tiffany & Co. International	No
P. Bowman	Allied Domecq plc	Yes
	British Sky Broadcasting Group plc	Yes
	Liberty plc	No
	Vinula Pty Ltd	Yes
	Montana Group (NZ) Limited	Yes
	Suntory Allied Limited	Yes
	The Scotch Whisky Association	Yes
	The Amsterdam Group	Yes
D.A. Tyler	GUS plc	Yes
G. Peyrelongue	L'Oreal, United States	No
	L'Oreal, Canada	No

(f) The Directors have:

(1) no unspent convictions relating to indictable offences;

(2) had no bankruptcies or individual voluntary arrangements;

(3) not been directors with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangements with creditors generally or any class of creditors of such company;

(4) not been partners of any partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangements of such partnership;

(5) not been partners of any partnership at the time of or within 12 months preceding the receivership of any assets of such partnerships;

(6) not had any of their assets subject to any receivership; and

(7) not received any public criticisms by statutory or regulatory authorities (including designated professional bodies) and have not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

6. Principal Shareholders

(a) The following table sets forth certain information in so far as the Company is aware as at the date of these Listing Particulars, with respect to the person that is interested, directly or indirectly, in three percent or more of the issued share capital of Burberry:

(b)

Name	*Before the Global Offer*		*After the Global Offer*		
	Ordinary shares beneficially owned (Number)	*Ordinary shares to be acquired upon exercise of options prior to Admission (Number)*	*Ordinary shares beneficially owned (Number)*	*Assuming full exercise of the Over-allotment Option (Percent)*	*Assuming no exercise of the Over-allotment Option (Percent)*
GUS Holdings Limited	387,640,400	–	387,640,400	75.0	77.5

(c) Save as disclosed in paragraph (a), the Company is not aware of any person who is or, immediately following Admission, will be interested (within the meaning of the Companies Act), directly or indirectly, in three percent or more of the issued share capital of Burberry.

(d) Other than our relationship with GUS, the terms of which are set out in Part II: "Business – Relationship with GUS", the Company is not aware of any persons who either at the date of these Listing Particulars or immediately following Admission could directly or indirectly, jointly or severally, exercise control over Burberry.

7. Directors' Service Agreements and Remuneration

(a) Save as mentioned below, there are no service contracts with any of the Directors with a notice or contract period of one year or more with provisions for pre-determining compensation on termination of any amount which equals or exceeds one year's salary and benefits in kind.

(b) The main terms on which each of the Directors named below is employed by a member of the Group are set out below. They are employed under these terms. Their remuneration comprises payments in one or more currencies as shown below.

Rose Marie Bravo

Rose Marie Bravo is employed by Burberry Limited (US) as Chief Executive under a service agreement dated 28 May 2002 for a fixed period until 30 June 2005 (the "Agreement"). She may terminate the Agreement on six months' notice to expire on or after 30 June 2005.

Ms Bravo's base salary is US$1.5 million per annum, which is subject to an annual review by the remuneration committee. Ms Bravo is also eligible for an annual bonus, determined by the remuneration committee. It is the intention of Burberry Limited (US) that on target performance will result in an annual bonus of 50 percent of her base salary and that the maximum bonus will be 100 percent of her base salary.

Ms Bravo is provided with employment benefits which include: private medical insurance, life insurance, provision of a car and driver and a clothing allowance. As a US expatriate, Ms Bravo is provided with the use of a furnished London flat rent-free and country club membership. Ms Bravo participates in the 401(k) pension plan of Burberry Limited (US). Burberry Limited (US) will set up an unfunded pension arrangement for Ms Bravo with an annual notional company contribution equivalent to 30 percent of base salary.

If the Agreement is terminated upon the death or disability of Ms Bravo (disability being the inability to perform duties for six continuous months or six months in a 24 month period), Ms Bravo will receive accrued base salary to the end of the month in which termination occurs, *pro rata* bonus and certain pre-termination obligations which have accrued.

If the Agreement is terminated by Burberry Limited (US) without cause (an example of cause is gross misconduct) then it will continue to pay to Ms Bravo her base salary for the balance of the term of the Agreement (or one year if longer); in lieu of an annual bonus, it will pay 50 percent of base salary for each full year and a *pro rata* portion thereof for each part year payable when such bonus would otherwise be paid.

If Ms Bravo terminates the Agreement with good reason the termination is deemed to be termination by Burberry Limited (US) without cause. Good reason means any of the following without Ms Bravo's consent: assignment of duties inconsistent with the position of Chief Executive; reduction in base salary; or failure of any successor of Burberry Limited (US) to agree to perform the Agreement. On termination of Ms Bravo's employment she will be reimbursed for her reasonable relocation costs to the United States.

If any party acquires directly or indirectly 25 percent or more of the voting rights in Burberry or the right to appoint or remove the majority of the Directors or any member of Burberry Group transfers to another owner (other than another member of Burberry Group) business or assets constituting 25 percent or more of the total business or assets of Burberry Group ("Change in Control"), Ms Bravo can within 60 days terminate her employment by 30 days' notice in writing. Such termination is deemed to be by Burberry Limited (US) without cause and the payments for such termination must be made within 70 days of the Change in Control. Alternatively, Ms Bravo may remain in employment in which case she will receive a retention bonus of three times base salary and the maximum bonus payable in the year of the Change in Control determined as if performance targets had been achieved. Admission is not a Change in Control.

If payments due to Ms Bravo are deemed to constitute parachute payments as defined in Section 280 G(d)(2) of the US Internal Revenue Code 1986, Burberry Limited (US) shall pay Ms Bravo an additional amount equivalent to this tax.

Pursuant to the Agreement, Ms Bravo has been granted an award over ordinary shares in the Company equivalent to one percent of issued ordinary share capital immediately after Admission under the rules of the Burberry Senior Executive Restricted Share Plan and an option over ordinary shares equivalent to half of one percent of issued ordinary share capital immediately after Admission, with an exercise price per ordinary share equal to the Offer Price, under the rules of the Burberry Senior Executive IPO Share Option Scheme. Such award and option will lapse on 31 October 2002 if Admission has not occurred by that date. Subject to Admission, Ms Bravo is also entitled to be granted three options, each over ordinary shares equivalent to one-sixth of one percent of issued ordinary share capital immediately after Admission, under the rules of the Burberry Non-approved Executive Share Option Scheme 2002, in 2003, 2004 and 2005. The exercise price of each option will be the market value of an ordinary share at the time of grant. The rules of the Burberry Senior Executive Restricted Share Plan, the Burberry Senior Executive IPO Share Option Scheme and the Burberry Non-approved Executive Share Option Scheme 2002 (together, the "Share Incentive Schemes") are summarised in paragraph 8 of this Part XI. The Share Incentive Scheme rules as summarised in this Part XI apply to Ms Bravo's award and options except that her award and options will vest or become exercisable if the Agreement is terminated on or after 30 June 2005 in any circumstances, unless for cause. In addition, the events which constitute a change in control under the rules include a Change in Control event, as defined above. If the Agreement is terminated, Ms Bravo's rights in respect of her award and options will be determined by the rules of the relevant Share Incentive Scheme. Ms Bravo has agreed not to participate in any free share arrangements established in connection with the Global Offer.

Under the Agreement, Ms Bravo has been granted a right (the "Notional Restricted Stock Right"). Broadly, the effect of the Notional Restricted Stock Right, following Admission, is that, in lieu of the restricted share award and options referred to above, Ms Bravo can receive a cash payment of US$15 million (less any value already received in respect of such award or options). The terms of the Notional Restricted Stock Right are summarised below.

Ms Bravo can exercise the Notional Restricted Stock Right on or after 30 June 2005. In addition, she can exercise before 30 June 2005 if either her employment is terminated by Burberry Limited (US) without cause or by Ms Bravo for "good reason" or by reason of disability or death or there is a Change in Control and Ms Bravo elects to terminate her employment. If there is a Change in Control and Ms Bravo does not elect to terminate her employment, the Notional Restricted Stock Right will not be affected by the Change in Control and will continue pursuant to its terms.

The Notional Restricted Stock Right will lapse on the earliest of 30 June 2010; 12 months after the Notional Restricted Stock Right becomes exercisable either on termination of employment or on a Change in Control; and termination of employment before 30 June 2005 for any reason other than those referred to in the previous paragraph.

If Ms Bravo exercises the Notional Restricted Stock Right on or after Admission, she will receive a cash payment of US$15 million less the value of any long term incentives which have been granted by Burberry or GUS after the date of the Agreement and which have been exercised or have vested prior to the exercise of the Notional Restricted Stock Right. Long term incentives which have been exercised or have vested will be deemed to have a value equal to the market value of the underlying shares as at the date of exercise or vesting (less, in the case of options, the aggregate exercise price). Any long term incentives which have been granted by Burberry or GUS after the date of the Agreement and which are unexercised or unvested when Ms Bravo exercises the Notional Restricted Stock Right will be automatically cancelled, for no consideration, and Ms Bravo will have no further rights in respect of them.

If Ms Bravo exercises the Notional Restricted Stock Right before Admission, she will receive a cash payment equal to the greater of US$15 million and one percent of the market value of the Company as at the exercise date (in the event of termination of employment), as at the date of Change in Control (in the event of a Change in Control) or, if earlier, 30 June 2005. The market value of the Company means the fair market value of the Company as determined by an independent appraiser.

The Notional Restricted Stock Right is not transferable.

Michael E Metcalf

Michael Metcalf is employed by Burberry Limited (UK) as Chief Financial Officer and Chief Operating Officer under a service contract dated 14 August 1998. His term of appointment commenced on 1 September 1998.

Mr Metcalf's salary is £335,000 per annum. Mr Metcalf is also eligible for an annual bonus determined by Burberry Limited (UK), up to a maximum of 100 percent of his gross base salary. Mr Metcalf is entitled to membership of any long term incentive plan or share option scheme set up by either GUS plc or Burberry Limited (UK) if membership is offered to executives of equivalent seniority and status to Mr Metcalf.

Mr Metcalf is also eligible for other benefits generally provided by Burberry Limited (UK) to individuals in the position and status of Mr Metcalf. Such benefits include a company car; membership of the GUS Pension Scheme; membership of a defined contribution funded unapproved retirement benefits plan to which Burberry Limited (UK) contributes 16 percent of basic salary in excess of the "Earnings Cap" described in Section 640A of the Income and Corporation Taxes Act 1988 (£97,200 for the financial year 2002/2003); membership, together with any spouse or dependent children, of the GUS or Burberry Limited (UK) private medical care arrangements; and full salary during any sickness absence, for a maximum of six months in any period of 365 days, provided that Mr Metcalf complies with the sickness absence scheme of Burberry Limited (UK).

Burberry Limited (UK) may terminate Mr Metcalf's employment by giving not less than 12 months' written notice. Mr Metcalf may terminate his employment by giving not less than six months' written notice. If not otherwise terminated, Mr Metcalf's employment will terminate when he reaches the normal retirement age specified in his pension scheme.

Mr Metcalf is also entitled to receive an IPO retention bonus, of 100 percent of his gross base salary, if Burberry is floated on the stock exchange. This arrangement is forfeited if there is a change of control of Burberry prior to the time Burberry is floated on the stock exchange. Mr Metcalf is also entitled to a change of control bonus, of three times his annual gross base salary plus the maximum annual bonus that would have been payable in that year, if another party acquires more than 25 percent of Burberry's shares. This arrangement falls away if Burberry is floated. Half of each of the bonuses is payable at the time of the relevant event and half one year later unless Mr Metcalf's employment has been terminated by Burberry Limited (UK) for cause (an example of cause is gross misconduct) or by Mr Metcalf without good reason (an example of good reason being an assignment of duties inconsistent with Mr Metcalf's position).

Thomas J O'Neill

Thomas O'Neill is employed under dual contracts. He is employed by Burberry Limited (UK) as Managing Director of Burberry (UK operations) and by Burberry Limited (US) as President of Burberry (worldwide operations other than the UK) under service agreements dated 20 June 2002.

In respect of each position Mr O'Neill has a base salary of US$275,000 per annum, which is subject to annual reviews by the remuneration committee. Mr O'Neill is also eligible for annual bonuses determined at the discretion of the remuneration committee. It is intended that the maximum bonuses will be 100 percent of the base salaries. For the years ended 31 March 2002 and 2003, Mr O'Neill is guaranteed minimum bonuses of 50 percent of the base salaries, the bonuses for 2002 being pro-rated to reflect Mr O'Neill's period of employment in that year. Additionally Mr O'Neill is entitled to a US$180,000 recruitment bonus payable in two tranches, US$100,000 on 1 November 2002 and US$80,000 on 2 November 2003, provided he has not given notice to terminate his service agreements without good reason or been terminated for cause on the date of payment.

Mr O'Neill is provided with employment benefits which include: private medical insurance, life insurance, overseas allowance of €166,703 per annum for the first five years of employment to be reviewed thereafter, a company car; a clothing allowance, and reasonable tax expenses. Mr O'Neill participates in the 401(k) pension plan of Burberry Limited (US). Burberry Limited (US) will set up an unfunded pension arrangement for Mr O'Neill with an annual notional company contribution equivalent to 20 percent of the base salaries.

If the service agreements are terminated upon the death or disability of Mr O'Neill, he is entitled to all accrued but unpaid base salaries to the date of termination of the employment, *pro rata* bonuses and certain pre-termination obligations, which have accrued.

If the service agreements are terminated by Burberry Limited (UK or US as appropriate) without cause (an example of cause is gross misconduct), Mr O'Neill is entitled to all accrued but unpaid base salaries to the date of termination of the employment, unpaid bonuses and certain pre-termination obligations, which have accrued; base salaries for 12 months after the date of termination (24 months if the termination is before 1 November 2002); annual bonuses for the year in which the termination occurs and *pro rata* bonuses for 12 or 24 months after termination provided performance targets are achieved; continuation of benefits and reasonable repatriation costs.

If Mr O'Neill terminates the service agreements with good reason, the termination is deemed to be termination by Burberry Limited (UK or US as appropriate) without cause. Good reason means any of the following: material reduction in the base salaries, annual bonuses opportunities or equity opportunities, diminution of title, duties or responsibilities, or assignment of duties or responsibilities inconsistent with Mr O'Neill's positions; material breach of the service agreements by Burberry Limited (UK or US as appropriate); an LVMH Change in Control (see below) or failure of any successor of Burberry Limited (UK or US as appropriate) to agree to perform the service agreements.

If a person acquires directly or indirectly 25 percent or more of the voting rights in Burberry or the right to appoint or remove the majority of the Directors or any member of Burberry Group transfers to another owner (other than another member of Burberry Group) business or assets constituting 25 percent or more of the total business or assets of Burberry Group (a "Change in Control"), Mr O'Neill is entitled to a retention bonus of six times his base salary payable under his US service agreement and two times his maximum annual bonus for the year in which the Change in Control occurs. Half of the bonus is payable on the date of the Change in Control, the second half is payable on the anniversary of that date. The Admission is not a Change in Control.

If LVMH or any associated company of LVMH is the person responsible for a Change in Control and within 394 days of the Change in Control there is a termination without cause by the Company or by the executive for good reason, Mr O'Neill is entitled to base salaries and other benefits for a 24 month period at the highest salaries in effect prior to the Change in Control and in determining bonuses all performance targets will be deemed to have been attained.

If payments due to Mr O'Neill are deemed to constitute parachute payments as defined in Section 280G(d)(2) of the US Internal Revenue Code 1986, Burberry Limited (US) will pay Mr O'Neill an additional amount equivalent to this tax subject to the provisions of the Companies Act 1985.

In respect of each position Mr O'Neill is entitled to an IPO bonus of US$275,000 payable in two instalments; half within two weeks of the IPO date and half on the first anniversary of the IPO date unless his employment has been terminated for cause by his employer or Mr O'Neill has terminated his employment without good reason.

Pursuant to the Agreement, Mr O'Neill has been granted an award over ordinary shares in the Company having a value of US$1,100,000 under the rules of the Burberry Senior Executive Restricted Share Plan and an option over ordinary shares having a value of US$1,100,000, with an exercise price per ordinary share equal to the Offer Price, under the rules of the Burberry Senior Executive IPO Share Option Scheme. Such award and option will lapse on 31 October 2002 if Admission has not occurred by that date. Subject to Admission, Mr O'Neill is also entitled to be granted three options under the rules of the Burberry Non-approved Executive Share Option Scheme 2002, in 2003, 2004 and 2005. The exercise price of each option will be the market value of an ordinary share at the time of the grant. Each option will be over such number of ordinary shares as is, at the prevailing market value, equivalent to two thirds of Mr O'Neill's base salary at the time of grant. The rules of the Burberry Senior Executive Restricted Share Plan, the Burberry Senior Executive IPO Share Option Scheme and the Burberry Non-approved Executive Share Option Scheme 2002 (together, the "Share Incentive Schemes") are summarised in paragraph 8 of this Part XI. If the Agreement is terminated, Mr O'Neill's rights in respect of his award and options will be determined by the rules of the relevant Share Incentive Scheme. Mr O'Neill has agreed not to participate in any free share arrangements established in connection with the Global Offer.

(c) ***Non-Executive Directors***

Guy Peyrelongue and Philip Bowman were each appointed as non-executive Directors of the Company on 21 June 2002. Each is paid a basic fee of £40,000 per annum. An additional fee of £7,500 per annum is paid to the chairman of the remuneration and the audit committees. As part of the shareholding policy of the Company, non-executive Directors are expected to acquire £6,000 in ordinary shares in the Company for each year of their appointment. The ordinary shares must be held for three years from purchase, or, if longer, for the duration of a Director's time on the board. Messrs Peyrelongue and Bowman have been appointed for an initial three-year term subject to six months' notice by either party.

John Peace, Group Chief Executive of GUS, was appointed to the board of the Company on 7 June 2002. He is the Non-Executive Chairman of the Company. David Tyler, Group Finance Director of GUS, was formally appointed as a Non-Executive Director of the Company on 7 June 2002 having been a director since late 1997. Neither John Peace nor David Tyler receive fees in respect of their appointments. Instead, the Company will pay fees in respect of their appointments to GUS. In accordance with the terms of the Relationship Agreement, both Mr Peace and Mr Tyler have undertaken that, notwithstanding any provision of the Articles, if either of them has a conflict of interest, directly or indirectly, in any matter to be considered by the board of Directors by virtue of their position as directors of GUS or any of GUS's subsidiaries (other than members of Burberry Group) they shall not be entitled to vote on such matter at meetings of the board of Directors or any committee of the board. Decisions as to whether there is a conflict of interest as described will be taken by the independent non-executive Directors of the Company.

(d) Save as disclosed in these Listing Particulars, there are no further service agreements existing or proposed between the Directors and any member of Burberry Group.

(e) The aggregate remuneration and benefits in kind (including pension contributions) granted by members of Burberry Group to the Directors for the financial year ended 31 March 2002 was £6,569,000. On the basis of the arrangements in force at the date of this document, the aggregate remuneration and benefits in kind to be granted by members of Burberry Group to the Directors for the financial year ending 31 March 2003 has been estimated to be £8.2 million, based on target performance being achieved. This estimate includes the second and final payment of $6 million to Rose Marie Bravo in respect of her previous long term incentive plan.

(f) There is no arrangement under which any Director has waived or agreed to waive future emoluments nor has there been any waiver of emoluments during the financial year immediately preceding the date of these Listing Particulars.

8. Share Incentive Schemes

Burberry has established the following share incentive schemes:

- The Burberry Senior Executive IPO Share Option Scheme;
- The Burberry Senior Executive Restricted Share Plan;
- The Burberry Share Incentive Plan;
- The Burberry International Free Share Plan;
- The Burberry Approved Savings-Related Share Option Scheme;
- The Burberry Savings-Related Share Option Scheme (Overseas);
- The Burberry US Employee Stock Purchase Plan;
- The Burberry Approved Executive Share Option Scheme 2002;
- The Burberry Non-approved Executive Share Option Scheme 2002; and
- The Burberry ESOP Trust;

together the "Share Incentive Schemes".

(a) The Burberry Senior Executive IPO Share Option Scheme (the "IPO Option Scheme")

(1) Introduction

The IPO Option Scheme was adopted on 21 June 2002 and is not approved by the Inland Revenue. It is administered by the Burberry remuneration committee.

(2) Options granted

Options were granted on 11 July 2002 to Directors and senior executives, as disclosed in paragraph 9 of this Part XI. No previous options had been granted and no further options will be granted.

(3) Vesting/exercise of options

Options will normally only be exercisable to the extent that they have vested. Options vest as to one-third of the ordinary shares under option on each of the first, second and third anniversaries of the date of grant. The Burberry remuneration committee has discretion to allow earlier exercise in exceptional circumstances.

(4) Cessation of employment

If an optionholder dies, his personal representatives will have 12 months from the date of death in which to exercise his options.

If an optionholder ceases to be employed in Burberry Group as a result of injury or disability, redundancy or retirement or the sale of the subsidiary or business for which the individual works, he will be entitled, for six months after cessation, to exercise his options.

In other circumstances of cessation, options will lapse on cessation, unless the remuneration committee, in its discretion, determines otherwise.

(5) Change in control
If there is a change in control of Burberry or a court sanctions a compromise or arrangement in connection with a scheme for the reconstruction of Burberry or its amalgamation with another company, all options will become fully exercisable. Alternatively, optionholders may be given the opportunity to exchange their options for equivalent options over shares in the acquiring company.

(b) The Burberry Senior Executive Restricted Share Plan (the "Restricted Share Plan")

(1) Introduction
The Restricted Share Plan was adopted on 21 June 2002 and is not approved by the Inland Revenue. It is administered by Abacus Corporate Trustee Limited as trustee of the Burberry ESOP Trust (the "Trustee"). Participants receive their awards in the form of either options over ordinary shares with an exercise price of nil or restricted ordinary shares. In either case the result is that a participant whose award vests will receive his or her ordinary shares free of charge.

(2) Awards made
Awards were made on 11 July 2002 to Directors and senior executives, as disclosed in paragraph 9 of this Part XI. No previous awards had been made and no further awards will be made.

(3) Vesting of awards
Awards vest as to 50 percent of the ordinary shares subject to the award on the third anniversary of the grant date, and as to 25 percent of the ordinary shares on each of the fourth and fifth anniversaries of the grant date provided the participant is still employed within the Group. The Burberry remuneration committee has discretion to allow for earlier vesting in exceptional circumstances.

(4) Cessation of employment
A participant who dies or leaves Burberry Group for one of the reasons specified in paragraph (a)(4) above will receive his award in full. In all other circumstances of cessation he will lose his entitlement unless the Trustee in its discretion determines otherwise.

(5) Change in control
If there is a change in control of Burberry or a court sanctions a compromise or arrangement in connection with a scheme for the reconstruction of Burberry or its amalgamation with another company, awards will generally vest in full.

(c) The Burberry Share Incentive Plan (the "SIP")

(1) Introduction
The SIP was adopted on 21 June 2002 and has been submitted to the Inland Revenue for approval under Schedule 8 to the Finance Act 2000. The SIP is established under a UK resident trust.

(2) Eligibility
All employees and executive directors of Burberry Group who are UK resident and have been employed for a qualifying period of up to 18 months are eligible to participate in the SIP.

(3) Free Shares
Up to the statutory maximum, ordinary shares may be awarded free of charge to each eligible employee in each tax year ("Free Shares"). The Directors may choose to make the award of Free Shares subject to the satisfaction of performance targets. The holding period during which the Free Shares must be held in trust is between three and five years.

(4) *Partnership Shares*

Each eligible employee may be invited to use up to £125 per month of pre-tax salary (or, if less, 10 percent of salary) to purchase ordinary shares ("Partnership Shares"). The SIP permits deductions from salary to be accumulated over a period of time set at the discretion of the Directors but not exceeding 12 months (the "Accumulation Period"). Where there is an Accumulation Period, the price at which Partnership Shares are acquired on behalf of employees will be the lower of the market value of an ordinary share at the beginning of the Accumulation Period and on the acquisition date. Where there is no Accumulation Period, the price at which Partnership Shares are acquired will be the market value on the acquisition date. There is no holding period for Partnership Shares.

(5) *Matching Shares*

Partnership Shares purchased by eligible employees may attract, at the discretion of the Directors, an award of free ordinary shares ("Matching Shares") in a ratio (to be determined by the Directors) of up to two Matching Shares for each Partnership Share. The holding period for Matching Shares is between three and five years.

(6) *Dividend Shares*

The Directors may require or permit eligible employees to reinvest dividends received on ordinary shares held under the SIP in further ordinary shares ("Dividend Shares") up to a limit of £1,500 per employee in any tax year. There is a three year holding period for Dividend Shares.

(7) *Cessation of employment/forfeiture*

Free and Matching Shares

If a participant dies or ceases to be an employee of any Burberry Group company by reason of injury, disability, redundancy, retirement on or after reaching the age of 65 or because of the sale of the subsidiary or business in which the participant is employed, any Free or Matching Shares held by the Trustee will be transferred to the participant (or the participant's personal representatives).

When Free or Matching Shares are awarded, the Trustee may determine that a participant who ceases employment in Burberry Group for any reason other than as outlined in the above paragraph within three years of the allocation of the Free or Matching Shares will forfeit them. Where forfeiture does not apply, the Trustee will transfer the ordinary shares to the participant subject to any required PAYE deductions.

When Matching Shares are awarded, the Trustee may stipulate that if the related Partnership Shares are withdrawn from trust within three years, the Matching Shares will be forfeited.

Partnership and Dividend Shares

Whenever and for whatever reason a participant ceases to be an employee of any Burberry Group company, his Partnership Shares and Dividend Shares will be transferred to him, subject to any required PAYE deductions in the case of Partnership Shares.

(8) *Reconstructions*

In the event of a reconstruction of the Company, any shares received as consideration will be held in trust under the SIP on the same terms as the Free Shares, Partnership Shares, Matching Shares or Dividend Shares in exchange for which they are received.

(9) *Operation of the SIP*

Following Admission, Burberry intends to make awards under the SIP and the Free Share Plan (described in paragraph 8(d) of this Part XI) to employees of Free Shares having an aggregate value, at the Offer Price, of approximately £1,000,000.

(d) The Burberry International Free Share Plan (the "Free Share Plan")

(1) *Introduction*

The Free Share Plan was adopted on 21 June 2002. It was set up solely in order to make Free Share Plan awards immediately after Admission to employees resident outside the United Kingdom on similar terms to the offer which will be made to UK resident employees under the SIP. Awards will be in the form of either options over ordinary shares with an exercise price of nil or restricted ordinary shares. In either case the result will be that a participant whose award vests will receive his or her ordinary shares free of charge.

(2) *Holding period*

Shares awarded under the Free Share Plan will be held in the Burberry ESOP Trust, generally for three years.

(3) *Cessation of employment/forfeiture*

The position is the same as for Free Shares under the SIP (see paragraph (c)(7) above).

(4) *Operation of the Free Share Plan*

Following Admission, Burberry intends to make awards under the Free Share Plan and the SIP to employees of Free Shares having an aggregate value, at the Offer Price, of approximately £1,000,000.

(e) The Burberry Approved Savings-Related Share Option Scheme (the "SAYE Scheme")

(1) *Introduction*

The SAYE Scheme was adopted on 21 June 2002 and has been submitted to the Inland Revenue for approval under Schedule 9 to the Income and Corporation Taxes Act 1988;

(2) *Eligibility*

Participation in the SAYE Scheme must be offered on similar terms to all UK resident employees (including executive directors) of participating companies in Burberry Group who have been employed for such period (not exceeding 12 months) as may be specified by the Directors when making invitations. Participation may also be offered to other employees and directors of participating companies at the discretion of the Directors.

(3) *Option invitations*

Option invitations may generally only be issued in the period of six weeks commencing on the day following:

- Inland Revenue approval of the SAYE Scheme or any amendment to it; or
- the Company's announcement of its full year or interim results; or
- an announcement of a new prospectus for certified contractual savings schemes approved by the Inland Revenue; or
- any amendment to the applicable tax legislation.

The Directors will also be able to issue invitations at other times in such exceptional circumstances as, in their opinion, justify the making of invitations outside the above periods. No options may be granted more than 10 years after Inland Revenue approval of the SAYE Scheme.

(4) *Savings contract*

All options must be linked to a savings contract entered into by each participant with a building society or bank. Participants may save for three or five years and contribute between £5 and £250 per month (subject to scaling down if aggregate applications exceed the number of ordinary shares to be made available). The number of ordinary shares over which a participant is granted an option will be the number which can be acquired at the exercise price with the accumulated savings plus terminal bonus.

(5) Exercise price
The exercise price shall not be less than 80 percent of the average middle market quotation of an ordinary share on the three dealing days preceding the day on which invitations are issued.

(6) Exercise of options
Options may normally only be exercised during the six-month period following the bonus date (being the third, fifth or seventh anniversary of the commencement of the related savings contract). Options will also become exercisable for a limited period on the death of a participant, on reaching the age of 65, or on ceasing to be an eligible employee by reason of injury, disability, redundancy, or retirement on or after 65 or on the sale of the employing subsidiary or business. An option will also become exercisable on agreed early retirement or cessation of employment following pregnancy provided the option has been held for at least three years. Special provisions allow early exercise in the event of a change in control, reconstruction or winding-up of Burberry. Alternatively, options may, by agreement with the acquiring company, be rolled over into equivalent options over shares in the acquiring company.

(f) The Burberry Savings-Related Share Option Scheme (Overseas) (the "Overseas SAYE Scheme")
The Overseas SAYE Scheme was adopted on 21 June 2002 and is designed to give employees outside the UK a similar share acquisition opportunity to the opportunity available to UK employees under the SAYE Scheme. Hence, save to the extent that the terms of the SAYE Scheme are dictated by the UK legislation and regulated by the Inland Revenue, the terms of the SAYE Scheme and the Overseas SAYE Scheme are materially the same.

(g) The Burberry US Employee Stock Purchase Plan (the "ESPP")

(1) Introduction
The ESPP is designed to complement the SAYE Scheme and the Overseas SAYE Scheme by giving employees resident in the United States an opportunity to acquire ordinary shares on advantageous terms. In order to confer beneficial tax treatment on participating employees, the ESPP complies with Section 423 of the US Internal Revenue Code of 1986. The ESPP was adopted by the board on 21 June 2002, having been approved by the shareholders of Burberry on 20 June 2002.

(2) Eligibility
Subject to a qualification period of up to two years, participation in the ESPP must be offered on the same terms to all employees of Burberry's US subsidiaries.

(3) Option offerings
At the beginning of each offering period, the Directors will grant options over ordinary shares to each employee who elects to participate. Participants must authorise Burberry to deduct a percentage of their post-tax salary throughout the offering period and the money deducted is then used to finance the exercise of options at the end of the period.

(4) Exercise price
The exercise price may not be less than 85 percent of the market value of an ordinary share at the beginning of the offering period, or, if lower, 85 percent of the market value on the date of exercise.

(5) Individual limit
No individual may purchase more than US$25,000 worth of ordinary shares under the ESPP in any year and deductions from an individual's salary may not exceed US$400 per month.

(6) Exercise of options
The offering period may generally not be longer than 27 months and options will normally not be exercisable until the end of that period. However, options may be exercisable early on cessation of employment or if Burberry undergoes a change in control.

(h) The Burberry Approved Executive Share Option Scheme 2002 (the "Approved Scheme")

(1) Introduction
The Approved Scheme was adopted on 21 June 2002 and has been submitted to the Inland Revenue for approval under Schedule 9 to the Income and Corporation Taxes Act 1988. It is administered by the Burberry remuneration committee.

(2) Eligibility
Participation in the Approved Scheme is restricted to employees and full-time Directors of Burberry or any participating subsidiary. A Director is considered "full-time" if he is required to devote at least 25 hours per week to his duties. Participants will be selected by the remuneration committee at its absolute discretion.

(3) Grant of options
Options may generally only be granted in the period of six weeks commencing on the day following:

- the Approved Scheme or any amendment thereto being approved by the Inland Revenue;
- an announcement by Burberry of its results for any period, or the issue by Burberry of a prospectus or similar document; or
- any amendments to the legislation relating to approved share option schemes.

Options may also be granted outside the above periods in exceptional circumstances if the Burberry remuneration committee so decides. No option may be granted more than 10 years after the date of Inland Revenue approval.

No payment is required for the grant of an option.

(4) Exercise price
The exercise price shall not be less than the average of the middle market quotations of an ordinary share for the three dealing days immediately preceding the day of grant.

(5) Individual limit
No individual may hold options with an aggregate exercise price in excess of £30,000 (or such other limit set by the legislation) after taking account of options granted under any other Inland Revenue-approved discretionary share option scheme established by Burberry or any associated company.

(6) Exercise of options
Options under the Approved Scheme generally become exercisable in three equal tranches on the first three anniversaries of the date of grant. However, earlier exercise is permitted if an optionholder dies or ceases to be employed in Burberry Group by reason of injury, disability, redundancy, retirement, or as a result of the sale of the business or subsidiary by which the optionholder is employed. If an optionholder ceases employment for any other reason, his option will lapse unless the remuneration committee in its absolute discretion decides otherwise.

The rules of the Approved Scheme also allow early exercise in the event of a takeover, reconstruction or winding-up of Burberry. Alternatively, options may, by agreement with the acquiring company, be rolled over into equivalent options over shares in the acquiring company.

No option may be exercised more than 10 years after its date of grant.

(i) The Burberry Non-approved Executive Share Option Scheme 2002 (the "Non-approved Scheme")

(1) Introduction

The Non-approved Scheme is not designed for Inland Revenue approval. Save as set out below, the provisions of the Approved Scheme and the Non-approved Scheme are in all material respects the same except that all references in relation to the Approved Scheme to Inland Revenue approval will not apply to the Non-approved Scheme.

(2) Eligibility

Options under the Non-approved Scheme may be granted to any Director or employee selected by the Burberry remuneration committee at its absolute discretion.

(3) Individual limit

There is no individual limit under the Non-approved Scheme.

(4) Exercise of options

When options granted under the Non-approved Scheme are exercised, the employing company will account through the PAYE system for any income tax and National Insurance contributions due on the option gain. Participants will be required to authorise the employer to sell sufficient ordinary shares to meet this liability.

(5) Overseas employees

When granting options to employees resident outside the United Kingdom, the Burberry remuneration committee may modify the terms of the Non-approved Scheme to take account of tax laws or other legal or regulatory requirements in the relevant country.

(j) The Burberry ESOP Trust

The Burberry ESOP Trust which the Company has established is an off-shore employee benefit trust which will acquire ordinary shares and hold them for the benefit of employees and former employees of Burberry Group and their spouses and children. The Trustee is Abacus Corporate Trustee Limited. The Trust will be used to provide ordinary shares to employees under various of the Share Incentive Schemes.

Ordinary shares may be acquired by the Trustee either by market purchases or by subscribing for new shares. The Trustee can acquire, hold or distribute ordinary shares or grant options over them.

It is intended that the Trust will be funded by way of loans and other contributions by members of Burberry Group and that it will waive dividends on shares which it holds.

In connection with the Global Offer, the Trustee will, before Admission, subscribe, at the Offer Price, for New Ordinary Shares having an aggregate value of approximately £1,000,000.

In addition, on 11 July 2002 the Trust entered into "put" and "call" option arrangements with Barclays Capital Securities Limited ("Barclays") in relation to 1,400,000 ordinary shares for which Barclays will be subscribing under the Global Offer. The option, which will be exercised on 15 July 2002, will result in the Trust purchasing such shares from Barclays at the Offer Price.

(k) Terms applying to the Share Incentive Schemes generally

(1) Overall limits

Not more than 10 percent of Burberry's issued share capital may be placed under option or issued under the Share Incentive Schemes in any ten-year period. For these purposes, options granted or ordinary shares issued before the Global Offer, options which have lapsed and options over ordinary shares which are already in issue are to be disregarded. No more than 2,500,000 ordinary shares may be acquired under the Burberry US Employee Stock Purchase Plan.

(2) *Voting, dividend and other rights*

Until options are exercised, optionholders will have no voting or dividend rights in respect of the shares under option.

In the event of a reorganisation of Burberry's share capital, the number of ordinary shares comprised in an option or award and the exercise price may be varied in such manner as the Burberry remuneration committee thinks fit.

Ordinary shares allotted under any of the Share Incentive Schemes will rank *pari passu* with the existing ordinary shares with the exception of rights attaching by reference to a record date prior to the allotment date. Application will be made to the UK Listing Authority for all such ordinary shares to be listed.

Options and awards are non-transferable and non-pensionable.

(3) *Amendments*

The Share Incentive Schemes may generally be amended by the Burberry remuneration committee or the board of Burberry, as appropriate. However, amendments to the Share Incentive Schemes which are approved by the Inland Revenue will require appropriate Inland Revenue consents and amendments to the SIP, the SAYE Scheme and the Overseas SAYE Scheme which adversely affect participants' existing rights will be subject to the consent of participants and key amendments to the ESPP will require shareholder approval.

9. Outstanding Options and Awards

Set out below are details, as of the date of these Listing Particulars and immediately following Admission, of the outstanding options to acquire ordinary shares.

Awards under the Restricted Share Plan may be granted in the form of either options over ordinary shares or restricted ordinary shares. For the purposes of this paragraph 9, all awards made on 11 July 2002 are deemed to have been granted in the form of options.

All the options and restricted share awards were granted on 11 July 2002 for no consideration. The exercise price per ordinary share is, in respect of options granted under the IPO Option Scheme, equal to the Offer Price and, in respect of awards made under the Restricted Share Plan, nil. None of the options or restricted share awards is currently exercisable and all outstanding options and restricted share awards will lapse no later than the tenth anniversary of grant. With the exception of the option and restricted share award granted to Ms Bravo, all of the options and restricted share awards were granted by reference to a multiple of the individual's salary and the Offer Price. The numbers of ordinary shares under option or restricted share award are set out below:

	Number of ordinary shares currently outstanding under the:		*Number of ordinary shares after Admission under the:*	
	IPO Option Scheme	*Restricted Share Plan*[1]	*IPO Option Scheme*	*Restricted Share Plan*[1]
R.M. Bravo	2,500,000	5,000,000	2,500,000	5,000,000
M.E. Metcalf	291,304	291,304	291,304	291,304
T.J. O'Neill	308,894	308,894	308,894	308,894
Other executives (in aggregate)	2,864,801	2,499,801	2,864,801	2,499,801

(1) For the purposes of this table, all awards granted under the Restricted Share Plan on 11 July 2002 are deemed to have been made in the form of nil-cost options.

In addition, Ms Bravo and Mr O'Neill are, under their respective service agreements, entitled to be granted further options to acquire ordinary shares, as disclosed in paragraph 7 of this Part XI. Such options will be granted for no consideration and will lapse no later than the tenth anniversary of grant.

The Trustee of the Burberry ESOP Trust has granted to Burberry, for nil consideration, an option to require the Trustee to acquire, at up to market value, ordinary shares sufficient to satisfy the exercise of options or vesting of awards under any of the Share Incentive Schemes.

10. Pension Arrangements

UK employees of Burberry Group may participate in one of two occupational pension schemes: the GUS Money Purchase Pension Plan and the GUS Pension Scheme. Both are Inland Revenue exempt approved schemes. The principal employer of each is GUS. Burberry Group will need to withdraw from these schemes if and when it ceases to be sufficiently closely associated with GUS to be allowed to remain in the schemes by the Inland Revenue.

(a) The GUS Pension Scheme

The GUS Pension Scheme (the "Scheme") is a funded defined benefit (final salary) contracted-out occupational pension scheme.

The Scheme is open to employees aged 25-59 whose basic annual salary exceeds a minimum set from time to time by GUS (£50,000 per annum as at 1 April 2002); however, GUS has agreed that Burberry can notify the trustees if it wishes to limit the eligibility of its employees further. Part-time employees have been allowed to become members of the Scheme since 1 June 1995. As at 31 March 2001 the total membership of the scheme stood at 7,023 of whom 1,779 were active members. The Scheme's main benefit section provides members with a pension at normal pension age (65) of 1/60th of final pensionable salary for each year of pensionable service, a death-in-service lump sum of a four times multiple of earnings and survivors' pensions.

An actuarial valuation for funding purposes was completed for the Scheme at 31 March 2001, which disclosed a valuation deficit at that date of approximately £8 million, and an ongoing funding level of 97 percent. The scheme actuary also confirmed that the Scheme was in excess of 120 percent funded on the basis used for the statutory minimum funding requirement as at that date.

As at 31 March 2002 the Scheme as a whole showed a deficit of approximately £16.5 million before allowing for deferred tax when valued for FRS 17 purposes (see note 22 to Part V: "Accountants' Reports – Burberry Group plc"). It is estimated that the Scheme would have been broadly in balance on an FRS 17 basis as at 31 March 2001.

The employer contribution rate is currently 17.9 percent of pensionable salaries for members in the main benefit section, and 30.5 percent for "Class F" members (who are in a non-contributory section of the Scheme which provides a pension of two-thirds of the final pensionable salary); with additional contributions of a further 8.4 percent and 13 percent to be paid for two categories of executive members. As at 31 March 2002 there were 97 Burberry Group employees in the Scheme, of which one was "Class F", and Burberry Group contributions for the year to 31 March 2002 constituted approximately 5.1 percent of total employer contributions to the Scheme.

As at 31 March 2001 the market value of the assets of the Scheme, including additional voluntary contributions' investments, was £330.6 million (excluding additional voluntary contributions investments, approximately £327 million). The scheme's assets are invested with Barclays Global Investors Limited and Merrill Lynch Investment Managers Limited and the death-in-service lump sum is insured with Swiss Life.

If and when Burberry Group has to withdraw from the Scheme, it may be able to take a transfer of assets from the Scheme in respect of its employees' benefits for past service to a new scheme of its own, with the approval of GUS. The amount of any such transfer would be decided by the Scheme's trustees having regard to the actuary's advice and in the light of the Scheme's funded status at the time. The provisions of Section 75 of the Pensions Act 1995, that if the Scheme had a deficit on a statutory basis known as the Minimum Funding Requirement, Burberry Group would be liable to pay its share of that deficit as debt, may also apply, depending on the Scheme's funded status at that time.

(b) The GUS Money Purchase Pension Plan

The GUS Money Purchase Pension Plan (the "Plan") is a defined contribution (money-purchase) contracted-in occupational pension scheme.

All employees who have reached the age of 18 but are younger than 65 and who have completed 11 months' service are eligible for membership of the Plan.

The total membership of the Plan as at 31 March 2001 was 8,483 members.

The employee contribution rate is three percent of pensionable pay. Participating employers contribute six percent (including life assurance premiums). A death-in-service lump sum is payable of three times pensionable pay.

The net assets of the Plan as at 31 March 2001 stood at £24,119,083. The Plan's assets are invested with Prudential M&G Pooled Funds and the death-in-service lump sum is insured with Swiss Life.

(c) Other Pension Arrangements

Certain full-time employees of Burberry Limited (US) and Burberry Wholesale Limited can become members of the Burberry Limited Retirement and Capital Accumulation Plan, a 401(k) Plan. The Plan is sponsored by Burberry Limited (US). The Plan allows participants to make voluntary contributions ranging from one percent to 12 percent of their base salary. The employer matches the member's contribution up to a ceiling of six percent. A member vests with respect to his employer contributions in line with a sliding scale, with up to 100 percent vested after seven years' service.

Burberry Group also has one paid-up defined benefit scheme insured with Standard Life with 17 pensioners and 26 deferred members and a provident fund with around £30,000 in assets in the process of being wound up. GUS has agreed to meet all the liabilities and undertake all the responsibilities of Burberry Group in relation to these schemes. In addition, ex-gratia pensions of approximately £42,000 per annum. are paid by Burberry Group directly to former employees and their dependants.

11. Underwriting Arrangements

The Underwriting Agreement was entered into on 11 July 2002 between Burberry, GUS, the Directors, the Underwriters and the Joint Sponsors, and contains, *inter alia*, the following provisions:

(a) Burberry confirmed the appointment of Merrill Lynch International and Morgan Stanley & Co. International Limited as Joint Sponsors in connection with the proposed Admission;

(b) Burberry has agreed, subject to certain conditions, to issue the New Ordinary Shares at the Offer Price;

(c) the Underwriters have agreed, subject to certain conditions, on a several basis to procure subscribers for or, failing which, to subscribe themselves, 104,003,079 New Ordinary Shares at the Offer Price;

(d) Burberry has, subject to certain conditions, granted Merrill Lynch International as stabilising manager, an Over-allotment Option exercisable at any time up to 30 days after 12 July 2002 pursuant to which Merrill Lynch International may subscribe, or procure subscribers for, up to 16,853,940 Over-allotment Shares at the Offer Price for the purposes, *inter alia*, of allowing Merrill Lynch International to meet over-allocations, if any, in connection with the Global Offer and to cover short positions resulting from stabilisation transactions. If any Over-allotment Shares are acquired pursuant to the exercise of this Over-allotment Option, the stabilising manager will pay to us, or procure that payment is made to us, of an amount equal to the Offer Price for each Over-allotment Share. If the Over-allotment Option is exercised, shares to be sold under the Over-allotment Option will be issued or sold on the same terms and conditions as the shares that are subject to the Global Offer;

(e) in connection with the over-allotment arrangements, Merrill Lynch International as stabilising manager, has entered into a stock lending agreement (the "Stock Lending Agreement") with GUS pursuant to which Merrill Lynch International is able to borrow up to 16,853,940 ordinary shares at any time up to and including 7 August 2002 for the purposes, *inter alia*, of allowing Merrill Lynch International to settle, at Admission, over-allotments, if any, made in connection with the Global Offer. If Merrill Lynch International borrows any ordinary shares pursuant to the Stock Lending Agreement it will be required to return equivalent securities to GUS by no later than 14 August 2002;

(f) Burberry has agreed to pay to the Underwriters a commission of 3.5 percent of the amount equal to the Offer Price multiplied by the aggregate number of New Ordinary Shares which the Underwriters have agreed to procure subscribers for, or failing which to subscribe, pursuant to the terms of the Underwriting Agreement and, in addition, Burberry has agreed to pay to the stabilising manager (on behalf of the Underwriters) a commission of 3.5 percent of the amount equal to the Offer Price multiplied by the number of Over-allotment Shares (if any) issued by Burberry under the Over-allotment Option. In addition, a further commission of 0.5 percent of the amount equal to the Offer Price multiplied by the aggregate number of New Ordinary Shares which the Underwriters have agreed to procure subscribers for, or failing which to subscribe, pursuant to the terms of the Underwriting Agreement, is payable at the absolute discretion of GUS. All commissions will be paid together with any value added tax chargeable thereon;

(g) the obligations of Burberry to issue New Ordinary Shares and the obligations of the Underwriters to procure subscribers for or, failing which, themselves to subscribe for New Ordinary Shares are subject to certain conditions including, amongst others, that Admission occurs by not later than 8.00 a.m. on 18 July 2002 or such later time and/or date (not later than 31 July 2002) as the Joint Global Co-ordinators (on behalf of the Underwriters) may agree with Burberry. The Underwriters may terminate the Underwriting Agreement in certain circumstances prior to Admission. These circumstances include the occurrence of certain material changes in the condition (financial or otherwise), prospects or earnings of Burberry and the other companies within Burberry Group and certain changes in financial, political or economic conditions (as more fully set out in the Underwriting Agreement);

(h) Burberry has agreed to pay any stamp duty and/or stamp duty reserve tax arising on the issue of New Ordinary Shares under the Global Offer and on the issue of Over-allotment Shares (if any) under the Over-allotment Option;

(i) Burberry and GUS have agreed to pay or cause to be paid (together with any related value added tax) certain costs, charges, fees and expenses of, or in connection with, or incidental to, *inter alia*, the Global Offer and/or Admission provided that, subject to the conditions in the Underwriting Agreement having been satisfied or waived and the Underwriting Agreement not having been terminated in accordance with its terms, the Underwriters shall reimburse Burberry and GUS toward such costs, charges, fees and expenses in an aggregate amount of 0.25 percent of the proceeds of the Global Offer; and

(j) Burberry has given customary warranties in relation to the business, the accounting records and the legal compliance of the Group and in relation to the contents of this document and GUS has given limited customary warranties and the Directors have given limited warranties to the Joint Sponsors and the Underwriters. In addition, Burberry has given certain customary indemnities to the Joint Sponsors and to the Underwriters and GUS has given an indemnity to the extent that Burberry has not paid under its indemnity. The liabilities of Burberry and GUS are unlimited as to time and amount and those of the Directors are unlimited as to time but limited as to amount.

12. Lock-up Arrangements

(a) Pursuant to the Underwriting Agreement:

(i) Burberry has undertaken to the Joint Sponsors and the Underwriters that during the period of 180 days from Admission it will not, without the prior written consent of the Joint Sponsors and the Joint Global Co-ordinators, (i) offer, issue, lend, mortgage, charge, assign, pledge, sell or contract to sell, issue or grant any options, rights or warrants in respect of or otherwise transfer or dispose of, directly or indirectly, or announce an offering or issue of, any ordinary shares (or any interest therein or in respect thereof) or any other securities exchangeable for or convertible into, or substantially similar to, ordinary shares; or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequence or the ownership of the ordinary shares, or publicly announce any intention to do any of the foregoing, other than pursuant to the Global Offer. The foregoing undertaking by Burberry does not apply to the operation of the Burberry Share Incentive Plan or the Burberry International Free Share Plan, as described in paragraph 8 of this Part XI: "Additional Information";

(ii) GUS has undertaken to the Joint Sponsors and the Underwriters that during the period of 180 days from Admission it will not, without the prior written consent of the Joint Sponsors and the Joint Global Co-ordinators, (i) offer, issue, lend, mortgage, charge, assign, pledge, sell or contract to sell, issue or grant any options, rights or warrants in respect of or otherwise transfer or dispose of, directly or indirectly, or announce an offering or issue of, any ordinary shares (or any interest therein or in respect thereof) or any other securities exchangeable for or convertible into, or substantially similar to, ordinary shares; or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequence or the ownership of the ordinary shares; and

(iii) Each of the Directors has undertaken to the Joint Sponsors and the Underwriters that during the period of 365 days from Admission he/she will not, without the prior written consent of the Joint Sponsors and the Joint Global Co-ordinators, (i) offer, issue, lend, mortgage, charge, assign, pledge, sell or contract to sell, issue or grant any options, rights or warrants in respect of or otherwise transfer or dispose of, directly or indirectly, or announce an offering or issue of, any ordinary shares (or any interest therein or in respect thereof) or any other securities exchangeable for or convertible into, or substantially similar to, ordinary shares; or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequence or the ownership of the ordinary shares.

(b) Mitsui has undertaken to the Joint Sponsors and the Joint Global Co-ordinators that during the period of 180 days from Admission it will not, without the prior written consent of the Joint Sponsors and the Joint Global Co-ordinators, subject to certain exceptions (i) offer, issue, lend, mortgage, charge, assign, pledge, sell or contract to sell, issue or grant any options, rights or warrants in respect of or otherwise transfer or dispose of, directly or indirectly, or announce an offering or issue of, any ordinary shares (or any interest therein or in respect thereof) or any other securities exchangeable for or convertible into, or substantially similar to, ordinary shares; or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequence or the ownership of ordinary shares.

13. Securities Laws

(a) General

No action has been or will be taken in any jurisdiction that would permit a public offering of the ordinary shares, or possession or distribution of this document or any other offering material, in any country or jurisdiction where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this document nor any other offering material or advertisements in connection with the ordinary shares may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons into whose possession this document comes should inform themselves about and observe any restrictions on the distribution of this document and the offer of ordinary shares, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to subscribe for or buy any of the ordinary shares offered hereby to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction.

(b) United States

Because of the following restrictions, purchasers of New Ordinary Shares in the United States are advised to consult legal counsel prior to making any offer for, resale, pledge or other transfer of, the ordinary shares.

The Global Offer is being made in accordance with Rule 144A and Regulation S under the Securities Act. The New Ordinary Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States and, accordingly, may not be offered or sold within the United States except under the Global Offer to qualified institutional buyers ("QIBs") within the meaning of Rule 144A or to a limited number of accredited investors, within the meaning of Rule 501(a) under the Securities Act, as the case may be, in reliance on an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Ordinary shares may be sold outside the United States in accordance with Regulation S.

Each purchaser of the New Ordinary Shares offered in reliance on Rule 144A who is located in the United States, by accepting delivery of this document, will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

(i) The purchaser (a) is a QIB, (b) is aware, and each beneficial owner of such New Ordinary Shares has been advised, that the sale to it is being made in reliance on Rule 144A and (c) is acquiring such New Ordinary Shares for its own account or for the account of a QIB.

(ii) The purchaser understands that such New Ordinary Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered, sold, pledged or otherwise transferred except (a) in accordance with Rule 144A to a person that it and any person acting on its behalf reasonably believes is a QIB purchasing for its own account or for the account of a QIB, (b) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S or (c) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), in each case in accordance with any applicable securities laws of any State of the United States.

(iii) It acknowledges that such New Ordinary Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and that no representation is made as to the availability of the exemption provided by Rule 144 for resales of ordinary shares.

(iv) If in the future the purchaser decides to offer, resell, pledge or otherwise transfer such New Ordinary Shares, they may be offered, sold, pledged or otherwise transferred only in accordance with the following legend, which such ordinary shares, if in certificated form, will bear unless otherwise determined by the Company in accordance with applicable law:

THE SHARES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR 904 TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THESE ORDINARY SHARES REPRESENTED HEREBY. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, THE SHARES MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITORY RECEIPT FACILITY IN RESPECT OF ORDINARY SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITORY BANK. EACH HOLDER, BY ITS ACCEPTANCE OF THESE SHARES, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS.

(v) Any offer, sale, pledge or other transfer made other than in compliance with the above-stated restrictions shall not be recognised by the Company in respect of such New Ordinary Shares.

(vi) It represents that if, in the future, it offers, resells, pledges or otherwise transfers such ordinary shares, it shall notify such subsequent transferee of the transfer restrictions set out in paragraphs (i) to (v) above.

(vii) The Company, the Registrar, the Joint Global Co-ordinators and their affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. If the purchaser is acquiring any such shares for the account of one or more QIB, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

Prospective purchasers are hereby notified that sales of the New Ordinary Shares may be made in reliance on Rule 144A or another exemption from, or in a transaction not subject to, the provisions of Section 5 of the Securities Act.

It is expected that delivery of the New Ordinary Shares will be made against payment therefor, on or about 18 July 2002, which will be the fourth business day following the date of pricing of the New Ordinary Shares. Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly purchasers who wish to trade New Ordinary Shares on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the New Ordinary Shares initially will settle four business days following the price date (T+4), to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of New Ordinary Shares who wish to trade New Ordinary Shares on the date of pricing or the next succeeding business day should consult their own adviser.

(c) United Kingdom

Each Underwriter has represented and agreed that (a) it has not offered or sold and will not offer or sell any New Ordinary Shares to persons in the United Kingdom prior to Admission except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services and Markets Act 2000 (the "FSMA"), (b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the New Ordinary Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company, and (c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the New Ordinary Shares in, from or otherwise involving the United Kingdom.

(d) Japan

The New Ordinary Shares have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 25 of 1948 as amended), and may not be offered or sold, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and other relevant laws and regulations of Japan.

(e) The Netherlands

The New Ordinary Shares may not be offered, transferred or sold, whether directly or indirectly to any individual or legal entity in The Netherlands, other than to individuals or legal entities who or which trade in or invest in securities in the conduct of a profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which regularly, as an ancillary activity, invest in securities).

(f) Spain

These Listing Particulars have not been registered with the Comision Nacional del Mercado de Valores. The New Ordinary Shares may only be offered in Spain in accordance with Law 24/1988 (as amended by Law 37/1998) on the Spanish Securities Market and Royal Decree 291/1992 (as amended by Royal Decree 2590/1998) on issues and public offerings of securities.

14. Material Contracts

(a) The following contracts (not being contracts entered into in the ordinary course of business) have been entered into, or are expected to be entered into prior to Admission, by members of Burberry Group within the two years immediately preceding the date of these Burberry Listing Particulars and are, or may be, material or have been entered into at any time by a member of the Group and contain provisions under which any member of Burberry Group has any obligation or entitlement which is or may be material to Burberry Group as at the date of these Listing Particulars:

(1) Underwriting Agreement dated 11 July 2002 between Burberry, GUS, the Directors, the Underwriters and the Joint Sponsors providing for the sponsorship and underwriting of the Global Offer, the details of which are set out in paragraph 11 of this Part XI: "Additional Information – Underwriting Arrangements";

(2) Relationship Agreement dated 11 July 2002 between Burberry and GUS setting out the terms of the relationship between Burberry and GUS, the details of which are set out in Part II: "Business – Relationship with GUS";

(3) Services Agreement dated 11 July 2002 between Burberry and GUS setting out the terms on which GUS will provide certain services to Burberry Group, the details of which are set out in Part II: "Business – Relationship with GUS";

(4) Tax Sharing Agreement dated 11 July 2002 between Burberry and GUS setting out terms relating to the surrender of tax losses, the details of which are set out in Part II: "Business – Relationship with GUS";

(5) Tax Indemnity dated 11 July 2002 between Burberry and GUS setting out the terms on which GUS agrees to indemnify Burberry against unprovided tax liabilities payable by Burberry, the details of which are set out in Part II: "Business – Relationship with GUS";

(6) certain agreements in connection with the purchase of certain assets of the Company's primary distributors in Asia, excluding Japan (Burberry Hong Kong, Burberry Singapore and Burberry Australia):

   (i) Sale and Purchase Agreement between Burberry (Hong Kong) Limited, Ford Base Limited, Goodview Limited (the "Vendors") and Joyous City Limited (now renamed Burberry Asia Limited), Burberry Limited (UK), Mr William Ng Kwok Pun and Dr Henry Tay Yun-Chwan, dated 18 October 2001 relating to the sale and purchase of the Burberry retailing and wholesale distribution business in Hong Kong.

   With effect from 1 January 2002, the Vendors sold the business of designing and manufacturing apparel and accessory products under licence from Burberry Limited and the distribution as principal and agent of products manufactured by or on behalf of Burberry Limited and/or its licensees in the People's Republic of China, Hong Kong, Macao, Taiwan, South Korea, the Philippines, Thailand, Guam and Saipan and in Singapore, Malaysia, Indonesia and Brunei to Joyous City Limited. The consideration for the purchase of the business was £3,593,223.46 (being the asset value of the business as at 31 December 2001) which was paid on or about 31 December 2001 and £4,550,000 (representing goodwill) to be paid in two equal instalments on 1 January in 2003 and 2004, respectively. The Vendors' obligations under the agreement were guaranteed by Dr Tay and Mr Ng up to the amounts of £3,000,000 and £2,000,000, respectively. Joyous City Limited's obligations under the agreement were fully guaranteed by Burberry Limited (UK);

   (ii) Sale and Purchase Agreement between Burberry (Singapore) Pte Limited and Goodview Limited (the "Vendors") and Oxton Trading Pte Limited (now renamed Burberry (Singapore) Distribution Company Pte Limited), Burberry Limited (UK) and Dr Henry Tay Yun-Chwan, dated 18 October 2001 relating to the sale and purchase of the Burberry retailing and wholesale distribution business in Singapore.

   With effect from 1 January 2002, the Vendors sold the business of distribution as principal and agent of products manufactured by or on behalf of Burberry Limited (UK) and/or its licensees in the People's Republic of China, Hong Kong, Macao, Taiwan, South Korea, the Philippines, Thailand, Guam and Saipan to Oxton Trading Pte Ltd. The consideration for the purchase of the business was £690,188.41 (being the asset value of the business as at 31 December 2001) which was paid on or about 31 December 2001 and £350,000 (representing goodwill) to be paid in two equal instalments on 1 January in 2003 and 2004, respectively. The Vendors' obligations under the agreement were fully guaranteed by Dr Tay. The obligations of Oxton Trading Pte Ltd under the agreement were fully guaranteed by Burberry Limited (UK);

(iii) Sale and Purchase Agreement between Burberry (Australia) Pty Limited and Goodview Limited (the "Vendors") and ACN 098 381 161 Pty Ltd, Burberry Limited (UK) and Dr Henry Tay Yun-Chwan dated 18 October 2001 relating to the sale and purchase of the Burberry retailing and wholesale distribution business in Australia.

With effect from 1 January 2002, the Vendors sold the business of distribution as principal and agent of products manufactured by or on behalf of Burberry Limited (UK) and/or its licensees in Australia, New Zealand, Fiji and New Caledonia to ACN 098 381 161 Pty Ltd. The consideration for the purchase of the business was £232,359.88 (being the asset value of the business as at 31 December 2001) which was paid on or about 31 December 2001 and £100,000 (representing goodwill) to be paid in two equal instalments on 1 January in 2003 and 2004, respectively. The Vendors' obligations under the agreement were fully guaranteed by Dr Tay. The obligations of ACN 098 381 161 Pty Ltd under the agreement were fully guaranteed by Burberry Limited (UK);

(7) Advisory Agreement between Burberry Asia Limited, Henry Tay Yun-Chwan and Burberry Limited (UK), dated 31 December 2001 relating to the arrangements pursuant to which Joyous City Limited has retained Dr Tay as a senior adviser to the business until 31 December 2003. Dr Tay's annual fee for his advisory services is US$500,000 plus 5 percent of the after-tax profit of the business during employment. The liabilities of Joyous City Limited are guaranteed by Burberry Limited (UK);

(8) Service Agreement between Joyous City Limited and William Ng Kwok Pun, dated 18 October 2001 relating to the arrangements pursuant to which Joyous City Limited has retained Mr Ng as managing director until 31 December 2004. Mr Ng's annual salary is 20 percent of the after-tax profit of the business during the period of employment, subject to a minimum annual salary and allowances of US$500,000. The liabilities of Joyous City Limited are not guaranteed by Burberry Limited;

(9) Agreement for the Sale of the Pantherella Business between Burberry Limited (UK), Howper 346 Limited and HJ Sock Group Limited, dated 28 March 2001.

With effect from 23 March 2001, Burberry Limited (UK) sold its sock business (excluding the business of making socks under the Burberry brand) to Howper 346 Limited for £579,000, subject to adjustment according to stock levels at completion. The total final consideration was £621,000. The purchaser's obligations under the agreement were fully guaranteed by HJ Sock Group Ltd. Burberry Limited (UK) has agreed (for a period of four years from 28 March 2001) not to engage in any business similar to the business in the European Union (except Spain), Canada, the United States and South America or interfere with the existing supplier arrangements of the business. Burberry Limited (UK) also agreed (for the same period) not to solicit employees of the business or to sell to, or solicit customers of, the business but only in respect of the products purchased by such customers from the business. These restrictions do not prevent Burberry Limited (UK) from manufacturing, selling or supplying sales under the Burberry Scotch House brands or purchasing or selling socks for the purposes of the retail business carried out under The Scotch House brand;

(10) Loan Agreement between GUS International Holdings B.V. and Burberry (Spain) S.A., dated 26 September 2000.

GUS International Holdings B.V. made a loan to Burberry (Spain) S.A. of €8,107,762.10. This loan bears interest at a rate of EURIBOR plus 0.375 percent per annum and is repayable on 26 September 2005. The receivable represented by this loan is being purchased by Burberry Group pursuant to the Reorganisation;

(11) Share Transfer Agreement between GUS International Holdings B.V. and Regent Brown Holdings S.L., dated 29 September 2000.

With effect from 29 September 2000, GUS International Holdings B.V. agreed to transfer to Regent Brown Holdings S.L. (now renamed as Burberry (Spain) Holdings S.L.), 68,068 shares in Burberry (Spain) S.A. and 81,600 shares in Mercader y Casadevall S.A. such that following the transfer, Burberry (Spain) Holdings S.L. held 100 percent of the issued share capital in each of Burberry (Spain) S.A. and Mercader y Casadevall S.A.

Immediately prior to entering into this agreement, GUS International Holdings B.V. had caused Burberry (Spain) Holdings S.L. to be incorporated and it paid up €20 million in nominal amount of the share capital and €45 million of share premium account of Burberry (Spain) Holdings S.L. by the transfer to Burberry (Spain) Holdings S.L. of 32,032 shares in Burberry (Spain) S.A. and 38,400 shares in Mercader y Casadevall S.A. It also paid up €23,077 in nominal amount of the share capital and €51,923 of share premium account of Burberry (Spain) Holdings S.L. by subscription for 23,077 shares of Burberry (Spain) Holdings S.L. for cash.

The consideration for the transfer of the 68,068 shares in Burberry (Spain) S.A. and 81,600 shares in Mercader y Casadevall S.A. was €136,284,854.90, subject to adjustment on a "pound-for-pound" basis in the event of any adjustment to the consideration pursuant to the agreement referred to in paragraph (13) below. An amount equal to the amount of the consideration was lent by GUS International Holdings B.V. to Burberry (Spain) Holdings S.L. on the terms of the loan agreement referred to in paragraph (12) below;

(12) Loan Agreement between GUS International Holdings B.V. and Regent Brown Holdings S.L. (now renamed Burberry (Spain) Holdings S.L.), dated 29 September 2000.

GUS International Holdings B.V. made a loan to Regent Brown Holdings S.L. (now renamed Burberry (Spain) Holdings S.L.) of €136,284,854.90. This loan bears interest at a rate of EURIBOR plus 0.375 percent per annum and is repayable on 26 September 2005. The receivable represented by this loan is being purchased by Burberry Group pursuant to the Reorganisation;

(13) A Sale and Purchase Agreement dated 30 June 2000 covering two related sales:

(i) Agreement to sell Burberry (Spain) S.A. between the former shareholders of the Company's former licensee in Spain and certain key executives of Burberry Spain and companies associated with the Company's former licensee in Spain (together, the "Burberry Spain Vendors"), GUS International Holdings B.V. and Burberry Limited (UK); and

(ii) Agreement to sell Mercader y Casadevall S.A. between certain individuals and companies associated with the retail operations of the Company's former licensee in Spain (together, the "MyC Vendors"), GUS International Holdings B.V. and Burberry Limited (UK).

With effect from 30 June 2000, the Burberry Spain Vendors sold the entire issued share capital of Burberry (Spain) S.A. and the MyC Vendors sold the entire issued share capital of Mercader y Casadevall S.A. to GUS International Holdings B.V. The consideration for the sale of the shares in Burberry (Spain) S.A. and Mercader y Casadevall S.A. was €209,392,617.16, which sum may be increased in accordance with certain earn-out provisions based on the aggregate profits before interest and tax of Burberry (Spain) S.A., Mercader y Casadevall S.A. and the UK wholesale business of Burberry for the five financial years ending on 31 March 2005. The consideration, as increased by the earn-out, is subject to adjustment in the circumstances described in the paragraph below. Payment of €146,574,832.01 was made directly to the Burberry Spain Vendors and the MyC Vendors at completion on 30 June 2000. The rest of the consideration (excluding the earn-out) was paid into an escrow account at completion. The terms of the escrow arrangements are governed by an escrow agreement between the parties to the agreement and Barclays Bank dated 30 June 2000. The earn-out operates by reference to the aggregate profits before interest and tax of Burberry (Spain) S.A., Mercader y Casadevall S.A. and the UK wholesale business of Burberry for the five financial years ending on 31 March 2005. If these profits during this period are below £240,800,000, no payments will be made to the Burberry Spain Vendors and MyC Vendors under the earn-out. If these profits during this period are equal to or more than £240,800,000 up to £267,500,000, a payment of up to €20,939,262 will be made. If these profits exceed £267,500,000 a further payment up to €20,939,262 will be made. The amount of the earn-out shall be paid to the Burberry Spain Vendors and MyC Vendors as soon as it has been determined. To the extent that any amounts are payable in respect of the earn-out, these amounts are subject to adjustment in the circumstances described in the next paragraph.

Of that part of the consideration paid into the escrow account, subject to warranty claims and whether certain employees are still in the employment of a member of Burberry Group or not, €20,939,261.70 shall be released on 30 June 2002 and €41,878,523.45 shall be released on 30 June 2005. The earn-out may also be adjusted in the event of warranty claims and the termination of employment within Burberry Group of certain employees.

Certain of the Burberry Spain Vendors and MyC Vendors have assigned their rights and obligations under the sale and purchase agreement and escrow agreement to various third parties associated with them pursuant to agreements dated 30 June 2000, 23 October 2000 and 6 February 2002 respectively.

The obligations of GUS International Holdings B.V. under the agreement were fully guaranteed by Burberry Limited and it is intended that the rights and obligations of GUS International Holdings B.V. under the agreement and the escrow agreement will be transferred to Burberry (Spain) Holdings S.L. pursuant to the agreement referred to in paragraph (14) below;

(14) Novation Agreement dated 11 July 2002 between, *inter alia*, GUS International Holdings B.V. and Burberry (Spain) Holdings S.L. to effect a novation to Burberry (Spain) Holdings S.L. of the rights and obligations of GUS International Holdings B.V. under the sale and purchase agreement and escrow agreement referred to in paragraph (13) above;

(15) Sale and Purchase Agreement between Burberry Korea Limited (the "Purchaser"), Euro Trading Co., Ltd. (the "Vendor"), Mr Shin Yong-Keuk and Burberry Limited, dated 26 March 2002 relating to the sale and purchase of the Burberry distribution and retailing business in Korea.

On completion of this Sale and Purchase Agreement, the Vendor agreed, with effect from 30 June 2002, to sell the business of importing and distributing in the Republic of Korea garments, accessories and other products manufactured by Burberry Limited (UK) or under licence from Burberry Limited (UK) and the selling of such products to retailers, including the sale of these products by such retailers on a duty-free basis and/or to consumers for personal use and the Vendor will sell all the property, undertaking, rights and assets of the business as specified in the agreement. Completion of the agreement was subject to a number of conditions, which include, *inter alia*, that the warranties remain true and accurate up until completion and compliance by the Vendor with restrictions imposed to protect the value of the business prior to completion. The consideration for the Sale and Purchase Agreement was the following: (i) £15 million in respect of goodwill to be paid in two unequal instalments; £10 million on 1 July 2002 and, provided that the Service Agreement (see below) with Mr Shin has not been terminated under certain specified conditions, £5 million on 30 June 2007; (ii) subject to specified conditions, the payment of the amounts spent on advertising and promotion by the Vendor from 1 January 2002 until 30 June 2002; (iii) the value of the assets of the business as at 30 June 2002 as determined by Clause 9.3 of the Sale and Purchase Agreement less the severance payment and the profit adjustment as calculated in accordance with Clause 9.8 of the Sale and Purchase Agreement; and (iv) any value added tax to be paid by the Purchaser. The Vendor's obligations are fully guaranteed by Mr Shin and the Purchaser's obligations were fully guaranteed by Burberry Limited. Furthermore, Burberry Asia Limited, on completion of this Sale and Purchase Agreement, signed a commission letter pursuant to which it agreed to pay to Euro Trading Co. Ltd. a commission of 10 percent of the order value of all orders for the Autumn/Winter 2002 season received by Burberry Asia Limited from duty-free retailers in Korea up to and including 31 July 2002.

On 1 July 2002 the Sale and Purchase Agreement was amended to provide that the goodwill payment of £10 million would not be paid on completion. Rather, the £10 million would be placed in escrow to be paid on 1 August 2002 following formal transfer of certain concession arrangements to the Purchaser. The payment of the remaining £5 million in respect of goodwill will remain conditional on that formal transfer. It was agreed that completion of the Sale and Purchase Agreement would take place at 10.00 a.m. on 2 July 2002;

(16) Service Agreement between Burberry Korea Limited, Yong Keuk Shin and Burberry Limited, initialled as an agreed form document, entered into on completion of the Sale and Purchase Agreement described in (15) above, relating to the arrangements pursuant to which Burberry Korea Limited will retain Mr Shin as director and chairman of Burberry Korea Limited until 31 March 2007. Mr Shin's annual fee for his services will be 16 percent of the profit before tax (as defined therein) of Burberry Korea Limited. In addition, subject to certain exceptions, including the breach of certain clauses of the Service Agreement and the Sale and Purchase Agreement, Mr Shin will be entitled to a £5 million severance payment which will be paid on the expiry of the fixed term on 31 March 2007, even if the agreement terminates earlier. The Service Agreement also permits Burberry Korea Limited to deduct from Mr Shin's annual fee any and all debts and/or sums owed to Burberry Korea Limited by Mr Shin or any companies controlled by Mr Shin including any sums owed under the Sale and Purchase Agreement referred to in paragraph (15);

(17) Sale and Purchase Agreement between Burberry Limited (UK) and GUS, dated 28 March 2002 relating to the sale and purchase of freehold property known as 29-53 Chatham Place and 20 Belshalm Street, London E9 6LP (the "Property").

With effect from 28 March 2002, Burberry Limited (UK) contracted to sell the Property to GUS for £800,000.00, exclusive of VAT (VAT shall become payable upon delivery of a properly drawn VAT invoice). Burberry Limited agreed to seek a third-party purchaser to undertake the development of the Property. Burberry Limited (UK) may require the purchaser to construct a new factory shop and warehouse over part of the Property as specified (the "New Premises"), provided that the costs of construction shall not exceed £3.1 million plus indexation. If a binding contract for the sale to a third party has not been entered into by five years from the date of the Sale and Purchase Agreement, Burberry Limited agreed to pay GUS a sum equivalent to the purchase price plus interest.

Burberry has retained the right to require GUS to enter into a Lease Agreement with Burberry Limited (UK) or the third-party purchaser for the lease of part of the Property. Under the Lease Agreement, GUS leases to Burberry Limited (UK) the New Premises for the yearly rent of a peppercorn (if demanded). Burberry Limited (UK) shall agree to indemnify GUS against all expenses, proceedings costs, claims, damages and any other liability or consequence arising out of or in respect of any breach of Burberry Limited (UK)'s obligations under the Lease Agreement.

If Burberry Limited does not require a third-party purchaser to construct the New Premises, Burberry Limited is entitled to retain the cost of constructing the New Premises (to a maximum of £3.1 million plus indexation) and to build alternative premises in another location;

(18) Certain agreements in connection with the Reorganisation:

(i) Deed of Share Transfer (the "Deed") dated 1 July 2002 between Plotterweg International B.V. ("Plotterweg") and Burberry Jersey (No. 1) Limited ("Burberry Jersey 1") providing for the transfer by way of a gift of the entire issued share capital of Burberry Holdings Limited ("Burberry Holdings") from Plotterweg to Burberry Jersey 1. The Deed is conditional upon the announcement on or before 1 October 2002 by Burberry of the Offer Price (the "Price Announcement") and completion will take place at or around 7.00 a.m. London time on 12 July 2002.

(ii) Share Transfer Agreement (the "Share Transfer Agreement") dated 3 July 2002 between Plotterweg and Burberry providing for the transfer of two ordinary shares of £1 each in the capital of Burberry Jersey 1 ("BJ1 Shares") free from encumbrances from Plotterweg to Burberry for a cash sum equal to the market value of Burberry Jersey 1 as at the date of the

Price Announcement. The Share Transfer Agreement is conditional upon (a) the Price Announcement and (b) the completion of certain other transactions on or before 1 October 2002.

(iii) First Loan Agreement ("Loan Agreement") dated 3 July 2002 between GUS and Burberry providing for the grant of a loan for a six-month term (commencing on the date of the Price Announcement) by GUS to Burberry of a sum equal to the market value of Burberry Jersey 1 as defined therein. The Loan Agreement is conditional upon (a) the Price Announcement and (b) the completion of certain other transactions on or before 1 October 2002.

(iv) Subscription Agreement ("Subscription Agreement") dated 8 July 2002 between GUS Holdings B.V. ("GUS Holdings") and Burberry Jersey (No. 2) Limited ("Burberry Jersey 2") in relation to the transfer of 20,023,077 shares of €1 each in the share capital of Burberry (Spain) Holdings S.L. free from encumbrances in consideration for the issue of shares by Burberry Jersey 2. The Subscription Agreement is conditional upon (a) the Price Announcement and (b) the completion of certain other transactions on or before 1 October 2002.

(v) Subscription Agreement ("Subscription Agreement 2") dated 8 July 2002 between GUS Holdings and Burberry Jersey (No. 2) Limited ("Burberry Jersey 2") in relation to the transfer of 208,554 shares of €15 each in the share capital of Burberry (France) S.A. in consideration for the issue of shares by Burberry Jersey 2. The Subscription Agreement 2 is conditional, *inter alia*, upon the satisfaction or waiver on or before 1 October 2002 by both parties thereto of (a) the Price Announcement and (b) the completion of certain other transactions.

(vi) Second Loan Agreement ("Loan Agreement 2") dated 3 July 2002 between GUS and Burberry providing for the grant of a loan for a six-month term (commencing on the date of the Price Announcement) by GUS to Burberry of a sum equal to the Sterling equivalent of (a) the benefit of the loans owned by Plotterweg CV and payable by Burberry (Spain) S.A. and Burberry (Spain) Holdings S.L. of €8,107,762.10 including accrued interest thereon up to and including the day prior to the Price Announcement and €136,284,854.90 including accrued interest thereon up to and including the day prior to the Price Announcement, respectively, and (b) the market value of Burberry Jersey 2, Burberry Belgium S.A. and Burberry Suisse S.A. as defined therein. The Loan Agreement 2 is conditional upon the satisfaction or waiver on or before 1 October 2002 by both parties thereto of (a) the Price Announcement and (b) the completion of certain other transactions on or before 1 October 2002.

(vii) Share Transfer Agreement (the "Share Transfer Agreement 2") dated 3 July 2002 between GUS Holdings and Burberry providing for the transfer of 100,000 ordinary shares in the capital of Burberry Jersey 2, all of GUS Holdings' interest in the shares in the capital of Burberry Belgium S.A. ("Belgium Shares") and all of GUS Holdings' interest in the shares in the capital of Burberry Suisse S.A., each free from encumbrances from GUS Holdings to Burberry for a consideration equal to the market value of Burberry Jersey 2, Burberry Belgium S.A.and Burberry Suisse S.A. as at the date of the Price Announcement. The Share Transfer Agreement 2 is conditional upon (a) the Price Announcement and (b) the completion of certain other transactions on or before 1 October 2002.

(viii) Share Capital Repurchase Agreement (the "Repurchase Agreement") dated 3 July 2002 between Experian Holdings, Inc. ("Experian") and Burberry North America, Inc. ("Burberry NA") providing for the renouncement by Burberry NA of its ownership of, and interest in, 250 shares of preferred stock in Experian ("Experian Shares") in exchange for the delivery to Experian by Burberry NA of all of the Class A shares of Burberry US LLC held by Experian immediately after, *inter alia*, the Price Announcement. The Repurchase Agreement is conditional upon, *inter alia*, the Price Announcement on or before 1 October 2002 and contains certain warranties as to ownership of, and interest in, the Experian Shares.

(ix) Contribution Agreement (the "Contribution Agreement") dated 1 July 2002 between GUS Luxembourg Investments Sarl ("GUS Lux") and Burberry Luxembourg Investments Sarl ("Burberry Lux") providing for the contribution *in specie* of all of the assets and liabilities of GUS Lux as at the date of the Contribution Agreement (as set out in a pro forma balance sheet annexed thereto) in exchange for up to 160,000 new shares in Burberry Lux with a nominal value of €100 per share to be issued on the later of the Price Announcement or the completion of certain other transactions.

(x) Luxembourg Loan Agreement (the "Lux Loan Agreement") dated 1 July 2002 between Burberry Lux and Burberry providing for the grant of a loan (the "Lux Loan") on a five-year term (commencing on the date of the Price Announcement) by Burberry Lux to Burberry of €7,500,000. Burberry shall pay interest on the unpaid principal amount of the Lux Loan at the rate of five-year EURIBOR plus one percent per annum.

(xi) Third Loan Agreement (the "Loan Agreement 3") dated 3 July 2002 between GUS and Burberry providing for the grant of a loan by GUS to Burberry of a sum equal to the market value of Burberry Lux as defined therein for a six-month term commencing on the date of the Price Announcement. The Loan Agreement 3 is conditional upon on or before 1 October 2002 (a) the Price Announcement and (b) the completion of certain other transactions on or before 1 October 2002.

(xii) Share Transfer Agreement (the "Share Transfer Agreement 3") dated 3 July 2002 between GUS Lux, GUS Luxembourg Sarl ("GUS Lux Sarl") and Burberry providing for the transfer of all of the ordinary shares of €100 each in the capital of Burberry Lux owned by GUS Lux and Gus Lux Sarl to Burberry for a cash sum equal to the market value of Burberry Lux at the date of the Price Announcement. The Share Transfer Agreement 3 is conditional upon (a) the Price Announcement and (b) the completion of certain other transactions on or before 1 October 2002.

(xiii) Fourth Loan Agreement (the "Loan Agreement 4") dated 3 July 2002 between GUS and Burberry providing for the grant of a loan by GUS to Burberry for a six-month term (commencing on the date of the Price Announcement) of the Sterling equivalent (determined using the Sterling:Euro spot exchange rate on the Price Announcement as applied by GUS Treasury Services B.V.) of the cost of investment in Hampstead International Realty S.A. ("Hampstead") recorded in the books of GUS Overseas Investments B.V. ("GUS Overseas"). The Loan Agreement 4 is conditional upon both parties thereto of (a) the Price Announcement and (b) the completion of certain other transactions on or before 1 October 2002.

(xiv) Share Transfer Agreement (the "Share Transfer Agreement 4") dated 3 July 2002 between GUS Overseas and Burberry providing for the transfer of 2,000 shares of $500 each in the capital of Hampstead, free from encumbrances from GUS Overseas to Burberry for a cash sum equal to the value attributed to the cost of investment in Hampstead as recorded in the books of GUS Overseas at the date of the Price Announcement. The Share Transfer Agreement 4 is conditional upon (a) the Price Announcement and (b) the completion of certain other transactions on or before 1 October 2002.

(xv) Share Transfer Agreement (the "Share Transfer Agreement 5") dated 10 July 2002 between Burberry, GUS Holdings Limited and GUS Overseas Holdings B.V. ("GUS Overseas Holdings") and providing for the transfer of 14 B participating shares with a nominal value of 1000 Dutch Guilders each ("B Shares") in the capital of GUS Overseas Holdings from Burberry to GUS Holdings Limited for a cash sum of £160,000,000. The Share Transfer Agreement 5 contains certain warranties as to ownership of the B Shares.

(xvi) Deed of Assignment of Receivables ("Deed of Assignment of Receivables") dated 3 July 2002 between GUS Finance B.V. and GUS Overseas Finance B.V., (each acting in its capacity as general partner of Plotterweg CV), Burberry Luxembourg Holdings Limited, GUS International Holdings B.V. and GUS International B.V. providing for the assignment of the legal and beneficial interests in certain receivables owed to Plotterweg CV by Burberry (Spain) S.A. and Burberry (Spain) Holdings S.L. of €8,107,762.10 and €136,284,854.90, respectively (the "Receivables") to Burberry Luxembourg Holdings Limited for cash consideration, equal to the amount of the Receivables plus accrued interest up to and including the day prior to the Price Announcement. This Deed of Assignment of Receivables is conditional upon (a) the issue of the Price Announcement and (b) the completion of certain other transactions on or before 1 October 2002;

(19) Facility Agreement between Burberry (as borrower) and GUS (as lender), dated 11 July 2002.

Pursuant to the Loan Facility, a £150,000,000 multi-currency revolving facility will be made available by GUS to Burberry for general corporate purposes for a period of up to three years after the date of the Facility Agreement. Burberry may request a proposed advance which must be an amount, or integral multiple, of £1,000,000, or an equivalent amount denominated in a currency freely transferable and freely convertible into pounds sterling, for a term of seven or 14 days or one, three or six months. The advances will bear interest at a rate per annum which is the sum of the Margin (0.42 percent per annum), and LIBOR (the London inter-bank offered rate). The Facility Agreement includes representations and warranties and undertakings given by Burberry together with the corresponding events of default more particularly described in the Facility Agreement including negative pledge and disposal undertakings, material adverse change event of default provisions, mandatory prepayment on change of control (after a period of 18 months) and an interest cover financial covenant;

(20) Won Currency Loan Agreement between Burberry Korea Limited (as borrower) and The Hongkong and Shanghai Banking Corporation Limited (as lender), dated 24 June 2002.

Under the terms of the Won Currency Loan Agreement Burberry Korea Limited has requested an advance of up to Korean Won 35,000,000,000 to finance, in part, the acquisition of the business of the former Burberry distributor in Korea. The loan will bear interest at a rate of 1.2 percent per annum plus the base rate, which is defined as the per annum rate for three-month Korean Won-denominated certificates of deposit quoted by the Korea Securities Dealers Association. Burberry Korea Limited may request the advance at any time prior to 24 September 2002, and the term of the loan is three years from the date of the request. Burberry Limited (UK) has guaranteed Burberry Korea Limited's obligations under the Won Currency Loan Agreement. The Won Currency Loan Agreement includes representations, warranties and undertakings given by Burberry Korea Limited together with corresponding events of default more particularly described in the Won Currency Loan Agreement including negative pledge undertakings and material adverse change event of default provisions;

(21) Deed of Indemnity between Burberry and each of the Directors dated 21 June 2002.

Burberry has agreed to indemnify each of the Directors against all claims and losses which a Director incurs and which arise out of or are connected to the exercise by a Director of his/her duties and powers as a Director of Burberry in connection with the Placing. Burberry will not be liable to the extent that a claim or loss arises as a result of the Director's negligence, default, breach of duty or breach of trust in relation to Burberry;

(22) Commitment Letter dated 21 June 2002 between GUS, Burberry, the Joint Global Co-ordinators and Mitsui pursuant to which GUS, Burberry and the Joint Global Co-ordinators have agreed to allocate to Mitsui New Ordinary Shares valued at £15 million at the Offer Price and Mitsui has agreed to subscribe for such shares conditional on Admission; and

(23) Deed of Commitment dated 21 June 2002, as amended on 9 July 2002, between Victor Barnett, GUS and Burberry pursuant to which Victor Barnett has agreed to subscribe for New Ordinary Shares valued at £5 million at the Offer Price conditional on Admission.

(b) Save as disclosed in (a), there are no other contracts (not being contracts entered into in the ordinary course of business) which have been entered into by any member of Burberry Group within the last two years immediately preceding the date of these Listing Particulars or which contain any provision under which any member of Burberry Group has any obligation or entitlement which is material to Burberry Group as at the date of these Listing Particulars.

15. Litigation

Save as set out below, neither Burberry nor any of our subsidiaries is or has been involved in any legal or arbitration proceedings nor, so far as the Directors are aware, are any such proceedings pending or threatened by or against any member of Burberry Group, which may have, or have had within the previous 12 months, a significant effect on the financial position of Burberry Group.

- The Company has received an invoice in respect of construction works at the New Bond Street site from our former lessor. We have notified the other party that we may seek recovery of costs incurred because of the late delivery of the store structure. We intend to defend this position. This invoice totals £0.5 million.
- The Company has received notification of a potential claim relating to the final commission payments due to the vendors of the Asia business following completion of the Burberry Asia Acquisition on 31 December 2001. It has been indicated that, pursuant to those arrangements and the distribution and agency arrangements which have now expired, that a number of the vendors are owed in aggregate approximately £3.2 million. The Company believes that the commission payable does not amount to more than approximately £0.3 million, which amount has been provided for in the combined financial information set out in Part V: "Accountants' Reports".
- There is an ongoing dispute with respect to our software supplier in Spain concerning certain additional costs, approximately £0.3 million, incurred by that supplier during the implementation of business software in Spain. We deny we are obliged to pay this sum and are currently in discussions with the software supplier regarding these costs.

16. Working Capital

The Company is of the opinion that, after taking into account available bank and other facilities, the committed facility being provided by GUS and the net proceeds of the Global Offer receivable by the Company, Burberry Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of publication of these Listing Particulars.

17. Significant Changes

There has been no significant change in the financial or trading position of Burberry Group since 31 March 2002, the date to which the Accountants' Reports on Burberry Group have been prepared.

18. Subsidiaries and Other Interests

Burberry is the holding company of Burberry Group. The following table shows the principal subsidiary undertakings of Burberry at Admission, being those which are considered by us to be likely to have a significant effect on the assessment of the assets and liabilities, financial position, profits and losses and prospects of Burberry Group, and our percentage interest in those companies. Except where stated otherwise, each of those companies is wholly owned by a member of Burberry Group and the issued share capital is fully paid and each is included in the consolidated accounts of Burberry Group.

Name (and country of incorporation)	*Registered address*	*Nature of business*	*Proportion of capital held*	*Issued share capital at admission*
Burberry Asia Limited (Hong Kong)	16th-19th Floors, Prince's Building, 10 Chater Road, Central, Hong Kong	Retail and wholesale activities	100%	HK$35,000,000
Burberry (Singapore) Distribution Company Pte Ltd (Singapore)	20 Raffles Place 09-01 Ocean Towers, Singapore 048620	General trading and investment holding	100%	S$2,900,000
Burberry (Deutschland) Gmbh (Germany)	Koenigsalle 50, 40212 Düsseldorf, Germany	Retail and wholesale activities	100%	€2,000,000

Name (and country of incorporation)	*Registered address*	*Nature of business*	*Proportion of capital held*	*Issued share capital at admission*
Burberry Italy Retail Limited (UK)	18-22 Haymarket, London SW1Y 4DQ UK	Retail activities	100%	£1
Burberry Italy S.R.L. (Italy)	Via Umberto, Quintavalle, 68 00173 Rome Italy	Wholesale activities	100%[2]	€10,200.00
Burberry Korea Limited	Euro Plaza 586-7 Shinso-Dorg Kongnam-ku, Seoul Korea	Retail and wholesale activities	100%	KRW 15,000,000,000
Burberry Limited (UK)	18-22, Haymarket, London SW1Y 4DQ UK	Retail, manufacture and wholesale activities	100%	£20,650,000
Burberry (Wholesale) Limited (US)	1350 Avenue of the Americas, New York, New York USA	Wholesale activities	100%	US$100,041
Burberry Limited (US)	1350 Avenue of the Americas, New York, New York USA	Retail activities	100%	US$100,005.80
Burberry Pacific Pty Ltd (Australia)	C/O Baker & Mckenzie Solicitors, Level 26, AMP Centre, 50 Bridge Street, Sydney NSW 2000 Australia	Importing and wholesale activities	100%	A$850,000
Burberry Realty, Inc. (currently GUS Realty Inc.) (US)	1209 Orange Street, Wilmington, Delaware USA	Property company	100%	100 issued shares of no par value
Burberry (France) S.A. (France)	8 Boulevard Malesherbes, 75008 Paris, France	Retail and wholesale activities	99.99%[1]	€3,128,400
Burberry (Spain) Retail S.L. (Spain)	Paseo de Gracia 56 Bajos, 08007 Barcelona Spain	Retail, manufacture, wholesale and import activities	100%	€3,010
Burberry (Spain) S.A. (Spain)	C/Lima 23-29 08030 Barcelona Spain	Wholesale	100%	€601,601
Burberry (Suisse) S.A. (Switzerland)	8 Rue Robert-Céard, 1204 Geneva, Swtizerland	Retail activities	100%[3]	CHF500,000
Hampstead Properties, Inc. (US)	1209 Orange Street Wilmington, Delaware USA	Property company	100%	US$100
Mercader y Casadevall S.A. (Spain)	C/ Valencia 640-644, 08026 Barcelona Spain	Retail activities	100%	€721,200
The Scotch House Limited (UK)	18-22 Haymarket, London SW1Y 4DQ UK	Retail activities	100%	£100
Woodrow-Universal Limited (UK)	Junction Mills, Crosshills, Nr Keighley, Yorks BD20 7SE UK	Cotton-type weaving and other textile weaving	100%	£250,000

Note 1: Six shares are held by individuals, the details of which are set out in paragraph 3 of this Part XI: "Additional Information – Share Capital".

Note 2: One share is held by WL Nominees Limited, the details of which are set out in paragraph 3 of this Part XI: "Additional Information – Share Capital".

Note 3: Three shares are held by individuals, the details of which are set out in paragraph 3 of this Part XI: "Additional Information – Share Capital".

19. Property

Burberry owns and leases land and buildings for its executive offices, marketing, administrative and support operations centres.

The following table summarises certain information with respect to the principal facilities owned or leased by Burberry:

Location	*Freehold/ Leasehold*	*Lease Term and Commencement Date*	*Approximate Area (square feet)*	*Principal Use*
18-22 Haymarket London SW1	Freehold	N/A	24,175	Offices and Showroom
127-131 Knightsbridge London SW1	Leasehold	63 years 25 March 1956	15,435	Store
4 Factory Albion Street Castleford	Freehold	N/A	84,852	Wholesale – manufacturing
29-53 Chatham Place Hackney London E9	Freehold	N/A	85,112	Wholesale – Factory Shop Retail – Warehouse
St Albans House 10-12 St Albans Street London SW1	Leasehold	15 years 25 December 1999	59,515	Offices
21-23 New Bond Street London W1	Leasehold	30 years from completion of the lease. The property is occupied pursuant to an Agreement for a lease dated 18 May 1999	18,608	Store
Kitty Brewster Trading Estate Blyth	Freehold	N/A	85,779	Wholesale – Warehouse
Paseo de Gracia, 56 Barcelona	Leasehold	25 years 14 June 2001	11,919 m^2	Store
Calle Lima 23-29 Barcelona	Freehold	N/A	409,769	Office and Warehouse
8 Boulevard Malesherbes, Paris, 75008	Freehold	N/A	21,950	Store
55 Rue de Rennes, Paris, 75006	Freehold	N/A	3,981	Store
7th and 9th East 57th Street New York 10022	Freehold	N/A	34,905	Store
633 North Michigan Avenue Chicago 60611	Freehold	N/A	12,255	Store
2 Newbury Street Boston 02116	Freehold	N/A	12,678	Store
225 Post Street San Francisco 94188	Freehold	N/A	17,335	Store
Ala Moana Shopping Centre Honolulu 96814	Leasehold	10 years 14 April 1995	2,698	Store
Woodbury Common 32 Central Valley NY 10917	Leasehold	10 years 31 May 2000	3,279	Store
9536-9560 Wilshire Boulevard, Beverly Hills, California	Leasehold	15½ years 30 March 2001	10,777	Store

As well as these principal establishments Burberry owns 80 leasehold and 11 freehold properties.

20. General

(a) The expenses of or incidental to the Global Offer, including underwriting commissions and the costs of printing and distribution of documents will be approximately £8.6 million (assuming that the Over-allotment Option is not exercised) and are payable by Burberry. Included within this figure is the total remuneration of the Joint Sponsors and the Underwriters (including underwriting commission) amounting to approximately £8.4 million, calculated on the same basis.

(b) The financial information concerning Burberry Group contained in these Listing Particulars does not constitute full statutory accounts as referred to in Section 240 of the Companies Act. The audited accounts have been delivered to the Registrar of Companies for each of the years in the three-year period ended 31 March 2002.

(c) The basis on which the Accountants' Report on the consolidated financial information of Burberry has been prepared is detailed in note 1 to Part V of the "Accountants' Reports – Burberry Group plc".

(d) There are no arrangements in existence under which future dividends are to be waived or agreed to be waived except in relation to the Burberry ESOP Trust as described in paragraph 8 of this Part XI: "Additional Information – Share Incentive Schemes".

(e) No temporary documents of title will be issued pursuant to the Global Offer. It is expected that definitive share certificates, other than in respect of shares held in CREST, will be despatched to Burberry shareholders on 18 July 2002 and on that date relevant CREST accounts are expected to be credited with the shares held in CREST.

(f) Burberry's ordinary shares are in registered form and will, on Admission, be capable of being held in certificated and uncertificated form.

(g) Burberry's registrars are Lloyds TSB of The Causeway, Worthing, West Sussex, BN99 6DA.

(h) The Global Offer is being underwritten by the Underwriters with the exception of the New Ordinary Shares for which Mitsui, the Burberry ESOP Trust and Barclays have agreed to subscribe. Details thereof are given in paragraph 11 of this Part XI: "Additional Information – Underwriting Arrangements".

(i) The following people have consented, for the purpose of these Listing Particulars, to the use of statements made by them, in the form and context in which they are included in these Listing Particulars, in the sections indicated:

(1) PricewaterhouseCoopers have given and have not withdrawn their written consent to the inclusion herein of their report(s) and letters and the references thereto and to their name in the form and context in which they appear and have authorised the contents of their reports and letter for the purposes of Regulation 6(l)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

(2) Colliers Conrad Ritblat Erdman have given and have not withdrawn their written consent to the inclusion herein of their report and the references thereto and to their name in the form and context in which it appears and have authorised the contents of their reports for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

21. Documents Available for Inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) at our registered office and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ for a period of 14 days from the date of this document:

(a) the current Memorandum and Articles of Association;

(b) the audited accounts for the three years ended 31 March 2002;

(c) the Accountants' Reports set out in Part V;

(d) the unaudited pro forma combined balance sheets set out in Part VI;

(e) the PricewaterhouseCoopers report on the unaudited pro forma combined balance sheets set out in Part VI;

(f) the Directors' service contracts and letters of appointment referred to in paragraph 7 of this Part XI: "Additional Information – Directors' Service Agreements and Remuneration";

(g) the rules and trust deeds of the Share Incentive Schemes referred to in paragraph 8 of this Part XI: "Additional Information – Share Incentive Schemes";

(h) the Underwriting Agreement referred to in paragraph 11 of this Part XI: "Additional Information – Underwriting Arrangements";

(i) the lock-up agreement referred to in paragraph 12 of this Part XI: "Additional Information – Lock-up Arrangements";

(j) the other material contracts referred to in paragraph 14 of this Part XI: "Additional Information – Material Contracts";

(k) the written consents referred to in paragraph 20 of this Part XI: "Additional Information – General";

(l) the written statements signed by PricewaterhouseCoopers setting out the adjustments made by them in arriving at the figures shown in the Accountants' Reports and giving the reasons therefor;

(m) the valuation report of major properties dated 12 July 2002; and

(n) these Listing Particulars.

Dated: 12 July 2002

PART XII: Definitions

The following definitions apply throughout these Listing Particulars unless the context requires otherwise:

"Admission"	admission to the Official List and admission to trading by the London Stock Exchange of the ordinary shares
"Articles"	the Articles of Association of Burberry, as amended or adopted by Burberry from time to time
"Burberry" or the **"Company"**	Burberry Group plc
"Burberry Asia Acquisition"	the purchase of certain assets of our primary distributors in Asia, excluding Japan (Burberry Hong Kong, Burberry Singapore and Burberry Australia) as described in paragraph 14 of Part XI: "Additional Information"
"Burberry ESOP Trust"	the offshore employee benefit trust described in paragraph 8(j) of Part XI: "Additional Information"
"Burberry Group"	Burberry and its subsidiaries
"Burberry Limited (UK)"	a wholly owned subsidiary of Burberry, incorporated under the laws of England and Wales
"Burberry Limited (US)"	a wholly owned subsidiary of Burberry, incorporated under the laws of the state of New York
"Burberry Spain Acquisition"	the purchase of our former licensee in Spain, together with the retail operations of our former licensee in Spain, as described in paragraph 14 of Part XI: "Additional Information"
"Combined Code"	the principles of good governance and code of best practice prepared by the Committee on Corporate Governance, chaired by Sir Ronald Hampel, published in June 1998 and appended to, but not forming part of, the Listing Rules
"Companies Act"	the Companies Act 1985, as amended
"CREST"	the system for the paperless settlement of trades in listed securities, of which CRESTCo. Limited is the operator
"Director(s)"	the directors of Burberry whose names are set out on page 8 of this document
"Exchange Act"	the US Securities Exchange Act of 1934
"Facility Agreement"	the multi-currency revolving loan agreement entered into on 11 July 2002 with GUS
"Global Offer"	the bookbuilt offer of New Ordinary Shares to (i) institutional investors; and (ii) certain other investors described in Part IX: "The Global Offer"
"GUS"	GUS plc
"GUS Group"	GUS and its subsidiaries
"Joint Global Co-ordinators"	Merrill Lynch International and Morgan Stanley Securities Limited
"Joint Sponsors"	Merrill Lynch International and Morgan Stanley & Co. International Limited
"Listing Particulars"	this document dated 12 July 2002

"Listing Rules"	the listing rules made by the UK Listing Authority under Section 74 of the Financial Services and Markets Act 2000
"London Stock Exchange"	London Stock Exchange plc
"Mitsui"	Mitsui & Co., Ltd
"New Ordinary Shares"	new ordinary shares of 0.05 pence each in the capital of Burberry to be issued by Burberry in the Global Offer
"Offer Price"	the price at which each New Ordinary Share is to be issued under the Global Offer
"Official List"	the official list maintained by the UK Listing Authority
"Over-allotment Option"	the over-allotment option set out in the Underwriting Agreement and described in Part IX: "The Global Offer – Over-allotment Option"
"Over-allotment Shares"	the New Ordinary Shares which may or may not be issued by Burberry pursuant to the Over-allotment Option
"qualified institutional buyer" or **"QIB"**	as defined in Rule 144A under the Securities Act
"Reduction of Capital"	the reduction or cancellation of the share premium account of Burberry under the Companies Act as described in paragraph 2 of Part XI: "Additional Information"
"Registrars"	Lloyds TSB
"Relationship Agreement"	the agreement entered into between Burberry and GUS dated 11 July 2002 that regulates the ongoing relationship between Burberry Group and the GUS Group
"Reorganisation"	the reorganisation as described in paragraph 2 of Part XI: "Additional Information"
"Rights Issue"	the rights offer of ordinary shares in the Company made on or around 15 July 2002 as described in paragraph 2 of Part XI: "Additional Information"
"Sanyo"	Sanyo Shokai & Co. Ltd.
"SDRT"	Stamp Duty and Stamp Duty Reserve Tax
"SEC"	the US Securities and Exchange Commission
"Securities Act"	the US Securities Act of 1933
"Services Agreement"	the agreement dated 11 July 2002 entered into between GUS and Burberry relating to the provision of services by GUS to Burberry
"Statutes"	the Companies Act 1985, the Uncertificated Securities Regulations 2001 and every other statute for the time being in force concerning companies and affecting Burberry
"Tax Indemnity"	the tax indemnity dated 11 July 2002 between GUS and Burberry
"Tax Sharing Agreement"	the tax sharing agreement dated 11 July 2002 between GUS and Burberry
"UK GAAP"	generally accepted accounting principles in the UK

"UK Listing Authority"	the Financial Services Authority, acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"Underwriters"	Merrill Lynch International, Morgan Stanley Securities Limited, Cazenove & Co. Ltd and UBS AG, acting through its business group UBS Warburg
"Underwriting Agreement"	the sponsorship and underwriting agreement entered into between Burberry, GUS, the DIrectors, the Joint Sponsors and the Underwriters on 11 July 2002
"United Kingdom" or **"UK"**	the United Kingdom of Great Britain and Northern Ireland
"United States" or **"US"**	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
"US GAAP"	generally accepted accounting principles in the United States
"US GAAS"	generally accepted auditing standards in the United States

PART XIII: GLOSSARY

"concession"	shop-in-shop in a department store-like format operated by Burberry Group. Fit-out costs, stock and staff are the responsibility of Burberry Group. A rental and/or percentage of total sales is payable to the department store or the department store is entitled to the retail margin on the products sold
"continuity products"	Burberry products intended to be sold year after year and not associated with a specific season's collection
"directly operated store"	stand-alone store operated by Burberry Group
"door"	a store selling Burberry products. A specialty store or department store can have more than one point-of-sale within the store, but it only counts as one door
"parallel trading"	sales of products by wholesale customers to distributors who do not have a relationship with Burberry Group
"seasonal products"	Burberry products with a short sales life that are associated with a specific season's collection
"shop-in-shop"	a Burberry selling environment within a door
"wholesale account" or **"wholesale customer"**	third parties who purchase through our wholesale channel of business. Wholesale customers are responsible for fit-out costs, stock, staff and all other operating costs

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